FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2013

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item
1	Press release regarding 4th quarter 2012 results.

2	Financial report regarding 4th quarter 2012 results.

3	Key consolidated data regarding 4th quarter 2012 results.

4	Webcast presentation for 4th quarter 2012 results.

Press Release

Santander’s 2012 attributable net profit was EUR 2.205

billion (-59%), after making charges of EUR 18.800

billion and reducing property exposure in Spain

Emilio Botín: “2012 marked a turning point in terms of profit. In 2013, with the exceptional write-offs behind us, we should see a marked recovery in results.”

•	PRE-PROVISION PROFIT was EUR 23,559 million in 2012, an increase of 2% on the year and 34% since 2008, when the crisis began.

•	PROVISIONS: The bank made provisions of EUR 18,800 million, or EUR 6,600 million more than in 2011, thanks to the strength of its earnings.

•	Provisions for non-performing loans were EUR 12,666 million, up 28%. This raised NPL coverage from 61% to 73% in 2012.

•	Provisions for real estate exposure in Spain were EUR 6,100 million, covering 100% of the requirements enacted in 2012.

•	REAL ESTATE EXPOSURE IN SPAIN: Net exposure halved to EUR 12,500 million from EUR 24,900 million. The bank sold 33,500 properties, from its own books and those of real estate developers.

•

CAPITAL: The core capital ratio, under BIS II criteria, improved by 0.3 point in the year to 10.33%. Stress tests carried out by Oliver Wyman showed that Santander would have surplus capital of EUR 25,297 million in the most adverse scenario.

•

VOLUME: Net loans totaled EUR 720,483 million, down 4%. Deposits increased 4% to EUR 647,540 million. In Spain, deposits rose 12%, with inflows of EUR 22,000 million, and the bank gained 2.1 points of market share.

•	LIQUIDITY: The group returned EUR 24,000 million borrowed as liquidity insurance under the ECB’s LTRO, which had been on deposit with the central bank itself.

•	NPLS: The group non-performing loan ratio rose 0.65 point to 4.54%. In Spain it was 6.74%, up 1.25 point but still more than four points below the sector average.

•	DIVERSIFICATION: Latin America contributed 50% of group profit (Brazil 26%, Mexico 12% and Chile 6%); Continental Europe 27% (Spain 15%, Poland 5% and Germany 4%); the UK 13% and the US 10%.

•	Latin America: Attributable profit fell 8% to EUR 4,305 million following the sale of the Colombian business and minorities. Loans rose 8% and deposits 9%.

•	Continental Europe: Attributable profit rose 2% to EUR 2,322 million. Loans fell 7% and deposits rose 9%.

•	UK: Attributable profit was EUR 1,175 million, down 4%. Loans dropped 4% and deposits 2% as expensive liabilities were reduced.

•	US: Attributable profit was EUR 811 million, down 20% due to the change in perimeter and one-time charges. Loans and deposits both rose 5%.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 comunicacionbancosantander@gruposantander.com	1

Madrid, Jan. 31, 2013—Grupo Santander registered net attributable profit of EUR 2,205 million in 2012, 59% less than in 2011. Ordinary profit was EUR 5,251 million, while capital gains came to EUR 1,065 million, mainly from the sale of the Colombian unit and the reinsurance of the Spanish and Portuguese life insurance portfolios. Profit for the year would have been EUR 6,315 million, but after setting aside a net EUR 4,110 million to cover real estate exposure in Spain, fell to EUR 2,205 million.

Banco Santander’s Chairman Emilio Botín said: “Profits reached a turning point in 2012. In 2013, with the exceptional write-offs behind us, we should see a marked increase in earnings, based on the group’s recurrent revenues and cost control.”

Results

The 2012 results demonstrate the group’s strength. Although the economic backdrop has been difficult for several years, revenues and pre-provision profit have continued to grow by around 2%. Group revenues were EUR 43,675 million and costs were EUR 20,116 million. The difference between the two gave Santander a pre-provision profit of EUR 23,559 million and an efficiency ratio of 46.1%. Both those numbers are among the strongest in international banking.

The pre-provision profit shows Santander’s capacity to generate earnings and set aside provisions when the economic situation requires. The bank set aside EUR 12,666 million in provisions for non-performing loans, an increase of 28%, and assigned a further EUR 6,140 million gross (or EUR 4,110 million net) to cover real estate exposure in Spain.

These provisions allowed the bank to increase its NPL coverage for a fourth consecutive quarter, to 73% across the group and 71% in Spain, improvements of 11 and 25 percentage points, respectively.

Santander’s diversification is the main reason that group results have held up so well against such a difficult backdrop in Europe, where it carries out a large part of its business. Latin America contributed 50% of profits (Brazil 26%, Mexico 12% and Chile 6%), Continental Europe brought in 27% (Spain 15%, Poland 5% and Germany 4%), the UK 13% and the US 10%.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 comunicacionbancosantander@gruposantander.com	2

Balance sheet

Santander focused on reinforcing its balance sheet, as shown by the hefty provisions and the improvements in capital ratios and liquidity.

Group outstanding loans were EUR 720,483 million, or 113% of total deposits of EUR 647,540 million. In December, 2008, before the crisis, this ratio was 150%. Loans fell 4 % and deposits rose 4%, not including securities repurchase agreements.

The trend in Spain is particularly noteworthy: deposits exceeded loans for the first time in decades. For every EUR 100 in deposits the bank had EUR 96 of loans, while, four years earlier, there were EUR 178 in loans for every EUR 100 of deposits. There are two reasons for this: the marked deleveraging of the Spanish economy and the fact that Santander’s deposits have grown despite an overall decrease in the market.

At the end of 2012, Santander in Spain had EUR 194,170 million of loans, a decline of 6% in gross lending, and EUR 201,850 million of deposits, an increase of 12%. The bank captured EUR 22,000 million in deposits, increasing its market share by 2.1 points. The fastest growth came from individual deposits, up 19%, followed by companies, with an increase of 6.0%. The fall in loans is closely linked to the 32% decrease in real estate lending.

Deposits performed well in all other markets, growing by 9% in Latin America, with Mexico expanding 19% and Brazil and Chile both by 6%. Deposits rose 5% in the US, 2% in Portugal and were stable in the UK.

Santander also issued medium- and long-term debt totaling EUR 31,100 million during 2012 and placed asset-backed securities worth EUR 11,900 million. In January this year Santander sold EUR 2,000 million of five-year covered bonds and EUR 1,000 million of seven-year senior debt.

This improvement in liquidity allowed the bank to return EUR 24,000 million to the ECB, the full amount borrowed by Santander and Banesto under the December, 2011, LTRO. Santander still has a further EUR 11,000 million it took at the second ECB liquidity window. It treats these ECB loans as “liquidity insurance” and leaves them on deposit at the ECB.

Lending varied greatly from one market to another. Outstanding loans in Latin America increased 8%, thanks to growth of 9% in Chile, 7% in Mexico and 6% in Brazil, and expanded by 5% in both Poland and the US. In the remaining European countries, outstanding loans fell: Portugal declined 9%, Spain 6% and the UK 4%.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 comunicacionbancosantander@gruposantander.com	3

The group non-performing loan rate was 4.54%, or 0.65 point more than in 2011. In Spain, NPLs were 6.74%, up 1.25 point from the year before, partly because of the fall in outstanding loans. In the UK, the NPL rate rose 0.21 point to 2.05% and in Latin America it climbed 1.1 point to 5.42%. In contrast, the rate fell 0.56 point in the US, eased 0.17 point in Poland and 0.07 point to 3.90% in Santander Consumer Finance.

NPL rates are below average in practically all the bank’s markets and particularly in Spain, where the average ratio for the industry as a whole is four points above Santander’s.

Real estate exposure in Spain

Banco Santander reduced its exposure to real estate in Spain by 26% in 2012, from EUR 31,994 million to EUR 23,705 million. This was done by reducing the loan portfolio (doubtful, substandard and up-to-date loans) as well as properties adjudicated or acquired in lieu of debt repayments.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 comunicacionbancosantander@gruposantander.com	4

Outstanding loans fell in 2012 by EUR 7,575 million to EUR 15,867 million, while properties on the balance sheet fell by EUR 714 million to EUR 7,838 million. This decline was the result of the bank’s aggressive sales of its own properties and those of real estate developers, which came to a record 33,500 units. The bank will continue to make the selling of these assets a priority.

Moreover, the bank substantially increased provisions, bringing reserves allocated to the sector to EUR 11,196 million, providing coverage of 47% of real estate exposure. With these reserves, net exposure to real estate in Spain is EUR 12,509 million, about half the EUR 24,892 million at the end of 2011.

Capital and the share

Grupo Santander had a core capital ratio of 10.33% at the end of 2012 under Basel II criteria, or 0.31 point more than a year earlier. In the third quarter, the international consultancy Oliver Wyman, backed by the large international audit firms and property assessors, carried out an in-depth analysis of Spanish banks’ loan portfolios. It concluded that Santander would have surplus capital of EUR 25,297 million in 2014 even in a worst-case scenario.

At the end of September Santander successfully floated 24.9% of its Mexican subsidiary, with demand of almost five times the number of shares on offer. The placement was valued at EUR 3,200 million.

On December 17, the bank announced a proposal to merge Banesto and Banif with Banco Santander, which will be submitted to shareholders for their approval in March. Under the proposed terms, Banesto’s minority shareholders can exchange their holdings for Santander shares with a premium of 25%. The merger of these units should produce synergies of EUR 520 million by the third year. It will significantly increase the number of Santander branches and will especially strengthen the corporate and private banking businesses. The transaction has no impact on capital.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 comunicacionbancosantander@gruposantander.com	5

At the end of 2012, Santander’s market capitalisation was EUR 62,959 million euros, which makes it the biggest bank in the euro zone by this measure. The share ended the year at EUR 6.10, up 3.9% compared with December, 2011.

The per share remuneration charged to 2012 results will be EUR 0.60 for the third year running and will be distributed under the Dividendo Elección (scrip dividend) programme, which allows shareholders to choose between receiving a dividend in cash or shares on each of the four usual dividend payment dates. The Board of Directors approved on January 28 the fourth dividend under the programme, for a rounded EUR 0.146 a share.

Santander had 3,296,270 shareholders at the end of 2012. The group employed 186,763 people, serving 102 million customers in 14,392 branches, making Santander the largest international financial group in terms of shareholders and branch network.

For further information, see www.santander.com

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 comunicacionbancosantander@gruposantander.com	6

			Variation
	2012	2011	Amount	%	2010
Balance sheet (EUR million)
Total assets	1,269,628	1,251,525	18,103	1.4	1,217,501
Net customer loans	720,483	750,100	(29,618)	(3.9)	724,154
Customer deposits	626,639	632,533	(5,895)	(0.9)	616,376
Customer funds under management	968,987	984,353	(15,366)	(1.6)	985,269
Shareholders’ equity (1)	80,821	80,400	421	0.5	75,273
Total managed funds	1,387,769	1,382,980	4,789	0.3	1,362,289

Income statement (EUR million)
Net interest income	30,147	29,110	1,037	3.6	27,728
Gross income	43,675	42,754	921	2.2	40,586
Pre-provision profit (net operating income)	23,559	23,195	364	1.6	22,682
Profit from continuing operations	6,148	7,812	(1,663)	(21.3)	9,077
Attributable profit to the Group	2,205	5,351	(3,146)	(58.8)	8,181

EPS, profitability and efficiency (%)
EPS (euro)	0.23	0.60	(0.38)	(62.5)	0.94
Diluted EPS (euro)	0.22	0.60	(0.37)	(62.5)	0.94
ROE	2.80	7.14			11.80
ROTE	4.11	10.81			18.11
ROA	0.24	0.50			0.76
RoRWA	0.55	1.06			1.54
Efficiency ratio (with amortisations)	46.1	45.7			44.1

BIS II ratios and NPL ratios (%)
Core capital	10.33	10.02			8.80
Tier I	11.17	11.01			10.02
BIS II ratio	13.09	13.56			13.11
NPL ratio	4.54	3.89			3.55
NPL coverage	72.6	61.4			72.7

Market capitalisation and shares
Shares (2) (millions at period-end)	10,321	8,909	1,412	15.9	8,329
Share price (euros)	6.100	5.870	0.230	3.9	7.928
Market capitalisation (EUR million)	62,959	50,290	12,669	25.2	66,033
Book value (1) (euro)	7.87	8.59			8.58
Price / Book value (X)	0.78	0.68			0.92
P/E ratio (X)	27.02	9.75			8.42

Other data
Number of shareholders	3,296,270	3,293,537	2,733	0.1	3,202,324
Number of employees	186,763	189,766	(3,003)	(1.6)	175,042
Continental Europe	58,074	58,864	(790)	(1.3)	49,705
o/w: Spain	31,438	31,889	(451)	(1.4)	32,189
United Kingdom	26,186	27,505	(1,319)	(4.8)	24,427
Latin America	90,576	91,913	(1,337)	(1.5)	89,551
USA	9,525	9,187	338	3.7	8,866
Corporate Activities	2,402	2,297	105	4.6	2,493
Number of branches	14,392	14,756	(364)	(2.5)	14,082
Continental Europe	6,437	6,608	(171)	(2.6)	6,063
o/w: Spain	4,683	4,781	(98)	(2.0)	4,848
United Kingdom	1,189	1,379	(190)	(13.8)	1,416
Latin America	6,044	6,046	(2)	(0.0)	5,882
USA	722	723	(1)	(0.1)	721
Information on ordinary profit
Attributable profit to the Group	5,251	7,021	(1,769)	(25.2)	8,181
EPS (euro)	0.54	0.79	(0.25)	(31.9)	0.94
Diluted EPS (euro)	0.53	0.78	(0.25)	(31.9)	0.94
ROE	6.66	9.37			11.80
ROTE	9.80	14.18			18.11
ROA	0.48	0.63			0.76
RoRWA	1.08	1.35			1.54
P/E ratio (X)	11.34	7.43			8.42

Note: The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on January, 28 2013, following a favourable report from the Audit and Compliance Committee on January, 21 2013. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.

(1)	In 2012, estimated data of May 2013 scrip dividend
(2)	In 2011, includes shares issued to cover the exchange of preferred shares of December 2011

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 comunicacionbancosantander@gruposantander.com	7

Key data by principal segments

	Net operating income			Attributable profit to the Group			Efficiency ratio (%)		ROE (%)
	2012	2011	Var (%)	2012	2011	Var (%)	2012	2011	2012	2011
Income statement (EUR million)
Continental Europe	7,555	7,018	7.6	2,305	2,287	0.8	45.5	47.1	7.36	7.66

o/w: Santander Branch Network	2,582	2,353	9.7	709	660	7.4	44.2	46.5	10.99	9.63
Banesto	1,267	1,112	14.0	94	130	(28.1)	44.1	47.4	1.96	2.78
Portugal	533	443	20.4	124	174	(28.7)	48.6	54.4	4.92	7.00
Santander Consumer Finance	1,763	1,887	(6.6)	727	666	9.0	43.9	41.3	6.70	7.02
Retail Poland (BZ WBK)	543	366	48.4	330	232	42.0	43.9	47.0	18.97	17.93

United Kingdom*	2,434	3,270	(25.5)	1,094	1,223	(10.5)	53.0	44.3	8.23	9.60

Latin America	14,872	13,397	11.0	4,305	4,664	(7.7)	37.9	39.8	19.44	21.78

o/w: Brazil	10,685	9,861	8.4	2,212	2,610	(15.2)	35.3	37.6	17.85	23.26
Mexico	1,695	1,369	23.8	1,015	936	8.5	39.7	41.9	25.07	21.16
Chile	1,385	1,252	10.6	498	611	(18.5)	40.0	39.2	22.09	25.43

USA	1,430	1,741	(17.8)	811	1,010	(19.7)	45.1	36.4	15.53	24.76

Operating areas*	26,291	25,425	3.4	8,515	9,184	(7.3)	42.3	42.4	11.83	13.49

Corporate Activities*	(2,733)	(2,230)	22.5	(3,263)	(2,163)	50.9

Total Group*	23,559	23,195	1.6	5,251	7,021	(25.2)	46.1	45.7	6.66	9.37

Net capital gains and provisions				(3,047)	(1,670)	82.4

Total Group				2,205	5,351	(58.8)	46.1	45.7	2.80	7.14

(*).-	Excluding net capital gains and provisions

	Net customer loans			Customer deposits			NPL ratio (%) *		NPL coverage (%) *
	31.12.12	31.12.11	Var (%)	31.12.12	31.12.11	Var (%)	31.12.12	31.12.11	31.12.12	31.12.11
Activity (EUR million)
Continental Europe	285,147	305,391	(6.6)	258,691	247,582	4.5	6.25	5.18	72.5	55.8

o/w: Santander Branch Network *	95,134	102,643	(7.3)	95,986	78,864	21.7	9.65	8.47	67.5	39.9
Banesto	61,665	68,850	(10.4)	48,257	50,755	(4.9)	6.28	5.01	71.3	53.1
Portugal	25,960	28,403	(8.6)	23,971	23,465	2.2	6.56	4.06	53.1	54.9
Santander Consumer Finance	56,683	56,731	(0.1)	31,892	33,198	(3.9)	3.90	3.97	109.5	109.3
Retail Poland (BZ WBK)	9,732	8,479	14.8	11,217	10,359	8.3	4.72	4.89	68.3	65.2

United Kingdom	250,527	255,699	(2.0)	194,452	194,318	0.1	2.05	1.84	45.4	40.2

Latin America	140,090	139,867	0.2	134,765	134,078	0.5	5.42	4.32	87.5	97.0

o/w: Brazil	74,511	78,408	(5.0)	69,849	72,405	(3.5)	6.86	5.38	90.2	95.2
Mexico	20,384	18,185	12.1	24,743	21,459	15.3	1.94	1.82	157.3	175.7
Chile	29,677	25,709	15.4	22,411	20,175	11.1	5.17	3.85	57.7	73.4

USA	41,331	40,194	2.8	38,116	36,884	3.3	2.29	2.85	105.9	96.2

Operating areas	717,095	741,152	(3.2)	626,024	612,861	2.1	4.51	3.83	73.1	64.1

Total Group	720,483	750,100	(3.9)	626,639	632,533	(0.9)	4.54	3.89	72.6	61.4

*	Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of December 2012 stood at 7.29% (5.99% in December 2011) and NPL coverage was 69,7% (39,2% in December 2011).

	Employees		Branches
	31.12.12	31.12.11	31.12.12	31.12.11
Operating means
Continental Europe	58,074	58,864	6,437	6,608

o/w: Santander Branch Network	17,880	17,967	2,894	2,915
Banesto	9,136	9,450	1,647	1,714
Portugal	5,709	5,854	667	716
Santander Consumer Finance	12,279	11,896	629	647
Retail Poland (BZ WBK)	8,849	9,383	519	526

United Kingdom	26,186	27,505	1,189	1,379

Latin America	90,576	91,913	6,044	6,046

o/w: Brazil	53,707	54,368	3,788	3,775
Mexico	13,954	13,062	1,170	1,125
Chile	12,355	12,193	504	499

USA	9,525	9,187	722	723

Operating areas	184,361	187,469	14,392	14,756

Corporate Activities	2,402	2,297

Total Group	186,763	189,766	14,392	14,756

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 comunicacionbancosantander@gruposantander.com	8

Financial report

Financial report 2012

January February March April May June July August September October November December

Santander

Gross income
EUR Million

+2.2% 2012 - 2011

40,586
42,754
43,675
2010
2011
2012

Pre-provision profit (net operating income)
EUR Million

+1.6% 2012 - 2011

22,682
23,195
23,559
2010
2011
2012

Attributable profit
EUR Million

-58.8% 2012 - 2011

8,181
5,351
2,205
2010
2011
2012(1)

(1) Before the real estate provisions net of capital gains: EUR 5,251 Million; -25.2%

Earnings per share
Euros

-52.5% 2012 - 2011

0.94
0.60
0.23
2010
2011
2012(1)

(1) Before the real estate provisions net of capital gains: EUR 0.54; -31.9%

Efficiency ratio
%

+0.4 p.p. 2012 - 2011

44.1
45.7
46.1
2010
2011
2012

Core capital
%

+0.31 p.p. 2012 - 2011

8.80
10.02
10.33
Dic'10
Dic'11
Dic'12

2	JANUARY – DECEMBER / FINANCIAL REPORT 2012

KEY CONSOLIDATED DATA

Balance sheet (EUR Million)	2012	2011	Amount	(%)	2010
Total assets	1,269,628	1,251,525	18,103	1.4	1,217,501
Net customer loans	720,483	750,100	(29,618)	(3.9)	724,154
Customer deposits	626,639	632,533	(5,895)	(0.9)	616,376
Customer funds under management	968,987	984,353	(15,366)	(1.6)	985,269
Shareholders’ equity (1)	80,821	80,400	421	0.5	75,273
Total managed funds	1,387,769	1,382,980	4,789	0.3	1,362,289

Income statement (EUR Million)	2012	2011	Amount	(%)	2010
Net interest income	30,147	29,110	1,037	3.6	27,728
Gross income	43,675	42,754	921	2.2	40,586
Pre-provision profit (net operating income)	23,559	23,195	364	1.6	22,682
Profit from continuing operations	6,148	7,812	(1,663)	(21.3)	9,077
Attributable profit to the Group	2,205	5,351	(3,146)	(58.8)	8,181

EPS, profitability and efficiency (%) (%)	2012	2011	Amount	(%)	2010
EPS (euro)	0.23	0.60	(0.38)	(62.5)	0.94
Diluted EPS (euro)	0.22	0.60	(0.37)	(62.5)	0.94
ROE	2.80	7.14			11.80
ROTE	4.11	10.81			18.11
ROA	0.24	0.50			0.76
RoRWA	0.55	1.06			1.54
Efficiency ratio (with amortisations)	46.1	45.7			44.1

BIS II ratios and NPL ratios (%) (%)	2012	2011			2010
Core capital	10.33	10.02			8.80
Tier I	11.17	11.01			10.02
BIS II ratio	13.09	13.56			13.11
NPL ratio	4.54	3.89			3.55
NPL coverage	72.6	61.4			72.7

Market capitalisation and shares	2012	2011	Amount	(%)	2010
Shares (2) (millions at period-end)	10,321	8,909	1,412	15.9	8,329
Share price (euros)	6.100	5.870	0.230	3.9	7.928
Market capitalisation (EUR million)	62,959	50,290	12,669	25.2	66,033
Book value (1) (euro)	7.87	8.59			8.58
Price / Book value (X)	0.78	0.68			0.92
P/E ratio (X)	27.02	9.75			8.42

Other data	2012	2011	Amount	(%)	2010
Number of shareholders	3,296,270	3,293,537	2,733	0.1	3,202,324
Number of employees	186,763	189,766	(3,003)	(1.6)	175,042
Continental Europe	58,074	58,864	(790)	(1.3)	49,705
o/w: Spain	31,438	31,889	(451)	(1.4)	32,189
United Kingdom	26,186	27,505	(1,319)	(4.8)	24,427
Latin America	90,576	91,913	(1,337)	(1.5)	89,551
USA	9,525	9,187	338	3.7	8,866
Corporate Activities	2,402	2,297	105	4.6	2,493
Number of branches	14,392	14,756	(364)	(2.5)	14,082
Continental Europe	6,437	6,608	(171)	(2.6)	6,063
o/w: Spain	4,683	4,781	(98)	(2.0)	4,848
United Kingdom	1,189	1,379	(190)	(13.8)	1,416
Latin America	6,044	6,046	(2)	(0.0)	5,882
USA	722	723	(1)	(0.1)	721

Information on ordinary profit	2012	2011	Amount	(%)	2010
Attributable profit to the Group	5,251	7,021	(1,769)	(25.2)	8,181
EPS (euro)	0.54	0.79	(0.25)	(31.9)	0.94
Diluted EPS (euro)	0.53	0.78	(0.25)	(31.9)	0.94
ROE	6.66	9.37			11.80
ROTE	9.80	14.18			18.11
ROA	0.48	0.63			0.76
RoRWA	1.08	1.35			1.54
P/E ratio (X)	11.34	7.43			8.42

The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on January, 28 2013, following a favourable report from the Audit and Compliance Committee on January, 21 2013. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.

(1)	In 2012, estimated data of May 2013 scrip dividend
(2)	In 2011, includes shares issued to cover the exchange of preferred shares of December 2011

FINANCIAL REPORT 2012 / JANUARY – DECEMBER	3

CONSOLIDATED FINANCIAL REPORT

Income statement

EUR Million

			Variation
	2012	2011	Amount	(%)	2010
Net interest income	30,147	29,110	1,037	3.6	27,728
Dividends	423	394	29	7.3	362
Income from equity-accounted method	427	775	(348)	(44.9)	470
Net fees	10,307	10,208	100	1.0	9,551
Gains (losses) on financial transactions	2,698	2,499	199	8.0	2,585
Other operating income/expenses	(327)	(232)	(94)	40.5	(110)
Gross income	43,675	42,754	921	2.2	40,586
Operating expenses	(20,116)	(19,559)	(557)	2.9	(17,905)
General administrative expenses	(17,928)	(17,468)	(460)	2.6	(15,986)
Personnel	(10,323)	(10,157)	(167)	1.6	(9,196)
Other general administrative expenses	(7,604)	(7,311)	(293)	4.0	(6,790)
Depreciation and amortisation	(2,189)	(2,091)	(98)	4.7	(1,919)
Net operating income	23,559	23,195	364	1.6	22,682
Net loan-loss provisions	(12,666)	(9,900)	(2,766)	27.9	(9,400)
Impairment losses on other assets	(853)	(173)	(680)	394.3	(471)
Other income	(1,593)	(2,811)	1,218	(43.3)	(1,048)
Ordinary profit before taxes	8,447	10,311	(1,864)	(18.1)	11,762
Tax on profit	(2,299)	(2,500)	201	(8.0)	(2,686)
Ordinary profit from continuing operations	6,148	7,812	(1,663)	(21.3)	9,077
Net profit from discontinued operations	(7)	(24)	17	(71.6)	(27)
Ordinary consolidated profit	6,141	7,787	(1,646)	(21.1)	9,050
Minority interests	890	766	124	16.2	869
Ordinary attributable profit to the Group	5,251	7,021	(1,769)	(25.2)	8,181
Net capital gains and provisions	(3,047)	(1,670)	(1,377)	82.4	—
Attributable profit to the Group	2,205	5,351	(3,146)	(58.8)	8,181

EPS (euros)	0.23	0.60	(0.38)	(62.5)	0.94
Diluted EPS (euros)	0.22	0.60	(0.37)	(62.5)	0.94

Pro memoria:
Average total assets	1,287,081	1,228,382	58,699	4.8	1,190,361
Average shareholders’ equity	78,806	74,901	3,904	5.2	69,334

Note:	In order to make a homogeneous comparison the P&L accounts of previous years have been restated, including the contribution from Santander Consumer USA’s and the insurance business in Latin America (included in the transaction with Zurich Seguros) in the “income from the equity accounted method” line.

4	JANUARY – DECEMBER / FINANCIAL REPORT 2012

INFORMATION BY PRINCIPAL SEGMENTS

Quarterly Income Statement

EUR Million

	Q1’11	Q2’11	Q3’11	Q4’11	Q1’12	Q2’12	Q3’12	Q4’12
Net interest income	7,075	7,225	7,275	7,536	7,821	7,678	7,495	7,153
Dividends	40	193	60	101	61	216	66	80
Income from equity-accounted method	225	204	169	176	136	120	84	87
Net fees	2,518	2,667	2,636	2,387	2,622	2,568	2,576	2,541
Gains (losses) on financial transactions	664	722	639	474	797	675	643	583
Other operating income/expenses	(40)	(90)	(57)	(45)	(83)	(67)	(84)	(93)
Gross income	10,482	10,921	10,722	10,629	11,354	11,190	10,780	10,351
Operating expenses	(4,731)	(4,826)	(4,909)	(5,093)	(5,074)	(4,967)	(5,100)	(4,976)
General administrative expenses	(4,227)	(4,303)	(4,376)	(4,563)	(4,549)	(4,454)	(4,495)	(4,431)
Personnel	(2,474)	(2,511)	(2,569)	(2,601)	(2,637)	(2,592)	(2,612)	(2,482)
Other general administrative expenses	(1,752)	(1,791)	(1,807)	(1,961)	(1,911)	(1,862)	(1,883)	(1,948)
Depreciation and amortisation	(505)	(523)	(533)	(530)	(525)	(514)	(605)	(545)
Net operating income	5,750	6,095	5,813	5,536	6,280	6,223	5,681	5,375
Net loan-loss provisions	(2,065)	(2,546)	(2,711)	(2,577)	(3,127)	(3,413)	(2,994)	(3,132)
Impairment losses on other assets	(48)	(52)	(84)	11	(83)	(97)	(81)	(592)
Other income	(546)	(1,378)	(357)	(531)	(526)	(418)	(510)	(139)
Ordinary profit before taxes	3,092	2,119	2,661	2,439	2,545	2,294	2,097	1,511
Tax on profit	(759)	(512)	(683)	(545)	(716)	(651)	(659)	(273)
Ordinary profit from continuing operations	2,332	1,607	1,978	1,894	1,829	1,644	1,438	1,238
Net profit from discontinued operations	(6)	(0)	(15)	(3)	1	(4)	1	(5)
Ordinary consolidated profit	2,327	1,607	1,963	1,890	1,829	1,640	1,439	1,234
Minority interests	218	214	161	173	226	236	197	232
Ordinary attributable profit to the Group	2,108	1,393	1,803	1,717	1,604	1,404	1,242	1,002
Net capital gains and provisions	—	—	—	(1,670)	—	(1,304)	(1,142)	(601)
Attributable profit to the Group	2,108	1,393	1,803	47	1,604	100	100	401

EPS (euros)	0.24	0.16	0.20	0.00	0.17	0.01	0.01	0.04
Diluted EPS (euros)	0.24	0.16	0.20	0.00	0.17	0.01	0.01	0.04

Note:	The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments my differ materially from those of such subsidiaries.

FINANCIAL REPORT 2012 / JANUARY – DECEMBER	5

CONSOLIDATED FINANCIAL REPORT

Net fees

EUR Million

			Variation
	2012	2011	Amount	(%)	2010
Fees from services	6,089	5,908	180	3.1	5,450
Mutual & pension funds	1,178	1,236	(59)	(4.7)	1,267
Securities and custody	702	668	34	5.1	784
Insurance	2,339	2,396	(56)	(2.4)	2,051
Net fee income	10,307	10,208	100	1.0	9,551

Operating expenses

EUR Million

			Variation
	2012	2011	Amount	(%)	2010
Personnel expenses	10,323	10,157	167	1.6	9,196
General expenses	7,604	7,311	293	4.0	6,790
Information technology	938	869	70	8.0	793
Communications	642	638	4	0.7	654
Advertising	665	691	(26)	(3.8)	632
Buildings and premises	1,750	1,660	91	5.5	1,544
Printed and office material	168	176	(9)	(4.9)	176
Taxes (other than profit tax)	417	391	26	6.6	369
Other expenses	3,024	2,887	137	4.8	2,622
Personnel and general expenses	17,928	17,468	460	2.6	15,986
Depreciation and amortisation	2,189	2,091	98	4.7	1,919
Total operating expenses	20,116	19,559	557	2.9	17,905

Net loan-loss provisions

EUR Million

			Variation
	2012	2011	Amount	(%)	2010
Non performing loans	13,988	11,324	2,664	23.5	10,339
Country-risk	(2)	(7)	5	(75.8)	2
Recovery of written-off assets	(1,321)	(1,418)	97	(6.8)	(941)
Total	12,666	9,900	2,766	27.9	9,400

6	JANUARY – DECEMBER / FINANCIAL REPORT 2012

CONSOLIDATED FINANCIAL REPORT

Balance sheet

EUR Million

			Variation
	31.12.12	31.12.11	Amount	(%)	31.12.10
Asset
Cash on hand and deposits at central banks	118,488	96,524	21,965	22.8	77,785
Trading portfolio	177,917	172,637	5,281	3.1	156,762
Debt securities	43,101	52,704	(9,602)	(18.2)	57,871
Customer loans	9,162	8,056	1,107	13.7	755
Equities	5,492	4,744	748	15.8	8,850
Trading derivatives	110,319	102,498	7,820	7.6	73,069
Deposits from credit institutions	9,843	4,636	5,208	112.3	16,216
Other financial assets at fair value	28,356	19,563	8,793	44.9	39,480
Customer loans	13,936	11,748	2,188	18.6	7,777
Other (deposits at credit institutions, debt securities and equities)	14,420	7,815	6,605	84.5	31,703
Available-for-sale financial assets	92,267	86,612	5,654	6.5	86,235
Debt securities	87,724	81,589	6,136	7.5	79,689
Equities	4,542	5,024	(481)	(9.6)	6,546
Loans	758,228	779,525	(21,298)	(2.7)	768,858
Deposits at credit institutions	53,785	42,389	11,396	26.9	44,808
Customer loans	697,384	730,296	(32,912)	(4.5)	715,621
Debt securities	7,059	6,840	219	3.2	8,429
Investments	4,453	4,154	299	7.2	273
Intangible assets and property and equipment	17,296	16,840	455	2.7	14,584
Goodwill	24,626	25,089	(463)	(1.8)	24,622
Other	47,997	50,580	(2,583)	(5.1)	48,901
Total assets	1,269,628	1,251,525	18,103	1.4	1,217,501

Liabilities and shareholders’ equity
Trading portfolio	143,241	146,949	(3,708)	(2.5)	136,772
Customer deposits	8,897	16,574	(7,677)	(46.3)	7,849
Marketable debt securities	1	77	(77)	(99.0)	365
Trading derivatives	109,743	103,083	6,659	6.5	75,279
Other	24,600	27,214	(2,614)	(9.6)	53,279
Other financial liabilities at fair value	45,418	44,908	510	1.1	51,020
Customer deposits	28,638	26,982	1,656	6.1	27,142
Marketable debt securities	4,904	8,185	(3,281)	(40.1)	4,278
Due to central banks and credit institutions	11,876	9,741	2,134	21.9	19,600
Financial liabilities at amortized cost	959,321	935,669	23,652	2.5	898,969
Due to central banks and credit institutions	131,670	116,368	15,302	13.1	79,537
Customer deposits	589,104	588,977	126	0.0	581,385
Marketable debt securities	201,064	189,110	11,954	6.3	188,229
Subordinated debt	18,238	22,992	(4,754)	(20.7)	30,475
Other financial liabilities	19,245	18,221	1,024	5.6	19,343
Insurance liabilities	1,425	517	908	175.6	10,449
Provisions	12,872	15,571	(2,699)	(17.3)	15,660
Other liability accounts	23,026	25,052	(2,026)	(8.1)	23,717
Total liabilities	1,185,302	1,168,666	16,636	1.4	1,136,586
Shareholders’ equity	81,243	80,895	348	0.4	77,334
Capital stock	5,161	4,455	706	15.9	4,165
Reserves	74,528	72,660	1,868	2.6	66,258
Attributable profit to the Group	2,205	5,351	(3,146)	(58.8)	8,181
Less: dividends	(650)	(1,570)	920	(58.6)	(1,270)
Equity adjustments by valuation	(6,590)	(4,482)	(2,108)	47.0	(2,315)
Minority interests	9,672	6,445	3,227	50.1	5,896
Total equity	84,326	82,859	1,467	1.8	80,914
Total liabilities and equity	1,269,628	1,251,525	18,103	1.4	1,217,501

FINANCIAL REPORT 2012 / JANUARY – DECEMBER	7

CONSOLIDATED FINANCIAL REPORT

Customer loans

EUR Million

			Variation
	31.12.12	31.12.11	Amount	(%)	31.12.10
Spanish Public sector	16,884	12,147	4,737	39.0	12,137
Other residents	183,130	202,411	(19,281)	(9.5)	217,497
Commercial bills	8,699	9,679	(980)	(10.1)	11,146
Secured loans	103,890	117,946	(14,056)	(11.9)	127,472
Other loans	70,540	74,785	(4,245)	(5.7)	78,879
Non-resident sector	545,972	554,478	(8,506)	(1.5)	514,217
Secured loans	339,519	342,676	(3,156)	(0.9)	311,048
Other loans	206,453	211,802	(5,349)	(2.5)	203,168
Gross customer loans	745,987	769,036	(23,050)	(3.0)	743,851
Loan-loss allowances	25,504	18,936	6,568	34.7	19,697
Net customer loans	720,483	750,100	(29,618)	(3.9)	724,154
Pro memoria: Doubtful loans	35,340	31,287	4,054	13.0	27,908
Public sector	121	102	19	18.4	42
Other residents	16,025	14,745	1,279	8.7	12,106
Non-resident sector	19,195	16,439	2,755	16.8	15,759

8	JANUARY – DECEMBER / FINANCIAL REPORT 2012

CONSOLIDATED FINANCIAL REPORT

Grupo Santander. NPL ratio and coverage
%

Coverage
61
62
65
70
73
NPL ratio
3.89
3.98
4.11
4.33
4.54
Dec 11
Mar 12
Jun 12
Sep 12
Dec 12

Loans portfolio in Spain
EUR Billion

Total
Real estate purpose
Household mortgages
Other loans to individuals
Companies without real estate purpose
Public Sector
230
27
61
24
105
12
Dec 10
219
23
59
20
105
12
Dec 11
206
16
55
18
104
13
Dec 12*

* In Companies without real estate purpose, including financing to suppliers (Public sector): EUR 4 bn.

Spain. NPL ratio and coverage
%

Coverage
45
46
53
65
71
NPL ratio
5.49
5.75
5.98
6.38
6.74
Dec 11
Mar 12
Jun 12
Sep 12
Dec 12

Spain. Total real estate exposure
EUR Billion

-EUR 28.5 bn. (-69%)
Gross exposure
Provisions
Net exposure
42.5
41.0
Dec 08
37.6
33.8
Dec 09
34.8
30.6
Dec 10
32.0
24.9
Dec 11
23.7
12.5
Dec 12

Spain. NPL ratio breakdown
%

Purposes real estate
28.6
32.8
39.4
42.8
47.7
Other portfolio
3.5
3.6
3.5
3.9
4.3
Household mortgages
2.7
2.6
2.5
2.7
2.8
Dec 11
Mar 12
Jun 12
Sep 12
Dec 12

Spain. Loans with real estate purpose coverage
%

Dec 11
Dec 12
33
50
Non performing
16
39
Substandar
50
53
Foreclosed real estate
37
50
Total problem loans
0
39
Performing
22
47
Real estate exposure

FINANCIAL REPORT 2012 / JANUARY – DECEMBER	9

CONSOLIDATED FINANCIAL REPORT

Credit risk management*

EUR Million

			Variation
	31.12.12	31.12.11	Amount	(%)	31.12.10
Non-performing loans	36,100	32,036	4,063	12.7	28,522
NPL ratio (%)	4.54	3.89	0.65 p.		3.55
Loan-loss allowances	26,194	19,661	6,533	33.2	20,748
Specific	21,858	15,474	6,384	41.3	14,901
Generic	4,336	4,187	149	3.5	5,846
NPL coverage (%)	72.6	61.4	11.2 p.		72.7
Credit cost (%) **	2.21	1.41	0.80 p.		1.56

Ordinary non-performing and doubtful loans ***	20,949	18,318	2,631	14.4	18,061
NPL ratio (%) ***	2.69	2.26	0.43 p.		2.28
NPL coverage (%) ***	125	107	18 p.		115

*	Excluding country-risk
**	Net specific allowance / computable assets
***	Excluding mortgage guarantees

Note: NPL ratio: Non-performing loans / computable assets

Non performing loans by quarter

EUR Million

	Q1’11	Q2’11	Q3’11	Q4’11	Q1’12	Q2’12	Q3’12	Q4’12
Balance at beginning of period	28,522	28,494	30,186	30,910	32,036	32,560	34,365	35,826
Net additions	3,112	4,015	4,206	4,048	3,638	5,452	3,836	3,720
Increase in scope of consolidation	186	739	(0)	—	(602)	(25)	(1)	(0)
Exchange differences	(558)	(31)	(444)	671	37	(71)	(40)	(435)
Write-offs	(2,767)	(3,031)	(3,037)	(3,594)	(2,549)	(3,552)	(2,335)	(3,011)
Balance at period-end	28,494	30,186	30,910	32,036	32,560	34,365	35,826	36,100

Trading portfolios*. VaR by region

* Trading activity

Fourth quarter	2012		2011
EUR Million	Average	Latest	Average
Total	17.3	18.5	16.0
Europe	12.5	16.4	11.2
USA and Asia	0.8	0.6	1.1
Latin America	10.9	8.9	8.6
Global activities	1.2	1.2	11.6

Trading portfolios*. VaR by market factor

* Trading activity

Fourth quarter 2012
EUR Million	Min	Avg	Max	Latest
VaR total	13.8	17.3	21.3	18.3
Diversification efect	(10.0)	(14.1)	(21.0)	(13.6)
Interest rate VaR	8.8	12.0	15.4	12.0
Equity VaR	4.4	6.8	10.8	7.1
FX VaR	2.5	6.2	12.2	3.4
Credit spreads VaR	3.8	6.1	9.3	9.1
Commodities VaR	0.2	0.3	0.6	0.3

10	JANUARY – DECEMBER / FINANCIAL REPORT 2012

CONSOLIDATED FINANCIAL REPORT

Customer funds under management

EUR Million

			Variation
	31.12.12	31.12.11	Amount	(%)	31.12.10
Resident public sector	8,487	6,528	1,959	30.0	9,655
Other residents	157,011	144,131	12,881	8.9	161,096
Demand deposits	71,526	68,389	3,137	4.6	67,077
Time deposits	75,414	61,185	14,229	23.3	81,145
Other	10,071	14,557	(4,486)	(30.8)	12,873
Non-resident sector	461,141	481,875	(20,734)	(4.3)	445,625
Demand deposits	228,698	220,299	8,399	3.8	210,490
Time deposits	179,503	197,249	(17,746)	(9.0)	197,590
Other	52,940	64,328	(11,388)	(17.7)	37,545
Customer deposits	626,639	632,533	(5,895)	(0.9)	616,376
Debt securities*	205,969	197,372	8,597	4.4	192,872
Subordinated debt	18,238	22,992	(4,754)	(20.7)	30,475
On-balance-sheet customer funds	850,846	852,898	(2,052)	(0.2)	839,723
Mutual funds	89,176	102,611	(13,435)	(13.1)	113,510
Pension funds	10,076	9,645	431	4.5	10,965
Managed portfolios	18,889	19,199	(310)	(1.6)	20,314
Savings-insurance policies	—	—	—	—	758
Other customer funds under management	118,141	131,456	(13,314)	(10.1)	145,547
Customer funds under management	968,987	984,353	(15,366)	(1.6)	985,269

*	Including retail commercial paper. EUR 11,536 million in December 2012 and EUR 6,052 million in December 2011.

FINANCIAL REPORT 2012 / JANUARY – DECEMBER	11

CONSOLIDATED FINANCIAL REPORT

Total equity and capital with the nature of financial liabilities

EUR Million

			Variation
	31.12.12	31.12.11	Amount	(%)	31.12.10
Capital stock	5,161	4,455	706	15.9	4,165
Additional paid-in surplus	37,302	31,223	6,080	19.5	29,457
Reserves	37,513	41,688	(4,175)	(10.0)	36,993
Treasury stock	(287)	(251)	(37)	14.6	(192)
Shareholders’ equity (before profit and dividends)	79,689	77,115	2,574	3.3	70,423
Attributable profit	2,205	5,351	(3,146)	(58.8)	8,181
Interim dividend distributed	(650)	(1,429)	779	(54.5)	(1,270)
Interim dividend not distributed (1)	(423)	(637)	214	(33.6)	(2,060)
Shareholders’ equity (after retained profit)	80,821	80,400	421	0.5	75,273
Valuation adjustments	(6,590)	(4,482)	(2,108)	47.0	(2,315)
Minority interests	9,672	6,445	3,227	50.1	5,896
Total equity (after retained profit)	83,903	82,363	1,540	1.9	78,854
Preferred shares and securities in subordinated debt	4,740	5,896	(1,156)	(19.6)	7,352
Total equity and capital with the nature of financial liabilities	88,643	88,259	384	0.4	86,207

(1)	In 2012, estimated data of May 2013 scrip dividend.

Computable capital and BIS II ratio

EUR Million

			Variation
	31.12.12	31.12.11	Amount	(%)	31.12.10
Core capital	57,558	56,694	864	1.5	53,205
Basic capital	62,234	62,294	(60)	(0.1)	60,617
Supplementary capital	11,981	15,568	(3,587)	(23.0)	20,670
Deductions	(1,279)	(1,090)	(189)	17.4	(2,011)
Computable capital	72,936	76,772	(3,836)	(5.0)	79,276
Risk-weighted assets	557,030	565,958	(8,928)	(1.6)	604,885
BIS II ratio	13.09	13.56	(0.47 p. )		13.11
Tier I (before deductions)	11.17	11.01	0.16 p.		10.02
Core capital	10.33	10.02	0.31 p.		8.80
Shareholders’ equity surplus (BIS II ratio)	28,374	31,495	(3,122)	(9.9)	30,885

Rating agencies. Grupo Santander

	Long	Short
	term	term		Outlook
Standard & Poor’s	BBB	A-2		Negative
Fitch Ratings	BBB+	F2		Negative
Moody’s	Baa2	P-2		Negative
DBRS	A	R1	(low)	Negative

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	2012	2011	31.12.12	31.12.11
US$	1.2842	1.3903	1.3194	1.2939
Pound	0.8106	0.8675	0.8161	0.8353
Brazilian real	2.5012	2.3244	2.7036	2.4159
New Mexican peso	16.8940	17.2523	17.1845	18.0512
Chilean peso	624.4675	672.0923	631.7287	671.3400
Argentine peso	5.8295	5.7445	6.4865	5.5686
Polish zloty	4.1820	4.1105	4.0740	4.4580

12	JANUARY – DECEMBER / FINANCIAL REPORT 2012

THE SANTANDER SHARE

The Santander share. December 2012

Shareholders and trading data
Shareholders (number)		3,296,270
Shares (number)	10,321,179,750
Average daily turnover (no. of shares)		107,075,189
Share liquidity (%)		286
(Number of shares traded during the year / number of shares)

Remuneration per share related to 2012	euros	% (1)
Santander Dividendo Elección (Aug.12)	0.152	12.4
Santander Dividendo Elección (Nov.12)	0.150	19.0
Santander Dividendo Elección (Feb.13)	0.152	27.7
Santander Dividendo Elección (May.13)	0.146	(33.6)
Total	0.60	0.0

Price movements during the year
Beginning (30.12.11)		5.870
Highest		6.648
Lowest		3.976
Last (31.12.12)		6.100
Market capitalisation (millions) (31.12.12)		62,959

Stock market indicators
Price / Book value (X)		0.78
P/E ratio (X)		27.02
Yield (2) (%)		10.85

(1) Variation o/ equivalent previous year
(2) Total dividend 2012 / 2012 average share price

Capital stock ownership
December 2012	Shares	%
The Board of Directors	198,332,596	1.92
Institutional investors	5,990,715,265	58.04
Individuals	4,132,131,889	40.04
Total	10,321,179,750	100.00

FINANCIAL REPORT 2012 / JANUARY – DECEMBER	13

INFORMATION BY SEGMENTS

Description of the segments

Grupo Santander is maintaining in 2012 the general criteria used in 2011, with the following exceptions:

•	The geographic areas of Continental Europe, the UK and Latin America are maintained and one for the US is created which includes Sovereign Bank and Santander Consumer USA, which exits Continental Europe and, within it, SCF in which it was integrated.

Furthermore, and given that Santander Consumer USA began to consolidate by the equity accounted method in December 2011, all the quarters of 2011 of the income statement have been incorporated on this basis, and a pro-forma balance sheet restated, also using this criteria.

•	The consumer business in the UK has been incorporated into Santander UK and exits Continental Europe (and within it, SCF in which it was integrated). The figures for 2011 have been restated.

•	Following the operation with Zurich Seguros, the insurance business in Latin America included in this deal now consolidates by the equity accounted method. In order to facilitate like-for-like comparisons, the income statements for all the quarters in 2011 have been reformulated for the whole of Latin America and the countries affected, as well as the area of Asset Management and Insurance.

•	In order to facilitate like-for-like comparisons, a pro-forma balance sheet has been reformulated for all the quarters of 2011 in Spain, in order to consolidate by the equity accounted method companies that consolidated on a proportional basis.

•	The annual adjustment was made to the Global Customer Relationship Model and resulted in a net increase of 36 new clients. This does not mean any changes in the principal (geographic) segments, but it does affect the figures for Retail Banking and Global Wholesale Banking.

None of these changes was significant for the Group as a whole.

The basic operating units have been drawn up by aggregating the financial statements of each business segment. The information relates to both the accounting data of the companies in each area as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.

In accordance with the IFRS, the business areas are structured into two levels:

Principal level (or geographic). The activity of the Group’s operating units is segmented by geographical areas. This coincides with the Group’s first level of management and reflects our positioning in the world’s three main currency areas (euro, dollar and sterling). The segments reported on are:

•	Continental Europe. This covers all retail banking business (including Banif, the specialised private bank), wholesale banking and asset management and insurance conducted in this region. Given the importance of some of these units, detailed financial information of the Santander Branch Network, Banesto, Santander Consumer Finance, Portugal and Banco Zachodni BWK is also provided.
•	United Kingdom. This includes retail and wholesale banking, asset management and insurance conducted by the various units and branches of the Group in the country.

•	Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialised units of Santander Private Banking, as an independent and globally managed unit, and New York’s business. Because of their specific importance, the financial statements of Brazil, Mexico and Chile are also provided.

•	United States. Includes the businesses of Sovereign Bank and Santander Consumer USA (consolidated by the equity accounted method).

Secondary level (or business). This segments the activity of the operating units by the type of business. The reported segments are:

•	Retail Banking. This covers all customer banking businesses, including private banking (except those of Corporate Banking, managed through the Global Customer Relationship Model). Because of their relative importance, details are provided by the main geographic areas (Continental Europe, United Kingdom, Latin America and the US) and the main countries. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•	Global Wholesale Banking (GBM). This business reflects the revenues from global corporate banking, investment banking and markets worldwide including all treasuries managed globally, both trading and distribution to customers (always after the appropriate distribution with Retail Banking customers), as well as equities business.

•	Asset Management and Insurance. This includes the contribution of the various units to the Group in the design and management of mutual and pension funds and insurance. The Group uses, and remunerates through agreements, the retail networks that place these products. This means that the result recorded in this business is net (i.e. deducting the distribution cost from gross income).

As well as these operating units, which cover everything by geographic area and by businesses, the Group continues to maintain the area of Corporate Activities. This area incorporates the centralised activities relating to equity stakes in financial companies, financial management of the structural exchange rate position and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitisations.

As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services (charged to the areas) except for corporate and institutional expenses related to the Group’s functioning.

The figures of the various units of the Group listed below have been prepared in accordance with these criteria and therefore do not match those published by each institution individually.

14	JANUARY – DECEMBER / FINANCIAL REPORT 2012

INFORMATION BY PRINCIPAL SEGMENTS

Income statement

EUR Million

	Net operating income			Attributable profit			Efficiency ratio (%)		ROE (%)
	2012	2011	(%)	2012	2011	(%)	2012	2011	2012	2011
Continental Europe	7,555	7,018	7.6	2,305	2,287	0.8	45.5	47.1	7.36	7.66
o/w: Santander Branch Network	2,582	2,353	9.7	709	660	7.4	44.2	46.5	10.99	9.63
Banesto	1,267	1,112	14.0	94	130	(28.1)	44.1	47.4	1.96	2.78
Portugal	533	443	20.4	124	174	(28.7)	48.6	54.4	4.92	7.00
Santander Consumer Finance	1,763	1,887	(6.6)	727	666	9.0	43.9	41.3	6.70	7.02
Retail Poland (BZ WBK)	543	366	48.4	330	232	42.0	43.9	47.0	18.97	17.93
United Kingdom*	2,434	3,270	(25.5)	1,094	1,223	(10.5)	53.0	44.3	8.23	9.60
Latin America	14,872	13,397	11.0	4,305	4,664	(7.7)	37.9	39.8	19.44	21.78
o/w: Brazil	10,685	9,861	8.4	2,212	2,610	(15.2)	35.3	37.6	17.85	23.26
Mexico	1,695	1,369	23.8	1,015	936	8.5	39.7	41.9	25.07	21.16
Chile	1,385	1,252	10.6	498	611	(18.5)	40.0	39.2	22.09	25.43
USA	1,430	1,741	(17.8)	811	1,010	(19.7)	45.1	36.4	15.53	24.76
Operating areas*	26,291	25,425	3.4	8,515	9,184	(7.3)	42.3	42.4	11.83	13.49
Corporate Activities*	(2,733)	(2,230)	22.5	(3,263)	(2,163)	50.9
Total Group*	23,559	23,195	1.6	5,251	7,021	(25.2)	46.1	45.7	6.66	9.37
Net capital gains and provisions				(3,047)	(1,670)	82.4
Total Group				2,205	5,351	(58.8)	46.1	45.7	2.80	7.14

(*).-	Excluding net capital gains and provisions

Activity

EUR Million

	Net customer loans			Customer deposits			NPL ratio* (%)		NPL cover.* (%)
	2012	2011	(%)	2012	2011	(%)	2012	2011	2012	2011
Continental Europe	285,147	305,391	(6.6)	258,691	247,582	4.5	6.25	5.18	72.5	55.8
o/w: Santander Branch Network *	95,134	102,643	(7.3)	95,986	78,864	21.7	9.65	8.47	67.5	39.9
Banesto	61,665	68,850	(10.4)	48,257	50,755	(4.9)	6.28	5.01	71.3	53.1
Portugal	25,960	28,403	(8.6)	23,971	23,465	2.2	6.56	4.06	53.1	54.9
Santander Consumer Finance	56,683	56,731	(0.1)	31,892	33,198	(3.9)	3.90	3.97	109.5	109.3
Retail Poland (BZ WBK)	9,732	8,479	14.8	11,217	10,359	8.3	4.72	4.89	68.3	65.2
United Kingdom	250,527	255,699	(2.0)	194,452	194,318	0.1	2.05	1.84	45.4	40.2
Latin America	140,090	139,867	0.2	134,765	134,078	0.5	5.42	4.32	87.5	97.0
o/w: Brazil	74,511	78,408	(5.0)	69,849	72,405	(3.5)	6.86	5.38	90.2	95.2
Mexico	20,384	18,185	12.1	24,743	21,459	15.3	1.94	1.82	157.3	175.7
Chile	29,677	25,709	15.4	22,411	20,175	11.1	5.17	3.85	57.7	73.4
USA	41,331	40,194	2.8	38,116	36,884	3.3	2.29	2.85	105.9	96.2
Operating areas	717,095	741,152	(3.2)	626,024	612,861	2.1	4.51	3.83	73.1	64.1
Total Group	720,483	750,100	(3.9)	626,639	632,533	(0.9)	4.54	3.89	72.6	61.4

(*).-	Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of December 2012 stood at 7.29% (5.99% in December 2011) and NPL coverage was 69,7% (39,2% in December 2011).

Operating means

	Employees		Branches
	2012	2011	2012	2011
Continental Europe	58,074	58,864	6,437	6,608
o/w: Santander Branch Network	17,880	17,967	2,894	2,915
Banesto	9,136	9,450	1,647	1,714
Portugal	5,709	5,854	667	716
Santander Consumer Finance	12,279	11,896	629	647
Retail Poland (BZ WBK)	8,849	9,383	519	526
United Kingdom	26,186	27,505	1,189	1,379
Latin America	90,576	91,913	6,044	6,046
o/w: Brazil	53,707	54,368	3,788	3,775
Mexico	13,954	13,062	1,170	1,125
Chile	12,355	12,193	504	499
USA	9,525	9,187	722	723
Operating areas	184,361	187,469	14,392	14,756
Corporate Activities	2,402	2,297
Total Group	186,763	189,766	14,392	14,756

FINANCIAL REPORT 2012 / JANUARY – DECEMBER	15

INFORMATION BY PRINCIPAL SEGMENTS

Income statement and balance sheets of principal segments

EUR Million

	Operating business areas			Continental Europe
	2012	2011	Var (%)	2012	2011	Var (%)
Income statement
Net interest income	32,604	31,282	4.2	9,469	8,876	6.7
Net fees	10,339	10,224	1.1	3,626	3,774	(3.9)
Gains (losses) on financial transactions	2,137	1,894	12.8	460	232	98.6
Other operating income (1)	491	746	(34.2)	301	397	(24.3)
Gross income	45,571	44,146	3.2	13,855	13,278	4.3
Operating expenses	(19,279)	(18,721)	3.0	(6,301)	(6,260)	0.6
General administrative expenses	(17,222)	(16,735)	2.9	(5,638)	(5,661)	(0.4)
Personnel	(10,154)	(9,872)	2.9	(3,496)	(3,531)	(1.0)
Other general administrative expenses	(7,068)	(6,863)	3.0	(2,143)	(2,129)	0.6
Depreciation and amortisation	(2,057)	(1,986)	3.6	(662)	(600)	10.5
Net operating income	26,291	25,425	3.4	7,555	7,018	7.6
Net loan-loss provisions	(12,600)	(9,937)	26.8	(4,122)	(3,414)	20.8
Other income	(1,506)	(2,554)	(41.1)	(328)	(507)	(35.4)
Ordinary profit before taxes	12,186	12,934	(5.8)	3,105	3,097	0.2
Tax on profit	(2,740)	(2,940)	(6.8)	(735)	(717)	2.6
Ordinary profit from continuing operations	9,446	9,994	(5.5)	2,370	2,380	(0.5)
Net profit from discontinued operations	(7)	(24)	(71.6)	(7)	(24)	(71.6)
Ordinary consolidated profit	9,439	9,970	(5.3)	2,363	2,356	0.3
Minority interests	924	786	17.6	58	69	(16.2)
Ordinary attributable profit to the Group	8,515	9,184	(7.3)	2,305	2,287	0.8
Net capital gains and provisions	81	—	—	—	—	—
Attributable profit to the Group	8,595	9,184	(6.4)	2,305	2,287	0.8

Balance sheet
Customer loans (2)	717,095	741,152	(3.2)	285,147	305,391	(6.6)
Trading portfolio (w/o loans)	154,305	152,218	1.4	87,451	78,802	11.0
Available-for-sale financial assets	66,604	63,316	5.2	21,595	24,640	(12.4)
Due from credit institutions (2)	99,526	85,157	16.9	54,889	48,491	13.2
Intangible assets and property and equipment	13,467	12,124	11.1	5,856	5,029	16.4
Other assets	147,372	125,634	17.3	51,735	26,480	95.4
Total assets/liabilities & shareholders’ equity	1,198,369	1,179,601	1.6	506,673	488,833	3.6
Customer deposits (2)	626,024	612,861	2.1	258,691	247,582	4.5
Marketable debt securities (2)	139,895	133,782	4.6	37,049	38,053	(2.6)
Subordinated debt (2)	13,547	17,515	(22.7)	293	964	(69.6)
Insurance liabilities	1,425	517	175.6	1,425	517	175.6
Due to credit institutions (2)	160,853	173,070	(7.1)	85,297	83,490	2.2
Other liabilities	186,604	174,362	7.0	92,636	87,822	5.5
Shareholders’ equity (3)	70,022	67,494	3.7	31,282	30,404	2.9
Other customer funds under management	118,141	131,456	(10.1)	43,391	45,809	(5.3)
Mutual funds	89,176	102,611	(13.1)	27,080	31,038	(12.8)
Pension funds	10,076	9,645	4.5	10,076	9,645	4.5
Managed portfolios	18,889	19,199	(1.6)	6,236	5,126	21.6
Savings-insurance policies	—	—	—	—	—	—
Customer funds under management	897,607	895,614	0.2	339,424	332,409	2.1

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

16	JANUARY – DECEMBER / FINANCIAL REPORT 2012

INFORMATION BY PRINCIPAL SEGMENTS

Income statement and balance sheets of principal segments

EUR Million

United Kingdom			Latin America			United States
2012	2011	Var (%)	2012	2011	Var (%)	2012	2011	Var (%)
									Income statement
3,560	4,356	(18.3)	17,881	16,349	9.4	1,695	1,702	(0.4)	Net interest income
1,238	1,079	14.7	5,097	4,992	2.1	378	379	(0.3)	Net fees
361	405	(11.0)	1,071	1,067	0.4	244	190	28.5	Gains (losses) on financial transactions
17	26	(32.9)	(115)	(144)	(20.2)	287	466	(38.4)	Other operating income (1)
5,176	5,866	(11.8)	23,934	22,265	7.5	2,605	2,737	(4.8)	Gross income
(2,741)	(2,596)	5.6	(9,063)	(8,868)	2.2	(1,174)	(997)	17.8	Operating expenses
(2,357)	(2,243)	5.1	(8,198)	(7,948)	3.1	(1,029)	(883)	16.6	General administrative expenses
(1,476)	(1,415)	4.3	(4,617)	(4,448)	3.8	(566)	(478)	18.6	Personnel
(881)	(828)	6.4	(3,581)	(3,500)	2.3	(463)	(405)	14.2	Other general administrative expenses
(385)	(353)	9.0	(865)	(920)	(6.0)	(145)	(114)	27.4	Depreciation and amortisation
2,434	3,270	(25.5)	14,872	13,397	11.0	1,430	1,741	(17.8)	Net operating income
(832)	(633)	31.5	(7,380)	(5,447)	35.5	(265)	(443)	(40.2)	Net loan-loss provisions
(173)	(966)	(82.1)	(818)	(1,020)	(19.7)	(187)	(61)	204.4	Other income
1,429	1,671	(14.4)	6,673	6,930	(3.7)	979	1,237	(20.8)	Ordinary profit before taxes
(335)	(448)	(25.1)	(1,502)	(1,549)	(3.0)	(168)	(226)	(25.9)	Tax on profit
1,094	1,223	(10.5)	5,171	5,381	(3.9)	811	1,010	(19.7)	Ordinary profit from continuing operations
—		—	—	—	—	—	—	—	Net profit from discontinued operations
1,094	1,223	(10.5)	5,171	5,381	(3.9)	811	1,010	(19.7)	Ordinary consolidated profit
00		42.9	866	717	20.9	—	—	—	Minority interests
1,094	1,223	(10.5)	4,305	4,664	(7.7)	811	1,010	(19.7)	Ordinary attributable profit to the Group
81	—		—	—	—	—	—	—	Net capital gains and provisions
1,175	1,223	(3.9)	4,305	4,664	(7.7)	811	1,010	(19.7)	Attributable profit to the Group

									Pro memoria
Sterling million			US$ million			US$ million
4,196	5,088	(17.5)	30,736	30,955	(0.7)	3,345	3,806	(12.1)	Gross income
1,973	2,837	(30.4)	19,098	18,626	2.5	1,837	2,420	(24.1)	Net operating income
952	1,061	(10.2)	5,528	6,485	(14.8)	1,042	1,404	(25.8)	Attributable profit to the Group

									Balance sheet
250,527	255,699	(2.0)	140,090	139,867	0.2	41,331	40,194	2.8	Customer loans (2)
38,177	41,440	(7.9)	28,403	31,705	(10.4)	275	271	1.3	Trading portfolio (w/o loans)
6,718	55	—	23,499	26,186	(10.3)	14,791	12,435	19.0	Available-for-sale financial assets
18,124	16,808	7.8	25,799	19,181	34.5	714	677	5.6	Due from credit institutions (2)
2,561	2,290	11.9	4,490	4,312	4.1	560	493	13.6	Intangible assets and property and equipment
43,618	39,855	9.4	46,753	53,594	(12.8)	5,265	5,705	(7.7)	Other assets
359,726	356,147	1.0	269,034	274,845	(2.1)	62,937	59,776	5.3	Total assets/liabilities & shareholders’ equity
194,452	194,318	0.1	134,765	134,078	0.5	38,116	36,884	3.3	Customer deposits (2)
73,919	70,823	4.4	28,107	23,253	20.9	820	1,653	(50.4)	Marketable debt securities (2)
5,534	8,260	(33.0)	5,734	6,015	(4.7)	1,986	2,275	(12.7)	Subordinated debt (2)
—	—	—	—	—	—	—	—	—	Insurance liabilities
29,253	31,203	(6.2)	32,089	46,813	(31.5)	14,215	11,564	22.9	Due to credit institutions (2)
43,416	38,511	12.7	47,931	45,170	6.1	2,621	2,859	(8.3)	Other liabilities
13,152	13,032	0.9	20,409	19,516	4.6	5,179	4,542	14.0	Shareholders’ equity (3)
13,919	15,744	(11.6)	60,831	69,902	(13.0)	—	1	(100.0)	Other customer funds under management
13,919	15,744	(11.6)	48,178	55,829	(13.7)	—	—	—	Mutual funds
—	—	—	—	—	—	—	—	—	Pension funds
—	—	—	12,653	14,073	(10.1)	—	1	(100.0)	Managed portfolios
—	—	—	—	—	—	—	—	—	Savings-insurance policies
287,823	289,145	(0.5)	229,437	233,248	(1.6)	40,922	40,812	0.3	Customer funds under management

(1).- Including dividends, income from equity-accounted method and other operating income/expenses

(2).- Including all on-balance sheet balances for this item

(3).- Not including profit of the year

FINANCIAL REPORT 2012 / JANUARY – DECEMBER	17

INFORMATION BY PRINCIPAL SEGMENTS

Continental Europe main units

EUR Million

	Santander Branch Network			Banesto			Portugal
	2012	2011	Var (%)	2012	2011	Var (%)	2012	2011	Var (%)
Income statement
Net interest income	3,564	3,235	10.2	1,454	1,351	7.6	570	592	(3.8)
Net fees	1,116	1,099	1.5	596	616	(3.3)	328	345	(4.8)
Gains (losses) on financial transactions	100	108	(7.4)	228	98	132.4	109	14	662.6
Other operating income (1)	(148)	(41)	258.1	(12)	47	—	30	21	43.5
Gross income	4,631	4,400	5.2	2,266	2,113	7.3	1,037	972	6.7
Operating expenses	(2,049)	(2,047)	0.1	(999)	(1,001)	(0.2)	(504)	(529)	(4.8)
General administrative expenses	(1,900)	(1,895)	0.3	(871)	(878)	(0.8)	(433)	(460)	(5.8)
Personnel	(1,212)	(1,233)	(1.7)	(630)	(636)	(0.9)	(301)	(317)	(4.8)
Other general administrative expenses	(688)	(662)	3.9	(241)	(242)	(0.6)	(132)	(143)	(8.0)
Depreciation and amortisation	(149)	(153)	(2.3)	(128)	(123)	4.3	(71)	(69)	1.7
Net operating income	2,582	2,353	9.7	1,267	1,112	14.0	533	443	20.4
Net loan-loss provisions	(1,549)	(1,437)	7.8	(943)	(661)	42.7	(393)	(206)	90.5
Other income	(62)	(11)	444.0	(175)	(251)	(30.0)	(11)	(50)	(78.4)
Profit before taxes	972	905	7.4	148	200	(25.8)	130	187	(30.5)
Tax on profit	(262)	(244)	7.4	(45)	(46)	(3.4)	(6)	(13)	(56.1)
Profit from continuing operations	709	660	7.4	104	154	(32.5)	124	174	(28.7)
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—
Consolidated profit	709	660	7.4	104	154	(32.5)	124	174	(28.7)
Minority interests	0	1	(39.1)	10	24	(56.5)	0	0	—
Attributable profit to the Group	709	660	7.4	94	130	(28.1)	124	174	(28.7)

Balance sheet
Customer loans (2)	95,134	102,643	(7.3)	61,665	68,850	(10.4)	25,960	28,403	(8.6)
Trading portfolio (w/o loans)	—	—	—	8,432	7,869	7.1	1,947	1,617	20.4
Available-for-sale financial assets	—	—	—	6,172	8,333	(25.9)	4,023	4,496	(10.5)
Due from credit institutions (2)	15	104	(86.0)	14,971	9,637	55.4	3,527	2,467	43.0
Intangible assets and property and equipment	1,201	1,201	(0.0)	1,131	1,328	(14.8)	382	452	(15.4)
Other assets	17,072	1,829	833.6	9,838	10,215	(3.7)	6,400	7,120	(10.1)
Total assets/liabilities & shareholders’ equity	113,422	105,776	7.2	102,209	106,232	(3.8)	42,240	44,555	(5.2)
Customer deposits (2)	95,986	78,864	21.7	48,257	50,755	(4.9)	23,971	23,465	2.2
Marketable debt securities (2)	7,893	4,965	59.0	19,698	22,531	(12.6)	3,492	5,037	(30.7)
Subordinated debt (2)	—	—	—	175	784	(77.7)	—	—	—
Insurance liabilities	—	—	—	—	—	—	87	70	23.7
Due to credit institutions (2)	593	543	9.3	18,605	16,591	12.1	11,719	13,395	(12.5)
Other liabilities	2,515	14,780	(83.0)	10,728	10,870	(1.3)	549	31	—
Shareholders’ equity (3)	6,435	6,625	(2.9)	4,747	4,702	1.0	2,421	2,557	(5.3)
Other customer funds under management	23,334	23,640	(1.3)	8,102	8,375	(3.3)	2,421	2,686	(9.9)
Mutual funds	14,346	16,158	(11.2)	4,129	4,440	(7.0)	1,544	1,866	(17.3)
Pension funds	6,151	5,918	3.9	1,258	1,237	1.6	787	760	3.5
Managed portfolios	—	—	—	91	109	(16.3)	90	59	52.6
Savings-insurance policies	2,837	1,564	81.3	2,624	2,588	1.4	—	—	—
Customer funds under management	127,212	107,469	18.4	76,231	82,444	(7.5)	29,884	31,188	(4.2)

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

18	JANUARY – DECEMBER / FINANCIAL REPORT 2012

INFORMATION BY PRINCIPAL SEGMENTS

Continental Europe main units

EUR Million

Santander Consumer Finance			Retail Poland (BZ WBK)
2012	2011	Var (%)	2012	2011	Var (%)
						Income statement
2,389	2,372	0.7	541	371	45.8	Net interest income
777	851	(8.6)	331	248	33.7	Net fees
(15)	(13)	13.3	79	58	36.7	Gains (losses) on financial transactions
(10)	3	—	16	13	20.2	Other operating income (1)
3,141	3,213	(2.2)	967	690	40.2	Gross income
(1,378)	(1,326)	4.0	(424)	(324)	30.9	Operating expenses
(1,213)	(1,204)	0.7	(390)	(298)	30.9	General administrative expenses
(622)	(590)	5.6	(233)	(179)	29.9	Personnel
(590)	(615)	(4.0)	(157)	(119)	32.5	Other general administrative expenses
(165)	(121)	36.6	(34)	(26)	30.3	Depreciation and amortisation
1,763	1,887	(6.6)	543	366	48.4	Net operating income
(753)	(853)	(11.7)	(112)	(60)	87.5	Net loan-loss provisions
(40)	(139)	(71.0)	(1)	(3)	(72.1)	Other income
970	895	8.3	430	303	41.9	Profit before taxes
(202)	(173)	16.9	(87)	(63)	39.3	Tax on profit
768	722	6.3	342	240	42.5	Profit from continuing operations
(7)	(24)	(71.6)	—	—	—	Net profit from discontinued operations
761	698	9.0	342	240	42.5	Consolidated profit
34	32	8.0	13	8	59.4	Minority interests
727	666	9.0	330	232	42.0	Attributable profit to the Group

						Balance sheet
56,683	56,731	(0.1)	9,732	8,479	14.8	Customer loans (2)
1,339	1,335	0.3	175	1,304	(86.6)	Trading portfolio (w/o loans)
228	205	11.0	2,876	2,617	9.9	Available-for-sale financial assets
11,502	10,876	5.7	394	309	27.7	Due from credit institutions (2)
999	784	27.4	146	183	(20.1)	Intangible assets and property and equipment
3,295	2,899	13.6	1,527	645	136.7	Other assets
74,045	72,831	1.7	14,850	13,536	9.7	Total assets/liabilities & shareholders’ equity
31,892	33,198	(3.9)	11,217	10,359	8.3	Customer deposits (2)
6,083	5,410	12.4	—	—	—	Marketable debt securities (2)
10	75	(86.4)	100	99	1.5	Subordinated debt (2)
—	—	—	—	—	—	Insurance liabilities
20,504	18,912	8.4	478	1,163	(58.9)	Due to credit institutions (2)
4,506	5,395	(16.5)	1,259	703	79.1	Other liabilities
11,050	9,840	12.3	1,796	1,213	48.1	Shareholders’ equity (3)
6	6	(4.3)	2,594	1,926	34.7	Other customer funds under management
2	2	(6.4)	2,443	1,747	39.8	Mutual funds
4	4	(3.1)	—	—	—	Pension funds
—	—	—	150	179	(15.9)	Managed portfolios
—	—	—	—	—	—	Savings-insurance policies
37,991	38,689	(1.8)	13,911	12,383	12.3	Customer funds under management

(1).- Including dividends, income from equity-accounted method and other operating income/expenses

(2).- Including all on-balance sheet balances for this item

(3).- Not including profit of the year

FINANCIAL REPORT 2012 / JANUARY – DECEMBER	19

INFORMATION BY PRINCIPAL SEGMENTS

CONTINENTAL EUROPE

Activity
% var. 2012-2011

(*) Including retail commercial paper

-7.0%
+9.0%
Net loans
Deposits w/o REPOs*

Loans / deposits*
%

-14 p.p.

(*) Including retail commercial paper

120
106
2011
2012

Net operating income
EUR Million

+7.6%

7,018
7,555
2011
2012

Attributable profit
EUR Million

+0.8%

2,287
2,305
2011
2012

UNITED KINGDOM

Activity
% var. 2012-2011 (excluding FX)

-4.3%
-2.2%
Net loans
Deposits w/o REPOs

Loans / deposits
%

-3 p.p.

132
129
2011
2012

Net operating income
EUR Million

-25.5%

Excluding exchange rate impact: -30.4%

3,270
2,434
2011
2012

Attributable profit
EUR Million

-3.9%

Excluding exchange rate impact: -10.2%

1,223
1,175
2011
2012

LATIN AMERICA

Activity
% var. 2012-2011 (excluding FX)

(*) Including letras financieras

+5.0%
+5.7%
Net loans
Deposits w/o REPOs*

Loans / deposits
%

0 p.p.

104
104
2011
2012

Net operating income
EUR Million

+11.0%

Excluding exchange rate impact: +15.7%

13,397
14,872
2011
2012

Attributable profit
EUR Million

-7.7%

Excluding exchange rate impact: -5.6%

4,664
4,305
2011
2012

UNITED STATES

Activity
% var. 2012-2011 (excluding FX)

+4.9%
+5.2%
Net loans
Deposits w/o REPOs*

Loans / deposits
%

-1 p.p.

109
108
2011
2012

Net operating income
EUR Million

-17.8%

Excluding exchange rate impact: -24.1%

1,741
1,430
2011
2012

Attributable profit
EUR Million

-19.7%

Excluding exchange rate impact: -25.8%

1,010
811
2011
2012

20	JANUARY – DECEMBER / FINANCIAL REPORT 2012

FORMATION BY PRINCIPAL SEGMENTS

SANTANDER BRANCH NETWORK

Activity
% var. 2012-2011

(*) Including retail commercial paper

-7.3%
+23.9%
Net loans
Deposits w/o REPOs*

Loans / deposits*
%

-30 p.p.

(*) Including retail commercial paper

122
92
2011
2012

Net operating income
EUR Million

+9.7%

2,353
2,582
2011
2012

Attributable profit
EUR Million

+7.4%

660
709
2011
2012

BANESTO

Activity
% var. 2012-2011

(*) Including retail commercial paper

-10.4%
+4.4%
Net loans
Deposits w/o REPOs*

Loans / deposits*
%

-11 p.p.

(*) Including retail commercial paper

134
123
2011
2012

Net operating income
EUR Million

+14.0%

1,112
1,267
2011
2012

Attributable profit
EUR Million

-28.1%

130
94
2011
2012

PORTUGAL

Activity
% var. 2012-2011

-8.6%
+2.2%
Net loans
Deposits w/o REPOs

Loans / deposits
%

-13 p.p.

121
108
2011
2012

Net operating income
EUR Million

+20.4%

443
533
2011
2012

Attributable profit
EUR Million

-28.7%

174
124
2011
2012

SANTANDER CONSUMER FINANCE

New lending by countries
% of total 2012

Austria 3%
Portugal 1%
Poland 4%
Netherlands 2%
Nordic countries 21%
Germany 50%
Italy 10%
Spain 9%

Net operating income
EUR Million

-6.6%

1,887
1,763
2011
2012

Attributable profit
EUR Million

+9.0%

666
727
2011
2012

POLAND

Activity
% var. 2012-2011 (excluding FX)

+4.9%
-1.5%
Net loans
Deposits w/o REPOs

Loans / deposits
%

+5 p.p.

82
87
2011
2012

Net operating income
EUR Million

+48.4%

Excluding exchange rate impact: +51.0%

366
543
2011
2012

Attributable profit
EUR Million

+42.0%

Excluding exchange rate impact: +44.4%

232
330
2011
2012

FINANCIAL REPORT 2012 / JANUARY – DECEMBER	21

INFORMATION BY PRINCIPAL SEGMENTS

Latin America. Main units

EUR Million

	Brazil			Mexico			Chile
	2012	2011	Var (%)	2012	2011	Var (%)	2012	2011	Var (%)
Income statement
Net interest income	12,746	11,980	6.4	2,007	1,664	20.6	1,727	1,518	13.8
Net fees	3,137	3,253	(3.6)	750	603	24.4	447	422	6.0
Gains (losses) on financial transactions	716	757	(5.4)	105	98	7.0	124	79	56.4
Other operating income (1)	(79)	(177)	(55.2)	(48)	(8)	512.4	9	41	(78.1)
Gross income	16,520	15,813	4.5	2,814	2,357	19.4	2,307	2,060	12.0
Operating expenses	(5,834)	(5,952)	(2.0)	(1,118)	(988)	13.2	(922)	(808)	14.2
General administrative expenses	(5,264)	(5,307)	(0.8)	(1,005)	(880)	14.3	(825)	(718)	14.9
Personnel	(2,929)	(2,924)	0.2	(531)	(466)	14.0	(519)	(456)	13.8
Other general administrative expenses	(2,335)	(2,384)	(2.0)	(475)	(414)	14.6	(306)	(262)	16.8
Depreciation and amortisation	(571)	(645)	(11.5)	(113)	(108)	4.5	(97)	(89)	8.7
Net operating income	10,685	9,861	8.4	1,695	1,369	23.8	1,385	1,252	10.6
Net loan-loss provisions	(6,124)	(4,508)	35.9	(466)	(337)	38.2	(573)	(380)	50.9
Other income	(811)	(1,093)	(25.8)	55	33	65.9	5	40	(86.6)
Profit before taxes	3,750	4,260	(12.0)	1,285	1,065	20.6	817	913	(10.5)
Tax on profit	(947)	(1,126)	(15.9)	(210)	(128)	64.2	(105)	(114)	(8.5)
Profit from continuing operations	2,803	3,134	(10.6)	1,075	938	14.6	712	798	(10.8)
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—
Consolidated profit	2,803	3,134	(10.6)	1,075	938	14.6	712	798	(10.8)
Minority interests	591	525	12.6	59	2	—	214	187	14.3
Attributable profit to the Group	2,212	2,610	(15.2)	1,015	936	8.5	498	611	(18.5)

Balance sheet
Customer loans (2)	74,511	78,408	(5.0)	20,384	18,185	12.1	29,677	25,709	15.4
Trading portfolio (w/o loans)	12,648	12,994	(2.7)	10,470	12,171	(14.0)	1,725	3,019	(42.9)
Available-for-sale financial assets	16,284	18,422	(11.6)	2,772	3,410	(18.7)	2,949	2,572	14.7
Due from credit institutions (2)	11,341	8,490	33.6	7,672	4,463	71.9	3,151	2,049	53.8
Intangible assets and property and equipment	3,357	3,228	4.0	380	369	2.9	373	350	6.5
Other assets	30,563	36,612	(16.5)	5,182	4,253	21.9	2,799	5,208	(46.3)
Total assets/liabilities & shareholders’ equity	148,704	158,157	(6.0)	46,859	42,852	9.4	40,674	38,906	4.5
Customer deposits (2)	69,849	72,405	(3.5)	24,743	21,459	15.3	22,411	20,175	11.1
Marketable debt securities (2)	19,974	16,154	23.6	2,021	1,324	52.6	6,082	5,601	8.6
Subordinated debt (2)	4,409	4,515	(2.4)	—	—	—	1,151	1,285	(10.5)
Insurance liabilities	—	—	—	—	—	—	—	—	—
Due to credit institutions (2)	17,376	28,847	(39.8)	3,750	7,591	(50.6)	4,666	4,851	(3.8)
Other liabilities	25,267	25,795	(2.0)	13,005	8,715	49.2	4,294	5,112	(16.0)
Shareholders’ equity (3)	11,830	10,440	13.3	3,340	3,763	(11.2)	2,071	1,882	10.0
Other customer funds under management	34,813	42,785	(18.6)	10,328	9,432	9.5	4,563	4,846	(5.9)
Mutual funds	31,339	39,414	(20.5)	10,328	9,432	9.5	4,563	4,846	(5.9)
Pension funds	—	—	—	—	—	—	—	—	—
Managed portfolios	3,474	3,371	3.1	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—	—	—
Customer funds under management	129,045	135,859	(5.0)	37,091	32,214	15.1	34,206	31,908	7.2

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

Latin America. Income statement

EUR Million

	Gross income			Net operating income			Attributable profit
	2012	2011	Var (%)	2012	2011	Var (%)	2012	2011	Var (%)
Brazil	16,520	15,813	4.5	10,685	9,861	8.4	2,212	2,610	(15.2)
Mexico	2,814	2,357	19.4	1,695	1,369	23.8	1,015	936	8.5
Chile	2,307	2,060	12.0	1,385	1,252	10.6	498	611	(18.5)
Argentina	1,219	918	32.8	654	468	39.9	329	287	14.5
Uruguay	235	172	36.9	82	40	102.6	47	20	134.8
Puerto Rico	368	344	7.0	178	169	5.2	57	34	69.4
Rest	142	312	(54.3)	6	75	(92.3)	(7)	34	—
Subtotal	23,605	21,975	7.4	14,686	13,235	11.0	4,152	4,531	(8.4)
Santander Private Banking	330	289	13.9	186	162	15.1	153	133	14.9
Total	23,934	22,265	7.5	14,872	13,397	11.0	4,305	4,664	(7.7)

22	JANUARY – DECEMBER / FINANCIAL REPORT 2012

INFORMATION BY PRINCIPAL SEGMENTS

BRAZIL

Activity
% var. 2012-2011 (excluding FX)

(*) Including letras financieras

+6.3%
+5.9%
Net loans
Deposits w/o REPOs*

Loans / deposits
%

-1 p.p.

108
107
2011
2012

Net operating income
EUR Million

+8.4%

Excluding exchange rate impact: +16.6%

9,861
10,865
2011
2012

Attributable profit
EUR Million

-15.2%

Excluding exchange rate impact: -8.8%

2,610
2,212
2011
2012

MEXICO

Activity
% var. 2012-2011 (excluding FX)

+6.7%
+18.6%
Net loans
Deposits w/o REPOs

Loans / deposits
%

-3 p.p.

85
82
2011
2012

Net operating income
EUR Million

+23.8%

Excluding exchange rate impact: +21.2%

1,369
1,695
2011
2012

Attributable profit
EUR Million

+8.5%

Excluding exchange rate impact: +6.2%

936
1,015
2011
2012

CHILE

Activity
% var. 2012-2011 (excluding FX)

+8.6%
+6.5%
Net loans
Deposits w/o REPOs

Loans / deposits
%

+5 p.p.

127
132
2011
2012

Net operating income
EUR Million

+10.6%

Excluding exchange rate impact: +2.8%

1,252
1,385
2011
2012

Attributable profit
EUR Million

-18.5%

Excluding exchange rate impact: -24.2%

611
498
2011
2012

ARGENTINA

Attributable profit
EUR Million

+14.5%

Excluding exchange rate impact: +16.1%

287
329
2011
2012

URUGUAY

Attributable profit
EUR Million

+134.8%

Excluding exchange rate impact: +127.9%

20
47
2011
2012

PUERTO RICO

Attributable profit
EUR Million

+69.4%

Excluding exchange rate impact: +56.4%

34
57
2011
2012

PERU

Attributable profit
EUR Million

+48.8%

Excluding exchange rate impact: +31.7%

11
16
2011
2012

FINANCIAL REPORT 2012 / JANUARY – DECEMBER	23

INFORMATION BY PRINCIPAL SEGMENTS

Corporate Activities

EUR Million

	2012	2011	Variation Amount	(%)
Income statement
Net interest income	(2,458)	(2,172)	(286)	13.1
Net fees	(31)	(16)	(15)	96.5
Gains (losses) on financial transactions	561	605	(43)	(7.2)
Dividends	53	57	(4)	(6.5)
Income from equity-accounted method	(119)	5	(125)	—
Other operating income/expenses (net)	99	129	(30)	(23.6)
Gross income	(1,895)	(1,392)	(503)	36.1
Operating expenses	(837)	(838)	1	(0.1)
General administrative expenses	(705)	(733)	28	(3.8)
Personnel	(169)	(285)	116	(40.7)
Other general administrative expenses	(536)	(448)	(88)	19.7
Depreciation and amortisation	(132)	(105)	(27)	25.7
Net operating income	(2,733)	(2,230)	(502)	22.5
Net loan-loss provisions	(66)	37	(104)	—
Other income	(940)	(429)	(511)	119.0
Ordinary profit before taxes	(3,739)	(2,623)	(1,117)	42.6
Tax on profit	442	440	2	0.4
Ordinary profit from continuing operations	(3,297)	(2,183)	(1,115)	51.1
Net profit from discontinued operations	—	—	—	—
Ordinary consolidated profit	(3,297)	(2,183)	(1,115)	51.1
Minority interests	(34)	(20)	(14)	73.8
Ordinary attributable profit to the Group	(3,263)	(2,163)	(1,100)	50.9
Net capital gains and provisions	(3,127)	(1,670)	(1,457)	87.3
Attributable profit to the Group	(6,391)	(3,833)	(2,558)	66.7

Balance sheet
Trading portfolio (w/o loans)	5,263	7,727	(2,464)	(31.9)
Available-for-sale financial assets	25,663	23,297	2,366	10.2
Investments	751	908	(157)	(17.3)
Goodwill	24,626	25,089	(463)	(1.8)
Liquidity lent to the Group	—	10,440	(10,440)	(100.0)
Capital assigned to Group areas	70,022	67,699	2,323	3.4
Other assets	111,225	101,749	9,476	9.3
Total assets/liabilities & shareholders’ equity	237,549	236,908	641	0.3
Customer deposits (1)	615	19,672	(19,057)	(96.9)
Marketable debt securities (1)	66,074	62,253	3,821	6.1
Subordinated debt (1)	4,692	5,477	(785)	(14.3)
Other liabilities	86,480	72,391	14,088	19.5
Group capital and reserves (2)	79,689	77,115	2,574	3.3
Other customer funds under management	—	—	—	—
Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—
Customer funds under management	71,381	87,402	(16,022)	(18.3)

(1).-	Including all on-balance sheet balances for this item
(2).-	Not including profit of the year

24	JANUARY – DECEMBER / FINANCIAL REPORT 2012

INFORMATION BY SECONDARY SEGMENTS

Income statement and business volumes secondary segments

EUR Million

	Operating business areas		Retail Banking		Global Wholesale Banking		Asset Management and Insurance
	2012	Var (%)	2012	Var (%)	2012	Var (%)	2012	Var (%)
Resultados
Net interest income	32,604	4.2	29,986	4.4	2,501	3.5	118	(11.6)
Net fees	10,339	1.1	8,804	1.6	1,162	1.1	373	(8.9)
Gains (losses) on financial transactions	2,137	12.8	1,345	22.1	785	(0.4)	7	41.1
Other operating income (1)	491	(34.2)	(135)	—	256	0.6	369	(9.9)
Gross income	45,571	3.2	40,000	3.7	4,704	2.1	867	(9.5)
Operating expenses	(19,279)	3.0	(17,361)	3.5	(1,611)	(0.7)	(308)	(4.1)
General administrative expenses	(17,222)	2.9	(15,494)	3.5	(1,456)	(2.2)	(273)	(3.8)
Personnel	(10,154)	2.9	(9,055)	3.9	(943)	(4.4)	(156)	(8.6)
Other general administrative expenses	(7,068)	3.0	(6,438)	3.0	(512)	2.2	(117)	3.4
Depreciation and amortisation	(2,057)	3.6	(1,867)	2.9	(155)	15.7	(35)	(6.3)
Net operating income	26,291	3.4	22,639	3.8	3,093	3.6	559	(12.2)
Net loan-loss provisions	(12,600)	26.8	(12,337)	26.0	(261)	81.7	(2)	—
Other income	(1,506)	(41.1)	(1,450)	(41.3)	(48)	35.4	(8)	(84.0)
Ordinary profit before taxes	12,186	(5.8)	8,852	(7.2)	2,784	(0.8)	550	(6.7)
Tax on profit	(2,740)	(6.8)	(1,843)	(10.5)	(750)	(0.4)	(147)	15.9
Ordinary profit from continuing operations	9,446	(5.5)	7,009	(6.3)	2,034	(1.0)	403	(12.9)
Net profit from discontinued operations	(7)	(71.6)	(7)	(71.6)	—	—	—	—
Ordinary consolidated profit	9,439	(5.3)	7,002	(6.1)	2,034	(1.0)	403	(12.9)
Minority interests	924	17.6	698	28.6	207	(3.3)	19	(34.1)
Ordinary attributable profit to the Group	8,515	(7.3)	6,304	(8.8)	1,827	(0.7)	383	(11.5)
Net capital gains and provisions	81	—	81	—	—	—	—	—
Attributable profit to the Group	8,595	(6.4)	6,385	(7.6)	1,827	(0.7)	383	(11.5)

Business volumes
Total assets	1,198,369	1.6	883,849	1.3	287,780	2.5	26,740	2.0
Customer loans	717,095	(3.2)	647,676	(1.8)	69,133	(14.8)	286	(33.7)
Customer deposits	626,024	2.1	552,316	3.8	66,511	(11.4)	7,196	25.7

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking. Income statement

EUR Million

	Gross income		Net operating income		Attributable profit
	2012	Var (%)	2012	Var (%)	2012	Var (%)
Continental Europe	11,996	5.1	6,536	8.3	1,754	1.7
o/w: Spain	7,471	5.3	4,169	11.9	844	16.6
Portugal	843	7.6	375	28.9	35	(62.4)
United Kingdom*	4,518	(14.9)	2,038	(31.1)	781	(19.2)
Latin America	21,042	9.6	12,761	14.7	3,050	(5.9)
o/w: Brazil	14,739	7.5	9,315	13.8	1,424	(11.7)
Mexico	2,344	16.9	1,337	18.5	779	4.0
Chile	2,005	13.4	1,175	12.5	358	(19.8)
USA	2,444	(8.2)	1,304	(22.2)	719	(26.5)
Total Retail Banking*	40,000	3.7	22,639	3.8	6,304	(8.8)

(*).- Excluding net capital gains and provisions

Asset Management and Insurance. Income statement

EUR Million

	Gross income		Net operating income		Attributable profit
	2012	Var (%)	2012	Var (%)	2012	Var (%)
Mutual funds	289	(7.7)	115	(10.7)	59	3.9
Pension funds	22	(3.4)	14	(3.5)	10	(3.1)
Insurance	556	(10.6)	430	(12.8)	314	(14.1)
Total Asset Management and Insurance	867	(9.5)	559	(12.2)	383	(11.5)

FINANCIAL REPORT 2012 / JANUARY – DECEMBER	25

INFORMATION BY SECONDARY SEGMENTS

RETAIL BANKING

Activity
% var. 2012-2011

(*) Including retail commercial paper and letras financieras

+5.4%
-1.8%
Net loans
Deposits w/o REPOs*

Loans / deposits
%

-8 p.p.

123
115
2011
2012

Net operating income
EUR Million

+3.8%

21,802
22,639
2011
2012

Attributable profit
EUR Million

-7.6%

6,911
6,385
2011
2012

GLOBAL WHOLESALE BANKING

Gross income breakdown
EUR Million

Total
4,608
+1%
4,704
Trading and capital
+9%
597
Equity
+11%
392
Rates
-6%
1,170
Credit
+8%
829
Corporate Finance
-23%
Global Transaction Banking
+2%
1,647
Customers +1%
2011
2012

Net operating income
EUR Million

+3.6%

2,986
3,093
2011
2012

Attributable profit
EUR Million

-0.7%

1,840
1,827
2011
2012

ASSET MANAGEMENT AND INSURANCE

Total Group revenues
EUR Million

Total
4,183
-4%
4,013
Insurance
-4%
2,784
Asset Management
-4%
1,229
2011
2012

Net operating income
EUR Million

-12.2%

w/o perimeter: +8.4%

637
559
2011
2012

Attributable profit
EUR Million

-11.5%

w/o perimeter: +16.5%

433
383
2011
2012

26	JANUARY – DECEMBER / FINANCIAL REPORT 2012

Investor Relations
Ciudad Grupo Santander
Edificio Pereda, 1st floor
Avda de Cantabria, s/n
28660 Boadilla del Monte
Madrid (Spain)
Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20
Fax: 34 (91) 257 02 45
e-mail: investor@gruposantander.com

Legal Head Office:
Paseo Pereda, 9-12. Santander (Spain)
Tel: 34 (942) 20 61 00
Operational Head Office:
Ciudad Grupo Santander
Avda. de Cantabria, s/n 28660 Boadilla del Monte. Madrid (Spain)

Santander

www.santander.com

Key consolidated data

			Variation
	2012	2011	Amount	%	2010
Balance sheet (EUR million)
Total assets	1,269,628	1,251,525	18,103	1.4	1,217,501
Net customer loans	720,483	750,100	(29,618)	(3.9)	724,154
Customer deposits	626,639	632,533	(5,895)	(0.9)	616,376
Customer funds under management	968,987	984,353	(15,366)	(1.6)	985,269
Shareholders’ equity (1)	80,821	80,400	421	0.5	75,273
Total managed funds	1,387,769	1,382,980	4,789	0.3	1,362,289

Income statement (EUR million)
Net interest income	30,147	29,110	1,037	3.6	27,728
Gross income	43,675	42,754	921	2.2	40,586
Pre-provision profit (net operating income)	23,559	23,195	364	1.6	22,682
Profit from continuing operations	6,148	7,812	(1,663)	(21.3)	9,077
Attributable profit to the Group	2,205	5,351	(3,146)	(58.8)	8,181

EPS, profitability and efficiency (%)
EPS (euro)	0.23	0.60	(0.38)	(62.5)	0.94
Diluted EPS (euro)	0.22	0.60	(0.37)	(62.5)	0.94
ROE	2.80	7.14			11.80
ROTE	4.11	10.81			18.11
ROA	0.24	0.50			0.76
RoRWA	0.55	1.06			1.54
Efficiency ratio (with amortisations)	46.1	45.7			44.1

BIS II ratios and NPL ratios (%)
Core capital	10.33	10.02			8.80
Tier I	11.17	11.01			10.02
BIS II ratio	13.09	13.56			13.11
NPL ratio	4.54	3.89			3.55
NPL coverage	72.6	61.4			72.7

Market capitalisation and shares
Shares (2) (millions at period-end)	10,321	8,909	1,412	15.9	8,329
Share price (euros)	6.100	5.870	0.230	3.9	7.928
Market capitalisation (EUR million)	62,959	50,290	12,669	25.2	66,033
Book value (1) (euro)	7.87	8.59			8.58
Price / Book value (X)	0.78	0.68			0.92
P/E ratio (X)	27.02	9.75			8.42

Other data
Number of shareholders	3,296,270	3,293,537	2,733	0.1	3,202,324
Number of employees	186,763	189,766	(3,003)	(1.6)	175,042
Continental Europe	58,074	58,864	(790)	(1.3)	49,705
o/w: Spain	31,438	31,889	(451)	(1.4)	32,189
United Kingdom	26,186	27,505	(1,319)	(4.8)	24,427
Latin America	90,576	91,913	(1,337)	(1.5)	89,551
USA	9,525	9,187	338	3.7	8,866
Corporate Activities	2,402	2,297	105	4.6	2,493
Number of branches	14,392	14,756	(364)	(2.5)	14,082
Continental Europe	6,437	6,608	(171)	(2.6)	6,063
o/w: Spain	4,683	4,781	(98)	(2.0)	4,848
United Kingdom	1,189	1,379	(190)	(13.8)	1,416
Latin America	6,044	6,046	(2)	(0.0)	5,882
USA	722	723	(1)	(0.1)	721

Information on ordinary profit
Attributable profit to the Group	5,251	7,021	(1,769)	(25.2)	8,181
EPS (euro)	0.54	0.79	(0.25)	(31.9)	0.94
Diluted EPS (euro)	0.53	0.78	(0.25)	(31.9)	0.94
ROE	6.66	9.37			11.80
ROTE	9.80	14.18			18.11
ROA	0.48	0.63			0.76
RoRWA	1.08	1.35			1.54
P/E ratio (X)	11.34	7.43			8.42

Note: The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on January, 28 2013, following a favourable report from the Audit and Compliance Committee on January, 21 2013. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.

(1)	In 2012, estimated data of May 2013 scrip dividend
(2)	In 2011, includes shares issued to cover the exchange of preferred shares of December 2011

Income statement

EUR million

			Variation
	2012	2011	Amount	%	2010
Net interest income	30,147	29,110	1,037	3.6	27,728

Dividends	423	394	29	7.3	362
Income from equity-accounted method	427	775	(348)	(44.9)	470
Net fees	10,307	10,208	100	1.0	9,551
Gains (losses) on financial transactions	2,698	2,499	199	8.0	2,585
Other operating income/expenses	(327)	(232)	(94)	40.5	(110)

Gross income	43,675	42,754	921	2.2	40,586

Operating expenses	(20,116)	(19,559)	(557)	2.9	(17,905)
General administrative expenses	(17,928)	(17,468)	(460)	2.6	(15,986)
Personnel	(10,323)	(10,157)	(167)	1.6	(9,196)
Other general administrative expenses	(7,604)	(7,311)	(293)	4.0	(6,790)
Depreciation and amortisation	(2,189)	(2,091)	(98)	4.7	(1,919)

Net operating income	23,559	23,195	364	1.6	22,682

Net loan-loss provisions	(12,666)	(9,900)	(2,766)	27.9	(9,400)
Impairment losses on other assets	(853)	(173)	(680)	394.3	(471)
Other income	(1,593)	(2,811)	1,218	(43.3)	(1,048)

Ordinary profit before taxes	8,447	10,311	(1,864)	(18.1)	11,762

Tax on profit	(2,299)	(2,500)	201	(8.0)	(2,686)

Ordinary profit from continuing operations	6,148	7,812	(1,663)	(21.3)	9,077

Net profit from discontinued operations	(7)	(24)	17	(71.6)	(27)

Ordinary consolidated profit	6,141	7,787	(1,646)	(21.1)	9,050

Minority interests	890	766	124	16.2	869

Ordinary attributable profit to the Group	5,251	7,021	(1,769)	(25.2)	8,181

Net capital gains and provisions	(3,047)	(1,670)	(1,377)	82.4	—

Attributable profit to the Group	2,205	5,351	(3,146)	(58.8)	8,181

EPS (euros)	0.23	0.60	(0.38)	(62.5)	0.94

Diluted EPS (euros)	0.22	0.60	(0.37)	(62.5)	0.94

Pro memoria:
Average total assets	1,287,086	1,228,382	58,704	4.8	1,190,361
Average shareholders’ equity	78,806	74,901	3,904	5.2	69,334

NOTE: In order to make a homogeneous comparison the P&L accounts of previous years have been restated, including the contribution from Santander Consumer USA and the insurance business in Latin America (included in the transaction with Zurich Seguros) in the “income from the equity accounted method” line.

Quarterly

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Net interest income	7,075	7,225	7,275	7,536	7,821	7,678	7,495	7,153

Dividends	40	193	60	101	61	216	66	80
Income from equity-accounted method	225	204	169	176	136	120	84	87
Net fees	2,518	2,667	2,636	2,387	2,622	2,568	2,576	2,541
Gains (losses) on financial transactions	664	722	639	474	797	675	643	583
Other operating income/expenses	(40)	(90)	(57)	(45)	(83)	(67)	(84)	(93)

Gross income	10,482	10,921	10,722	10,629	11,354	11,190	10,780	10,351

Operating expenses	(4,731)	(4,826)	(4,909)	(5,093)	(5,074)	(4,967)	(5,100)	(4,976)
General administrative expenses	(4,227)	(4,303)	(4,376)	(4,563)	(4,549)	(4,454)	(4,495)	(4,431)
Personnel	(2,474)	(2,511)	(2,569)	(2,601)	(2,637)	(2,592)	(2,612)	(2,482)
Other general administrative expenses	(1,752)	(1,791)	(1,807)	(1,961)	(1,911)	(1,862)	(1,883)	(1,948)
Depreciation and amortisation	(505)	(523)	(533)	(530)	(525)	(514)	(605)	(545)

Net operating income	5,750	6,095	5,813	5,536	6,280	6,223	5,681	5,375

Net loan-loss provisions	(2,065)	(2,546)	(2,711)	(2,577)	(3,127)	(3,413)	(2,994)	(3,132)
Impairment losses on other assets	(48)	(52)	(84)	11	(83)	(97)	(81)	(592)
Other income	(546)	(1,378)	(357)	(531)	(526)	(418)	(510)	(139)

Ordinary profit before taxes	3,092	2,119	2,661	2,439	2,545	2,294	2,097	1,511

Tax on profit	(759)	(512)	(683)	(545)	(716)	(651)	(659)	(273)

Ordinary profit from continuing operations	2,332	1,607	1,978	1,894	1,829	1,644	1,438	1,238

Net profit from discontinued operations	(6)	(0)	(15)	(3)	1	(4)	1	(5)

Ordinary consolidated profit	2,327	1,607	1,963	1,890	1,829	1,640	1,439	1,234

Minority interests	218	214	161	173	226	236	197	232

Ordinary attributable profit to the Group	2,108	1,393	1,803	1,717	1,604	1,404	1,242	1,002

Net capital gains and provisions	—	—	—	(1,670)	—	(1,304)	(1,142)	(601)

Attributable profit to the Group	2,108	1,393	1,803	47	1,604	100	100	401

EPS (euros)	0.24	0.16	0.20	0.00	0.17	0.01	0.01	0.04

Diluted EPS (euros)	0.24	0.16	0.20	0.00	0.17	0.01	0.01	0.04

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	2012	2011	31.12.12	31.12.11
US$	1.2842	1.3903	1.3194	1.2939
Pound	0.8106	0.8675	0.8161	0.8353
Brazilian real	2.5012	2.3244	2.7036	2.4159
New Mexican peso	16.8940	17.2523	17.1845	18.0512
Chilean peso	624.4675	672.0923	631.7287	671.3400
Argentine peso	5.8295	5.7445	6.4865	5.5686
Polish zloty	4.1820	4.1105	4.0740	4.4580

Net fees

EUR million

			Variation
	2012	2011	Amount	%	2010
Fees from services	6,089	5,908	180	3.1	5,450
Mutual & pension funds	1,178	1,236	(59)	(4.7)	1,267
Securities and custody	702	668	34	5.1	784
Insurance	2,339	2,396	(56)	(2.4)	2,051

Net fee income	10,307	10,208	100	1.0	9,551

Operating expenses

EUR million

			Variation
	2012	2011	Amount	%	2010
Personnel expenses	10,323	10,157	167	1.6	9,196
General expenses	7,604	7,311	293	4.0	6,790
Information technology	938	869	70	8.0	793
Communications	642	638	4	0.7	654
Advertising	665	691	(26)	(3.8)	632
Buildings and premises	1,750	1,660	91	5.5	1,544
Printed and office material	168	176	(9)	(4.9)	176
Taxes (other than profit tax)	417	391	26	6.6	369
Other expenses	3,024	2,887	137	4.8	2,622

Personnel and general expenses	17,928	17,468	460	2.6	15,986

Depreciation and amortisation	2,189	2,091	98	4.7	1,919

Total operating expenses	20,116	19,559	557	2.9	17,905

Net loan-loss provisions

EUR million

			Variation
	2012	2011	Amount	%	2010
Non performing loans	13,988	11,324	2,664	23.5	10,339
Country-risk	(2)	(7)	5	(75.8)	2
Recovery of written-off assets	(1,321)	(1,418)	97	(6.8)	(941)

Total	12,666	9,900	2,766	27.9	9,400

Balance sheet

EUR million

			Variation
	31.12.12	31.12.11	Amount	%	31.12.10
Assets
Cash on hand and deposits at central banks	118,488	96,524	21,965	22.8	77,785
Trading portfolio	177,917	172,637	5,281	3.1	156,762
Debt securities	43,101	52,704	(9,602)	(18.2)	57,871
Customer loans	9,162	8,056	1,107	13.7	755
Equities	5,492	4,744	748	15.8	8,850
Trading derivatives	110,319	102,498	7,820	7.6	73,069
Deposits from credit institutions	9,843	4,636	5,208	112.3	16,216
Other financial assets at fair value	28,356	19,563	8,793	44.9	39,480
Customer loans	13,936	11,748	2,188	18.6	7,777
Other (deposits at credit institutions, debt securities and equities	14,420	7,815	6,605	84.5	31,703
Available-for-sale financial assets	92,267	86,612	5,654	6.5	86,235
Debt securities	87,724	81,589	6,136	7.5	79,689
Equities	4,542	5,024	(481)	(9.6)	6,546
Loans	758,228	779,525	(21,298)	(2.7)	768,858
Deposits at credit institutions	53,785	42,389	11,396	26.9	44,808
Customer loans	697,384	730,296	(32,912)	(4.5)	715,621
Debt securities	7,059	6,840	219	3.2	8,429
Investments	4,453	4,154	299	7.2	273
Intangible assets and property and equipment	17,296	16,840	455	2.7	14,584
Goodwill	24,626	25,089	(463)	(1.8)	24,622
Other	47,997	50,580	(2,583)	(5.1)	48,901

Total assets	1,269,628	1,251,525	18,103	1.4	1,217,501

Liabilities and shareholders’ equity
Trading portfolio	143,241	146,949	(3,708)	(2.5)	136,772
Customer deposits	8,897	16,574	(7,677)	(46.3)	7,849
Marketable debt securities	1	77	(77)	(99.0)	365
Trading derivatives	109,743	103,083	6,659	6.5	75,279
Other	24,600	27,214	(2,614)	(9.6)	53,279
Other financial liabilities at fair value	45,418	44,908	510	1.1	51,020
Customer deposits	28,638	26,982	1,656	6.1	27,142
Marketable debt securities	4,904	8,185	(3,281)	(40.1)	4,278
Due to central banks and credit institutions	11,876	9,741	2,134	21.9	19,600
Financial liabilities at amortized cost	959,321	935,669	23,652	2.5	898,969
Due to central banks and credit institutions	131,670	116,368	15,302	13.1	79,537
Customer deposits	589,104	588,977	126	0.0	581,385
Marketable debt securities	201,064	189,110	11,954	6.3	188,229
Subordinated debt	18,238	22,992	(4,754)	(20.7)	30,475
Other financial liabilities	19,245	18,221	1,024	5.6	19,343
Insurance liabilities	1,425	517	908	175.6	10,449
Provisions	12,872	15,571	(2,699)	(17.3)	15,660
Other liability accounts	23,026	25,052	(2,026)	(8.1)	23,717

Total liabilities	1,185,302	1,168,666	16,636	1.4	1,136,586

Shareholders’ equity	81,243	80,895	348	0.4	77,334
Capital stock	5,161	4,455	706	15.9	4,165
Reserves	74,528	72,660	1,868	2.6	66,258
Attributable profit to the Group	2,205	5,351	(3,146)	(58.8)	8,181
Less: dividends	(650)	(1,570)	920	(58.6)	(1,270)
Equity adjustments by valuation	(6,590)	(4,482)	(2,108)	47.0	(2,315)
Minority interests	9,672	6,445	3,227	50.1	5,896

Total equity	84,326	82,859	1,467	1.8	80,914

Total liabilities and equity	1,269,628	1,251,525	18,103	1.4	1,217,501

Balance sheet

EUR million

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12	31.12.12
Assets
Cash on hand and deposits at central banks	86,006	90,003	84,050	96,524	111,943	86,719	95,979	118,488
Trading portfolio	148,138	164,301	191,440	172,637	174,223	196,487	199,727	177,917
Debt securities	55,426	69,164	60,033	52,704	53,235	48,477	41,521	43,101
Customer loans	2,080	694	1,973	8,056	13,300	22,688	20,639	9,162
Equities	8,146	8,316	6,432	4,744	5,304	4,769	5,097	5,492
Trading derivatives	62,509	68,494	102,217	102,498	95,495	112,303	122,472	110,319
Deposits from credit institutions	19,976	17,633	20,785	4,636	6,889	8,250	9,998	9,843
Other financial assets at fair value	41,907	30,986	27,875	19,563	20,358	27,776	29,150	28,356
Customer loans	6,892	8,574	11,039	11,748	12,116	18,716	15,788	13,936
Other (deposits at credit institutions, debt securities and equities	35,014	22,412	16,836	7,815	8,242	9,061	13,361	14,420
Available-for-sale financial assets	85,125	90,476	79,410	86,612	99,165	97,647	97,189	92,267
Debt securities	78,741	84,137	73,875	81,589	94,349	93,111	92,803	87,724
Equities	6,384	6,339	5,535	5,024	4,816	4,536	4,386	4,542
Loans	760,084	764,588	772,144	779,525	780,763	788,614	782,922	758,228
Deposits at credit institutions	47,414	42,593	43,778	42,389	52,924	57,340	58,649	53,785
Customer loans	704,898	714,701	721,291	730,296	720,965	724,820	717,666	697,384
Debt securities	7,772	7,294	7,075	6,840	6,874	6,454	6,607	7,059
Investments	275	293	1,212	4,154	4,685	4,730	4,676	4,453
Intangible assets and property and equipment	17,041	17,566	17,102	16,840	16,816	16,474	17,055	17,296
Goodwill	23,856	26,527	25,914	25,089	25,200	25,136	25,178	24,626
Other	46,132	47,168	51,330	50,580	50,195	49,094	48,755	47,997

Total assets	1,208,563	1,231,908	1,250,476	1,251,525	1,283,349	1,292,677	1,300,632	1,269,628

Liabilities and shareholders’ equity
Trading portfolio	130,191	131,909	168,751	146,949	149,125	161,487	172,388	143,241
Customer deposits	7,838	13,133	15,368	16,574	16,085	28,765	23,086	8,897
Marketable debt securities	1,207	2,214	1,507	77	74	94	122	1
Trading derivatives	63,746	68,663	101,557	103,083	96,889	110,958	123,459	109,743
Other	57,400	47,900	50,318	27,214	36,077	21,669	25,721	24,600
Other financial liabilities at fair value	52,786	72,638	66,940	44,908	47,490	38,757	42,259	45,418
Customer deposits	30,836	39,115	43,415	26,982	32,068	23,974	22,788	28,638
Marketable debt securities	5,203	8,954	8,432	8,185	5,247	6,168	6,769	4,904
Deposits at credit institutions	16,747	24,570	15,093	9,741	10,174	8,615	12,702	11,876
Financial liabilities at amortized cost	898,476	898,769	887,244	935,669	964,252	973,084	961,851	959,321
Due to central banks and credit institutions	80,790	87,681	93,435	116,368	124,780	138,200	138,261	131,670
Customer deposits	582,100	572,166	561,128	588,977	594,633	591,269	584,199	589,104
Marketable debt securities	187,861	191,314	187,750	189,110	201,697	202,303	199,256	201,064
Subordinated debt	26,431	25,841	25,848	22,992	22,821	22,408	19,090	18,238
Other financial liabilities	21,293	21,767	19,082	18,221	20,321	18,905	21,044	19,245
Insurance liabilities	10,453	10,775	9,894	517	717	425	1,129	1,425
Provisions	15,142	16,040	15,198	15,571	15,486	14,868	14,395	12,872
Other liability accounts	21,762	22,113	24,160	25,052	22,123	22,236	24,249	23,026

Total liabilities	1,128,810	1,152,245	1,172,187	1,168,666	1,199,194	1,210,857	1,216,270	1,185,302

Shareholders’ equity	77,590	77,697	79,144	80,895	80,695	80,650	81,214	81,243
Capital stock	4,220	4,220	4,220	4,455	4,538	4,718	4,949	5,161
Reserves	74,592	71,117	70,762	72,660	74,552	74,229	74,862	74,528
Attributable profit to the Group	2,108	3,501	5,303	5,351	1,604	1,704	1,804	2,205
Less: dividends	(3,330)	(1,141)	(1,141)	(1,570)	—	—	(401)	(650)
Equity adjustments by valuation	(3,813)	(4,165)	(6,519)	(4,482)	(4,900)	(7,013)	(6,645)	(6,590)
Minority interests	5,976	6,131	5,664	6,445	8,361	8,184	9,793	9,672

Total equity	79,753	79,663	78,289	82,859	84,155	81,821	84,362	84,326

Total liabilities and equity	1,208,563	1,231,908	1,250,476	1,251,525	1,283,349	1,292,677	1,300,632	1,269,628

Customer loans

EUR million

			Variation
	31.12.12	31.12.11	Amount	%	31.12.10
Spanish Public sector	16,884	12,147	4,737	39.0	12,137
Other residents	183,130	202,411	(19,281)	(9.5)	217,497
Commercial bills	8,699	9,679	(980)	(10.1)	11,146
Secured loans	103,890	117,946	(14,056)	(11.9)	127,472
Other loans	70,540	74,785	(4,245)	(5.7)	78,879
Non-resident sector	545,972	554,478	(8,506)	(1.5)	514,217
Secured loans	339,519	342,676	(3,156)	(0.9)	311,048
Other loans	206,453	211,802	(5,349)	(2.5)	203,168

Gross customer loans	745,987	769,036	(23,050)	(3.0)	743,851

Loan-loss allowances	25,504	18,936	6,568	34.7	19,697

Net customer loans	720,483	750,100	(29,618)	(3.9)	724,154

Pro memoria: Doubtful loans	35,340	31,287	4,054	13.0	27,908
Public sector	121	102	19	18.4	42
Other residents	16,025	14,745	1,279	8.7	12,106
Non-resident sector	19,195	16,439	2,755	16.8	15,759

Customer loans

EUR million

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12	31.12.12
Spanish Public sector	12,340	12,565	12,340	12,147	12,801	17,959	17,738	16,884
Other residents	210,430	208,493	205,225	202,411	193,462	188,897	188,392	183,130
Commercial bills	9,320	8,944	9,075	9,679	8,790	9,081	8,567	8,699
Secured loans	124,610	122,884	121,016	117,946	110,731	108,305	106,295	103,890
Other loans	76,500	76,665	75,135	74,785	73,940	71,511	73,530	70,540
Non-resident sector	510,246	522,815	536,267	554,478	559,356	580,831	572,245	545,972
Secured loans	309,769	315,370	326,079	342,676	343,492	350,186	350,418	339,519
Other loans	200,476	207,445	210,187	211,802	215,865	230,646	221,827	206,453

Gross customer loans	733,016	743,874	753,832	769,036	765,619	787,687	778,375	745,987

Loan-loss allowances	19,145	19,904	19,529	18,936	19,237	21,463	24,282	25,504

Net customer loans	713,871	723,969	734,302	750,100	746,382	766,224	754,094	720,483

Pro memoria: Doubtful loans	27,871	29,597	30,124	31,287	31,838	33,525	34,896	35,340
Public sector	44	85	88	102	139	133	103	121
Other residents	12,539	12,946	13,708	14,745	14,613	15,104	15,767	16,025
Non-resident sector	15,287	16,566	16,328	16,439	17,086	18,288	19,027	19,195

Credit risk management *

EUR million

			Variation
	31.12.12	31.12.11	Amount	%	31.12.10
Non-performing loans	36,100	32,036	4,063	12.7	28,522
NPL ratio (%)	4.54	3.89	0.65 p.		3.55
Loan-loss allowances	26,194	19,661	6,533	33.2	20,748
Specific	21,858	15,474	6,384	41.3	14,901
Generic	4,336	4,187	149	3.5	5,846
NPL coverage (%)	72.6	61.4	11.2 p.		72.7
Credit cost (%) **	2.21	1.41	0.80 p.		1.56

Ordinary non-performing and doubtful loans ***	20,949	18,318	2,631	14.4	18,061
NPL ratio (%) ***	2.69	2.26	0.43 p.		2.28
NPL coverage (%) ***	125	107	18 p.		115

*	Excluding country-risk
**	Net specific allowance / computable assets
***	Excluding mortgage guarantees

Note: NPL ratio: Non-performing loans / computable assets

Credit risk management *

EUR million

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12	31.12.12
Non-performing loans	28,494	30,186	30,910	32,036	32,560	34,365	35,826	36,100
NPL ratio (%)	3.61	3.78	3.86	3.89	3.98	4.11	4.33	4.54
Loan-loss allowances	20,124	20,800	20,403	19,661	20,035	22,197	24,999	26,194
Specific	14,992	15,512	15,300	15,474	15,808	17,954	20,805	21,858
Generic	5,132	5,288	5,103	4,187	4,227	4,243	4,194	4,336
NPL coverage (%)	70.6	68.9	66.0	61.4	61.5	64.6	69.8	72.6
Credit cost (%) **	1.51	1.48	1.44	1.41	1.44	1.81	2.08	2.21

*	Excluding country-risk
**	Net specific allowance / computable assets

Non-performing loans by quarter

EUR million

	Q1’11	Q2’11	Q3’11	Q4’11	Q1’12	Q2’12	Q3’12	Q4’12
Balance at beginning of period	28,522	28,494	30,186	30,910	32,036	32,560	34,365	35,826
Net additions	3,112	4,015	4,206	4,048	3,638	5,452	3,836	3,720
Increase in scope of consolidation	186	739	(0)	—	(602)	(25)	(1)	(0)
Exchange differences	(558)	(31)	(444)	671	37	(71)	(40)	(435)
Write-offs	(2,767)	(3,031)	(3,037)	(3,594)	(2,549)	(3,552)	(2,335)	(3,011)

Balance at period-end	28,494	30,186	30,910	32,036	32,560	34,365	35,826	36,100

Customer funds under management

EUR million

			Variation
	31.12.12	31.12.11	Amount	%	31.12.10
Resident public sector	8,487	6,528	1,959	30.0	9,655
Other residents	157,011	144,131	12,881	8.9	161,096
Demand deposits	71,526	68,389	3,137	4.6	67,077
Time deposits	75,414	61,185	14,229	23.3	81,145
Other	10,071	14,557	(4,486)	(30.8)	12,873
Non-resident sector	461,141	481,875	(20,734)	(4.3)	445,625
Demand deposits	228,698	220,299	8,399	3.8	210,490
Time deposits	179,503	197,249	(17,746)	(9.0)	197,590
Other	52,940	64,328	(11,388)	(17.7)	37,545

Customer deposits	626,639	632,533	(5,895)	(0.9)	616,376

Debt securities*	205,969	197,372	8,597	4.4	192,872
Subordinated debt	18,238	22,992	(4,754)	(20.7)	30,475

On-balance-sheet customer funds	850,846	852,898	(2,052)	(0.2)	839,723

Mutual funds	89,176	102,611	(13,435)	(13.1)	113,510
Pension funds	10,076	9,645	431	4.5	10,965
Managed portfolios	18,889	19,199	(310)	(1.6)	20,314
Savings-insurance policies	—	—	—	—	758

Other customer funds under management	118,141	131,456	(13,314)	(10.1)	145,547

Customer funds under management	968,987	984,353	(15,366)	(1.6)	985,269

*	Including retail commercial paper. EUR 11,536 million in December 2012 and EUR 6,052 million in December 2011

Mutual funds

EUR million

			Variation
	31.12.12	31.12.11	Amount	%	31.12.10
Spain	23,093	27,425	(4,332)	(15.8)	34,310
Portugal	1,544	1,866	(322)	(17.3)	3,209
Poland	2,443	1,747	696	39.8	—
United Kingdom	13,919	15,744	(1,826)	(11.6)	14,369
Latin America	48,178	55,829	(7,651)	(13.7)	61,621

Total	89,176	102,611	(13,435)	(13.1)	113,510

Pension funds

EUR million

			Variation
	31.12.12	31.12.11	Amount	%	31.12.10
Spain	9,289	8,884	405	4.6	9,650
Portugal	787	760	27	3.5	1,315

Total	10,076	9,645	431	4.5	10,965

Customer funds under management

EUR million

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12	31.12.12
Resident public sector	8,640	6,558	6,994	6,528	10,925	7,334	7,277	8,487
Other residents	163,246	159,076	161,571	144,131	137,134	147,886	145,147	157,011
Demand deposits	71,018	69,482	67,523	68,389	67,382	72,016	68,863	71,526
Time deposits	78,500	68,378	64,875	61,185	60,511	61,424	62,440	75,414
Other	13,729	21,216	29,172	14,557	9,241	14,445	13,844	10,071
Non-resident sector	448,888	458,780	451,346	481,875	494,727	488,789	477,649	461,141
Demand deposits	211,861	215,828	215,260	220,299	224,318	223,221	231,458	228,698
Time deposits	197,313	200,843	194,539	197,249	194,764	185,528	182,822	179,503
Other	39,713	42,109	41,547	64,328	75,645	80,040	63,369	52,940

Customer deposits	620,774	624,414	619,911	632,533	642,786	644,009	630,072	626,639

Debt securities*	194,271	202,482	197,689	197,372	207,018	208,565	206,147	205,969
Subordinated debt	26,431	25,841	25,848	22,992	22,821	22,408	19,090	18,238

On-balance-sheet customer funds	841,476	852,737	843,448	852,898	872,625	874,981	855,310	850,846

Mutual funds	112,817	112,371	103,755	102,611	105,914	97,683	93,745	89,176
Pension funds	10,916	10,744	9,893	9,645	9,765	9,436	9,699	10,076
Managed portfolios	18,626	19,005	18,796	19,199	19,500	18,064	18,184	18,889
Savings-insurance policies	833	884	707	—	—	—	—	—

Other customer funds under management	143,192	143,004	133,150	131,456	135,179	125,184	121,628	118,141

Customer funds under management	984,668	995,741	976,598	984,353	1,007,804	1,000,165	976,938	968,987

*	Including retail commercial paper: EUR 11,536 in December 2012, EUR 12,535 million in September 2012, EUR 9,803 million in June 2012, EUR 8,346 million in March 2012 and EUR 6,052 million in December 2011

Mutual funds

EUR million

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12	31.12.12
Spain	31,974	30,209	28,331	27,425	27,292	24,060	23,730	23,093
Portugal	3,051	2,755	2,159	1,866	1,809	1,441	1,611	1,544
Poland	—	2,443	1,888	1,747	2,059	2,059	2,188	2,443
United Kingdom	14,204	14,532	14,686	15,744	15,674	16,110	16,243	13,919
Latin America	63,588	62,433	56,691	55,829	59,080	54,013	49,972	48,178

Total	112,817	112,371	103,755	102,611	105,914	97,683	93,745	89,176

Pension funds

EUR million

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12	31.12.12
Spain	9,602	9,477	8,910	8,884	8,983	8,680	8,935	9,289
Portugal	1,314	1,266	983	760	782	757	764	787

Total	10,916	10,744	9,893	9,645	9,765	9,436	9,699	10,076

Total equity and capital with the nature of financial liabilities

EUR million

			Variation
	31.12.12	31.12.11	Amount	%	31.12.10
Capital stock	5,161	4,455	706	15.9	4,165
Additional paid-in surplus	37,302	31,223	6,080	19.5	29,457
Reserves	37,513	41,688	(4,175)	(10.0)	36,993
Treasury stock	(287)	(251)	(37)	14.6	(192)

Shareholders’ equity (before profit and dividends)	79,689	77,115	2,574	3.3	70,423

Attributable profit	2,205	5,351	(3,146)	(58.8)	8,181
Interim dividend distributed	(650)	(1,429)	779	(54.5)	(1,270)
Interim dividend not distributed (1)	(423)	(637)	214	(33.6)	(2,060)

Shareholders’ equity (after retained profit)	80,821	80,400	421	0.5	75,273

Valuation adjustments	(6,590)	(4,482)	(2,108)	47.0	(2,315)
Minority interests	9,672	6,445	3,227	50.1	5,896

Total equity (after retained profit)	83,903	82,363	1,540	1.9	78,854

Preferred shares and securities in subordinated debt	4,740	5,896	(1,156)	(19.6)	7,352

Total equity and capital with the nature of financial liabilities	88,643	88,259	384	0.4	86,207

(1)	In 2012, estimated data of May 2013 scrip dividend

Computable capital and BIS II ratio

EUR million

			Variation
	31.12.12	31.12.11	Amount	%	31.12.10
Core capital	57,558	56,694	864	1.5	53,205
Basic capital	62,234	62,294	(60)	(0.1)	60,617
Supplementary capital	11,981	15,568	(3,587)	(23.0)	20,670
Deductions	(1,279)	(1,090)	(189)	17.4	(2,011)

Computable capital	72,936	76,772	(3,836)	(5.0)	79,276

Risk-weighted assets	557,030	565,958	(8,928)	(1.6)	604,885

BIS II ratio	13.09	13.56	(0.47 p. )		13.11

Tier I (before deductions)	11.17	11.01	0.16 p.		10.02

Core capital	10.33	10.02	0.31 p.		8.80

Shareholders’ equity surplus (BIS II ratio)	28,374	31,495	(3,122)	(9.9)	30,885

Key data by principal segments

	Net operating income			Attributable profit to the Group			Efficiency ratio (%)		ROE (%)
	2012	2011	Var (%)	2012	2011	Var (%)	2012	2011	2012	2011
Income statement (EUR million)
Continental Europe	7,555	7,018	7.6	2,305	2,287	0.8	45.5	47.1	7.36	7.66

o/w: Santander Branch Network	2,582	2,353	9.7	709	660	7.4	44.2	46.5	10.99	9.63
Banesto	1,267	1,112	14.0	94	130	(28.1)	44.1	47.4	1.96	2.78
Portugal	533	443	20.4	124	174	(28.7)	48.6	54.4	4.92	7.00
Santander Consumer Finance	1,763	1,887	(6.6)	727	666	9.0	43.9	41.3	6.70	7.02
Retail Poland (BZ WBK)	543	366	48.4	330	232	42.0	43.9	47.0	18.97	17.93

United Kingdom*	2,434	3,270	(25.5)	1,094	1,223	(10.5)	53.0	44.3	8.23	9.60

Latin America	14,872	13,397	11.0	4,305	4,664	(7.7)	37.9	39.8	19.44	21.78

o/w: Brazil	10,685	9,861	8.4	2,212	2,610	(15.2)	35.3	37.6	17.85	23.26
Mexico	1,695	1,369	23.8	1,015	936	8.5	39.7	41.9	25.07	21.16
Chile	1,385	1,252	10.6	498	611	(18.5)	40.0	39.2	22.09	25.43

USA	1,430	1,741	(17.8)	811	1,010	(19.7)	45.1	36.4	15.53	24.76

Operating areas*	26,291	25,425	3.4	8,515	9,184	(7.3)	42.3	42.4	11.83	13.49

Corporate Activities*	(2,733)	(2,230)	22.5	(3,263)	(2,163)	50.9

Total Group*	23,559	23,195	1.6	5,251	7,021	(25.2)	46.1	45.7	6.66	9.37

Net capital gains and provisions				(3,047)	(1,670)	82.4

Total Group				2,205	5,351	(58.8)	46.1	45.7	2.80	7.14

(*).- Excluding net capital gains and provisions

	Net customer loans			Customer deposits			NPL ratio (%) *		NPL coverage (%) *
	31.12.12	31.12.11	Var (%)	31.12.12	31.12.11	Var (%)	31.12.12	31.12.11	31.12.12	31.12.11
Activity (EUR million)
Continental Europe	285,147	305,391	(6.6)	258,691	247,582	4.5	6.25	5.18	72.5	55.8

o/w: Santander Branch Network *	95,134	102,643	(7.3)	95,986	78,864	21.7	9.65	8.47	67.5	39.9
Banesto	61,665	68,850	(10.4)	48,257	50,755	(4.9)	6.28	5.01	71.3	53.1
Portugal	25,960	28,403	(8.6)	23,971	23,465	2.2	6.56	4.06	53.1	54.9
Santander Consumer Finance	56,683	56,731	(0.1)	31,892	33,198	(3.9)	3.90	3.97	109.5	109.3
Retail Poland (BZ WBK)	9,732	8,479	14.8	11,217	10,359	8.3	4.72	4.89	68.3	65.2

United Kingdom	250,527	255,699	(2.0)	194,452	194,318	0.1	2.05	1.84	45.4	40.2

Latin America	140,090	139,867	0.2	134,765	134,078	0.5	5.42	4.32	87.5	97.0

o/w: Brazil	74,511	78,408	(5.0)	69,849	72,405	(3.5)	6.86	5.38	90.2	95.2
Mexico	20,384	18,185	12.1	24,743	21,459	15.3	1.94	1.82	157.3	175.7
Chile	29,677	25,709	15.4	22,411	20,175	11.1	5.17	3.85	57.7	73.4

USA	41,331	40,194	2.8	38,116	36,884	3.3	2.29	2.85	105.9	96.2

Operating areas	717,095	741,152	(3.2)	626,024	612,861	2.1	4.51	3.83	73.1	64.1

Total Group	720,483	750,100	(3.9)	626,639	632,533	(0.9)	4.54	3.89	72.6	61.4

*	Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of December 2012 stood at 7.29% (5.99% in December 2011) and NPL coverage was 69,7% (39,2% in December 2011).

	Employees		Branches
	31.12.12	31.12.11	31.12.12	31.12.11
Operating means
Continental Europe	58,074	58,864	6,437	6,608

o/w: Santander Branch Network	17,880	17,967	2,894	2,915
Banesto	9,136	9,450	1,647	1,714
Portugal	5,709	5,854	667	716
Santander Consumer Finance	12,279	11,896	629	647
Retail Poland (BZ WBK)	8,849	9,383	519	526

United Kingdom	26,186	27,505	1,189	1,379

Latin America	90,576	91,913	6,044	6,046

o/w: Brazil	53,707	54,368	3,788	3,775
Mexico	13,954	13,062	1,170	1,125
Chile	12,355	12,193	504	499

USA	9,525	9,187	722	723

Operating areas	184,361	187,469	14,392	14,756

Corporate Activities	2,402	2,297

Total Group	186,763	189,766	14,392	14,756

Operating areas

EUR million

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	32,604	31,282	1,322	4.2

Net fees	10,339	10,224	115	1.1
Gains (losses) on financial transactions	2,137	1,894	242	12.8
Other operating income*	491	746	(255)	(34.2)

Gross income	45,571	44,146	1,424	3.2

Operating expenses	(19,279)	(18,721)	(558)	3.0
General administrative expenses	(17,222)	(16,735)	(487)	2.9
Personnel	(10,154)	(9,872)	(283)	2.9
Other general administrative expenses	(7,068)	(6,863)	(205)	3.0
Depreciation and amortisation	(2,057)	(1,986)	(71)	3.6

Net operating income	26,291	25,425	866	3.4

Net loan-loss provisions	(12,600)	(9,937)	(2,663)	26.8
Other income	(1,506)	(2,554)	1,049	(41.1)

Ordinary profit before taxes	12,186	12,934	(748)	(5.8)

Tax on profit	(2,740)	(2,940)	199	(6.8)

Ordinary profit from continuing operations	9,446	9,994	(548)	(5.5)

Net profit from discontinued operations	(7)	(24)	17	(71.6)

Ordinary consolidated profit	9,439	9,970	(531)	(5.3)

Minority interests	924	786	138	17.6

Ordinary attributable profit to the Group	8,515	9,184	(669)	(7.3)

Net capital gains and provisions	81	—	81	—

Attributable profit to the Group	8,595	9,184	(588)	(6.4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.12	31.12.11	Amount	%
Balance sheet
Customer loans**	717,095	741,152	(24,057)	(3.2)
Trading portfolio (w/o loans)	154,305	152,218	2,087	1.4
Available-for-sale financial assets	66,604	63,316	3,288	5.2
Due from credit institutions**	99,526	85,157	14,369	16.9
Intangible assets and property and equipment	13,467	12,124	1,343	11.1
Other assets	147,372	125,634	21,738	17.3

Total assets/liabilities & shareholders’ equity	1,198,369	1,179,601	18,767	1.6

Customer deposits**	626,024	612,861	13,163	2.1
Marketable debt securities**	139,895	133,782	6,113	4.6
Subordinated debt**	13,547	17,515	(3,968)	(22.7)
Insurance liabilities	1,425	517	908	175.6
Due to credit institutions**	160,853	173,070	(12,217)	(7.1)
Other liabilities	186,604	174,362	12,241	7.0
Shareholders’ equity***	70,022	67,494	2,528	3.7

Other customer funds under management	118,141	131,456	(13,314)	(10.1)

Mutual funds	89,176	102,611	(13,435)	(13.1)
Pension funds	10,076	9,645	431	4.5
Managed portfolios	18,889	19,199	(310)	(1.6)
Savings-insurance policies	—	—	—	—

Customer funds under management	897,607	895,614	1,993	0.2

** Including all on-balance sheet balances for this item *** Not including profit of the year

Ratios (%) and other data
ROE**	11.83	13.49	(1.66 p. )
Efficiency ratio (with amortisations)	42.3	42.4	(0.1 p. )
NPL ratio	4.51	3.83	0.68 p.
NPL coverage	73.1	64.1	9.0 p.
Number of employees (direct & indirect)	184,361	187,469	(3,108)	(1.7)
Number of branches	14,392	14,756	(364)	(2.5)

Operating areas

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	7,586	7,838	7,828	8,030	8,334	8,293	8,150	7,828

Net fees	2,522	2,671	2,638	2,393	2,635	2,577	2,579	2,547
Gains (losses) on financial transactions	738	563	353	240	751	467	486	432
Other operating income*	192	243	122	189	85	251	61	94

Gross income	11,038	11,315	10,941	10,852	11,806	11,588	11,276	10,901

Operating expenses	(4,487)	(4,618)	(4,707)	(4,909)	(4,825)	(4,739)	(4,869)	(4,845)
General administrative expenses	(4,015)	(4,124)	(4,203)	(4,393)	(4,335)	(4,249)	(4,319)	(4,320)
Personnel	(2,386)	(2,442)	(2,491)	(2,552)	(2,560)	(2,520)	(2,578)	(2,497)
Other general administrative expenses	(1,629)	(1,682)	(1,712)	(1,841)	(1,775)	(1,728)	(1,741)	(1,823)
Depreciation and amortisation	(472)	(494)	(504)	(516)	(490)	(490)	(550)	(526)

Net operating income	6,551	6,697	6,235	5,942	6,980	6,849	6,407	6,056

Net loan-loss provisions	(1,997)	(2,633)	(2,732)	(2,574)	(3,112)	(3,401)	(2,969)	(3,117)
Other income	(406)	(1,287)	(420)	(442)	(491)	(349)	(517)	(148)

Ordinary profit before taxes	4,148	2,777	3,083	2,926	3,377	3,098	2,920	2,790

Tax on profit	(981)	(575)	(738)	(646)	(773)	(735)	(676)	(556)

Ordinary profit from continuing operations	3,167	2,202	2,345	2,280	2,604	2,363	2,244	2,235

Net profit from discontinued operations	(6)	(0)	3	(22)	1	(4)	1	(5)

Ordinary consolidated profit	3,161	2,201	2,349	2,259	2,605	2,359	2,245	2,230

Minority interests	218	211	162	195	258	233	192	242

Ordinary attributable profit to the Group	2,943	1,991	2,187	2,064	2,348	2,126	2,053	1,988

Net capital gains and provisions	—	—	—	—	—	—	80	0

Attributable profit to the Group	2,943	1,991	2,187	2,064	2,348	2,126	2,133	1,989

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans**	696,187	705,521	715,291	741,152	744,164	762,399	747,772	717,095
Trading portfolio (w/o loans)	121,244	140,702	163,837	152,218	146,559	157,236	158,833	154,305
Available-for-sale financial assets	63,538	68,412	59,443	63,316	68,786	69,582	68,594	66,604
Due from credit institutions**	115,197	107,467	110,037	85,157	93,436	92,043	102,346	99,526
Intangible assets and property and equipment	12,335	12,732	12,328	12,124	12,941	12,719	13,026	13,467
Other assets	129,395	133,932	126,356	125,634	128,090	124,378	127,086	147,372

Total assets/liabilities & shareholders’ equity	1,137,897	1,168,765	1,187,291	1,179,601	1,193,976	1,218,357	1,217,658	1,198,369

Customer deposits**	609,325	613,158	607,930	612,861	625,401	632,892	629,495	626,024
Marketable debt securities**	123,405	133,662	128,895	133,782	140,920	145,627	141,008	139,895
Subordinated debt**	16,430	16,639	16,874	17,515	17,316	17,285	14,379	13,547
Insurance liabilities	10,453	10,775	9,894	517	717	425	1,129	1,425
Due to credit institutions**	174,581	169,951	174,475	173,070	170,578	162,605	164,126	160,853
Other liabilities	135,078	155,746	181,803	174,362	165,500	187,033	196,796	186,604
Shareholders’ equity***	68,625	68,835	67,420	67,494	73,543	72,491	70,725	70,022

Other customer funds under management	143,192	143,004	133,150	131,456	135,179	125,184	121,628	118,141

Mutual funds	112,817	112,371	103,755	102,611	105,914	97,683	93,745	89,176
Pension funds	10,916	10,744	9,893	9,645	9,765	9,436	9,699	10,076
Managed portfolios	18,626	19,005	18,796	19,199	19,500	18,064	18,184	18,889
Savings-insurance policies	833	884	707	—	—	—	—	—

Customer funds under management	892,352	906,463	886,849	895,614	918,817	920,987	906,510	897,607

** Including all on-balance sheet balances for this item *** Not including profit of the year

Other information
NPL ratio	3.54	3.71	3.78	3.83	3.95	4.09	4.30	4.51
NPL coverage	70.7	69.3	66.2	64.1	62.9	65.8	72.0	73.1

Continental Europe

EUR million

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	9,469	8,876	593	6.7

Net fees	3,626	3,774	(148)	(3.9)
Gains (losses) on financial transactions	460	232	229	98.6
Other operating income*	301	397	(97)	(24.3)

Gross income	13,855	13,278	577	4.3

Operating expenses	(6,301)	(6,260)	(40)	0.6
General administrative expenses	(5,638)	(5,661)	22	(0.4)
Personnel	(3,496)	(3,531)	36	(1.0)
Other general administrative expenses	(2,143)	(2,129)	(13)	0.6
Depreciation and amortisation	(662)	(600)	(63)	10.5

Net operating income	7,555	7,018	537	7.6

Net loan-loss provisions	(4,122)	(3,414)	(709)	20.8
Other income	(328)	(507)	180	(35.4)

Profit before taxes	3,105	3,097	8	0.2

Tax on profit	(735)	(717)	(18)	2.6

Profit from continuing operations	2,370	2,380	(11)	(0.5)

Net profit from discontinued operations	(7)	(24)	17	(71.6)

Consolidated profit	2,363	2,356	7	0.3

Minority interests	58	69	(11)	(16.2)

Attributable profit to the Group	2,305	2,287	18	0.8

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.12	31.12.11	Amount	%
Balance sheet
Customer loans**	285,147	305,391	(20,244)	(6.6)
Trading portfolio (w/o loans)	87,451	78,802	8,649	11.0
Available-for-sale financial assets	21,595	24,640	(3,045)	(12.4)
Due from credit institutions**	54,889	48,491	6,398	13.2
Intangible assets and property and equipment	5,856	5,029	827	16.4
Other assets	51,735	26,480	25,255	95.4

Total assets/liabilities & shareholders’ equity	506,673	488,833	17,840	3.6

Customer deposits**	258,691	247,582	11,109	4.5
Marketable debt securities**	37,049	38,053	(1,004)	(2.6)
Subordinated debt**	293	964	(671)	(69.6)
Insurance liabilities	1,425	517	908	175.6
Due to credit institutions**	85,297	83,490	1,806	2.2
Other liabilities	92,636	87,822	4,814	5.5
Shareholders’ equity***	31,282	30,404	878	2.9

Other customer funds under management	43,391	45,809	(2,417)	(5.3)

Mutual funds	27,080	31,038	(3,959)	(12.8)
Pension funds	10,076	9,645	431	4.5
Managed portfolios	6,236	5,126	1,110	21.6
Savings-insurance policies	—	—	—	—

Customer funds under management	339,424	332,409	7,016	2.1

** Including all on-balance sheet balances for this item *** Not including profit of the year

Ratios (%) and other data
ROE	7.36	7.66	(0.30 p. )
Efficiency ratio (with amortisations)	45.5	47.1	(1.7 p. )
NPL ratio	6.25	5.18	1.07 p.
NPL coverage	72.5	55.8	16.7 p.
Number of employees (direct & indirect)	58,074	58,864	(790)	(1.3)
Number of branches	6,437	6,608	(171)	(2.6)

Continental Europe

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	2,042	2,338	2,253	2,243	2,296	2,434	2,396	2,343

Net fees	939	1,014	990	830	921	958	890	857
Gains (losses) on financial transactions	235	8	(28)	17	335	(34)	57	103
Other operating income*	68	179	56	95	45	188	19	48

Gross income	3,284	3,539	3,270	3,185	3,597	3,546	3,362	3,351

Operating expenses	(1,459)	(1,603)	(1,588)	(1,611)	(1,578)	(1,567)	(1,581)	(1,575)
General administrative expenses	(1,316)	(1,448)	(1,435)	(1,461)	(1,419)	(1,407)	(1,412)	(1,400)
Personnel	(827)	(914)	(895)	(895)	(879)	(880)	(885)	(851)
Other general administrative expenses	(489)	(534)	(540)	(566)	(540)	(527)	(527)	(549)
Depreciation and amortisation	(142)	(154)	(153)	(150)	(159)	(160)	(170)	(175)

Net operating income	1,826	1,936	1,682	1,574	2,019	1,979	1,781	1,776

Net loan-loss provisions	(496)	(866)	(946)	(1,105)	(1,085)	(1,071)	(872)	(1,095)
Other income	(111)	(109)	(159)	(129)	(157)	(25)	(108)	(37)

Profit before taxes	1,218	961	578	340	777	883	801	643

Tax on profit	(311)	(237)	(122)	(47)	(176)	(228)	(180)	(151)

Profit from continuing operations	907	724	456	293	601	656	620	492

Net profit from discontinued operations	(6)	(0)	3	(22)	1	(4)	1	(5)

Consolidated profit	901	724	459	272	602	652	621	488

Minority interests	23	24	16	6	18	25	19	(4)

Attributable profit to the Group	878	700	443	266	584	627	602	491

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans**	303,460	312,420	307,510	305,391	301,654	302,519	292,050	285,147
Trading portfolio (w/o loans)	51,350	58,043	77,731	78,802	78,600	84,528	87,708	87,451
Available-for-sale financial assets	22,240	24,553	21,293	24,640	29,433	26,830	24,462	21,595
Due from credit institutions**	63,415	57,677	50,813	48,491	49,609	50,740	53,190	54,889
Intangible assets and property and equipment	4,904	5,250	5,078	5,029	5,821	5,710	5,644	5,856
Other assets	18,362	20,727	22,125	26,480	27,005	23,793	22,645	51,735

Total assets/liabilities & shareholders’ equity	463,731	478,669	484,551	488,833	492,122	494,121	485,700	506,673

Customer deposits**	260,719	259,448	255,020	247,582	252,781	247,172	242,533	258,691
Marketable debt securities**	40,280	37,011	34,617	38,053	39,869	38,532	37,692	37,049
Subordinated debt**	1,218	1,350	984	964	909	401	305	293
Insurance liabilities	1,021	965	930	517	717	425	1,129	1,425
Due to credit institutions**	64,213	69,996	70,616	83,490	81,429	74,689	76,206	85,297
Other liabilities	66,975	79,201	92,163	87,822	84,631	101,521	96,848	92,636
Shareholders’ equity***	29,305	30,698	30,222	30,404	31,786	31,381	30,985	31,282

Other customer funds under management	51,296	52,169	47,548	45,809	46,320	42,375	42,945	43,391

Mutual funds	35,025	35,407	32,377	31,038	31,160	27,560	27,529	27,080
Pension funds	10,916	10,744	9,893	9,645	9,765	9,436	9,699	10,076
Managed portfolios	5,354	6,019	5,278	5,126	5,395	5,378	5,717	6,236
Savings-insurance policies	—	—	—	—	—	—	—	—

Customer funds under management	353,512	349,978	338,168	332,409	339,879	328,480	323,475	339,424

** Including all on-balance sheet balances for this item *** Not including profit of the year

Other information
NPL ratio	4.53	4.76	5.04	5.18	5.42	5.68	6.01	6.25
NPL coverage	62.3	61.0	57.7	55.8	55.0	60.1	69.2	72.5

Santander Branch Network

EUR million

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	3,564	3,235	329	10.2

Net fees	1,116	1,099	17	1.5
Gains (losses) on financial transactions	100	108	(8)	(7.4)
Other operating income*	(148)	(41)	(107)	258.1

Gross income	4,631	4,400	231	5.2

Operating expenses	(2,049)	(2,047)	(2)	0.1
General administrative expenses	(1,900)	(1,895)	(5)	0.3
Personnel	(1,212)	(1,233)	21	(1.7)
Other general administrative expenses	(688)	(662)	(26)	3.9
Depreciation and amortisation	(149)	(153)	3	(2.3)

Net operating income	2,582	2,353	229	9.7

Net loan-loss provisions	(1,549)	(1,437)	(112)	7.8
Other income	(62)	(11)	(50)	444.0

Profit before taxes	972	905	67	7.4

Tax on profit	(262)	(244)	(18)	7.4

Profit from continuing operations	709	660	49	7.4

Net profit from discontinued operations	—	—	—	—

Consolidated profit	709	660	49	7.4

Minority interests	0	1	(0)	(39.1)

Attributable profit to the Group	709	660	49	7.4

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.12	31.12.11	Amount	%
Balance sheet
Customer loans**	95,134	102,643	(7,508)	(7.3)
Trading portfolio (w/o loans)	—	—	—	—
Available-for-sale financial assets	—	—	—	—
Due from credit institutions**	15	104	(90)	(86.0)
Intangible assets and property and equipment	1,201	1,201	(0)	(0.0)
Other assets	17,072	1,829	15,244	833.6

Total assets/liabilities & shareholders’ equity	113,422	105,776	7,645	7.2

Customer deposits**	95,986	78,864	17,122	21.7
Marketable debt securities**	7,893	4,965	2,928	59.0
Subordinated debt**	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions**	593	543	51	9.3
Other liabilities	2,515	14,780	(12,264)	(83.0)
Shareholders’ equity***	6,435	6,625	(191)	(2.9)

Other customer funds under management	23,334	23,640	(307)	(1.3)

Mutual funds	14,346	16,158	(1,812)	(11.2)
Pension funds	6,151	5,918	233	3.9
Managed portfolios	—	—	—	—
Savings-insurance policies	2,837	1,564	1,272	81.3

Customer funds under management	127,212	107,469	19,743	18.4

** Including all on-balance sheet balances for this item *** Not including profit of the year

Ratios (%) and other data
ROE	10.99	9.63	1.36 p.
Efficiency ratio (with amortisations)	44.2	46.5	(2.3 p. )
NPL ratio	9.65	8.47	1.18 p.
NPL coverage	67.5	39.9	27.6 p.
Number of employees (direct & indirect)	17,880	17,967	(87)	(0.5)
Number of branches	2,894	2,915	(21)	(0.7)

Santander Branch Network

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	780	853	824	778	837	933	902	892

Net fees	292	283	270	253	279	286	276	275
Gains (losses) on financial transactions	37	27	15	29	35	31	18	16
Other operating income*	(10)	(12)	(9)	(10)	(33)	(32)	(39)	(44)

Gross income	1,100	1,151	1,100	1,050	1,118	1,217	1,157	1,139

Operating expenses	(512)	(512)	(512)	(512)	(512)	(510)	(511)	(516)
General administrative expenses	(474)	(473)	(474)	(474)	(475)	(473)	(474)	(478)
Personnel	(310)	(310)	(310)	(303)	(305)	(303)	(304)	(300)
Other general administrative expenses	(164)	(163)	(164)	(170)	(170)	(169)	(170)	(179)
Depreciation and amortisation	(38)	(39)	(38)	(38)	(37)	(37)	(37)	(38)

Net operating income	588	639	588	538	606	707	646	623

Net loan-loss provisions	(184)	(339)	(447)	(467)	(483)	(438)	(282)	(346)
Other income	(27)	10	(3)	9	(21)	(33)	0	(8)

Profit before taxes	376	310	139	80	102	237	364	269

Tax on profit	(101)	(84)	(37)	(22)	(28)	(64)	(98)	(73)

Profit from continuing operations	274	227	101	58	75	173	266	196

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	274	227	101	58	75	173	266	196

Minority interests	0	0	(0)	0	0	0	0	(0)

Attributable profit to the Group	274	226	101	58	75	173	266	196

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans**	110,051	107,312	104,671	102,643	100,487	102,163	98,665	95,134
Trading portfolio (w/o loans)	—	—	—	—	—	—	—	—
Available-for-sale financial assets	—	—	—	—	—	—	—	—
Due from credit institutions**	214	185	137	104	59	44	29	15
Intangible assets and property and equipment	1,201	1,201	1,201	1,201	1,201	1,201	1,201	1,201
Other assets	411	1,692	1,785	1,829	1,657	1,674	1,681	17,072

Total assets/liabilities & shareholders’ equity	111,878	110,390	107,794	105,776	103,404	105,082	101,576	113,422

Customer deposits**	84,656	80,037	81,063	78,864	80,355	84,679	85,295	95,986
Marketable debt securities**	—	—	—	4,965	6,344	7,252	9,128	7,893
Subordinated debt**	—	—	—	—	—	—	—	—
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions**	323	355	524	543	650	657	666	593
Other liabilities	20,002	22,954	19,526	14,780	9,597	6,025	165	2,515
Shareholders’ equity***	6,897	7,043	6,681	6,625	6,459	6,469	6,322	6,435

Other customer funds under management	25,478	25,171	23,883	23,640	23,838	22,971	23,449	23,334

Mutual funds	18,558	17,654	16,712	16,158	15,819	14,984	14,892	14,346
Pension funds	6,225	6,141	5,628	5,918	6,049	5,809	6,027	6,151
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	696	1,376	1,543	1,564	1,970	2,178	2,530	2,837

Customer funds under management	110,134	105,208	104,946	107,469	110,537	114,903	117,872	127,212

** Including all on-balance sheet balances for this item
*** Not including profit of the year

Other information
NPL ratio	5.99	6.73	7.70	8.47	8.90	9.16	9.56	9.65
NPL coverage	50.2	46.7	41.2	39.9	40.1	48.6	61.6	67.5

Spread	1.95	2.53	2.68	2.54	2.70	2.87	3.09	2.86

Spread loans	1.90	1.97	2.03	2.01	2.19	2.42	2.62	2.66
Spread deposits	0.05	0.56	0.65	0.53	0.51	0.45	0.47	0.20

Banesto

EUR million

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	1,454	1,351	103	7.6

Net fees	596	616	(20)	(3.3)
Gains (losses) on financial transactions	228	98	130	132.4
Other operating income*	(12)	47	(59)	—

Gross income	2,266	2,113	153	7.3

Operating expenses	(999)	(1,001)	2	(0.2)
General administrative expenses	(871)	(878)	7	(0.8)
Personnel	(630)	(636)	6	(0.9)
Other general administrative expenses	(241)	(242)	1	(0.6)
Depreciation and amortisation	(128)	(123)	(5)	4.3

Net operating income	1,267	1,112	155	14.0

Net loan-loss provisions	(943)	(661)	(282)	42.7
Other income	(175)	(251)	75	(30.0)

Profit before taxes	148	200	(52)	(25.8)

Tax on profit	(45)	(46)	2	(3.4)

Profit from continuing operations	104	154	(50)	(32.5)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	104	154	(50)	(32.5)

Minority interests	10	24	(13)	(56.5)

Attributable profit to the Group	94	130	(37)	(28.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.12	31.12.11	Amount	%
Balance sheet
Customer loans**	61,665	68,850	(7,185)	(10.4)
Trading portfolio (w/o loans)	8,432	7,869	563	7.1
Available-for-sale financial assets	6,172	8,333	(2,161)	(25.9)
Due from credit institutions**	14,971	9,637	5,334	55.4
Intangible assets and property and equipment	1,131	1,328	(197)	(14.8)
Other assets	9,838	10,215	(377)	(3.7)

Total assets/liabilities & shareholders’ equity	102,209	106,232	(4,023)	(3.8)

Customer deposits**	48,257	50,755	(2,498)	(4.9)
Marketable debt securities**	19,698	22,531	(2,833)	(12.6)
Subordinated debt**	175	784	(609)	(77.7)
Insurance liabilities	—	—	—	—
Due to credit institutions**	18,605	16,591	2,014	12.1
Other liabilities	10,728	10,870	(142)	(1.3)
Shareholders’ equity***	4,747	4,702	45	1.0

Other customer funds under management	8,102	8,375	(273)	(3.3)

Mutual funds	4,129	4,440	(312)	(7.0)
Pension funds	1,258	1,237	20	1.6
Managed portfolios	91	109	(18)	(16.3)
Savings-insurance policies	2,624	2,588	36	1.4

Customer funds under management	76,231	82,444	(6,213)	(7.5)

** Including all on-balance sheet balances for this item
*** Not including profit of the year

Ratios (%) and other data
ROE	1.96	2.78	(0.82 p. )
Efficiency ratio (with amortisations)	44.1	47.4	(3.3 p. )
NPL ratio	6.28	5.01	1.27 p.
NPL coverage	71.3	53.1	18.2 p.
Number of employees (direct & indirect)	9,136	9,450	(314)	(3.3)
Number of branches	1,647	1,714	(67)	(3.9)

Banesto

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	321	358	351	321	353	379	365	358

Net fees	155	155	152	154	153	151	146	146
Gains (losses) on financial transactions	41	41	20	(5)	87	39	25	78
Other operating income*	9	24	6	8	(3)	(2)	1	(8)

Gross income	527	578	529	479	589	567	536	574

Operating expenses	(254)	(254)	(250)	(244)	(254)	(249)	(247)	(249)
General administrative expenses	(223)	(222)	(218)	(215)	(222)	(219)	(213)	(217)
Personnel	(163)	(162)	(161)	(149)	(162)	(159)	(158)	(151)
Other general administrative expenses	(60)	(60)	(58)	(65)	(60)	(59)	(55)	(67)
Depreciation and amortisation	(31)	(32)	(31)	(29)	(32)	(31)	(34)	(32)

Net operating income	273	324	280	235	335	318	290	325

Net loan-loss provisions	(102)	(173)	(187)	(200)	(206)	(259)	(165)	(313)
Other income	(16)	(60)	(60)	(114)	(90)	38	(111)	(13)

Profit before taxes	155	91	33	(79)	39	96	14	(1)

Tax on profit	(38)	(12)	(11)	15	7	(44)	25	(32)

Profit from continuing operations	117	79	22	(63)	46	53	38	(33)

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	117	79	22	(63)	46	53	38	(33)

Minority interests	16	12	(0)	(4)	5	11	6	(12)

Attributable profit to the Group	101	67	22	(59)	41	41	32	(21)

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans**	73,326	71,825	69,245	68,850	67,196	64,571	63,307	61,665
Trading portfolio (w/o loans)	5,979	5,572	7,699	7,869	8,071	8,281	8,558	8,432
Available-for-sale financial assets	9,328	9,189	7,206	8,333	10,325	9,487	7,166	6,172
Due from credit institutions**	16,597	10,845	10,286	9,637	11,064	10,121	11,051	14,971
Intangible assets and property and equipment	1,360	1,356	1,356	1,328	1,379	1,297	1,244	1,131
Other assets	5,834	6,172	5,989	10,215	11,116	8,893	7,857	9,838

Total assets/liabilities & shareholders’ equity	112,426	104,959	101,780	106,232	109,152	102,649	99,184	102,209

Customer deposits**	59,660	54,047	51,385	50,755	53,875	49,992	49,571	48,257
Marketable debt securities**	27,135	26,303	24,608	22,531	22,947	22,037	20,032	19,698
Subordinated debt**	787	785	790	784	735	221	177	175
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions**	10,822	9,961	9,319	16,591	15,926	14,539	13,494	18,605
Other liabilities	9,305	9,158	10,969	10,870	10,875	11,081	11,140	10,728
Shareholders’ equity***	4,717	4,704	4,709	4,702	4,793	4,780	4,770	4,747

Other customer funds under management	9,303	8,933	8,687	8,375	8,308	8,060	8,124	8,102

Mutual funds	5,279	4,902	4,688	4,440	4,357	4,162	4,222	4,129
Pension funds	1,344	1,321	1,229	1,237	1,240	1,192	1,223	1,258
Managed portfolios	114	118	114	109	110	91	87	91
Savings-insurance policies	2,566	2,592	2,656	2,588	2,601	2,615	2,591	2,624

Customer funds under management	96,884	90,069	85,470	82,444	85,865	80,310	77,904	76,231

** Including all on-balance sheet balances for this item
*** Not including profit of the year

Other information
NPL ratio	4.31	4.54	4.69	5.01	5.07	5.27	5.74	6.28
NPL coverage	52.4	51.5	53.2	53.1	50.9	53.7	68.2	71.3

Spread	1.67	2.20	2.54	2.52	2.66	2.49	2.39	1.98

Spread loans	2.03	2.08	2.12	2.16	2.33	2.31	2.30	2.37
Spread deposits	(0.36)	0.12	0.42	0.36	0.33	0.18	0.09	(0.39)

Portugal

EUR million

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	570	592	(22)	(3.8)

Net fees	328	345	(16)	(4.8)
Gains (losses) on financial transactions	109	14	94	662.6
Other operating income*	30	21	9	43.5

Gross income	1,037	972	65	6.7

Operating expenses	(504)	(529)	25	(4.8)
General administrative expenses	(433)	(460)	27	(5.8)
Personnel	(301)	(317)	15	(4.8)
Other general administrative expenses	(132)	(143)	11	(8.0)
Depreciation and amortisation	(71)	(69)	(1)	1.7

Net operating income	533	443	90	20.4

Net loan-loss provisions	(393)	(206)	(187)	90.5
Other income	(11)	(50)	39	(78.4)

Profit before taxes	130	187	(57)	(30.5)

Tax on profit	(6)	(13)	7	(56.1)

Profit from continuing operations	124	174	(50)	(28.7)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	124	174	(50)	(28.7)

Minority interests	0	0	0	—

Attributable profit to the Group	124	174	(50)	(28.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.12	31.12.11	Amount	%
Balance sheet
Customer loans**	25,960	28,403	(2,444)	(8.6)
Trading portfolio (w/o loans)	1,947	1,617	330	20.4
Available-for-sale financial assets	4,023	4,496	(473)	(10.5)
Due from credit institutions**	3,527	2,467	1,060	43.0
Intangible assets and property and equipment	382	452	(69)	(15.4)
Other assets	6,400	7,120	(720)	(10.1)

Total assets/liabilities & shareholders’ equity	42,240	44,555	(2,316)	(5.2)

Customer deposits**	23,971	23,465	506	2.2
Marketable debt securities**	3,492	5,037	(1,545)	(30.7)
Subordinated debt**	0	(0)	0	—
Insurance liabilities	87	70	17	23.7
Due to credit institutions**	11,719	13,395	(1,675)	(12.5)
Other liabilities	549	31	518	—
Shareholders’ equity***	2,421	2,557	(137)	(5.3)

Other customer funds under management	2,421	2,686	(265)	(9.9)

Mutual funds	1,544	1,866	(322)	(17.3)
Pension funds	787	760	27	3.5
Managed portfolios	90	59	31	52.6
Savings-insurance policies	—	—	—	—

Customer funds under management	29,884	31,188	(1,304)	(4.2)

** Including all on-balance sheet balances for this item *** Not including profit of the year

Ratios (%) and other data
ROE	4.92	7.00	(2.08 p. )
Efficiency ratio (with amortisations)	48.6	54.4	(5.9 p. )
NPL ratio	6.56	4.06	2.50 p.
NPL coverage	53.1	54.9	(1.8 p. )
Number of employees (direct & indirect)	5,709	5,854	(145)	(2.5)
Number of branches	667	716	(49)	(6.8)

Portugal

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	165	155	137	136	147	152	147	122

Net fees	101	82	87	75	90	91	77	70
Gains (losses) on financial transactions	8	0	(1)	8	70	7	32	(0)
Other operating income*	8	6	2	5	10	17	1	2

Gross income	282	243	225	223	318	267	258	195

Operating expenses	(131)	(131)	(132)	(136)	(126)	(125)	(125)	(127)
General administrative expenses	(114)	(114)	(114)	(118)	(108)	(108)	(108)	(110)
Personnel	(79)	(79)	(79)	(80)	(75)	(75)	(75)	(75)
Other general administrative expenses	(35)	(35)	(35)	(38)	(32)	(32)	(33)	(34)
Depreciation and amortisation	(17)	(17)	(18)	(18)	(18)	(18)	(17)	(18)

Net operating income	151	112	93	88	192	142	132	68

Net loan-loss provisions	(32)	(40)	(50)	(84)	(131)	(91)	(106)	(65)
Other income	(9)	(14)	(45)	18	(16)	(5)	6	4

Profit before taxes	110	57	(2)	22	45	45	32	7

Tax on profit	(19)	(17)	(0)	23	(12)	(7)	(5)	19

Profit from continuing operations	91	41	(2)	45	33	38	27	27

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	91	41	(2)	45	33	38	27	27

Minority interests	0	(0)	(0)	0	(0)	0	0	(0)

Attributable profit to the Group	90	41	(2)	45	33	38	27	27

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans**	29,744	29,212	28,945	28,403	27,808	27,289	26,759	25,960
Trading portfolio (w/o loans)	1,411	1,263	1,575	1,617	1,672	1,789	1,894	1,947
Available-for-sale financial assets	4,584	4,158	4,172	4,496	5,295	5,511	5,736	4,023
Due from credit institutions**	3,932	2,119	2,164	2,467	2,200	2,368	3,695	3,527
Intangible assets and property and equipment	472	467	460	452	439	418	399	382
Other assets	6,656	6,859	6,569	7,120	6,580	6,389	5,804	6,400

Total assets/liabilities & shareholders’ equity	46,798	44,078	43,884	44,555	43,993	43,765	44,286	42,240

Customer deposits**	21,929	22,228	22,812	23,465	23,321	23,772	23,877	23,971
Marketable debt securities**	7,122	5,365	5,170	5,037	4,734	3,892	3,759	3,492
Subordinated debt**	0	9	22	(0)	(0)	0	0	0
Insurance liabilities	83	81	75	70	70	67	77	87
Due to credit institutions**	14,208	13,248	13,079	13,395	13,197	13,324	13,501	11,719
Other liabilities	843	630	183	31	100	175	613	549
Shareholders’ equity***	2,613	2,516	2,543	2,557	2,571	2,534	2,459	2,421

Other customer funds under management	4,500	4,155	3,213	2,686	2,654	2,266	2,440	2,421

Mutual funds	3,051	2,755	2,159	1,866	1,809	1,441	1,611	1,544
Pension funds	1,314	1,266	983	760	782	757	764	787
Managed portfolios	135	133	72	59	63	69	65	90
Savings-insurance policies	—	—	—	—	—	—	—	—

Customer funds under management	33,551	31,757	31,218	31,188	30,708	29,930	30,076	29,884

** Including all on-balance sheet balances for this item *** Not including profit of the year

Other information
NPL ratio	3.03	3.25	3.78	4.06	4.59	5.42	6.16	6.56
NPL coverage	61.9	61.5	53.3	54.9	57.6	53.4	51.7	53.1

Spread	2.08	1.75	1.68	1.45	1.43	1.43	1.34	1.23

Spread loans	1.96	2.06	2.15	2.23	2.34	2.39	2.47	2.47
Spread deposits	0.12	(0.31)	(0.47)	(0.78)	(0.91)	(0.96)	(1.13)	(1.24)

Santander Consumer Finance

EUR million

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	2,389	2,372	17	0.7

Net fees	777	851	(73)	(8.6)
Gains (losses) on financial transactions	(15)	(13)	(2)	13.3
Other operating income*	(10)	3	(14)	—

Gross income	3,141	3,213	(72)	(2.2)

Operating expenses	(1,378)	(1,326)	(53)	4.0
General administrative expenses	(1,213)	(1,204)	(8)	0.7
Personnel	(622)	(590)	(33)	5.6
Other general administrative expenses	(590)	(615)	25	(4.0)
Depreciation and amortisation	(165)	(121)	(44)	36.6

Net operating income	1,763	1,887	(124)	(6.6)

Net loan-loss provisions	(753)	(853)	100	(11.7)
Other income	(40)	(139)	99	(71.0)

Profit before taxes	970	895	74	8.3

Tax on profit	(202)	(173)	(29)	16.9

Profit from continuing operations	768	722	45	6.3

Net profit from discontinued operations	(7)	(24)	17	(71.6)

Consolidated profit	761	698	63	9.0

Minority interests	34	32	3	8.0

Attributable profit to the Group	727	666	60	9.0

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.12	31.12.11	Amount	%
Balance sheet
Customer loans**	56,683	56,731	(48)	(0.1)
Trading portfolio (w/o loans)	1,339	1,335	4	0.3
Available-for-sale financial assets	228	205	23	11.0
Due from credit institutions**	11,502	10,876	625	5.7
Intangible assets and property and equipment	999	784	215	27.4
Other assets	3,295	2,899	395	13.6

Total assets/liabilities & shareholders’ equity	74,045	72,831	1,214	1.7

Customer deposits**	31,892	33,198	(1,306)	(3.9)
Marketable debt securities**	6,083	5,410	672	12.4
Subordinated debt**	10	75	(65)	(86.4)
Insurance liabilities	—	—	—	—
Due to credit institutions**	20,504	18,912	1,592	8.4
Other liabilities	4,506	5,395	(889)	(16.5)
Shareholders’ equity***	11,050	9,840	1,210	12.3

Other customer funds under management	6	6	(0)	(4.3)

Mutual funds	2	2	(0)	(6.4)
Pension funds	4	4	(0)	(3.1)
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	37,991	38,689	(699)	(1.8)

** Including all on-balance sheet balances for this item *** Not including profit of the year

Ratios (%) and other data
ROE	6.70	7.02	(0.32 p. )
Efficiency ratio (with amortisations)	43.9	41.3	2.6 p.
NPL ratio	3.90	3.97	(0.07 p. )
NPL coverage	109.5	109.3	0.2 p.
Number of employees (direct & indirect)	12,279	11,896	383	3.2
Number of branches	629	647	(18)	(2.8)

Santander Consumer Finance

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	582	600	591	598	611	580	594	604

Net fees	210	228	234	179	204	198	196	180
Gains (losses) on financial transactions	(1)	0	(1)	(11)	(5)	2	(8)	(4)
Other operating income*	2	5	(6)	2	0	1	(2)	(9)

Gross income	793	833	818	769	810	782	780	770

Operating expenses	(308)	(327)	(331)	(360)	(337)	(336)	(346)	(359)
General administrative expenses	(279)	(298)	(301)	(327)	(302)	(299)	(305)	(307)
Personnel	(137)	(150)	(150)	(152)	(149)	(155)	(159)	(159)
Other general administrative expenses	(141)	(147)	(151)	(175)	(153)	(144)	(146)	(148)
Depreciation and amortisation	(29)	(29)	(30)	(34)	(35)	(37)	(41)	(52)

Net operating income	486	506	487	408	473	446	434	411

Net loan-loss provisions	(192)	(203)	(220)	(238)	(176)	(199)	(174)	(204)
Other income	(37)	(46)	(14)	(41)	(18)	(6)	(17)	1

Profit before taxes	256	258	253	129	278	241	243	208

Tax on profit	(60)	(65)	(44)	(4)	(62)	(51)	(54)	(36)

Profit from continuing operations	196	193	208	125	216	190	189	172

Net profit from discontinued operations	(6)	(0)	3	(22)	1	(4)	1	(5)

Consolidated profit	190	193	212	103	217	186	190	167

Minority interests	7	7	10	7	10	10	9	5

Attributable profit to the Group	183	186	201	96	206	176	181	163

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans**	56,524	57,052	56,486	56,731	56,306	56,834	56,822	56,683
Trading portfolio (w/o loans)	968	1,401	1,480	1,335	1,186	1,431	1,520	1,339
Available-for-sale financial assets	317	330	226	205	1,174	775	329	228
Due from credit institutions**	6,927	7,557	7,565	10,876	9,149	9,321	12,156	11,502
Intangible assets and property and equipment	808	873	755	784	842	852	927	999
Other assets	2,234	2,467	3,276	2,899	2,792	2,513	2,560	3,295

Total assets/liabilities & shareholders’ equity	67,777	69,680	69,788	72,831	71,449	71,724	74,314	74,045

Customer deposits**	31,618	32,658	34,181	33,198	33,180	32,702	33,087	31,892
Marketable debt securities**	6,020	5,345	4,873	5,410	5,908	5,361	4,747	6,083
Subordinated debt**	425	449	65	75	68	72	19	10
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions**	17,010	17,811	16,640	18,912	17,210	18,646	21,016	20,504
Other liabilities	3,228	3,825	4,466	5,395	3,909	4,062	4,571	4,506
Shareholders’ equity***	9,476	9,592	9,564	9,840	11,173	10,882	10,874	11,050

Other customer funds under management	7	7	6	6	6	6	6	6

Mutual funds	3	2	2	2	2	2	2	2
Pension funds	4	4	4	4	4	4	4	4
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—	—

Customer funds under management	38,070	38,459	39,125	38,689	39,163	38,140	37,859	37,991

** Including all on-balance sheet balances for this item *** Not including profit of the year

Other information
NPL ratio	4.99	4.74	4.50	3.97	4.05	3.88	3.96	3.90
NPL coverage	98.2	103.0	105.4	109.3	108.3	110.7	109.7	109.5

Spread loans	4.83	4.43	4.48	4.57	4.51	4.57	4.67	4.73

Retail Poland (BZ WBK)

EUR million

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	541	371	170	45.8

Net fees	331	248	83	33.7
Gains (losses) on financial transactions	79	58	21	36.7
Other operating income*	16	13	3	20.2

Gross income	967	690	277	40.2

Operating expenses	(424)	(324)	(100)	30.9
General administrative expenses	(390)	(298)	(92)	30.9
Personnel	(233)	(179)	(54)	29.9
Other general administrative expenses	(157)	(119)	(39)	32.5
Depreciation and amortisation	(34)	(26)	(8)	30.3

Net operating income	543	366	177	48.4

Net loan-loss provisions	(112)	(60)	(52)	87.5
Other income	(1)	(3)	2	(72.1)

Profit before taxes	430	303	127	41.9

Tax on profit	(87)	(63)	(25)	39.3

Profit from continuing operations	342	240	102	42.5

Net profit from discontinued operations	—	—	—	—

Consolidated profit	342	240	102	42.5

Minority interests	13	8	5	59.4

Attributable profit to the Group	330	232	97	42.0

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.12	31.12.11	Amount	%
Balance sheet
Customer loans**	9,732	8,479	1,253	14.8
Trading portfolio (w/o loans)	175	1,304	(1,129)	(86.6)
Available-for-sale financial assets	2,876	2,617	259	9.9
Due from credit institutions**	394	309	86	27.7
Intangible assets and property and equipment	146	183	(37)	(20.1)
Other assets	1,527	645	882	136.7

Total assets/liabilities & shareholders’ equity	14,850	13,536	1,314	9.7

Customer deposits**	11,217	10,359	858	8.3
Marketable debt securities**	—	—	—	—
Subordinated debt**	100	99	1	1.5
Insurance liabilities	—	—	—	—
Due to credit institutions**	478	1,163	(685)	(58.9)
Other liabilities	1,259	703	556	79.1
Shareholders’ equity***	1,796	1,213	583	48.1

Other customer funds under management	2,594	1,926	668	34.7

Mutual funds	2,443	1,747	696	39.8
Pension funds	—	—	—	—
Managed portfolios	150	179	(28)	(15.9)
Savings-insurance policies	—	—	—	—

Customer funds under management	13,911	12,383	1,528	12.3

** Including all on-balance sheet balances for this item *** Not including profit of the year

Ratios (%) and other data
ROE	18.97	17.93	1.04 p.
Efficiency ratio (with amortisations)	43.9	47.0	(3.1 p. )
NPL ratio	4.72	4.89	(0.17 p. )
NPL coverage	68.3	65.2	3.1 p.
Number of employees (direct & indirect)	8,849	9,383	(534)	(5.7)
Number of branches	519	526	(7)	(1.3)

Retail Poland (BZ WBK)

EUR million

	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	122	122	127	129	134	139	140

Net fees	88	83	76	78	80	84	89
Gains (losses) on financial transactions	20	26	12	10	16	13	41
Other operating income*	18	(2)	(2)	1	13	1	0

Gross income	248	229	213	218	243	237	270

Operating expenses	(114)	(103)	(108)	(105)	(104)	(106)	(110)
General administrative expenses	(105)	(94)	(99)	(96)	(96)	(98)	(101)
Personnel	(61)	(58)	(61)	(57)	(57)	(57)	(62)
Other general administrative expenses	(44)	(36)	(38)	(39)	(39)	(40)	(40)
Depreciation and amortisation	(9)	(9)	(9)	(9)	(8)	(9)	(8)

Net operating income	134	126	105	114	139	130	160

Net loan-loss provisions	(16)	(23)	(21)	(20)	(32)	(27)	(33)
Other income	(0)	(1)	(1)	2	(0)	0	(3)

Profit before taxes	118	101	83	96	106	103	124

Tax on profit	(21)	(21)	(21)	(21)	(20)	(21)	(26)

Profit from continuing operations	98	81	62	75	87	82	99

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	98	81	62	75	87	82	99

Minority interests	4	2	2	2	3	3	5

Attributable profit to the Group	94	78	60	73	84	79	94

*	Including dividends, income from equity-accounted method and other operating income/expenses

	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans**	8,659	8,219	8,479	9,106	9,191	9,659	9,732
Trading portfolio (w/o loans)	920	985	1,304	769	871	399	175
Available-for-sale financial assets	3,142	2,639	2,617	2,832	2,634	2,998	2,876
Due from credit institutions**	214	410	309	368	549	423	394
Intangible assets and property and equipment	302	261	183	187	175	140	146
Other assets	823	978	645	1,100	698	1,059	1,527

Total assets/liabilities & shareholders’ equity	14,061	13,491	13,536	14,363	14,119	14,678	14,850

Customer deposits**	10,217	9,936	10,359	10,028	10,463	11,035	11,217
Marketable debt securities**	—	—	—	—	—	—	—
Subordinated debt**	100	100	99	100	100	100	100
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions**	1,800	1,617	1,163	1,690	1,109	713	478
Other liabilities	595	614	703	677	773	1,048	1,259
Shareholders’ equity***	1,349	1,224	1,213	1,867	1,673	1,782	1,796

Other customer funds under management	2,739	2,091	1,926	2,248	2,232	2,345	2,594

Mutual funds	2,443	1,888	1,747	2,059	2,059	2,188	2,443
Pension funds	—	—	—	—	—	—	—
Managed portfolios	296	203	179	188	173	157	150
Savings-insurance policies	—	—	—	—	—	—	—

Customer funds under management	13,055	12,127	12,383	12,376	12,796	13,480	13,911

** Including all on-balance sheet balances for this item
*** Not including profit of the year

Other information
NPL ratio	6.43	6.26	4.89	4.74	4.93	4.69	4.72
NPL coverage	66.7	68.8	65.2	66.3	62.1	64.0	68.3

Retail Poland (BZ WBK)

PLN million

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	2,263	1,526	737	48.3

Net fees	1,385	1,018	367	36.0
Gains (losses) on financial transactions	332	239	93	39.1
Other operating income*	66	54	12	22.3

Gross income	4,045	2,836	1,209	42.6

Operating expenses	(1,775)	(1,333)	(442)	33.2
General administrative expenses	(1,632)	(1,225)	(407)	33.2
Personnel	(974)	(737)	(237)	32.1
Other general administrative expenses	(659)	(488)	(170)	34.8
Depreciation and amortisation	(143)	(108)	(35)	32.6

Net operating income	2,270	1,503	767	51.0

Net loan-loss provisions	(470)	(246)	(224)	90.8
Other income	(3)	(12)	8	(71.6)

Profit before taxes	1,797	1,245	552	44.3

Tax on profit	(365)	(258)	(108)	41.7

Profit from continuing operations	1,432	987	444	45.0

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,432	987	444	45.0

Minority interests	52	32	20	62.2

Attributable profit to the Group	1,379	955	424	44.4

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.12	31.12.11	Amount	%
Balance sheet
Customer loans**	39,649	37,801	1,848	4.9
Trading portfolio (w/o loans)	711	5,812	(5,101)	(87.8)
Available-for-sale financial assets	11,716	11,665	52	0.4
Due from credit institutions**	1,606	1,376	230	16.7
Intangible assets and property and equipment	596	816	(220)	(27.0)
Other assets	6,222	2,876	3,346	116.3

Total assets/liabilities & shareholders’ equity	60,500	60,345	155	0.3

Customer deposits**	45,698	46,178	(480)	(1.0)
Marketable debt securities**	—	—	—	—
Subordinated debt**	409	441	(32)	(7.3)
Insurance liabilities	—	—	—	—
Due to credit institutions**	1,946	5,183	(3,237)	(62.5)
Other liabilities	5,129	3,134	1,994	63.6
Shareholders’ equity***	7,319	5,409	1,910	35.3

Other customer funds under management	10,566	8,586	1,981	23.1

Mutual funds	9,954	7,789	2,165	27.8
Pension funds	—	—	—	—
Managed portfolios	613	797	(184)	(23.1)
Savings-insurance policies	—	—	—	—

Customer funds under management	56,673	55,205	1,468	2.7

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Retail Poland (BZ WBK)

PLN million

	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	483	499	543	546	569	573	575

Net fees	349	339	330	330	341	349	365
Gains (losses) on financial transactions	78	106	55	41	66	53	171
Other operating income*	71	(8)	(9)	5	55	4	1

Gross income	980	936	919	923	1,032	979	1,111

Operating expenses	(449)	(421)	(463)	(442)	(441)	(440)	(452)
General administrative expenses	(413)	(386)	(426)	(405)	(407)	(403)	(417)
Personnel	(239)	(237)	(261)	(241)	(242)	(237)	(254)
Other general administrative expenses	(174)	(149)	(166)	(164)	(165)	(167)	(163)
Depreciation and amortisation	(36)	(35)	(37)	(37)	(34)	(36)	(35)

Net operating income	531	515	457	481	591	539	660

Net loan-loss provisions	(62)	(95)	(90)	(85)	(137)	(114)	(134)
Other income	(2)	(5)	(5)	8	(0)	1	(13)

Profit before taxes	468	415	362	404	453	427	513

Tax on profit	(82)	(85)	(91)	(88)	(84)	(88)	(106)

Profit from continuing operations	386	330	272	317	369	339	407

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	386	330	272	317	369	339	407

Minority interests	15	9	8	9	11	12	20

Attributable profit to the Group	370	321	264	308	357	327	387

*	Including dividends, income from equity-accounted method and other operating income/expenses

	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans**	34,554	36,204	37,801	37,811	39,052	39,639	39,649
Trading portfolio (w/o loans)	3,671	4,337	5,812	3,193	3,702	1,639	711
Available-for-sale financial assets	12,539	11,624	11,665	11,760	11,191	12,303	11,716
Due from credit institutions**	855	1,806	1,376	1,528	2,333	1,735	1,606
Intangible assets and property and equipment	1,206	1,149	816	776	744	573	596
Other assets	3,285	4,309	2,876	4,569	2,965	4,346	6,222

Total assets/liabilities & shareholders’ equity	56,109	59,429	60,345	59,638	59,987	60,235	60,500

Customer deposits**	40,770	43,769	46,178	41,640	44,457	45,284	45,698
Marketable debt securities**	—	—	—	—	—	—	—
Subordinated debt**	398	441	441	416	426	411	409
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions**	7,182	7,123	5,183	7,017	4,712	2,926	1,946
Other liabilities	2,376	2,705	3,134	2,811	3,285	4,300	5,129
Shareholders’ equity***	5,383	5,392	5,409	7,753	7,108	7,314	7,319

Other customer funds under management	10,928	9,212	8,586	9,332	9,483	9,623	10,566

Mutual funds	9,748	8,316	7,789	8,550	8,749	8,977	9,954
Pension funds	—	—	—	—	—	—	—
Managed portfolios	1,180	896	797	783	734	646	613
Savings-insurance policies	—	—	—	—	—	—	—

Customer funds under management	52,095	53,422	55,205	51,388	54,366	55,318	56,673

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

United Kingdom

EUR million

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	3,560	4,356	(796)	(18.3)

Net fees	1,238	1,079	159	14.7
Gains (losses) on financial transactions	361	405	(45)	(11.0)
Other operating income*	17	26	(9)	(32.9)

Gross income	5,176	5,866	(690)	(11.8)

Operating expenses	(2,741)	(2,596)	(145)	5.6
General administrative expenses	(2,357)	(2,243)	(114)	5.1
Personnel	(1,476)	(1,415)	(61)	4.3
Other general administrative expenses	(881)	(828)	(53)	6.4
Depreciation and amortisation	(385)	(353)	(32)	9.0

Net operating income	2,434	3,270	(835)	(25.5)

Net loan-loss provisions	(832)	(633)	(199)	31.5
Other income	(173)	(966)	793	(82.1)

Ordinary profit before taxes	1,429	1,671	(241)	(14.4)

Tax on profit	(335)	(448)	113	(25.1)

Ordinary profit from continuing operations	1,094	1,223	(129)	(10.5)

Net profit from discontinued operations	—	—	—	—

Ordinary consolidated profit	1,094	1,223	(129)	(10.5)

Minority interests	0	0	0	42.9

Ordinary attributable profit to the Group	1,094	1,223	(129)	(10.5)

Net capital gains and provisions	81	—	81	—

Attributable profit to the Group	1,175	1,223	(48)	(3.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.12	31.12.11	Amount	%
Balance sheet
Customer loans***	250,527	255,699	(5,172)	(2.0)
Trading portfolio (w/o loans)	38,177	41,440	(3,263)	(7.9)
Available-for-sale financial assets	6,718	55	6,663	—
Due from credit institutions***	18,124	16,808	1,315	7.8
Intangible assets and property and equipment	2,561	2,290	272	11.9
Other assets	43,618	39,855	3,764	9.4

Total assets/liabilities & shareholders’ equity	359,726	356,147	3,579	1.0

Customer deposits***	194,452	194,318	134	0.1
Marketable debt securities***	73,919	70,823	3,096	4.4
Subordinated debt***	5,534	8,260	(2,726)	(33.0)
Insurance liabilities	—	—	—	—
Due to credit institutions***	29,253	31,203	(1,950)	(6.2)
Other liabilities	43,416	38,511	4,904	12.7
Shareholders’ equity****	13,152	13,032	120	0.9

Other customer funds under management	13,919	15,744	(1,826)	(11.6)

Mutual funds	13,919	15,744	(1,826)	(11.6)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	287,823	289,145	(1,321)	(0.5)

*** Including all on-balance sheet balances for this item
**** Not including profit of the year

Ratios (%) and other data
ROE**	8.23	9.60	(1.37 p. )
Efficiency ratio (with amortisations)	53.0	44.3	8.7 p.
NPL ratio	2.05	1.84	0.21 p.
NPL coverage	45.4	40.2	5.2 p.
Number of employees (direct & indirect)	26,186	27,505	(1,319)	(4.8)
Number of branches	1,189	1,379	(190)	(13.8)

United Kingdom

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	1,152	1,066	1,058	1,079	959	877	875	849

Net fees	234	296	281	269	292	302	310	334
Gains (losses) on financial transactions	157	130	87	31	111	125	69	55
Other operating income*	6	6	5	9	8	6	(0)	4

Gross income	1,549	1,498	1,431	1,388	1,371	1,310	1,254	1,241

Operating expenses	(661)	(636)	(634)	(665)	(673)	(701)	(703)	(665)
General administrative expenses	(570)	(547)	(545)	(581)	(579)	(610)	(588)	(580)
Personnel	(347)	(332)	(358)	(378)	(360)	(371)	(388)	(357)
Other general administrative expenses	(223)	(215)	(187)	(204)	(220)	(239)	(200)	(223)
Depreciation and amortisation	(91)	(88)	(90)	(84)	(94)	(91)	(115)	(85)

Net operating income	888	863	797	723	698	609	551	576

Net loan-loss provisions	(152)	(143)	(173)	(165)	(215)	(226)	(193)	(198)
Other income	(45)	(879)	(30)	(12)	(67)	(42)	(32)	(33)

Ordinary profit before taxes	691	(160)	594	546	416	342	326	346

Tax on profit	(185)	36	(164)	(134)	(110)	(81)	(69)	(75)

Ordinary profit from continuing operations	505	(124)	429	413	306	260	257	271

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Ordinary consolidated profit	505	(124)	429	413	306	260	257	271

Minority interests	(0)	0	(0)	0	0	0	0	0

Ordinary attributable profit to the Group	505	(124)	429	413	306	260	257	271

Net capital gains and provisions	—	—	—	—	—	—	80	0

Attributable profit to the Group	505	(124)	429	413	306	260	337	271

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans***	232,186	225,599	238,557	255,699	261,070	275,780	271,464	250,527
Trading portfolio (w/o loans)	40,965	46,625	49,693	41,440	36,225	39,740	43,586	38,177
Available-for-sale financial assets	36	48	1,108	55	996	6,012	6,775	6,718
Due from credit institutions***	29,975	26,441	34,134	16,808	17,748	17,087	20,568	18,124
Intangible assets and property and equipment	2,255	2,198	2,238	2,290	2,286	2,423	2,472	2,561
Other assets	47,557	47,332	43,592	39,855	47,962	45,819	46,421	43,618

Total assets/liabilities & shareholders’ equity	352,975	348,243	369,322	356,147	366,287	386,861	391,287	359,726

Customer deposits***	180,382	182,338	187,141	194,318	191,727	211,192	213,508	194,452
Marketable debt securities***	62,944	72,406	70,438	70,823	74,322	80,635	75,963	73,919
Subordinated debt***	7,352	7,283	7,939	8,260	8,086	8,508	5,720	5,534
Insurance liabilities	1	1	—	—	—	—	—	—
Due to credit institutions***	63,159	44,281	50,816	31,203	42,165	33,352	34,700	29,253
Other liabilities	26,458	29,513	40,110	38,511	37,011	39,751	47,873	43,416
Shareholders’ equity****	12,679	12,422	12,877	13,032	12,976	13,423	13,524	13,152

Other customer funds under management	14,204	14,532	14,686	15,744	15,674	16,110	16,243	13,919

Mutual funds	14,204	14,532	14,686	15,744	15,674	16,110	16,243	13,919
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—	—

Customer funds under management	264,882	276,558	280,205	289,145	289,809	316,445	311,433	287,823

*** Including all on-balance sheet balances for this item
**** Not including profit of the year

Other information
NPL ratio	1.73	1.81	1.86	1.84	1.82	1.83	1.94	2.05
NPL coverage	46.9	43.3	42.1	40.2	39.8	39.6	46.7	45.4

Spread (Retail Banking)	1.53	1.48	1.50	1.53	1.55	1.43	1.41	1.46

Spread loans	2.40	2.40	2.46	2.53	2.57	2.61	2.67	2.73
Spread deposits	(0.87)	(0.92)	(0.96)	(1.00)	(1.02)	(1.18)	(1.26)	(1.27)

United Kingdom

£ million

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	2,885	3,778	(893)	(23.6)

Net fees	1,004	936	68	7.2
Gains (losses) on financial transactions	292	351	(59)	(16.8)
Other operating income*	14	23	(8)	(37.3)

Gross income	4,196	5,088	(893)	(17.5)

Operating expenses	(2,222)	(2,252)	30	(1.3)
General administrative expenses	(1,910)	(1,946)	35	(1.8)
Personnel	(1,196)	(1,227)	31	(2.5)
Other general administrative expenses	(714)	(719)	4	(0.6)
Depreciation and amortisation	(312)	(306)	(6)	1.9

Net operating income	1,973	2,837	(863)	(30.4)

Net loan-loss provisions	(674)	(549)	(125)	22.8
Other income	(140)	(838)	698	(83.3)

Ordinary profit before taxes	1,159	1,449	(290)	(20.0)

Tax on profit	(272)	(388)	117	(30.0)

Ordinary profit from continuing operations	887	1,061	(174)	(16.4)

Net profit from discontinued operations	—	—	—	—

Ordinary consolidated profit	887	1,061	(174)	(16.4)

Minority interests	0	0	0	33.5

Ordinary attributable profit to the Group	887	1,061	(174)	(16.4)

Net capital gains and provisions	65	—	65	—

Attributable profit to the Group	952	1,061	(108)	(10.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.12	31.12.11	Amount	%
Balance sheet
Customer loans***	204,455	213,586	(9,131)	(4.3)
Trading portfolio (w/o loans)	31,156	34,615	(3,458)	(10.0)
Available-for-sale financial assets	5,483	46	5,437	—
Due from credit institutions***	14,791	14,040	751	5.3
Intangible assets and property and equipment	2,090	1,913	178	9.3
Other assets	35,597	33,291	2,306	6.9

Total assets/liabilities & shareholders’ equity	293,572	297,490	(3,918)	(1.3)

Customer deposits***	158,692	162,314	(3,621)	(2.2)
Marketable debt securities***	60,325	59,159	1,167	2.0
Subordinated debt***	4,516	6,899	(2,383)	(34.5)
Insurance liabilities	—	—	—	—
Due to credit institutions***	23,873	26,064	(2,191)	(8.4)
Other liabilities	35,432	32,169	3,263	10.1
Shareholders’ equity****	10,733	10,886	(152)	(1.4)

Other customer funds under management	11,359	13,151	(1,792)	(13.6)

Mutual funds	11,359	13,151	(1,792)	(13.6)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	234,893	241,523	(6,630)	(2.7)

***	Including all on-balance sheet balances for this item
****	Not including profit of the year

United Kingdom

£ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	984	942	929	924	800	709	690	685

Net fees	199	260	246	230	244	245	246	270
Gains (losses) on financial transactions	134	115	77	26	93	102	54	44
Other operating income*	5	6	4	8	7	4	(0)	3

Gross income	1,322	1,322	1,256	1,188	1,144	1,060	989	1,002

Operating expenses	(564)	(561)	(557)	(570)	(562)	(568)	(556)	(537)
General administrative expenses	(486)	(483)	(478)	(498)	(483)	(494)	(464)	(468)
Personnel	(297)	(293)	(314)	(324)	(300)	(301)	(307)	(288)
Other general administrative expenses	(190)	(190)	(164)	(174)	(183)	(193)	(157)	(180)
Depreciation and amortisation	(78)	(78)	(79)	(72)	(78)	(73)	(91)	(69)

Net operating income	758	761	700	618	582	492	434	465

Net loan-loss provisions	(129)	(127)	(152)	(141)	(179)	(183)	(152)	(160)
Other income	(39)	(764)	(29)	(7)	(56)	(34)	(25)	(26)

Ordinary profit before taxes	590	(129)	519	470	347	276	257	279

Tax on profit	(158)	28	(144)	(115)	(92)	(65)	(54)	(60)

Ordinary profit from continuing operations	431	(101)	375	355	255	210	202	219

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Ordinary consolidated profit	431	(101)	375	355	255	210	202	219

Minority interests	(0)	0	(0)	0	0	0	0	0

Ordinary attributable profit to the Group	431	(101)	375	355	255	210	202	219

Net capital gains and provisions	—	—	—	—	—	—	65	0

Attributable profit to the Group	431	(101)	375	355	255	210	268	219

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans***	205,183	203,614	206,745	213,586	217,706	222,500	216,642	204,455
Trading portfolio (w/o loans)	36,201	42,081	43,066	34,615	30,208	32,062	34,784	31,156
Available-for-sale financial assets	32	43	960	46	831	4,851	5,407	5,483
Due from credit institutions***	26,489	23,864	29,582	14,040	14,800	13,786	16,415	14,791
Intangible assets and property and equipment	1,993	1,984	1,940	1,913	1,906	1,955	1,973	2,090
Other assets	42,026	42,720	37,779	33,291	39,996	36,967	37,046	35,597

Total assets/liabilities & shareholders’ equity	311,924	314,307	320,073	297,490	305,446	312,119	312,266	293,572

Customer deposits***	159,403	164,569	162,186	162,314	159,881	170,390	170,390	158,692
Marketable debt securities***	55,624	65,350	61,045	59,159	61,977	65,056	60,622	60,325
Subordinated debt***	6,497	6,573	6,881	6,899	6,743	6,864	4,565	4,516
Insurance liabilities	1	1	—	—	—	—	—	—
Due to credit institutions***	55,814	39,966	44,040	26,064	35,161	26,908	27,693	23,873
Other liabilities	23,381	26,637	34,761	32,169	30,863	32,071	38,205	35,432
Shareholders’ equity****	11,204	11,212	11,160	10,886	10,821	10,830	10,792	10,733

Other customer funds under management	12,552	13,116	12,728	13,151	13,070	12,997	12,963	11,359

Mutual funds	12,552	13,116	12,728	13,151	13,070	12,997	12,963	11,359
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—	—

Customer funds under management	234,076	249,608	242,839	241,523	241,672	255,308	248,539	234,893

***	Including all on-balance sheet balances for this item
****	Not including profit of the year

Latin America

EUR million

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	17,881	16,349	1,532	9.4

Net fees	5,097	4,992	105	2.1
Gains (losses) on financial transactions	1,071	1,067	4	0.4
Other operating income*	(115)	(144)	29	(20.2)

Gross income	23,934	22,265	1,670	7.5

Operating expenses	(9,063)	(8,868)	(195)	2.2
General administrative expenses	(8,198)	(7,948)	(250)	3.1
Personnel	(4,617)	(4,448)	(168)	3.8
Other general administrative expenses	(3,581)	(3,500)	(81)	2.3
Depreciation and amortisation	(865)	(920)	55	(6.0)

Net operating income	14,872	13,397	1,475	11.0

Net loan-loss provisions	(7,380)	(5,447)	(1,933)	35.5
Other income	(818)	(1,020)	201	(19.7)

Profit before taxes	6,673	6,930	(257)	(3.7)

Tax on profit	(1,502)	(1,549)	47	(3.0)

Profit from continuing operations	5,171	5,381	(210)	(3.9)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	5,171	5,381	(210)	(3.9)

Minority interests	866	717	149	20.9

Attributable profit to the Group	4,305	4,664	(359)	(7.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.12	31.12.11	Amount	%
Balance sheet
Customer loans**	140,090	139,867	222	0.2
Trading portfolio (w/o loans)	28,403	31,705	(3,302)	(10.4)
Available-for-sale financial assets	23,499	26,186	(2,687)	(10.3)
Due from credit institutions**	25,799	19,181	6,618	34.5
Intangible assets and property and equipment	4,490	4,312	178	4.1
Other assets	46,753	53,594	(6,841)	(12.8)

Total assets/liabilities & shareholders’ equity	269,034	274,845	(5,812)	(2.1)

Customer deposits**	134,765	134,078	687	0.5
Marketable debt securities**	28,107	23,253	4,854	20.9
Subordinated debt**	5,734	6,015	(282)	(4.7)
Insurance liabilities	—	—	—	—
Due to credit institutions**	32,089	46,813	(14,724)	(31.5)
Other liabilities	47,931	45,170	2,760	6.1
Shareholders’ equity***	20,409	19,516	893	4.6

Other customer funds under management	60,831	69,902	(9,071)	(13.0)

Mutual funds	48,178	55,829	(7,651)	(13.7)
Pension funds	—	—	—	—
Managed portfolios	12,653	14,073	(1,420)	(10.1)
Savings-insurance policies	—	—	—	—

Customer funds under management	229,437	233,248	(3,811)	(1.6)

** Including all on-balance sheet balances for this item *** Not including profit of the year

Ratios (%) and other data
ROE	19.44	21.78	(2.34 p. )
Efficiency ratio (with amortisations)	37.9	39.8	(2.0 p. )
NPL ratio	5.42	4.32	1.10 p.
NPL coverage	87.5	97.0	(9.5 p. )
Number of employees (direct & indirect)	90,576	91,913	(1,337)	(1.5)
Number of branches	6,044	6,046	(2)	(0.0)

Latin America

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	3,950	4,014	4,096	4,289	4,650	4,554	4,449	4,227

Net fees	1,256	1,264	1,266	1,207	1,327	1,219	1,285	1,266
Gains (losses) on financial transactions	309	399	255	104	247	298	309	217
Other operating income*	(21)	(63)	(30)	(29)	(49)	(17)	(28)	(21)

Gross income	5,494	5,614	5,586	5,571	6,175	6,055	6,016	5,689

Operating expenses	(2,127)	(2,150)	(2,242)	(2,350)	(2,298)	(2,177)	(2,283)	(2,305)
General administrative expenses	(1,913)	(1,927)	(2,011)	(2,098)	(2,090)	(1,973)	(2,059)	(2,076)
Personnel	(1,092)	(1,081)	(1,118)	(1,157)	(1,184)	(1,130)	(1,159)	(1,144)
Other general administrative expenses	(821)	(846)	(893)	(940)	(907)	(843)	(900)	(932)
Depreciation and amortisation	(214)	(223)	(231)	(252)	(208)	(204)	(224)	(229)

Net operating income	3,367	3,464	3,345	3,221	3,876	3,878	3,733	3,385

Net loan-loss provisions	(1,251)	(1,474)	(1,535)	(1,187)	(1,742)	(2,026)	(1,851)	(1,762)
Other income	(223)	(277)	(208)	(312)	(248)	(255)	(236)	(79)

Profit before taxes	1,893	1,713	1,602	1,722	1,887	1,598	1,645	1,543

Tax on profit	(429)	(339)	(385)	(397)	(430)	(367)	(406)	(299)

Profit from continuing operations	1,465	1,374	1,217	1,325	1,457	1,230	1,239	1,244

Net profit from discontinued operations	—	—	—	—	—	0	(0)	—

Consolidated profit	1,465	1,374	1,217	1,325	1,457	1,230	1,239	1,244

Minority interests	195	186	146	189	239	208	173	245

Attributable profit to the Group	1,270	1,188	1,071	1,136	1,218	1,022	1,065	999

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans**	124,691	132,095	131,288	139,867	141,411	141,115	142,412	140,090
Trading portfolio (w/o loans)	28,754	35,839	36,144	31,705	31,489	32,663	27,227	28,403
Available-for-sale financial assets	31,659	34,417	26,604	26,186	24,935	23,886	23,385	23,499
Due from credit institutions**	21,288	22,667	24,282	19,181	25,567	23,572	27,972	25,799
Intangible assets and property and equipment	4,669	4,766	4,443	4,312	4,355	4,056	4,378	4,490
Other assets	58,413	60,547	55,828	53,594	47,729	48,324	51,636	46,753

Total assets/liabilities & shareholders’ equity	269,474	290,331	278,590	274,845	275,486	273,616	277,010	269,034

Customer deposits**	135,034	138,596	130,628	134,078	143,065	136,183	135,000	134,765
Marketable debt securities**	18,681	22,495	22,224	23,253	26,167	26,072	26,516	28,107
Subordinated debt**	5,586	5,864	5,658	6,015	6,100	6,017	5,850	5,734
Insurance liabilities	9,431	9,809	8,965	—	—	—	—	—
Due to credit institutions**	38,597	47,058	44,206	46,813	34,622	39,509	39,275	32,089
Other liabilities	39,616	44,823	46,931	45,170	41,855	43,564	49,437	47,931
Shareholders’ equity***	22,527	21,687	19,978	19,516	23,677	22,272	20,932	20,409

Other customer funds under management	77,673	76,290	70,913	69,902	73,185	66,699	62,440	60,831

Mutual funds	63,588	62,433	56,691	55,829	59,080	54,013	49,972	48,178
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	13,252	12,973	13,515	14,073	14,105	12,686	12,467	12,653
Savings-insurance policies	833	884	707	—	—	—	—	—

Customer funds under management	236,975	243,244	229,422	233,248	248,518	234,971	229,806	229,437

** Including all on-balance sheet balances for this item *** Not including profit of the year

Other information
NPL ratio	4.01	4.20	4.10	4.32	4.67	5.14	5.31	5.42
NPL coverage	107.3	104.8	102.5	97.0	91.6	89.5	89.8	87.5

Latin America

US$ million

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	22,962	22,730	232	1.0

Net fees	6,546	6,941	(395)	(5.7)
Gains (losses) on financial transactions	1,376	1,484	(108)	(7.3)
Other operating income*	(147)	(200)	53	(26.3)

Gross income	30,736	30,955	(219)	(0.7)

Operating expenses	(11,638)	(12,329)	691	(5.6)
General administrative expenses	(10,528)	(11,051)	523	(4.7)
Personnel	(5,929)	(6,184)	256	(4.1)
Other general administrative expenses	(4,599)	(4,866)	267	(5.5)
Depreciation and amortisation	(1,110)	(1,279)	168	(13.2)

Net operating income	19,098	18,626	472	2.5

Net loan-loss provisions	(9,478)	(7,574)	(1,904)	25.1
Other income	(1,051)	(1,418)	367	(25.9)

Profit before taxes	8,569	9,635	(1,065)	(11.1)

Tax on profit	(1,929)	(2,154)	224	(10.4)

Profit from continuing operations	6,640	7,481	(841)	(11.2)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	6,640	7,481	(841)	(11.2)

Minority interests	1,112	996	116	11.6

Attributable profit to the Group	5,528	6,485	(957)	(14.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.12	31.12.11	Amount	%
Balance sheet
Customer loans**	184,835	180,974	3,860	2.1
Trading portfolio (w/o loans)	37,474	41,023	(3,548)	(8.6)
Available-for-sale financial assets	31,005	33,882	(2,877)	(8.5)
Due from credit institutions**	34,039	24,819	9,220	37.2
Intangible assets and property and equipment	5,924	5,579	345	6.2
Other assets	61,686	69,346	(7,659)	(11.0)

Total assets/liabilities & shareholders’ equity	354,963	355,622	(659)	(0.2)

Customer deposits**	177,809	173,483	4,326	2.5
Marketable debt securities**	37,084	30,087	6,997	23.3
Subordinated debt**	7,565	7,783	(218)	(2.8)
Insurance liabilities	—	—	—	—
Due to credit institutions**	42,338	60,571	(18,234)	(30.1)
Other liabilities	63,240	58,446	4,794	8.2
Shareholders’ equity***	26,927	25,251	1,676	6.6

Other customer funds under management	80,261	90,446	(10,185)	(11.3)

Mutual funds	63,566	72,237	(8,671)	(12.0)
Pension funds	—	—	—	—
Managed portfolios	16,695	18,209	(1,514)	(8.3)
Savings-insurance policies	—	—	—	—

Customer funds under management	302,719	301,800	919	0.3

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Latin America

US$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	5,401	5,767	5,783	5,780	6,094	5,833	5,548	5,486

Net fees	1,717	1,816	1,788	1,620	1,739	1,561	1,604	1,642
Gains (losses) on financial transactions	422	571	360	131	324	383	387	282
Other operating income*	(29)	(89)	(43)	(39)	(64)	(21)	(35)	(28)

Gross income	7,511	8,064	7,888	7,492	8,092	7,756	7,504	7,383

Operating expenses	(2,908)	(3,089)	(3,165)	(3,168)	(3,012)	(2,787)	(2,851)	(2,988)
General administrative expenses	(2,616)	(2,769)	(2,839)	(2,827)	(2,740)	(2,526)	(2,570)	(2,692)
Personnel	(1,493)	(1,554)	(1,578)	(1,559)	(1,552)	(1,446)	(1,447)	(1,484)
Other general administrative expenses	(1,123)	(1,215)	(1,260)	(1,268)	(1,188)	(1,079)	(1,123)	(1,208)
Depreciation and amortisation	(292)	(320)	(326)	(341)	(272)	(261)	(281)	(296)

Net operating income	4,603	4,975	4,724	4,324	5,080	4,969	4,654	4,395

Net loan-loss provisions	(1,710)	(2,111)	(2,167)	(1,586)	(2,282)	(2,600)	(2,309)	(2,286)
Other income	(305)	(396)	(294)	(423)	(325)	(327)	(294)	(105)

Profit before taxes	2,588	2,468	2,263	2,315	2,473	2,043	2,050	2,004

Tax on profit	(586)	(490)	(544)	(534)	(563)	(469)	(507)	(390)

Profit from continuing operations	2,002	1,978	1,720	1,781	1,910	1,573	1,543	1,614

Net profit from discontinued operations	—	—	—	—	—	0	(0)	—

Consolidated profit	2,002	1,978	1,720	1,781	1,910	1,573	1,543	1,614

Minority interests	267	268	206	255	314	266	215	317

Attributable profit to the Group	1,736	1,710	1,513	1,526	1,596	1,307	1,328	1,297

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans**	177,149	190,917	177,279	180,974	188,868	177,664	184,139	184,835
Trading portfolio (w/o loans)	40,851	51,798	48,805	41,023	42,057	41,123	35,204	37,474
Available-for-sale financial assets	44,978	49,743	35,923	33,882	33,304	30,072	30,237	31,005
Due from credit institutions**	30,244	32,761	32,788	24,819	34,147	29,677	36,168	34,039
Intangible assets and property and equipment	6,633	6,888	6,000	5,579	5,817	5,107	5,660	5,924
Other assets	82,987	87,509	75,385	69,346	63,746	60,840	66,765	61,686

Total assets/liabilities & shareholders’ equity	382,841	419,616	376,179	355,622	367,939	344,483	358,174	354,963

Customer deposits**	191,843	200,313	176,387	173,483	191,078	171,455	174,555	177,809
Marketable debt securities**	26,541	32,512	30,010	30,087	34,948	32,824	34,285	37,084
Subordinated debt**	7,936	8,475	7,639	7,783	8,148	7,575	7,564	7,565
Insurance liabilities	13,399	14,177	12,105	—	—	—	—	—
Due to credit institutions**	54,835	68,012	59,692	60,571	46,241	49,742	50,782	42,338
Other liabilities	56,283	64,783	63,372	58,446	55,902	54,847	63,923	63,240
Shareholders’ equity***	32,005	31,344	26,976	25,251	31,623	28,040	27,064	26,927

Other customer funds under management	110,350	110,262	95,753	90,446	97,746	83,974	80,735	80,261

Mutual funds	90,340	90,234	76,550	72,237	78,908	68,003	64,614	63,566
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	18,827	18,749	18,249	18,209	18,838	15,971	16,120	16,695
Savings-insurance policies	1,184	1,278	954	—	—	—	—	—

Customer funds under management	336,670	351,561	309,789	301,800	331,920	295,829	297,139	302,719

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Latin America. Results

EUR million

	Gross income			Net operating income			Attributable profit to the Group
	2012	2011	Var. (%)	2012	2011	Var. (%)	2012	2011	Var. (%)
Brazil	16,520	15,813	4.5	10,685	9,861	8.4	2,212	2,610	(15.2)
Mexico	2,814	2,357	19.4	1,695	1,369	23.8	1,015	936	8.5
Chile	2,307	2,060	12.0	1,385	1,252	10.6	498	611	(18.5)
Argentina	1,219	918	32.8	654	468	39.9	329	287	14.5
Uruguay	235	172	36.9	82	40	102.6	47	20	134.8
Puerto Rico	368	344	7.0	178	169	5.2	57	34	69.4
Rest	142	312	(54.3)	6	75	(92.3)	(7)	34	—

Subtotal	23,605	21,975	7.4	14,686	13,235	11.0	4,152	4,531	(8.4)

Santander Private Banking	330	289	13.9	186	162	15.1	153	133	14.9

Total	23,934	22,265	7.5	14,872	13,397	11.0	4,305	4,664	(7.7)

Latin America. Results

US$ million

	Gross income			Net operating income			Attributable profit to the Group
	2012	2011	Var. (%)	2012	2011	Var. (%)	2012	2011	Var. (%)
Brazil	21,214	21,985	(3.5)	13,722	13,710	0.1	2,841	3,629	(21.7)
Mexico	3,613	3,278	10.2	2,177	1,904	14.4	1,304	1,301	0.2
Chile	2,963	2,864	3.5	1,778	1,741	2.2	640	849	(24.7)
Argentina	1,565	1,276	22.6	840	650	29.2	422	399	5.7
Uruguay	302	239	26.5	105	56	87.1	60	28	116.9
Puerto Rico	473	478	(1.1)	228	235	(2.8)	74	47	56.4
Rest	183	433	(57.8)	7	105	(92.9)	(9)	47	—

Subtotal	30,313	30,553	(0.8)	18,859	18,401	2.5	5,332	6,300	(15.4)

Santander Private Banking	423	402	5.2	239	225	6.3	196	185	6.1

Total	30,736	30,955	(0.7)	19,098	18,626	2.5	5,528	6,485	(14.8)

Brazil

EUR million

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	12,746	11,980	766	6.4

Net fees	3,137	3,253	(116)	(3.6)
Gains (losses) on financial transactions	716	757	(41)	(5.4)
Other operating income*	(79)	(177)	98	(55.2)

Gross income	16,520	15,813	706	4.5

Operating expenses	(5,834)	(5,952)	118	(2.0)
General administrative expenses	(5,264)	(5,307)	44	(0.8)
Personnel	(2,929)	(2,924)	(5)	0.2
Other general administrative expenses	(2,335)	(2,384)	48	(2.0)
Depreciation and amortisation	(571)	(645)	74	(11.5)

Net operating income	10,685	9,861	825	8.4

Net loan-loss provisions	(6,124)	(4,508)	(1,617)	35.9
Other income	(811)	(1,093)	282	(25.8)

Profit before taxes	3,750	4,260	(510)	(12.0)

Tax on profit	(947)	(1,126)	179	(15.9)

Profit from continuing operations	2,803	3,134	(331)	(10.6)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	2,803	3,134	(331)	(10.6)

Minority interests	591	525	66	12.6

Attributable profit to the Group	2,212	2,610	(397)	(15.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.12	31.12.11	Amount	%
Balance sheet
Customer loans**	74,511	78,408	(3,897)	(5.0)
Trading portfolio (w/o loans)	12,648	12,994	(346)	(2.7)
Available-for-sale financial assets	16,284	18,422	(2,138)	(11.6)
Due from credit institutions**	11,341	8,490	2,850	33.6
Intangible assets and property and equipment	3,357	3,228	129	4.0
Other assets	30,563	36,612	(6,050)	(16.5)

Total assets/liabilities & shareholders’ equity	148,704	158,157	(9,452)	(6.0)

Customer deposits**	69,849	72,405	(2,556)	(3.5)
Marketable debt securities**	19,974	16,154	3,820	23.6
Subordinated debt**	4,409	4,515	(107)	(2.4)
Insurance liabilities	—	—	—	—
Due to credit institutions**	17,376	28,847	(11,471)	(39.8)
Other liabilities	25,267	25,795	(529)	(2.0)
Shareholders’ equity***	11,830	10,440	1,390	13.3

Other customer funds under management	34,813	42,785	(7,972)	(18.6)

Mutual funds	31,339	39,414	(8,075)	(20.5)
Pension funds	—	—	—	—
Managed portfolios	3,474	3,371	103	3.1
Savings-insurance policies	—	—	—	—

Customer funds under management	129,045	135,859	(6,814)	(5.0)

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	17.85	23.26	(5.41 p.	)
Efficiency ratio (with amortisations)	35.3	37.6	(2.3 p.	)
NPL ratio	6.86	5.38	1.48 p.
NPL coverage	90.2	95.2	(5.0 p.	)
Number of employees (direct & indirect)	53,707	54,368	(661)		(1.2)
Number of branches	3,788	3,775	13		0.3

Brazil

EUR million

	Q1 ’11	Q2 ’ 11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	2,911	2,938	2,997	3,133	3,376	3,312	3,178	2,880

Net fees	810	840	826	778	848	744	780	765
Gains (losses) on financial transactions	195	277	219	66	170	223	203	120
Other operating income*	(31)	(85)	(35)	(25)	(41)	(16)	(17)	(5)

Gross income	3,886	3,969	4,007	3,951	4,353	4,263	4,143	3,760

Operating expenses	(1,441)	(1,446)	(1,499)	(1,567)	(1,528)	(1,404)	(1,457)	(1,446)
General administrative expenses	(1,295)	(1,288)	(1,337)	(1,387)	(1,393)	(1,273)	(1,306)	(1,293)
Personnel	(726)	(706)	(732)	(760)	(777)	(708)	(730)	(714)
Other general administrative expenses	(569)	(582)	(606)	(627)	(616)	(565)	(576)	(578)
Depreciation and amortisation	(146)	(157)	(162)	(180)	(135)	(131)	(151)	(153)

Net operating income	2,445	2,524	2,508	2,384	2,825	2,859	2,686	2,315

Net loan-loss provisions	(1,046)	(1,255)	(1,239)	(968)	(1,490)	(1,735)	(1,505)	(1,394)
Other income	(227)	(272)	(283)	(309)	(222)	(246)	(241)	(102)

Profit before taxes	1,172	997	986	1,106	1,112	878	941	819

Tax on profit	(290)	(217)	(282)	(337)	(285)	(224)	(271)	(166)

Profit from continuing operations	881	780	704	769	827	654	670	652

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	881	780	704	769	827	654	670	652

Minority interests	149	131	112	132	179	150	133	129

Attributable profit to the Group	732	649	592	637	647	504	537	524

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans**	69,447	73,320	71,736	78,408	78,083	75,963	75,293	74,511
Trading portfolio (w/o loans)	10,567	14,407	13,327	12,994	10,977	11,149	9,265	12,648
Available-for-sale financial assets	22,584	24,596	18,221	18,422	15,261	16,204	15,553	16,284
Due from credit institutions**	10,966	10,134	9,818	8,490	12,965	10,688	12,384	11,341
Intangible assets and property and equipment	3,679	3,773	3,469	3,228	3,262	3,061	3,361	3,357
Other assets	40,534	44,696	42,127	36,612	34,293	33,394	34,323	30,563

Total assets/liabilities & shareholders’ equity	157,776	170,927	158,697	158,157	154,841	150,458	150,179	148,704

Customer deposits**	75,605	78,188	71,211	72,405	76,352	69,095	69,588	69,849
Marketable debt securities**	11,780	14,553	15,379	16,154	18,872	19,197	18,812	19,974
Subordinated debt**	4,325	4,547	4,230	4,515	4,604	4,441	4,459	4,409
Insurance liabilities	8,679	8,980	8,178	—	—	—	—	—
Due to credit institutions**	22,091	27,218	24,777	28,847	17,193	20,301	19,576	17,376
Other liabilities	23,612	25,954	24,800	25,795	24,731	25,025	25,566	25,267
Shareholders’ equity***	11,684	11,488	10,123	10,440	13,089	12,399	12,179	11,830

Other customer funds under management	50,822	49,756	44,481	42,785	44,407	39,172	35,744	34,813

Mutual funds	46,705	45,397	40,623	39,414	41,247	36,066	32,577	31,339
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	3,568	3,791	3,449	3,371	3,160	3,106	3,167	3,474
Savings-insurance policies	549	567	410	—	—	—	—	—

Customer funds under management	142,533	147,043	135,300	135,859	144,235	131,905	128,602	129,045

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	4.85	5.05	5.05	5.38	5.76	6.51	6.79	6.86
NPL coverage	104.1	102.2	99.9	95.2	90.0	90.1	92.0	90.2

Spread (Retail Banking)	15.84	16.17	15.41	15.44	15.17	15.49	14.81	13.92

Spread loans	14.72	15.05	14.23	14.44	14.44	14.84	14.25	13.41
Spread deposits	1.12	1.12	1.18	1.00	0.73	0.65	0.56	0.51

Brazil

US$ million

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	16,368	16,656	(288)	(1.7)

Net fees	4,029	4,523	(494)	(10.9)
Gains (losses) on financial transactions	919	1,052	(133)	(12.6)
Other operating income*	(102)	(246)	144	(58.6)

Gross income	21,214	21,985	(771)	(3.5)

Operating expenses	(7,492)	(8,276)	784	(9.5)
General administrative expenses	(6,760)	(7,379)	619	(8.4)
Personnel	(3,761)	(4,065)	305	(7.5)
Other general administrative expenses	(2,999)	(3,314)	315	(9.5)
Depreciation and amortisation	(733)	(897)	164	(18.3)

Net operating income	13,722	13,710	12	0.1

Net loan-loss provisions	(7,865)	(6,267)	(1,597)	25.5
Other income	(1,041)	(1,519)	478	(31.5)

Profit before taxes	4,816	5,923	(1,107)	(18.7)

Tax on profit	(1,217)	(1,565)	349	(22.3)

Profit from continuing operations	3,600	4,358	(758)	(17.4)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	3,600	4,358	(758)	(17.4)

Minority interests	759	729	29	4.0

Attributable profit to the Group	2,841	3,629	(787)	(21.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.12	31.12.11	Amount	%
Balance sheet
Customer loans**	98,310	101,452	(3,143)	(3.1)
Trading portfolio (w/o loans)	16,688	16,814	(126)	(0.7)
Available-for-sale financial assets	21,486	23,837	(2,351)	(9.9)
Due from credit institutions**	14,963	10,986	3,977	36.2
Intangible assets and property and equipment	4,430	4,177	253	6.0
Other assets	40,324	47,373	(7,049)	(14.9)

Total assets/liabilities & shareholders’ equity	196,201	204,639	(8,438)	(4.1)

Customer deposits**	92,159	93,685	(1,526)	(1.6)
Marketable debt securities**	26,354	20,902	5,452	26.1
Subordinated debt**	5,817	5,842	(26)	(0.4)
Insurance liabilities	—	—	—	—
Due to credit institutions**	22,925	37,325	(14,400)	(38.6)
Other liabilities	33,337	33,376	(40)	(0.1)
Shareholders’ equity***	15,609	13,509	2,101	15.5

Other customer funds under management	45,933	55,359	(9,427)	(17.0)

Mutual funds	41,349	50,997	(9,649)	(18.9)
Pension funds	—	—	—	—
Managed portfolios	4,584	4,362	222	5.1
Savings-insurance policies	—	—	—	—

Customer funds under management	170,262	175,788	(5,526)	(3.1)

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Brazil

US$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	3,980	4,222	4,232	4,221	4,424	4,243	3,961	3,740

Net fees	1,108	1,206	1,166	1,043	1,112	952	973	993
Gains (losses) on financial transactions	266	395	310	81	222	287	253	157
Other operating income*	(42)	(121)	(50)	(33)	(53)	(20)	(21)	(7)

Gross income	5,313	5,702	5,658	5,313	5,705	5,461	5,165	4,883

Operating expenses	(1,970)	(2,078)	(2,116)	(2,112)	(2,003)	(1,797)	(1,817)	(1,875)
General administrative expenses	(1,771)	(1,852)	(1,888)	(1,869)	(1,826)	(1,629)	(1,629)	(1,677)
Personnel	(993)	(1,016)	(1,033)	(1,024)	(1,018)	(906)	(911)	(927)
Other general administrative expenses	(778)	(836)	(855)	(845)	(808)	(723)	(718)	(750)
Depreciation and amortisation	(199)	(226)	(228)	(243)	(177)	(168)	(189)	(198)

Net operating income	3,343	3,624	3,542	3,201	3,702	3,664	3,348	3,008

Net loan-loss provisions	(1,430)	(1,796)	(1,749)	(1,292)	(1,953)	(2,227)	(1,874)	(1,811)
Other income	(311)	(390)	(400)	(418)	(291)	(316)	(300)	(134)

Profit before taxes	1,602	1,439	1,392	1,490	1,458	1,122	1,173	1,064

Tax on profit	(397)	(314)	(398)	(457)	(374)	(286)	(339)	(217)

Profit from continuing operations	1,205	1,125	995	1,034	1,084	836	834	847

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	1,205	1,125	995	1,034	1,084	836	834	847

Minority interests	204	190	158	178	235	191	165	167

Attributable profit to the Group	1,001	935	837	856	848	644	669	680

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans**	98,663	105,970	96,865	101,452	104,287	95,637	97,353	98,310
Trading portfolio (w/o loans)	15,012	20,822	17,996	16,814	14,661	14,036	11,980	16,688
Available-for-sale financial assets	32,085	35,548	24,604	23,837	20,383	20,400	20,111	21,486
Due from credit institutions**	15,580	14,647	13,257	10,986	17,316	13,456	16,013	14,963
Intangible assets and property and equipment	5,227	5,454	4,684	4,177	4,357	3,853	4,345	4,430
Other assets	57,586	64,600	56,883	47,373	45,802	42,043	44,380	40,324

Total assets/liabilities & shareholders’ equity	224,153	247,041	214,288	204,639	206,806	189,426	194,182	196,201

Customer deposits**	107,412	113,005	96,156	93,685	101,976	86,991	89,977	92,159
Marketable debt securities**	16,736	21,033	20,766	20,902	25,205	24,169	24,324	26,354
Subordinated debt**	6,145	6,572	5,711	5,842	6,149	5,592	5,765	5,817
Insurance liabilities	12,330	12,979	11,043	—	—	—	—	—
Due to credit institutions**	31,384	39,338	33,456	37,325	22,964	25,559	25,312	22,925
Other liabilities	33,546	37,511	33,488	33,376	33,031	31,506	33,057	33,337
Shareholders’ equity***	16,599	16,604	13,669	13,509	17,481	15,610	15,748	15,609

Other customer funds under management	72,203	71,912	60,063	55,359	59,310	49,317	46,217	45,933

Mutual funds	66,354	65,613	54,853	50,997	55,089	45,407	42,122	41,349
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	5,069	5,479	4,657	4,362	4,220	3,910	4,095	4,584
Savings-insurance policies	779	820	554	—	—	—	—	—

Customer funds under management	202,497	212,521	182,696	175,788	192,640	166,069	166,283	170,262

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Brazil

R$ million

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	31,879	27,846	4,033	14.5

Net fees	7,847	7,562	285	3.8
Gains (losses) on financial transactions	1,790	1,759	31	1.8
Other operating income*	(198)	(411)	213	(51.8)

Gross income	41,318	36,755	4,563	12.4

Operating expenses	(14,593)	(13,836)	(757)	5.5
General administrative expenses	(13,166)	(12,336)	(829)	6.7
Personnel	(7,325)	(6,796)	(528)	7.8
Other general administrative expenses	(5,841)	(5,540)	(301)	5.4
Depreciation and amortisation	(1,427)	(1,499)	72	(4.8)

Net operating income	26,726	22,920	3,806	16.6

Net loan-loss provisions	(15,318)	(10,477)	(4,840)	46.2
Other income	(2,028)	(2,540)	512	(20.2)

Profit before taxes	9,381	9,903	(522)	(5.3)

Tax on profit	(2,369)	(2,617)	248	(9.5)

Profit from continuing operations	7,011	7,286	(274)	(3.8)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	7,011	7,286	(274)	(3.8)

Minority interests	1,477	1,219	258	21.2

Attributable profit to the Group	5,534	6,066	(533)	(8.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.12	31.12.11	Amount	%
Balance sheet
Customer loans**	201,448	189,427	12,022	6.3
Trading portfolio (w/o loans)	34,195	31,393	2,802	8.9
Available-for-sale financial assets	44,027	44,507	(480)	(1.1)
Due from credit institutions**	30,661	20,512	10,149	49.5
Intangible assets and property and equipment	9,077	7,800	1,278	16.4
Other assets	82,629	88,452	(5,823)	(6.6)

Total assets/liabilities & shareholders’ equity	402,037	382,090	19,947	5.2

Customer deposits**	188,844	174,923	13,921	8.0
Marketable debt securities**	54,002	39,027	14,975	38.4
Subordinated debt**	11,919	10,908	1,011	9.3
Insurance liabilities	—	—	—	—
Due to credit institutions**	46,977	69,691	(22,715)	(32.6)
Other liabilities	68,311	62,318	5,992	9.6
Shareholders’ equity***	31,985	25,222	6,762	26.8

Other customer funds under management	94,121	103,364	(9,243)	(8.9)

Mutual funds	84,728	95,220	(10,492)	(11.0)
Pension funds	—	—	—	—
Managed portfolios	9,393	8,144	1,249	15.3
Savings-insurance policies	—	—	—	—

Customer funds under management	348,886	328,222	20,664	6.3

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Brazil

R$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	6,635	6,745	6,905	7,562	7,817	8,293	8,060	7,710

Net fees	1,847	1,927	1,902	1,886	1,964	1,871	1,976	2,036
Gains (losses) on financial transactions	444	635	506	174	393	554	512	331
Other operating income*	(70)	(196)	(82)	(63)	(94)	(42)	(45)	(16)

Gross income	8,855	9,112	9,231	9,558	10,080	10,675	10,502	10,061

Operating expenses	(3,284)	(3,319)	(3,453)	(3,781)	(3,539)	(3,524)	(3,688)	(3,841)
General administrative expenses	(2,951)	(2,958)	(3,080)	(3,348)	(3,225)	(3,195)	(3,308)	(3,437)
Personnel	(1,655)	(1,621)	(1,685)	(1,835)	(1,798)	(1,777)	(1,849)	(1,900)
Other general administrative expenses	(1,296)	(1,336)	(1,395)	(1,513)	(1,427)	(1,418)	(1,459)	(1,537)
Depreciation and amortisation	(332)	(361)	(372)	(433)	(313)	(329)	(381)	(404)

Net operating income	5,571	5,793	5,778	5,778	6,541	7,151	6,814	6,220

Net loan-loss provisions	(2,383)	(2,878)	(2,854)	(2,362)	(3,450)	(4,318)	(3,818)	(3,731)
Other income	(518)	(625)	(652)	(744)	(515)	(613)	(608)	(291)

Profit before taxes	2,670	2,290	2,272	2,671	2,576	2,220	2,387	2,198

Tax on profit	(662)	(498)	(649)	(808)	(661)	(567)	(685)	(456)

Profit from continuing operations	2,008	1,791	1,623	1,863	1,914	1,653	1,702	1,742

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	2,008	1,791	1,623	1,863	1,914	1,653	1,702	1,742

Minority interests	340	302	257	320	416	377	339	345

Attributable profit to the Group	1,668	1,489	1,366	1,543	1,499	1,275	1,363	1,397

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans**	160,130	165,711	179,820	189,427	189,921	195,893	197,508	201,448
Trading portfolio (w/o loans)	24,365	32,561	33,407	31,393	26,699	28,751	24,304	34,195
Available-for-sale financial assets	52,074	55,588	45,674	44,507	37,120	41,786	40,800	44,027
Due from credit institutions**	25,286	22,905	24,610	20,512	31,534	27,562	32,486	30,661
Intangible assets and property and equipment	8,484	8,528	8,695	7,800	7,935	7,893	8,816	9,077
Other assets	93,462	101,018	105,599	88,452	83,411	86,116	90,037	82,629

Total assets/liabilities & shareholders’ equity	363,800	386,312	397,805	382,090	376,621	388,000	393,950	402,037

Customer deposits**	174,331	176,713	178,504	174,923	185,712	178,183	182,542	188,844
Marketable debt securities**	27,162	32,890	38,549	39,027	45,902	49,505	49,347	54,002
Subordinated debt**	9,974	10,276	10,603	10,908	11,199	11,454	11,696	11,919
Insurance liabilities	20,011	20,295	20,500	—	—	—	—	—
Due to credit institutions**	50,937	61,515	62,107	69,691	41,820	52,352	51,352	46,977
Other liabilities	54,445	58,658	62,167	62,318	60,153	64,533	67,064	68,311
Shareholders’ equity***	26,941	25,964	25,374	25,222	31,835	31,974	31,949	31,985

Other customer funds under management	117,186	112,453	111,501	103,364	108,010	101,016	93,764	94,121

Mutual funds	107,693	102,603	101,829	95,220	100,325	93,007	85,456	84,728
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	8,228	8,568	8,644	8,144	7,685	8,009	8,308	9,393
Savings-insurance policies	1,265	1,282	1,028	—	—	—	—	—

Customer funds under management	328,653	332,332	339,157	328,222	350,823	340,157	337,349	348,886

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Mexico

EUR million

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	2,007	1,664	342	20.6

Net fees	750	603	147	24.4
Gains (losses) on financial transactions	105	98	7	7.0
Other operating income*	(48)	(8)	(40)	512.4

Gross income	2,814	2,357	456	19.4

Operating expenses	(1,118)	(988)	(130)	13.2
General administrative expenses	(1,005)	(880)	(125)	14.3
Personnel	(531)	(466)	(65)	14.0
Other general administrative expenses	(475)	(414)	(60)	14.6
Depreciation and amortisation	(113)	(108)	(5)	4.5

Net operating income	1,695	1,369	326	23.8

Net loan-loss provisions	(466)	(337)	(129)	38.2
Other income	55	33	22	65.9

Profit before taxes	1,285	1,065	219	20.6

Tax on profit	(210)	(128)	(82)	64.2

Profit from continuing operations	1,075	938	137	14.6

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,075	938	137	14.6

Minority interests	59	2	57	—

Attributable profit to the Group	1,015	936	80	8.5

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.12	31.12.11	Amount	%
Balance sheet
Customer loans**	20,384	18,185	2,198	12.1
Trading portfolio (w/o loans)	10,470	12,171	(1,702)	(14.0)
Available-for-sale financial assets	2,772	3,410	(638)	(18.7)
Due from credit institutions**	7,672	4,463	3,208	71.9
Intangible assets and property and equipment	380	369	11	2.9
Other assets	5,182	4,253	930	21.9

Total assets/liabilities & shareholders’ equity	46,859	42,852	4,007	9.4

Customer deposits**	24,743	21,459	3,284	15.3
Marketable debt securities**	2,021	1,324	697	52.6
Subordinated debt**	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions**	3,750	7,591	(3,841)	(50.6)
Other liabilities	13,005	8,715	4,290	49.2
Shareholders’ equity***	3,340	3,763	(423)	(11.2)

Other customer funds under management	10,328	9,432	896	9.5

Mutual funds	10,328	9,432	896	9.5
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	37,091	32,214	4,877	15.1

** Including all on-balance sheet balances for this item *** Not including profit of the year

Ratios (%) and other data
ROE	25.07	21.16	3.91 p.
Efficiency ratio (with amortisations)	39.7	41.9	(2.2 p. )
NPL ratio	1.94	1.82	0.12 p.
NPL coverage	157.3	175.7	(18.4 p. )
Number of employees (direct & indirect)	13,954	13,062	892	6.8
Number of branches	1,170	1,125	45	4.0

Mexico

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	401	409	430	423	477	481	523	526

Net fees	159	147	154	143	180	164	200	207
Gains (losses) on financial transactions	51	59	(7)	(5)	31	4	33	36
Other operating income*	(4)	2	(3)	(4)	(10)	(3)	(14)	(21)

Gross income	608	618	575	557	677	646	742	749

Operating expenses	(229)	(239)	(251)	(270)	(249)	(248)	(294)	(328)
General administrative expenses	(202)	(211)	(224)	(243)	(219)	(219)	(267)	(300)
Personnel	(118)	(117)	(115)	(116)	(127)	(127)	(136)	(142)
Other general administrative expenses	(84)	(94)	(109)	(127)	(92)	(93)	(131)	(159)
Depreciation and amortisation	(27)	(27)	(27)	(27)	(30)	(29)	(27)	(28)

Net operating income	379	380	324	287	428	398	448	421

Net loan-loss provisions	(63)	(93)	(95)	(85)	(78)	(101)	(129)	(158)
Other income	(6)	(1)	60	(20)	(2)	29	6	22

Profit before taxes	310	285	289	182	348	326	325	285

Tax on profit	(53)	(54)	(44)	24	(52)	(65)	(49)	(44)

Profit from continuing operations	256	231	245	205	296	261	276	241

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	256	231	245	205	296	261	276	241

Minority interests	0	0	0	1	0	0	0	58

Attributable profit to the Group	256	230	245	205	296	260	276	183

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans**	15,907	17,722	17,477	18,185	19,146	20,454	21,545	20,384
Trading portfolio (w/o loans)	12,232	14,772	14,377	12,171	15,296	16,151	12,811	10,470
Available-for-sale financial assets	3,272	2,775	2,514	3,410	3,647	3,259	3,329	2,772
Due from credit institutions**	3,739	5,795	7,462	4,463	6,328	5,777	7,075	7,672
Intangible assets and property and equipment	382	374	339	369	378	309	336	380
Other assets	4,120	4,820	3,890	4,253	4,411	4,356	4,957	5,182

Total assets/liabilities & shareholders’ equity	39,651	46,257	46,058	42,852	49,205	50,306	50,053	46,859

Customer deposits**	20,528	20,824	19,615	21,459	26,120	26,033	24,162	24,743
Marketable debt securities**	1,202	2,209	1,504	1,324	1,312	1,301	1,343	2,021
Subordinated debt**	—	—	—	—	—	—	—	—
Insurance liabilities	415	456	428	—	—	—	—	—
Due to credit institutions**	5,873	9,460	10,009	7,591	8,784	8,896	6,732	3,750
Other liabilities	6,939	8,792	10,253	8,715	8,551	9,776	14,385	13,005
Shareholders’ equity***	4,693	4,516	4,248	3,763	4,438	4,299	3,431	3,340

Other customer funds under management	10,481	10,933	9,765	9,432	10,503	10,453	10,579	10,328

Mutual funds	10,257	10,698	9,545	9,432	10,503	10,453	10,579	10,328
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	224	235	220	—	—	—	—	—

Customer funds under management	32,211	33,966	30,884	32,214	37,936	37,787	36,084	37,091

** Including all on-balance sheet balances for this item *** Not including profit of the year

Other information
NPL ratio	1.58	2.45	1.78	1.82	1.61	1.64	1.69	1.94
NPL coverage	234.1	164.7	175.6	175.7	194.9	183.4	175.4	157.3
Spread (Retail Banking)	10.67	10.44	10.26	10.32	10.65	10.73	10.72	10.98

Spread loans	8.58	8.40	8.27	8.36	8.69	8.81	8.79	8.98

Spread deposits	2.09	2.04	1.99	1.96	1.96	1.92	1.93	2.00

Mexico

US$ million

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	2,577	2,314	263	11.4

Net fees	964	839	125	14.9
Gains (losses) on financial transactions	135	136	(2)	(1.2)
Other operating income*	(62)	(11)	(51)	465.7

Gross income	3,613	3,278	336	10.2

Operating expenses	(1,436)	(1,374)	(62)	4.5
General administrative expenses	(1,291)	(1,223)	(68)	5.5
Personnel	(682)	(647)	(34)	5.3
Other general administrative expenses	(609)	(576)	(34)	5.8
Depreciation and amortisation	(145)	(150)	5	(3.5)

Net operating income	2,177	1,904	273	14.4

Net loan-loss provisions	(599)	(469)	(130)	27.7
Other income	71	46	25	53.2

Profit before taxes	1,650	1,481	168	11.4

Tax on profit	(270)	(178)	(92)	51.7

Profit from continuing operations	1,380	1,304	76	5.9

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,380	1,304	76	5.9

Minority interests	76	2	74	—

Attributable profit to the Group	1,304	1,301	3	0.2

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.12	31.12.11	Amount	%
Balance sheet
Customer loans**	26,894	23,530	3,364	14.3
Trading portfolio (w/o loans)	13,814	15,749	(1,935)	(12.3)
Available-for-sale financial assets	3,657	4,412	(755)	(17.1)
Due from credit institutions**	10,122	5,775	4,347	75.3
Intangible assets and property and equipment	501	478	23	4.9
Other assets	6,838	5,502	1,335	24.3

Total assets/liabilities & shareholders’ equity	61,826	55,446	6,380	11.5

Customer deposits**	32,645	27,765	4,880	17.6
Marketable debt securities**	2,666	1,713	953	55.7
Subordinated debt**	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions**	4,948	9,822	(4,874)	(49.6)
Other liabilities	17,159	11,277	5,883	52.2
Shareholders’ equity***	4,407	4,869	(462)	(9.5)

Other customer funds under management	13,626	12,204	1,423	11.7

Mutual funds	13,626	12,204	1,423	11.7
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	48,937	41,681	7,256	17.4

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Mexico

US$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	549	588	608	570	625	616	654	682

Net fees	218	212	217	191	235	210	250	268
Gains (losses) on financial transactions	69	85	(10)	(9)	41	5	42	47
Other operating income*	(5)	3	(4)	(5)	(14)	(4)	(17)	(26)

Gross income	831	888	812	747	887	827	929	971

Operating expenses	(313)	(343)	(354)	(364)	(326)	(318)	(368)	(425)
General administrative expenses	(276)	(304)	(316)	(328)	(287)	(281)	(334)	(389)
Personnel	(161)	(168)	(162)	(156)	(166)	(162)	(170)	(183)
Other general administrative expenses	(115)	(135)	(154)	(172)	(121)	(119)	(164)	(205)
Depreciation and amortisation	(37)	(39)	(38)	(36)	(39)	(37)	(34)	(36)

Net operating income	518	546	458	383	561	509	561	546

Net loan-loss provisions	(87)	(133)	(135)	(114)	(102)	(130)	(163)	(204)
Other income	(8)	(2)	85	(29)	(3)	38	7	28

Profit before taxes	424	410	408	239	457	417	405	370

Tax on profit	(73)	(78)	(62)	35	(68)	(84)	(61)	(57)

Profit from continuing operations	351	332	346	274	388	334	345	313

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	351	332	346	274	388	334	345	313

Minority interests	0	0	0	1	1	0	0	75

Attributable profit to the Group	350	332	346	273	388	333	344	239

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans**	22,599	25,614	23,599	23,530	25,571	25,752	27,858	26,894
Trading portfolio (w/o loans)	17,378	21,351	19,413	15,749	20,429	20,334	16,564	13,814
Available-for-sale financial assets	4,648	4,010	3,394	4,412	4,871	4,103	4,305	3,657
Due from credit institutions**	5,312	8,375	10,076	5,775	8,452	7,273	9,148	10,122
Intangible assets and property and equipment	542	540	458	478	504	389	434	501
Other assets	5,853	6,966	5,252	5,502	5,892	5,484	6,409	6,838

Total assets/liabilities & shareholders’ equity	56,332	66,856	62,192	55,446	65,719	63,335	64,719	61,826

Customer deposits**	29,165	30,097	26,486	27,765	34,886	32,775	31,241	32,645
Marketable debt securities**	1,708	3,193	2,032	1,713	1,752	1,639	1,737	2,666
Subordinated debt**	—	—	—	—	—	—	—	—
Insurance liabilities	590	659	578	—	—	—	—	—
Due to credit institutions**	8,344	13,673	13,515	9,822	11,731	11,200	8,705	4,948
Other liabilities	9,858	12,707	13,845	11,277	11,421	12,308	18,600	17,159
Shareholders’ equity***	6,668	6,528	5,736	4,869	5,928	5,413	4,436	4,407

Other customer funds under management	14,890	15,802	13,185	12,204	14,028	13,160	13,679	13,626

Mutual funds	14,573	15,462	12,889	12,204	14,028	13,160	13,679	13,626
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	318	340	297	—	—	—	—	—

Customer funds under management	45,763	49,092	41,702	41,681	50,667	47,574	46,657	48,937

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Mexico

Million pesos

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	33,899	28,710	5,189	18.1

Net fees	12,678	10,406	2,273	21.8
Gains (losses) on financial transactions	1,772	1,692	80	4.7
Other operating income*	(813)	(136)	(677)	499.7

Gross income	47,536	40,672	6,865	16.9

Operating expenses	(18,893)	(17,046)	(1,847)	10.8
General administrative expenses	(16,983)	(15,179)	(1,804)	11.9
Personnel	(8,967)	(8,034)	(933)	11.6
Other general administrative expenses	(8,017)	(7,146)	(871)	12.2
Depreciation and amortisation	(1,909)	(1,866)	(43)	2.3

Net operating income	28,644	23,626	5,018	21.2

Net loan-loss provisions	(7,875)	(5,819)	(2,056)	35.3
Other income	932	574	358	62.4

Profit before taxes	21,701	18,381	3,320	18.1

Tax on profit	(3,546)	(2,206)	(1,341)	60.8

Profit from continuing operations	18,155	16,175	1,979	12.2

Net profit from discontinued operations	—	—	—	—

Consolidated profit	18,155	16,175	1,979	12.2

Minority interests	1,000	29	971	—

Attributable profit to the Group	17,155	16,146	1,009	6.2

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.12	31.12.11	Amount	%
Balance sheet
Customer loans**	350,281	328,268	22,014	6.7
Trading portfolio (w/o loans)	179,914	219,709	(39,795)	(18.1)
Available-for-sale financial assets	47,628	61,549	(13,921)	(22.6)
Due from credit institutions**	131,836	80,569	51,268	63.6
Intangible assets and property and equipment	6,531	6,668	(137)	(2.1)
Other assets	89,056	76,764	12,292	16.0

Total assets/liabilities & shareholders’ equity	805,247	773,527	31,720	4.1

Customer deposits**	425,189	387,352	37,837	9.8
Marketable debt securities**	34,721	23,894	10,827	45.3
Subordinated debt**	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions**	64,447	137,027	(72,581)	(53.0)
Other liabilities	223,490	157,321	66,169	42.1
Shareholders’ equity***	57,399	67,932	(10,533)	(15.5)

Other customer funds under management	177,474	170,252	7,222	4.2

Mutual funds	177,474	170,252	7,222	4.2
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	637,385	581,498	55,886	9.6

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Mexico

Million pesos

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	6,618	6,902	7,461	7,729	8,113	8,334	8,613	8,839

Net fees	2,626	2,487	2,674	2,619	3,056	2,852	3,300	3,470
Gains (losses) on financial transactions	837	1,001	(94)	(52)	526	75	558	613
Other operating income*	(60)	38	(44)	(69)	(179)	(59)	(230)	(346)

Gross income	10,022	10,427	9,997	10,226	11,517	11,202	12,241	12,577

Operating expenses	(3,774)	(4,024)	(4,348)	(4,900)	(4,228)	(4,302)	(4,851)	(5,512)
General administrative expenses	(3,324)	(3,566)	(3,884)	(4,405)	(3,726)	(3,806)	(4,406)	(5,046)
Personnel	(1,941)	(1,977)	(1,996)	(2,121)	(2,157)	(2,197)	(2,237)	(2,376)
Other general administrative expenses	(1,383)	(1,589)	(1,889)	(2,285)	(1,569)	(1,609)	(2,169)	(2,670)
Depreciation and amortisation	(450)	(458)	(463)	(495)	(502)	(496)	(445)	(466)

Net operating income	6,248	6,403	5,649	5,326	7,289	6,900	7,390	7,065

Net loan-loss provisions	(1,045)	(1,571)	(1,649)	(1,554)	(1,327)	(1,747)	(2,145)	(2,656)
Other income	(93)	(20)	1,020	(333)	(34)	504	93	369

Profit before taxes	5,110	4,812	5,020	3,438	5,929	5,656	5,338	4,777

Tax on profit	(881)	(916)	(763)	354	(886)	(1,129)	(798)	(733)

Profit from continuing operations	4,229	3,896	4,257	3,793	5,043	4,527	4,540	4,044

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	4,229	3,896	4,257	3,793	5,043	4,527	4,540	4,044

Minority interests	6	5	6	12	7	6	6	980

Attributable profit to the Group	4,224	3,891	4,251	3,780	5,036	4,521	4,534	3,064

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans**	269,266	300,865	324,961	328,268	325,901	345,172	357,835	350,281
Trading portfolio (w/o loans)	207,056	250,785	267,312	219,709	260,365	272,561	212,769	179,914
Available-for-sale financial assets	55,381	47,103	46,739	61,549	62,076	54,991	55,296	47,628
Due from credit institutions**	63,293	98,371	138,749	80,569	107,719	97,490	117,512	131,836
Intangible assets and property and equipment	6,461	6,344	6,303	6,668	6,427	5,211	5,573	6,531
Other assets	69,734	81,820	72,320	76,764	75,093	73,507	82,325	89,056

Total assets/liabilities & shareholders’ equity	671,191	785,288	856,384	773,527	837,582	848,932	831,310	805,247

Customer deposits**	347,496	353,517	364,709	387,352	444,626	439,315	401,292	425,189
Marketable debt securities**	20,349	37,501	27,974	23,894	22,332	21,963	22,308	34,721
Subordinated debt**	—	—	—	—	—	—	—	—
Insurance liabilities	7,026	7,746	7,962	—	—	—	—	—
Due to credit institutions**	99,415	160,598	186,106	137,027	149,517	150,125	111,816	64,447
Other liabilities	117,458	149,252	190,647	157,321	145,559	164,977	238,911	223,490
Shareholders’ equity***	79,447	76,674	78,988	67,932	75,547	72,551	56,983	57,399

Other customer funds under management	177,415	185,612	181,559	170,252	178,789	176,393	175,708	177,474

Mutual funds	173,631	181,618	177,476	170,252	178,789	176,393	175,708	177,474
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	3,784	3,994	4,083	—	—	—	—	—

Customer funds under management	545,260	576,630	574,241	581,498	645,746	637,671	599,307	637,385

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Chile

EUR million

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	1,727	1,518	209	13.8

Net fees	447	422	25	6.0
Gains (losses) on financial transactions	124	79	45	56.4
Other operating income*	9	41	(32)	(78.1)

Gross income	2,307	2,060	247	12.0

Operating expenses	(922)	(808)	(115)	14.2
General administrative expenses	(825)	(718)	(107)	14.9
Personnel	(519)	(456)	(63)	13.8
Other general administrative expenses	(306)	(262)	(44)	16.8
Depreciation and amortisation	(97)	(89)	(8)	8.7

Net operating income	1,385	1,252	133	10.6

Net loan-loss provisions	(573)	(380)	(193)	50.9
Other income	5	40	(35)	(86.6)

Profit before taxes	817	913	(96)	(10.5)

Tax on profit	(105)	(114)	10	(8.5)

Profit from continuing operations	712	798	(86)	(10.8)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	712	798	(86)	(10.8)

Minority interests	214	187	27	14.3

Attributable profit to the Group	498	611	(113)	(18.5)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.12	31.12.11	Amount	%
Balance sheet
Customer loans**	29,677	25,709	3,969	15.4
Trading portfolio (w/o loans)	1,725	3,019	(1,294)	(42.9)
Available-for-sale financial assets	2,949	2,572	377	14.7
Due from credit institutions**	3,151	2,049	1,102	53.8
Intangible assets and property and equipment	373	350	23	6.5
Other assets	2,799	5,208	(2,409)	(46.3)

Total assets/liabilities & shareholders’ equity	40,674	38,906	1,768	4.5

Customer deposits**	22,411	20,175	2,235	11.1
Marketable debt securities**	6,082	5,601	482	8.6
Subordinated debt**	1,151	1,285	(135)	(10.5)
Insurance liabilities	—	—	—	—
Due to credit institutions**	4,666	4,851	(185)	(3.8)
Other liabilities	4,294	5,112	(818)	(16.0)
Shareholders’ equity***	2,071	1,882	189	10.0

Other customer funds under management	4,563	4,846	(284)	(5.9)

Mutual funds	4,563	4,846	(284)	(5.9)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	34,206	31,908	2,298	7.2

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	22.09	25.43	(3.34 p.	)
Efficiency ratio (with amortisations)	40.0	39.2	0.8 p.
NPL ratio	5.17	3.85	1.32 p.
NPL coverage	57.7	73.4	(15.7 p.	)
Number of employees (direct & indirect)	12,355	12,193	162		1.3
Number of branches	504	499	5		1.0

Chile

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	358	388	366	406	432	415	408	473

Net fees	110	110	103	99	111	112	115	109
Gains (losses) on financial transactions	30	29	10	9	16	41	39	27
Other operating income*	13	18	9	1	5	3	1	(1)

Gross income	511	545	487	516	564	572	563	608

Operating expenses	(191)	(201)	(211)	(206)	(212)	(231)	(240)	(239)
General administrative expenses	(168)	(179)	(188)	(184)	(191)	(207)	(215)	(212)
Personnel	(104)	(115)	(121)	(117)	(117)	(133)	(135)	(133)
Other general administrative expenses	(64)	(64)	(67)	(67)	(73)	(75)	(80)	(78)
Depreciation and amortisation	(23)	(22)	(23)	(22)	(21)	(24)	(25)	(27)

Net operating income	321	344	277	311	352	340	323	369

Net loan-loss provisions	(75)	(85)	(131)	(89)	(125)	(120)	(171)	(157)
Other income	2	3	21	14	(4)	(10)	14	6

Profit before taxes	247	262	167	236	223	210	166	218

Tax on profit	(40)	(22)	(16)	(37)	(31)	(25)	(24)	(24)

Profit from continuing operations	207	241	151	199	192	184	142	194

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	207	241	151	199	192	184	142	194

Minority interests	45	54	33	55	59	57	40	58

Attributable profit to the Group	162	187	118	145	133	127	103	136

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans**	24,562	25,555	25,176	25,709	27,257	29,074	30,043	29,677
Trading portfolio (w/o loans)	2,782	3,360	3,283	3,019	1,816	1,768	1,717	1,725
Available-for-sale financial assets	2,944	4,402	3,512	2,572	4,127	2,861	2,887	2,949
Due from credit institutions**	2,471	2,713	2,860	2,049	2,625	2,798	3,773	3,151
Intangible assets and property and equipment	332	332	326	350	365	360	365	373
Other assets	4,108	2,534	3,405	5,208	2,845	4,284	3,530	2,799

Total assets/liabilities & shareholders’ equity	37,198	38,895	38,563	38,906	39,035	41,146	42,315	40,674

Customer deposits**	18,353	18,829	19,305	20,175	20,547	23,228	23,192	22,411
Marketable debt securities**	5,462	5,558	5,174	5,601	5,819	5,539	6,329	6,082
Subordinated debt**	1,046	1,124	1,223	1,285	1,288	1,354	1,175	1,151
Insurance liabilities	314	349	333	—	—	—	—	—
Due to credit institutions**	4,207	5,063	4,874	4,851	4,825	4,970	4,954	4,666
Other liabilities	5,054	5,609	5,430	5,112	3,928	3,794	4,525	4,294
Shareholders’ equity***	2,761	2,364	2,224	1,882	2,629	2,261	2,138	2,071

Other customer funds under management	4,929	4,757	4,712	4,846	5,091	5,126	4,751	4,563

Mutual funds	4,868	4,675	4,635	4,846	5,091	5,126	4,751	4,563
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	61	82	77	—	—	—	—	—

Customer funds under management	29,791	30,267	30,414	31,908	32,745	35,246	35,447	34,206

** Including all on-balance sheet balances for this item *** Not including profit of the year

Other information
NPL ratio	3.80	3.65	3.63	3.85	4.52	4.65	5.00	5.17
NPL coverage	88.9	88.9	87.9	73.4	68.3	64.0	60.8	57.7

Spread (Retail Banking)	7.47	7.04	6.83	6.87	7.01	6.98	6.84	6.61

Spread loans	4.38	4.14	4.18	4.35	4.56	4.62	4.48	4.36
Spread deposits	3.09	2.90	2.65	2.52	2.45	2.36	2.36	2.25

Chile

US$ million

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	2,218	2,111	108	5.1

Net fees	574	586	(12)	(2.1)
Gains (losses) on financial transactions	159	110	49	44.5
Other operating income*	12	57	(46)	(79.8)

Gross income	2,963	2,864	99	3.5

Operating expenses	(1,184)	(1,123)	(62)	5.5
General administrative expenses	(1,060)	(999)	(61)	6.1
Personnel	(667)	(634)	(32)	5.1
Other general administrative expenses	(393)	(364)	(29)	7.9
Depreciation and amortisation	(125)	(124)	(1)	0.4

Net operating income	1,778	1,741	37	2.2

Net loan-loss provisions	(736)	(528)	(208)	39.4
Other income	7	56	(49)	(87.6)

Profit before taxes	1,049	1,269	(220)	(17.3)

Tax on profit	(134)	(159)	25	(15.5)

Profit from continuing operations	915	1,110	(195)	(17.6)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	915	1,110	(195)	(17.6)

Minority interests	275	260	15	5.6

Attributable profit to the Group	640	849	(210)	(24.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.12	31.12.11	Amount	%
Balance sheet
Customer loans**	39,156	33,265	5,892	17.7
Trading portfolio (w/o loans)	2,276	3,907	(1,630)	(41.7)
Available-for-sale financial assets	3,890	3,328	563	16.9
Due from credit institutions**	4,157	2,651	1,507	56.8
Intangible assets and property and equipment	492	453	39	8.6
Other assets	3,693	6,739	(3,045)	(45.2)

Total assets/liabilities & shareholders’ equity	53,665	50,341	3,325	6.6

Customer deposits**	29,569	26,105	3,464	13.3
Marketable debt securities**	8,025	7,247	778	10.7
Subordinated debt**	1,518	1,663	(145)	(8.7)
Insurance liabilities	—	—	—	—
Due to credit institutions**	6,156	6,277	(121)	(1.9)
Other liabilities	5,665	6,614	(949)	(14.3)
Shareholders’ equity***	2,733	2,435	297	12.2

Other customer funds under management	6,020	6,271	(251)	(4.0)

Mutual funds	6,020	6,271	(251)	(4.0)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	45,132	41,285	3,846	9.3

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Chile

US$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	490	557	516	548	566	531	509	613

Net fees	150	158	146	133	146	144	143	141
Gains (losses) on financial transactions	41	42	14	12	21	53	49	35
Other operating income*	18	26	12	1	6	4	2	(1)

Gross income	699	782	688	694	739	733	703	788

Operating expenses	(261)	(288)	(297)	(277)	(278)	(297)	(300)	(310)
General administrative expenses	(229)	(257)	(265)	(247)	(250)	(266)	(269)	(275)
Personnel	(142)	(165)	(171)	(158)	(154)	(171)	(169)	(173)
Other general administrative expenses	(87)	(93)	(95)	(90)	(96)	(95)	(100)	(102)
Depreciation and amortisation	(31)	(31)	(32)	(30)	(28)	(31)	(31)	(35)

Net operating income	438	494	391	417	461	436	403	478

Net loan-loss provisions	(103)	(122)	(185)	(119)	(164)	(154)	(215)	(204)
Other income	2	5	30	19	(6)	(13)	18	8

Profit before taxes	338	376	236	318	292	268	206	283

Tax on profit	(55)	(32)	(23)	(50)	(40)	(33)	(30)	(31)

Profit from continuing operations	283	345	214	268	251	236	176	251

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	283	345	214	268	251	236	176	251

Minority interests	61	77	47	74	77	73	49	75

Attributable profit to the Group	222	267	166	194	174	162	127	176

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans**	34,896	36,934	33,996	33,265	36,405	36,605	38,845	39,156
Trading portfolio (w/o loans)	3,952	4,856	4,433	3,907	2,425	2,226	2,219	2,276
Available-for-sale financial assets	4,182	6,363	4,743	3,328	5,512	3,602	3,733	3,890
Due from credit institutions**	3,510	3,921	3,861	2,651	3,506	3,522	4,878	4,157
Intangible assets and property and equipment	471	479	440	453	488	454	472	492
Other assets	5,836	3,663	4,598	6,739	3,800	5,394	4,565	3,693

Total assets/liabilities & shareholders’ equity	52,848	56,215	52,071	50,341	52,136	51,803	54,713	53,665

Customer deposits**	26,074	27,213	26,068	26,105	27,442	29,243	29,988	29,569
Marketable debt securities**	7,760	8,033	6,986	7,247	7,772	6,973	8,183	8,025
Subordinated debt**	1,486	1,625	1,651	1,663	1,721	1,705	1,519	1,518
Insurance liabilities	447	505	449	—	—	—	—	—
Due to credit institutions**	5,977	7,317	6,581	6,277	6,444	6,257	6,406	6,156
Other liabilities	7,181	8,107	7,332	6,614	5,246	4,777	5,851	5,665
Shareholders’ equity***	3,923	3,416	3,003	2,435	3,511	2,847	2,765	2,733

Other customer funds under management	7,003	6,875	6,363	6,271	6,800	6,454	6,143	6,020

Mutual funds	6,916	6,757	6,259	6,271	6,800	6,454	6,143	6,020
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	87	118	104	—	—	—	—	—

Customer funds under management	42,323	43,746	41,068	41,285	43,734	44,375	45,833	45,132

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Chile

Ch$ million

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	1,078,750	1,020,270	58,480	5.7

Net fees	279,243	283,429	(4,185)	(1.5)
Gains (losses) on financial transactions	77,126	53,075	24,051	45.3
Other operating income*	5,618	27,585	(21,967)	(79.6)

Gross income	1,440,738	1,384,359	56,379	4.1

Operating expenses	(575,906)	(542,750)	(33,155)	6.1
General administrative expenses	(515,329)	(482,793)	(32,536)	6.7
Personnel	(324,142)	(306,652)	(17,490)	5.7
Other general administrative expenses	(191,187)	(176,141)	(15,046)	8.5
Depreciation and amortisation	(60,577)	(59,957)	(620)	1.0

Net operating income	864,832	841,608	23,224	2.8

Net loan-loss provisions	(358,102)	(255,366)	(102,737)	40.2
Other income	3,379	27,057	(23,679)	(87.5)

Profit before taxes	510,109	613,300	(103,192)	(16.8)

Tax on profit	(65,334)	(76,851)	11,517	(15.0)

Profit from continuing operations	444,775	536,449	(91,674)	(17.1)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	444,775	536,449	(91,674)	(17.1)

Minority interests	133,706	125,881	7,825	6.2

Attributable profit to the Group	311,069	410,568	(99,499)	(24.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.12	31.12.11	Amount	%
Balance sheet
Customer loans**	18,748,111	17,259,426	1,488,685	8.6
Trading portfolio (w/o loans)	1,089,813	2,026,907	(937,095)	(46.2)
Available-for-sale financial assets	1,862,768	1,726,478	136,290	7.9
Due from credit institutions**	1,990,545	1,375,240	615,305	44.7
Intangible assets and property and equipment	235,386	234,882	504	0.2
Other assets	1,768,299	3,496,311	(1,728,012)	(49.4)

Total assets/liabilities & shareholders’ equity	25,694,922	26,119,245	(424,323)	(1.6)

Customer deposits**	14,157,440	13,544,388	613,052	4.5
Marketable debt securities**	3,842,344	3,759,916	82,428	2.2
Subordinated debt**	726,878	863,006	(136,127)	(15.8)
Insurance liabilities	—	—	—	—
Due to credit institutions**	2,947,439	3,256,723	(309,285)	(9.5)
Other liabilities	2,712,423	3,431,580	(719,157)	(21.0)
Shareholders’ equity***	1,308,398	1,263,632	44,765	3.5

Other customer funds under management	2,882,327	3,253,601	(371,274)	(11.4)

Mutual funds	2,882,327	3,253,601	(371,274)	(11.4)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	21,608,990	21,420,910	188,080	0.9

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Chile

Ch$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	236,045	261,700	243,326	279,199	276,624	263,818	245,058	293,249

Net fees	72,223	74,253	68,609	68,344	71,257	71,591	69,145	67,251
Gains (losses) on financial transactions	19,966	19,767	6,591	6,750	10,143	26,207	23,883	16,894
Other operating income*	8,618	12,132	5,662	1,172	2,981	2,215	752	(329)

Gross income	336,852	367,853	324,188	355,466	361,004	363,830	338,838	377,065

Operating expenses	(125,548)	(135,471)	(140,143)	(141,588)	(135,622)	(147,288)	(144,815)	(148,181)
General administrative expenses	(110,395)	(120,885)	(125,134)	(126,380)	(122,154)	(132,065)	(129,847)	(131,264)
Personnel	(68,269)	(77,392)	(80,416)	(80,574)	(75,162)	(84,641)	(81,616)	(82,723)
Other general administrative expenses	(42,126)	(43,493)	(44,717)	(45,805)	(46,992)	(47,423)	(48,231)	(48,541)
Depreciation and amortisation	(15,153)	(14,586)	(15,009)	(15,208)	(13,468)	(15,223)	(14,968)	(16,918)

Net operating income	211,304	232,381	184,045	213,878	225,382	216,542	194,024	228,884

Net loan-loss provisions	(49,410)	(57,574)	(87,269)	(61,113)	(80,018)	(76,598)	(104,058)	(97,428)
Other income	1,055	2,145	14,288	9,569	(2,746)	(6,563)	8,851	3,836

Profit before taxes	162,949	176,953	111,064	162,335	142,618	133,382	98,816	135,292

Tax on profit	(26,455)	(14,758)	(10,659)	(24,979)	(19,721)	(16,209)	(14,442)	(14,961)

Profit from continuing operations	136,494	162,195	100,405	137,355	122,897	117,173	84,374	120,332

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	136,494	162,195	100,405	137,355	122,897	117,173	84,374	120,332

Minority interests	29,553	36,460	22,221	37,647	37,741	36,492	23,357	36,115

Attributable profit to the Group	106,940	125,735	78,184	99,709	85,155	80,681	61,016	84,217

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans**	16,779,549	17,312,815	17,716,827	17,259,426	17,698,244	18,348,049	18,372,766	18,748,111
Trading portfolio (w/o loans)	1,900,341	2,276,042	2,310,269	2,026,907	1,179,112	1,115,756	1,049,765	1,089,813
Available-for-sale financial assets	2,011,073	2,982,570	2,471,693	1,726,478	2,679,752	1,805,655	1,765,557	1,862,768
Due from credit institutions**	1,687,726	1,837,839	2,012,385	1,375,240	1,704,231	1,765,475	2,307,234	1,990,545
Intangible assets and property and equipment	226,689	224,592	229,232	234,882	237,232	227,468	223,420	235,386
Other assets	2,806,379	1,717,032	2,396,458	3,496,311	1,847,166	2,703,655	2,159,014	1,768,299

Total assets/liabilities & shareholders’ equity	25,411,757	26,350,891	27,136,863	26,119,245	25,345,737	25,966,059	25,877,755	25,694,922

Customer deposits**	12,537,904	12,756,046	13,585,435	13,544,388	13,340,968	14,658,296	14,183,400	14,157,440
Marketable debt securities**	3,731,600	3,765,250	3,640,664	3,759,916	3,778,230	3,495,417	3,870,576	3,842,344
Subordinated debt**	714,574	761,731	860,474	863,006	836,527	854,557	718,668	726,878
Insurance liabilities	214,729	236,550	234,117	—	—	—	—	—
Due to credit institutions**	2,873,973	3,429,883	3,429,901	3,256,723	3,132,636	3,136,314	3,029,869	2,947,439
Other liabilities	3,452,794	3,800,166	3,821,126	3,431,580	2,550,263	2,394,368	2,767,583	2,712,423
Shareholders’ equity**	1,886,182	1,601,266	1,565,146	1,263,632	1,707,114	1,427,106	1,307,659	1,308,398

Other customer funds under management	3,367,169	3,222,683	3,316,065	3,253,601	3,305,670	3,234,844	2,905,322	2,882,327

Mutual funds	3,325,336	3,167,316	3,261,897	3,253,601	3,305,670	3,234,844	2,905,322	2,882,327
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	41,833	55,367	54,168	—	—	—	—	—

Customer funds under management	20,351,248	20,505,709	21,402,638	21,420,910	21,261,394	22,243,115	21,677,967	21,608,990

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

USA

EUR million

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	1,695	1,702	(7)	(0.4)

Net fees	378	379	(1)	(0.3)
Gains (losses) on financial transactions	244	190	54	28.5
Other operating income*	287	466	(179)	(38.4)

Gross income	2,605	2,737	(133)	(4.8)

Operating expenses	(1,174)	(997)	(178)	17.8
General administrative expenses	(1,029)	(883)	(146)	16.6
Personnel	(566)	(478)	(89)	18.6
Other general administrative expenses	(463)	(405)	(58)	14.2
Depreciation and amortisation	(145)	(114)	(31)	27.4

Net operating income	1,430	1,741	(310)	(17.8)

Net loan-loss provisions	(265)	(443)	178	(40.2)
Other income	(187)	(61)	(125)	204.4

Profit before taxes	979	1,237	(258)	(20.8)

Tax on profit	(168)	(226)	59	(25.9)

Profit from continuing operations	811	1,010	(199)	(19.7)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	811	1,010	(199)	(19.7)

Minority interests	—	—	—	—

Attributable profit to the Group	811	1,010	(199)	(19.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.12	31.12.11	Amount	%
Balance sheet
Customer loans**	41,331	40,194	1,137	2.8
Trading portfolio (w/o loans)	275	271	3	1.3
Available-for-sale financial assets	14,791	12,435	2,357	19.0
Due from credit institutions**	714	677	38	5.6
Intangible assets and property and equipment	560	493	67	13.6
Other assets	5,265	5,705	(441)	(7.7)

Total assets/liabilities & shareholders’ equity	62,937	59,776	3,161	5.3

Customer deposits**	38,116	36,884	1,233	3.3
Marketable debt securities**	820	1,653	(833)	(50.4)
Subordinated debt**	1,986	2,275	(289)	(12.7)
Insurance liabilities	—	—	—	—
Due to credit institutions**	14,215	11,564	2,651	22.9
Other liabilities	2,621	2,859	(238)	(8.3)
Shareholders’ equity***	5,179	4,542	637	14.0

Other customer funds under management	—	1	(1)	(100.0)

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	1	(1)	(100.0)
Savings-insurance policies	—	—	—	—

Customer funds under management	40,922	40,812	110	0.3

** Including all on-balance sheet balances for this item *** Not including profit of the year

Ratios (%) and other data
ROE	15.53	24.76	(9.23 p. )
Efficiency ratio (with amortisations)	45.1	36.4	8.7 p.
NPL ratio	2.29	2.85	(0.56 p. )
NPL coverage	105.9	96.2	9.7 p.
Number of employees (direct & indirect)	9,525	9,187	338	3.7
Number of branches	722	723	(1)	(0.1)

USA

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	441	420	422	419	430	428	430	408

Net fees	93	97	102	87	95	97	95	91
Gains (losses) on financial transactions	37	27	39	87	58	78	50	58
Other operating income*	140	121	91	114	81	74	70	63

Gross income	711	664	654	708	663	677	644	620

Operating expenses	(240)	(231)	(243)	(284)	(276)	(295)	(302)	(301)
General administrative expenses	(216)	(201)	(213)	(253)	(246)	(259)	(261)	(264)
Personnel	(120)	(115)	(121)	(122)	(137)	(139)	(146)	(144)
Other general administrative expenses	(96)	(86)	(92)	(132)	(109)	(120)	(115)	(119)
Depreciation and amortisation	(24)	(29)	(30)	(30)	(30)	(36)	(41)	(37)

Net operating income	471	434	411	424	387	382	342	319

Net loan-loss provisions	(98)	(149)	(78)	(118)	(71)	(79)	(52)	(62)
Other income	(27)	(22)	(23)	11	(19)	(28)	(141)	1

Profit before taxes	346	263	310	318	297	276	148	258

Tax on profit	(57)	(35)	(66)	(68)	(57)	(60)	(20)	(31)

Profit from continuing operations	290	228	244	249	240	216	128	227

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	290	228	244	249	240	216	128	227

Minority interests	—	—	—	—	—	—	—	—

Attributable profit to the Group	290	228	244	249	240	216	128	227

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans**	35,850	35,407	37,936	40,194	40,030	42,984	41,845	41,331
Trading portfolio (w/o loans)	175	196	269	271	245	305	313	275
Available-for-sale financial assets	9,603	9,394	10,438	12,435	13,421	12,854	13,972	14,791
Due from credit institutions**	518	682	807	677	512	644	615	714
Intangible assets and property and equipment	507	518	568	493	479	529	532	560
Other assets	5,063	5,325	4,810	5,705	5,393	6,443	6,384	5,265

Total assets/liabilities & shareholders’ equity	51,717	51,522	54,829	59,776	60,081	63,759	63,662	62,937

Customer deposits**	33,190	32,776	35,141	36,884	37,828	38,344	38,454	38,116
Marketable debt securities**	1,499	1,751	1,617	1,653	563	388	838	820
Subordinated debt**	2,274	2,142	2,293	2,275	2,220	2,359	2,504	1,986
Insurance liabilities	—	—	—	—	0	—	—	—
Due to credit institutions**	8,611	8,616	8,837	11,564	12,363	15,055	13,944	14,215
Other liabilities	2,028	2,209	2,599	2,859	2,003	2,198	2,637	2,621
Shareholders’ equity***	4,114	4,027	4,342	4,542	5,105	5,415	5,285	5,179

Other customer funds under management	19	14	3	1	1	0	0	—

Mutual funds	—	—	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	19	14	3	1	1	0	0	—
Savings-insurance policies	—	—	—	—	—	—	—	—

Customer funds under management	36,983	36,682	39,054	40,812	40,611	41,091	41,796	40,922

** Including all on-balance sheet balances for this item *** Not including profit of the year

Other information
NPL ratio	4.15	3.76	3.22	2.85	2.46	2.27	2.31	2.29
NPL coverage	81.6	85.4	93.2	96.2	107.4	113.3	109.7	105.9

Spread (Retail Banking)	2.94	2.90	2.62	2.75	2.82	2.86	2.74	2.68

Spread loans	2.16	2.24	2.22	2.29	2.36	2.45	2.37	2.39
Spread deposits	0.78	0.66	0.40	0.46	0.46	0.41	0.37	0.29

USA

US$ million

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	2,177	2,366	(189)	(8.0)

Net fees	485	527	(42)	(7.9)
Gains (losses) on financial transactions	314	264	49	18.7
Other operating income*	369	648	(280)	(43.1)

Gross income	3,345	3,806	(461)	(12.1)

Operating expenses	(1,508)	(1,386)	(122)	8.8
General administrative expenses	(1,322)	(1,228)	(94)	7.7
Personnel	(727)	(664)	(63)	9.5
Other general administrative expenses	(595)	(564)	(31)	5.5
Depreciation and amortisation	(186)	(158)	(28)	17.7

Net operating income	1,837	2,420	(583)	(24.1)

Net loan-loss provisions	(340)	(616)	276	(44.8)
Other income	(240)	(85)	(155)	181.2

Profit before taxes	1,257	1,719	(462)	(26.9)

Tax on profit	(215)	(315)	99	(31.6)

Profit from continuing operations	1,042	1,404	(363)	(25.8)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,042	1,404	(363)	(25.8)

Minority interests	—	—	—	—

Attributable profit to the Group	1,042	1,404	(363)	(25.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.12	31.12.11	Amount	%
Balance sheet
Customer loans**	54,532	52,007	2,525	4.9
Trading portfolio (w/o loans)	363	351	11	3.2
Available-for-sale financial assets	19,516	16,089	3,427	21.3
Due from credit institutions**	942	875	67	7.7
Intangible assets and property and equipment	739	639	101	15.8
Other assets	6,946	7,382	(436)	(5.9)

Total assets/liabilities & shareholders’ equity	83,039	77,344	5,695	7.4

Customer deposits**	50,290	47,724	2,567	5.4
Marketable debt securities**	1,081	2,138	(1,057)	(49.4)
Subordinated debt**	2,621	2,944	(323)	(11.0)
Insurance liabilities	—	—	—	—
Due to credit institutions**	18,755	14,963	3,792	25.3
Other liabilities	3,458	3,699	(240)	(6.5)
Shareholders’ equity***	6,833	5,877	956	16.3

Other customer funds under management	—	1	(1)	(100.0)

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	1	(1)	(100.0)
Savings-insurance policies	—	—	—	—

Customer funds under management	53,992	52,807	1,186	2.2

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

USA

US$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	603	604	595	564	563	548	536	530

Net fees	128	140	143	116	125	125	118	117
Gains (losses) on financial transactions	50	39	56	120	76	101	62	75
Other operating income*	191	174	129	154	106	94	87	82

Gross income	972	957	924	953	869	868	803	805

Operating expenses	(328)	(332)	(342)	(383)	(362)	(378)	(378)	(390)
General administrative expenses	(295)	(290)	(300)	(343)	(323)	(332)	(326)	(342)
Personnel	(164)	(166)	(170)	(164)	(180)	(178)	(182)	(187)
Other general administrative expenses	(131)	(124)	(130)	(179)	(143)	(154)	(144)	(155)
Depreciation and amortisation	(33)	(42)	(42)	(41)	(39)	(46)	(52)	(49)

Net operating income	644	625	581	570	507	490	425	414

Net loan-loss provisions	(134)	(213)	(111)	(158)	(93)	(101)	(65)	(81)
Other income	(36)	(32)	(33)	16	(25)	(35)	(180)	1

Profit before taxes	474	380	438	428	389	353	181	334

Tax on profit	(78)	(51)	(93)	(93)	(75)	(76)	(24)	(40)

Profit from continuing operations	396	329	344	335	314	277	156	294

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	396	329	344	335	314	277	156	294

Minority interests	—	—	—	—	—	—	—	—

Attributable profit to the Group	396	329	344	335	314	277	156	294

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans**	50,932	51,174	51,225	52,007	53,464	54,117	54,106	54,532
Trading portfolio (w/o loans)	249	283	363	351	328	384	405	363
Available-for-sale financial assets	13,643	13,578	14,095	16,089	17,926	16,183	18,065	19,516
Due from credit institutions**	736	985	1,090	875	684	811	796	942
Intangible assets and property and equipment	721	748	768	639	640	666	688	739
Other assets	7,193	7,697	6,495	7,382	7,203	8,111	8,255	6,946

Total assets/liabilities & shareholders’ equity	73,474	74,464	74,035	77,344	80,244	80,273	82,315	83,039

Customer deposits**	47,154	47,371	47,451	47,724	50,523	48,276	49,721	50,290
Marketable debt securities**	2,130	2,531	2,183	2,138	752	489	1,083	1,081
Subordinated debt**	3,231	3,096	3,096	2,944	2,965	2,969	3,238	2,621
Insurance liabilities	—	—	—	—	0	—	—	—
Due to credit institutions**	12,234	12,453	11,932	14,963	16,511	18,954	18,030	18,755
Other liabilities	2,882	3,193	3,510	3,699	2,676	2,767	3,410	3,458
Shareholders’ equity***	5,844	5,821	5,863	5,877	6,818	6,818	6,833	6,833

Other customer funds under management	27	20	4	1	1	0	0	—

Mutual funds	—	—	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	27	20	4	1	1	0	0	—
Savings-insurance policies	—	—	—	—	—	—	—	—

Customer funds under management	52,542	53,017	52,735	52,807	54,240	51,734	54,042	53,992

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Sovereign Bank

EUR million

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	1,695	1,678	17	1.0

Net fees	378	374	4	0.9
Gains (losses) on financial transactions	244	190	54	28.5
Other operating income*	(54)	(55)	1	(1.6)

Gross income	2,264	2,188	75	3.4

Operating expenses	(1,172)	(976)	(196)	20.0
General administrative expenses	(1,027)	(863)	(163)	18.9
Personnel	(564)	(469)	(95)	20.2
Other general administrative expenses	(463)	(394)	(69)	17.5
Depreciation and amortisation	(145)	(113)	(32)	28.4

Net operating income	1,092	1,212	(120)	(9.9)

Net loan-loss provisions	(265)	(374)	110	(29.3)
Other income	(187)	(61)	(125)	204.4

Profit before taxes	640	776	(136)	(17.5)

Tax on profit	(168)	(250)	82	(32.7)

Profit from continuing operations	472	526	(54)	(10.3)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	472	526	(54)	(10.3)

Minority interests	—	—	—	—

Attributable profit to the Group	472	526	(54)	(10.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Sovereign Bank

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	432	411	417	418	430	428	430	408

Net fees	93	96	100	85	95	97	95	91
Gains (losses) on financial transactions	37	27	39	87	58	78	50	58
Other operating income*	(16)	(16)	(12)	(11)	(14)	(10)	(13)	(17)

Gross income	546	518	545	579	569	594	561	540

Operating expenses	(237)	(227)	(239)	(272)	(275)	(294)	(301)	(301)
General administrative expenses	(213)	(198)	(210)	(242)	(245)	(258)	(260)	(263)
Personnel	(118)	(113)	(119)	(120)	(137)	(138)	(145)	(144)
Other general administrative expenses	(95)	(85)	(91)	(123)	(109)	(119)	(115)	(119)
Depreciation and amortisation	(24)	(29)	(30)	(30)	(30)	(36)	(41)	(38)

Net operating income	309	291	306	307	293	300	260	239

Net loan-loss provisions	(98)	(81)	(78)	(117)	(71)	(79)	(52)	(62)
Other income	(27)	(22)	(23)	11	(19)	(28)	(141)	1

Profit before taxes	184	187	204	201	203	194	66	178

Tax on profit	(56)	(60)	(66)	(69)	(58)	(60)	(20)	(31)

Profit from continuing operations	128	128	138	132	146	134	45	147

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	128	128	138	132	146	134	45	147

Minority interests	—	—	—	—	—	—	—	—

Attributable profit to the Group	128	128	138	132	146	134	45	147

*	Including dividends, income from equity-accounted method and other operating income/expenses

Sovereign Bank

US$ million

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	2,177	2,334	(156)	(6.7)

Net fees	485	521	(35)	(6.8)
Gains (losses) on financial transactions	314	264	49	18.7
Other operating income*	(69)	(76)	7	(9.1)

Gross income	2,907	3,042	(135)	(4.4)

Operating expenses	(1,505)	(1,357)	(148)	10.9
General administrative expenses	(1,318)	(1,200)	(118)	9.9
Personnel	(724)	(653)	(72)	11.0
Other general administrative expenses	(594)	(547)	(47)	8.5
Depreciation and amortisation	(186)	(157)	(29)	18.6

Net operating income	1,402	1,685	(283)	(16.8)

Net loan-loss provisions	(340)	(520)	180	(34.7)
Other income	(240)	(85)	(155)	181.2

Profit before taxes	823	1,080	(257)	(23.8)

Tax on profit	(216)	(348)	132	(37.9)

Profit from continuing operations	606	732	(125)	(17.1)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	606	732	(125)	(17.1)

Minority interests	—	—	—	—

Attributable profit to the Group	606	732	(125)	(17.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Sovereign Bank

US$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	591	591	589	562	563	548	536	530

Net fees	127	138	141	114	125	125	118	117
Gains (losses) on financial transactions	50	39	56	120	76	101	62	75
Other operating income*	(22)	(23)	(17)	(14)	(18)	(12)	(17)	(22)

Gross income	746	745	770	781	745	762	700	700

Operating expenses	(324)	(327)	(338)	(368)	(361)	(377)	(377)	(390)
General administrative expenses	(291)	(285)	(296)	(328)	(322)	(331)	(325)	(341)
Personnel	(161)	(163)	(168)	(161)	(179)	(177)	(181)	(187)
Other general administrative expenses	(130)	(123)	(129)	(167)	(143)	(153)	(143)	(155)
Depreciation and amortisation	(33)	(42)	(42)	(40)	(39)	(46)	(52)	(49)

Net operating income	422	418	432	413	385	384	323	310

Net loan-loss provisions	(134)	(117)	(111)	(158)	(93)	(101)	(65)	(81)
Other income	(36)	(32)	(33)	16	(25)	(35)	(180)	1

Profit before taxes	252	269	288	271	266	248	78	230

Tax on profit	(76)	(86)	(93)	(93)	(75)	(77)	(24)	(40)

Profit from continuing operations	176	183	195	177	191	171	54	190

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	176	183	195	177	191	171	54	190

Minority interests	—	—	—	—	—	—	—	—

Attributable profit to the Group	176	183	195	177	191	171	54	190

*	Including dividends, income from equity-accounted method and other operating income/expenses

Corporate Activities

EUR million

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	(2,458)	(2,172)	(286)	13.1

Net fees	(31)	(16)	(15)	96.5
Gains (losses) on financial transactions	561	605	(43)	(7.2)
Dividends	53	57	(4)	(6.5)
Income from equity-accounted method	(119)	5	(125)	—
Other operating income/expenses	99	129	(30)	(23.6)

Gross income	(1,895)	(1,392)	(503)	36.1

Operating expenses	(837)	(838)	1	(0.1)
General administrative expenses	(705)	(733)	28	(3.8)
Personnel	(169)	(285)	116	(40.7)
Other general administrative expenses	(536)	(448)	(88)	19.7
Depreciation and amortisation	(132)	(105)	(27)	25.7

Net operating income	(2,733)	(2,230)	(502)	22.5

Net loan-loss provisions	(66)	37	(104)	—
Other income	(940)	(429)	(511)	119.0

Ordinary profit before taxes	(3,739)	(2,623)	(1,117)	42.6

Tax on profit	442	440	2	0.4

Ordinary profit from continuing operations	(3,297)	(2,183)	(1,115)	51.1

Net profit from discontinued operations	0	—	0	—

Ordinary consolidated profit	(3,297)	(2,183)	(1,115)	51.1

Minority interests	(34)	(20)	(14)	73.8

Ordinary attributable profit to the Group	(3,263)	(2,163)	(1,100)	50.9

Net capital gains and provisions	(3,127)	(1,670)	(1,457)	87.3

Attributable profit to the Group	(6,391)	(3,833)	(2,558)	66.7

			Variation
	31.12.12	31.12.11	Amount	%
Balance sheet
Trading portfolio (w/o loans)	5,263	7,727	(2,464)	(31.9)
Available-for-sale financial assets	25,663	23,297	2,366	10.2
Investments	751	908	(157)	(17.3)
Goodwill	24,626	25,089	(463)	(1.8)
Liquidity lent to the Group	—	10,440	(10,440)	(100.0)
Capital assigned to Group areas	70,022	67,699	2,323	3.4
Other assets	111,225	101,749	9,476	9.3

Total assets/liabilities & shareholders’ equity	237,549	236,908	641	0.3

Customer deposits*	615	19,672	(19,057)	(96.9)
Marketable debt securities*	66,074	62,253	3,821	6.1
Subordinated debt	4,692	5,477	(785)	(14.3)
Other liabilities	86,480	72,391	14,088	19.5
Group capital and reserves**	79,689	77,115	2,574	3.3

Other customer funds under management	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	71,381	87,402	(16,022)	(18.3)

* Including all on-balance sheet balances for this item ** Not including profit of the year

Resources
Number of employees (direct & indirect)	2,402	2,297	105	4.6

Corporate Activities

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	(511)	(613)	(553)	(495)	(513)	(615)	(654)	(675)

Net fees	(4)	(4)	(2)	(6)	(13)	(9)	(3)	(6)
Gains (losses) on financial transactions	(74)	159	286	234	46	208	156	151
Dividends	4	17	20	15	14	10	21	8
Income from equity-accounted method	1	1	0	3	(16)	(18)	(49)	(36)
Other operating income/expenses	28	46	30	24	31	26	34	8

Gross income	(556)	(394)	(219)	(223)	(452)	(398)	(495)	(551)

Operating expenses	(245)	(207)	(203)	(183)	(249)	(228)	(230)	(130)
General administrative expenses	(212)	(179)	(173)	(169)	(214)	(205)	(176)	(111)
Personnel	(88)	(69)	(78)	(49)	(78)	(71)	(34)	14
Other general administrative expenses	(124)	(110)	(95)	(120)	(136)	(133)	(142)	(125)
Depreciation and amortisation	(33)	(28)	(30)	(14)	(35)	(23)	(54)	(19)

Net operating income	(801)	(601)	(422)	(406)	(700)	(626)	(726)	(681)

Net loan-loss provisions	(69)	87	22	(3)	(15)	(12)	(25)	(15)
Other income	(187)	(143)	(21)	(78)	(117)	(166)	(73)	(583)

Ordinary profit before taxes	(1,056)	(657)	(422)	(487)	(832)	(804)	(824)	(1,279)

Tax on profit	222	63	55	101	56	85	18	283

Ordinary profit from continuing operations	(834)	(594)	(367)	(387)	(776)	(719)	(806)	(996)

Net profit from discontinued operations	—	—	(19)	19	—	(0)	0	—

Ordinary consolidated profit	(834)	(594)	(386)	(368)	(776)	(719)	(806)	(996)

Minority interests	0	4	(2)	(22)	(32)	3	4	(9)

Ordinary attributable profit to the Group	(835)	(598)	(384)	(346)	(744)	(722)	(810)	(987)

Net capital gains and provisions	—	—	—	(1,670)	—	(1,304)	(1,223)	(601)

Attributable profit to the Group	(835)	(598)	(384)	(2,016)	(744)	(2,026)	(2,033)	(1,588)

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Trading portfolio (w/o loans)	4,833	5,268	4,842	7,727	7,476	8,460	10,476	5,263
Available-for-sale financial assets	21,386	21,890	19,806	23,297	30,379	28,065	28,594	25,663
Investments	38	39	959	908	900	899	855	751
Goodwill	23,856	26,527	25,914	25,089	25,200	25,136	25,178	24,626
Liquidity lent to the Group	30,236	23,035	15,621	10,440	1,806	10,743	1,297	—
Capital assigned to Group areas	69,132	69,199	67,798	67,699	73,543	72,491	70,725	70,022
Other assets	74,185	72,618	91,989	101,749	102,191	86,529	84,121	111,225

Total assets/liabilities & shareholders’ equity	223,665	218,575	226,930	236,908	241,496	232,323	221,246	237,549

Customer deposits*	11,448	11,256	11,981	19,672	17,385	11,116	578	615
Marketable debt securities*	64,020	61,598	61,382	62,253	66,098	62,938	65,139	66,074
Subordinated debt	10,000	9,202	8,973	5,477	5,505	5,123	4,712	4,692
Other liabilities	59,385	61,182	69,612	72,391	73,418	74,199	71,007	86,480
Group capital and reserves**	78,812	75,337	74,982	77,115	79,091	78,947	79,811	79,689

Other customer funds under management	—	—	—	—	—	—	—	—

Mutual funds	—	—	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—	—

Customer funds under management	85,469	82,056	82,336	87,402	88,988	79,177	70,429	71,381

*	Including all on-balance sheet balances for this item

Spain

EUR million

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	6,222	5,736	486	8.5

Net fees	2,134	2,294	(160)	(7.0)
Gains (losses) on financial transactions	378	187	190	101.7
Other operating income*	272	364	(92)	(25.3)

Gross income	9,006	8,582	424	4.9

Operating expenses	(3,989)	(4,088)	99	(2.4)
General administrative expenses	(3,593)	(3,698)	106	(2.9)
Personnel	(2,310)	(2,417)	106	(4.4)
Other general administrative expenses	(1,282)	(1,281)	(1)	0.1
Depreciation and amortisation	(397)	(390)	(7)	1.8

Net operating income	5,016	4,494	523	11.6

Net loan-loss provisions	(2,937)	(2,469)	(468)	18.9
Other income	(297)	(405)	109	(26.8)

Profit before taxes	1,782	1,619	163	10.1

Tax on profit	(480)	(437)	(43)	9.9

Profit from continuing operations	1,302	1,182	120	10.2

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,302	1,182	120	10.2

Minority interests	12	33	(21)	(64.2)

Attributable profit to the Group	1,290	1,149	141	12.3

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.12	31.12.11	Amount	%
Balance sheet
Customer loans**	194,170	212,104	(17,934)	(8.5)
Trading portfolio (w/o loans)	77,915	68,791	9,123	13.3
Available-for-sale financial assets	13,131	15,229	(2,098)	(13.8)
Due from credit institutions**	27,274	14,836	12,438	83.8
Intangible assets and property and equipment	4,549	3,796	753	19.8
Other assets	39,043	13,894	25,149	181.0

Total assets/liabilities & shareholders’ equity	356,082	328,651	27,432	8.3

Customer deposits**	190,313	174,268	16,046	9.2
Marketable debt securities**	30,011	29,603	408	1.4
Subordinated debt**	192	855	(663)	(77.6)
Insurance liabilities	963	382	581	152.2
Due to credit institutions**	32,098	25,937	6,162	23.8
Other liabilities	83,053	77,921	5,132	6.6
Shareholders’ equity***	19,452	19,686	(234)	(1.2)

Other customer funds under management	36,292	41,197	(4,905)	(11.9)

Mutual funds	23,093	27,425	(4,332)	(15.8)
Pension funds	9,289	8,884	405	4.6
Managed portfolios	3,911	4,888	(977)	(20.0)
Savings-insurance policies	—	—	—	—

Customer funds under management	256,808	245,923	10,886	4.4

** Including all on-balance sheet balances for this item *** Not including profit of the year

Ratios (%) and other data
ROE	6.55	5.67	0.88 p.
Efficiency ratio (with amortisations)	44.3	47.6	(3.3 p. )
NPL ratio	6.74	5.49	1.25 p.
NPL coverage	70.6	45.5	25.1 p.
Number of employees (direct & indirect)	31,438	31,889	(451)	(1.4)
Number of branches	4,683	4,781	(98)	(2.0)

Spain

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	1,339	1,506	1,451	1,440	1,478	1,624	1,577	1,544

Net fees	621	607	573	493	533	562	517	521
Gains (losses) on financial transactions	227	(10)	(46)	16	258	(54)	103	70
Other operating income*	61	152	61	90	37	162	20	53

Gross income	2,248	2,256	2,038	2,039	2,306	2,295	2,217	2,188

Operating expenses	(1,027)	(1,028)	(1,018)	(1,015)	(1,009)	(999)	(1,000)	(981)
General administrative expenses	(929)	(927)	(919)	(923)	(912)	(901)	(896)	(883)
Personnel	(610)	(614)	(604)	(590)	(590)	(585)	(585)	(550)
Other general administrative expenses	(319)	(313)	(315)	(334)	(322)	(317)	(310)	(333)
Depreciation and amortisation	(98)	(101)	(99)	(92)	(97)	(97)	(105)	(98)

Net operating income	1,222	1,229	1,020	1,024	1,296	1,296	1,217	1,207

Net loan-loss provisions	(312)	(595)	(724)	(838)	(774)	(785)	(529)	(849)
Other income	(75)	(101)	(96)	(133)	(150)	(14)	(109)	(25)

Profit before taxes	835	532	199	53	373	497	579	333

Tax on profit	(226)	(132)	(51)	(27)	(84)	(147)	(140)	(110)

Profit from continuing operations	609	400	148	25	289	351	439	223

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	609	400	148	25	289	351	439	223

Minority interests	16	13	7	(3)	6	12	7	(13)

Attributable profit to the Group	593	387	141	29	283	339	432	236

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans**	217,413	216,456	213,585	212,104	208,480	208,393	199,044	194,170
Trading portfolio (w/o loans)	42,226	47,412	66,688	68,791	69,715	75,144	78,879	77,915
Available-for-sale financial assets	14,620	14,691	12,156	15,229	17,969	16,517	14,169	13,131
Due from credit institutions**	20,324	16,728	15,582	14,836	16,669	23,973	22,547	27,274
Intangible assets and property and equipment	3,952	3,937	3,792	3,796	4,539	4,446	4,348	4,549
Other assets	8,351	9,849	8,114	13,894	15,516	13,136	11,851	39,043

Total assets/liabilities & shareholders’ equity	306,886	309,074	319,917	328,651	332,887	341,608	330,839	356,082

Customer deposits**	192,573	182,192	179,225	174,268	179,237	176,994	172,383	190,313
Marketable debt securities**	29,045	28,138	26,703	29,603	32,076	31,608	31,319	30,011
Subordinated debt**	1,215	1,236	858	855	803	291	201	192
Insurance liabilities	889	837	793	382	511	144	723	963
Due to credit institutions**	3,280	7,186	10,836	25,937	24,044	20,091	19,351	32,098
Other liabilities	59,498	68,946	81,535	77,921	76,171	92,862	87,583	83,053
Shareholders’ equity***	20,386	20,538	19,967	19,686	20,045	19,616	19,279	19,452

Other customer funds under management	46,795	45,276	42,244	41,197	40,660	36,126	36,422	36,292

Mutual funds	31,974	30,209	28,331	27,425	27,292	24,060	23,730	23,093
Pension funds	9,602	9,477	8,910	8,884	8,983	8,680	8,935	9,289
Managed portfolios	5,220	5,590	5,003	4,888	4,385	3,387	3,757	3,911
Savings-insurance policies	—	—	—	—	—	—	—	—

Customer funds under management	269,629	256,842	249,029	245,923	252,776	245,020	240,325	256,808

** Including all on-balance sheet balances for this item *** Not including profit of the year

Other information
NPL ratio	4.57	4.81	5.15	5.49	5.75	5.98	6.38	6.74
NPL coverage	53.0	49.3	45.6	45.5	45.9	53.2	65.0	70.6

Retail Banking

EUR million

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	29,986	28,733	1,253	4.4

Net fees	8,804	8,665	139	1.6
Gains (losses) on financial transactions	1,345	1,101	243	22.1
Other operating income*	(135)	82	(216)	—

Gross income	40,000	38,580	1,419	3.7

Operating expenses	(17,361)	(16,778)	(583)	3.5
General administrative expenses	(15,494)	(14,963)	(530)	3.5
Personnel	(9,055)	(8,715)	(341)	3.9
Other general administrative expenses	(6,438)	(6,249)	(190)	3.0
Depreciation and amortisation	(1,867)	(1,815)	(52)	2.9

Net operating income	22,639	21,802	837	3.8

Net loan-loss provisions	(12,337)	(9,793)	(2,543)	26.0
Other income	(1,450)	(2,471)	1,021	(41.3)

Ordinary profit before taxes	8,852	9,538	(685)	(7.2)

Tax on profit	(1,843)	(2,060)	217	(10.5)

Ordinary profit from continuing operations	7,009	7,478	(468)	(6.3)

Net profit from discontinued operations	(7)	(24)	17	(71.6)

Ordinary consolidated profit	7,002	7,453	(451)	(6.1)

Minority interests	698	543	155	28.6

Ordinary attributable profit to the Group	6,304	6,911	(606)	(8.8)

Net capital gains and provisions	81	—	81	—

Attributable profit to the Group	6,385	6,911	(526)	(7.6)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.12	31.12.11	Amount	%
Business volumes
Total assets	883,849	872,710	11,139	1.3
Customer loans	647,676	659,573	(11,897)	(1.8)
Customer deposits	552,316	532,034	20,282	3.8

Retail Banking

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	6,994	7,180	7,190	7,369	7,693	7,634	7,508	7,151

Net fees	2,093	2,250	2,248	2,073	2,221	2,179	2,219	2,185
Gains (losses) on financial transactions	332	430	213	127	309	401	317	317
Other operating income*	55	23	(22)	27	(55)	3	(32)	(51)

Gross income	9,473	9,883	9,629	9,596	10,168	10,218	10,012	9,602

Operating expenses	(4,023)	(4,125)	(4,215)	(4,415)	(4,342)	(4,256)	(4,383)	(4,380)
General administrative expenses	(3,595)	(3,674)	(3,755)	(3,940)	(3,897)	(3,814)	(3,884)	(3,900)
Personnel	(2,112)	(2,151)	(2,203)	(2,249)	(2,279)	(2,244)	(2,293)	(2,240)
Other general administrative expenses	(1,483)	(1,523)	(1,552)	(1,691)	(1,618)	(1,570)	(1,591)	(1,660)
Depreciation and amortisation	(428)	(451)	(460)	(476)	(445)	(442)	(499)	(480)

Net operating income	5,450	5,758	5,414	5,181	5,827	5,962	5,629	5,222

Net loan-loss provisions	(2,013)	(2,527)	(2,691)	(2,563)	(3,059)	(3,318)	(2,950)	(3,009)
Other income	(380)	(1,287)	(361)	(443)	(453)	(323)	(535)	(139)

Ordinary profit before taxes	3,057	1,943	2,363	2,175	2,315	2,321	2,143	2,074

Tax on profit	(707)	(365)	(543)	(445)	(477)	(517)	(474)	(375)

Ordinary profit from continuing operations	2,351	1,578	1,820	1,729	1,838	1,803	1,669	1,699

Net profit from discontinued operations	(6)	(0)	3	(22)	1	(4)	1	(5)

Ordinary consolidated profit	2,345	1,578	1,823	1,708	1,839	1,799	1,670	1,694

Minority interests	158	151	96	138	192	180	145	181

Ordinary attributable profit to the Group	2,187	1,427	1,727	1,570	1,647	1,619	1,525	1,513

Net capital gains and provisions	—	—	—	—	—	—	80	0

Attributable profit to the Group	2,187	1,427	1,727	1,570	1,647	1,619	1,605	1,513

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12	31.12.12
Business volumes
Total assets	830,146	849,019	851,198	872,710	879,077	890,560	888,689	883,849
Customer loans	627,624	631,470	639,764	659,573	670,702	684,418	676,357	647,676
Customer deposits	512,922	520,807	522,405	532,034	542,022	558,001	563,171	552,316

Retail Banking Continental Europe

EUR million

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	8,528	8,004	525	6.6

Net fees	3,139	3,169	(30)	(1.0)
Gains (losses) on financial transactions	495	266	229	86.3
Other operating income*	(166)	(25)	(141)	572.0

Gross income	11,996	11,414	582	5.1

Operating expenses	(5,461)	(5,377)	(83)	1.5
General administrative expenses	(4,898)	(4,867)	(31)	0.6
Personnel	(3,045)	(3,024)	(21)	0.7
Other general administrative expenses	(1,854)	(1,843)	(11)	0.6
Depreciation and amortisation	(562)	(510)	(52)	10.2

Net operating income	6,536	6,036	499	8.3

Net loan-loss provisions	(3,929)	(3,314)	(616)	18.6
Other income	(289)	(426)	138	(32.3)

Profit before taxes	2,318	2,296	21	0.9

Tax on profit	(500)	(484)	(16)	3.3

Profit from continuing operations	1,818	1,813	5	0.3

Net profit from discontinued operations	(7)	(24)	17	(71.6)

Consolidated profit	1,811	1,788	23	1.3

Minority interests	57	63	(6)	(9.5)

Attributable profit to the Group	1,754	1,726	29	1.7

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	1,857	2,101	2,056	1,989	2,078	2,182	2,152	2,116
Net fees	746	845	830	748	788	804	785	762
Gains (losses) on financial transactions	77	85	72	33	196	93	78	128
Other operating income*	(8)	20	(21)	(16)	(43)	(17)	(41)	(65)

Gross income	2,673	3,051	2,937	2,754	3,019	3,062	2,973	2,942

Operating expenses	(1,241)	(1,376)	(1,362)	(1,397)	(1,363)	(1,350)	(1,363)	(1,384)
General administrative expenses	(1,123)	(1,246)	(1,233)	(1,265)	(1,228)	(1,216)	(1,221)	(1,233)
Personnel	(706)	(783)	(774)	(762)	(763)	(763)	(766)	(754)
Other general administrative expenses	(417)	(464)	(459)	(503)	(466)	(454)	(455)	(479)
Depreciation and amortisation	(118)	(130)	(129)	(133)	(135)	(134)	(142)	(152)

Net operating income	1,431	1,674	1,575	1,356	1,656	1,712	1,611	1,558

Net loan-loss provisions	(522)	(773)	(945)	(1,073)	(1,045)	(1,026)	(855)	(1,004)
Other income	(79)	(118)	(103)	(126)	(135)	(2)	(121)	(31)

Profit before taxes	830	783	526	157	476	684	634	523

Tax on profit	(201)	(184)	(99)	(0)	(90)	(171)	(129)	(110)

Profit from continuing operations	629	600	427	157	386	514	505	413

Net profit from discontinued operations	(6)	(0)	3	(22)	1	(4)	1	(5)

Consolidated profit	623	599	430	135	387	510	506	408

Minority interests	22	22	14	4	16	24	18	(2)

Attributable profit to the Group	601	578	416	132	371	485	488	410

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Spain

EUR million

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	5,471	5,047	424	8.4

Net fees	1,819	1,855	(37)	(2.0)
Gains (losses) on financial transactions	345	226	120	53.0
Other operating income*	(164)	(32)	(132)	406.7

Gross income	7,471	7,096	375	5.3

Operating expenses	(3,301)	(3,369)	68	(2.0)
General administrative expenses	(2,992)	(3,057)	64	(2.1)
Personnel	(1,953)	(2,016)	64	(3.2)
Other general administrative expenses	(1,040)	(1,040)	1	(0.1)
Depreciation and amortisation	(309)	(312)	3	(1.0)

Net operating income	4,169	3,727	442	11.9

Net loan-loss provisions	(2,762)	(2,358)	(404)	17.1
Other income	(260)	(364)	103	(28.4)

Profit before taxes	1,147	1,005	142	14.1

Tax on profit	(293)	(256)	(37)	14.5

Profit from continuing operations	854	750	105	13.9

Net profit from discontinued operations	—	—	—	—

Consolidated profit	854	750	105	13.9

Minority interests	10	26	(16)	(59.9)

Attributable profit to the Group	844	724	120	16.6

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Spain

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	1,191	1,318	1,304	1,233	1,310	1,425	1,377	1,359

Net fees	478	478	460	438	442	465	447	465
Gains (losses) on financial transactions	78	68	51	28	127	74	47	97
Other operating income*	(7)	0	(15)	(11)	(41)	(29)	(39)	(55)

Gross income	1,741	1,865	1,801	1,689	1,837	1,935	1,833	1,866

Operating expenses	(847)	(847)	(838)	(837)	(831)	(821)	(822)	(827)
General administrative expenses	(770)	(768)	(760)	(759)	(754)	(746)	(742)	(750)
Personnel	(510)	(513)	(504)	(489)	(496)	(491)	(492)	(473)
Other general administrative expenses	(259)	(255)	(256)	(270)	(258)	(255)	(251)	(276)
Depreciation and amortisation	(77)	(79)	(78)	(78)	(77)	(75)	(80)	(77)

Net operating income	894	1,018	963	852	1,006	1,114	1,011	1,039

Net loan-loss provisions	(313)	(542)	(711)	(792)	(743)	(757)	(492)	(770)
Other income	(68)	(95)	(72)	(130)	(126)	0	(123)	(12)

Profit before taxes	514	381	180	(70)	137	357	395	257

Tax on profit	(135)	(88)	(43)	9	(18)	(106)	(88)	(81)

Profit from continuing operations	379	294	137	(61)	119	251	307	176

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	379	294	137	(61)	119	251	307	176

Minority interests	15	11	5	(5)	4	12	6	(12)

Attributable profit to the Group	364	283	132	(56)	115	240	301	188

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Portugal

EUR million

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	485	521	(36)	(7.0)

Net fees	269	271	(2)	(0.7)
Gains (losses) on financial transactions	86	(8)	94	—
Other operating income*	3	(1)	4	—

Gross income	843	783	60	7.6

Operating expenses	(468)	(492)	24	(5.0)
General administrative expenses	(401)	(426)	25	(6.0)
Personnel	(282)	(296)	14	(4.6)
Other general administrative expenses	(119)	(130)	12	(9.0)
Depreciation and amortisation	(67)	(66)	(1)	1.5

Net operating income	375	291	84	28.9

Net loan-loss provisions	(369)	(201)	(168)	83.5
Other income	(8)	(20)	12	(61.4)

Profit before taxes	(2)	70	(72)	—

Tax on profit	37	24	13	55.3

Profit from continuing operations	35	93	(58)	(62.5)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	35	93	(58)	(62.5)

Minority interests	(0)	(0)	0	(45.4)

Attributable profit to the Group	35	94	(58)	(62.4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Portugal

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	154	136	117	114	124	132	127	102

Net fees	71	66	69	65	73	69	66	61
Gains (losses) on financial transactions	(1)	(5)	(4)	3	65	1	26	(6)
Other operating income*	1	0	2	(4)	1	2	1	(1)

Gross income	224	198	183	179	263	204	220	157

Operating expenses	(121)	(122)	(123)	(127)	(117)	(116)	(116)	(118)
General administrative expenses	(105)	(106)	(106)	(110)	(100)	(100)	(100)	(102)
Personnel	(73)	(73)	(74)	(75)	(71)	(71)	(70)	(71)
Other general administrative expenses	(32)	(32)	(32)	(35)	(29)	(29)	(29)	(31)
Depreciation and amortisation	(16)	(16)	(17)	(17)	(17)	(17)	(17)	(17)

Net operating income	103	76	60	52	146	88	104	38

Net loan-loss provisions	(33)	(39)	(46)	(84)	(130)	(86)	(105)	(48)
Other income	(8)	(14)	(19)	21	(16)	1	7	0

Profit before taxes	61	24	(5)	(11)	0	3	5	(10)

Tax on profit	(4)	(7)	8	28	3	5	3	26

Profit from continuing operations	57	17	3	16	3	8	8	16

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	57	17	3	16	3	8	8	16

Minority interests	0	(0)	(0)	(0)	(0)	(0)	0	(0)

Attributable profit to the Group	57	17	3	17	3	8	8	16

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	2.08	1.75	1.68	1.45	1.43	1.43	1.34	1.23

Spread loans	1.96	2.06	2.15	2.23	2.34	2.39	2.47	2.47
Spread deposits	0.12	(0.31)	(0.47)	(0.78)	(0.91)	(0.96)	(1.13)	(1.24)

Retail Banking United Kingdom

EUR million

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	3,528	4,332	(804)	(18.6)

Net fees	1,013	951	62	6.5
Gains (losses) on financial transactions	(28)	10	(37)	—
Other operating income*	5	14	(9)	(65.6)

Gross income	4,518	5,307	(789)	(14.9)

Operating expenses	(2,480)	(2,348)	(132)	5.6
General administrative expenses	(2,099)	(1,999)	(100)	5.0
Personnel	(1,316)	(1,261)	(55)	4.3
Other general administrative expenses	(783)	(738)	(45)	6.1
Depreciation and amortisation	(381)	(349)	(32)	9.1

Net operating income	2,038	2,958	(921)	(31.1)

Net loan-loss provisions	(831)	(638)	(193)	30.3
Other income	(157)	(960)	803	(83.7)

Ordinary profit before taxes	1,050	1,361	(311)	(22.8)

Tax on profit	(269)	(395)	126	(31.8)

Ordinary profit from continuing operations	781	966	(185)	(19.2)

Net profit from discontinued operations	—	—	—	—

Ordinary consolidated profit	781	966	(185)	(19.2)

Minority interests	0	0	0	42.9

Ordinary attributable profit to the Group	781	966	(185)	(19.2)

Net capital gains and provisions	81	—	81	—

Attributable profit to the Group	862	966	(105)	(10.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	1,147	1,064	1,051	1,071	958	875	870	824

Net fees	211	265	253	223	224	249	262	278
Gains (losses) on financial transactions	16	35	(7)	(34)	(20)	29	(11)	(25)
Other operating income*	4	4	2	4	2	3	(2)	1

Gross income	1,377	1,367	1,299	1,263	1,164	1,156	1,119	1,079

Operating expenses	(603)	(572)	(574)	(598)	(609)	(636)	(636)	(598)
General administrative expenses	(513)	(485)	(486)	(516)	(516)	(546)	(522)	(514)
Personnel	(312)	(294)	(318)	(337)	(321)	(332)	(346)	(317)
Other general administrative expenses	(201)	(190)	(168)	(179)	(196)	(215)	(176)	(197)
Depreciation and amortisation	(90)	(88)	(89)	(82)	(93)	(90)	(114)	(84)

Net operating income	774	795	725	665	555	520	483	480

Net loan-loss provisions	(153)	(139)	(171)	(176)	(223)	(225)	(187)	(196)
Other income	(43)	(874)	(28)	(15)	(53)	(43)	(30)	(30)

Ordinary profit before taxes	579	(218)	526	474	279	252	265	254

Tax on profit	(171)	42	(149)	(116)	(78)	(59)	(67)	(65)

Ordinary profit from continuing operations	408	(176)	377	358	201	194	198	189

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Ordinary consolidated profit	408	(176)	377	358	201	194	198	189

Minority interests	(0)	0	(0)	0	0	0	0	0

Ordinary attributable profit to the Group	408	(176)	377	358	201	194	198	189

Net capital gains and provisions	—	—	—	—	—	—	80	0

Attributable profit to the Group	408	(176)	377	358	201	194	278	189

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	1.53	1.48	1.50	1.53	1.55	1.43	1.41	1.46

Spread loans	2.40	2.40	2.46	2.53	2.57	2.61	2.67	2.73
Spread deposits	(0.87)	(0.92)	(0.96)	(1.00)	(1.02)	(1.18)	(1.26)	(1.27)

Retail Banking United Kingdom

£ million

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	2,860	3,758	(899)	(23.9)

Net fees	821	825	(4)	(0.5)
Gains (losses) on financial transactions	(23)	8	(31)	—
Other operating income*	4	12	(8)	(67.8)

Gross income	3,662	4,603	(941)	(20.5)

Operating expenses	(2,010)	(2,037)	27	(1.3)
General administrative expenses	(1,701)	(1,734)	33	(1.9)
Personnel	(1,066)	(1,094)	27	(2.5)
Other general administrative expenses	(635)	(640)	5	(0.9)
Depreciation and amortisation	(309)	(303)	(6)	1.9

Net operating income	1,652	2,566	(915)	(35.6)

Net loan-loss provisions	(674)	(553)	(120)	21.8
Other income	(127)	(832)	706	(84.8)

Ordinary profit before taxes	851	1,181	(329)	(27.9)

Tax on profit	(218)	(342)	124	(36.3)

Ordinary profit from continuing operations	633	838	(205)	(24.5)

Net profit from discontinued operations	—	—	—	—

Ordinary consolidated profit	633	838	(205)	(24.5)

Minority interests	0	0	0	33.5

Ordinary attributable profit to the Group	633	838	(205)	(24.5)

Net capital gains and provisions	65	—	65	—

Attributable profit to the Group	699	838	(140)	(16.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

£ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	979	940	923	917	800	708	687	665

Net fees	180	233	222	190	187	202	208	225
Gains (losses) on financial transactions	14	30	(6)	(30)	(17)	24	(9)	(20)
Other operating income*	3	4	2	3	2	3	(2)	1

Gross income	1,176	1,206	1,141	1,081	971	936	884	871

Operating expenses	(515)	(505)	(504)	(513)	(508)	(516)	(503)	(483)
General administrative expenses	(438)	(428)	(426)	(442)	(431)	(443)	(413)	(415)
Personnel	(266)	(260)	(279)	(289)	(267)	(269)	(274)	(256)
Other general administrative expenses	(171)	(168)	(147)	(153)	(163)	(174)	(138)	(159)
Depreciation and amortisation	(77)	(77)	(78)	(70)	(78)	(73)	(90)	(68)

Net operating income	661	701	636	568	463	421	380	388

Net loan-loss provisions	(130)	(123)	(150)	(151)	(186)	(182)	(147)	(159)
Other income	(36)	(759)	(27)	(10)	(44)	(35)	(24)	(24)

Ordinary profit before taxes	494	(181)	459	408	233	204	209	205

Tax on profit	(146)	34	(131)	(100)	(65)	(47)	(53)	(52)

Ordinary profit from continuing operations	348	(147)	329	308	168	157	156	152

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Ordinary consolidated profit	348	(147)	329	308	168	157	156	152

Minority interests	(0)	0	(0)	0	0	0	0	0

Ordinary attributable profit to the Group	348	(147)	329	308	168	157	156	152

Net capital gains and provisions	—	—	—	—	—	—	65	0

Attributable profit to the Group	348	(147)	329	308	168	157	222	152

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

EUR million

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	16,325	14,738	1,587	10.8

Net fees	4,310	4,184	126	3.0
Gains (losses) on financial transactions	667	650	17	2.6
Other operating income*	(259)	(374)	115	(30.7)

Gross income	21,042	19,198	1,844	9.6

Operating expenses	(8,281)	(8,068)	(213)	2.6
General administrative expenses	(7,502)	(7,227)	(275)	3.8
Personnel	(4,150)	(3,957)	(193)	4.9
Other general administrative expenses	(3,351)	(3,269)	(82)	2.5
Depreciation and amortisation	(779)	(841)	62	(7.4)

Net operating income	12,761	11,130	1,631	14.7

Net loan-loss provisions	(7,325)	(5,414)	(1,911)	35.3
Other income	(804)	(1,024)	219	(21.4)

Profit before taxes	4,632	4,692	(60)	(1.3)

Tax on profit	(941)	(973)	32	(3.3)

Profit from continuing operations	3,691	3,719	(28)	(0.8)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	3,691	3,719	(28)	(0.8)

Minority interests	641	480	161	33.6

Attributable profit to the Group	3,050	3,239	(190)	(5.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	3,557	3,606	3,671	3,904	4,247	4,172	4,075	3,831

Net fees	1,048	1,050	1,067	1,019	1,127	1,038	1,089	1,057
Gains (losses) on financial transactions	204	286	111	49	82	206	203	175
Other operating income*	(81)	(122)	(95)	(75)	(95)	(54)	(59)	(52)

Gross income	4,727	4,820	4,755	4,896	5,361	5,363	5,307	5,012

Operating expenses	(1,941)	(1,948)	(2,039)	(2,140)	(2,101)	(1,983)	(2,091)	(2,107)
General administrative expenses	(1,746)	(1,744)	(1,827)	(1,910)	(1,914)	(1,800)	(1,889)	(1,900)
Personnel	(975)	(960)	(992)	(1,030)	(1,063)	(1,015)	(1,041)	(1,031)
Other general administrative expenses	(771)	(784)	(835)	(880)	(851)	(785)	(848)	(868)
Depreciation and amortisation	(195)	(204)	(212)	(230)	(187)	(183)	(202)	(207)

Net operating income	2,786	2,872	2,716	2,756	3,260	3,380	3,216	2,905

Net loan-loss provisions	(1,243)	(1,467)	(1,499)	(1,205)	(1,734)	(1,993)	(1,861)	(1,738)
Other income	(232)	(273)	(206)	(313)	(246)	(251)	(233)	(74)

Profit before taxes	1,312	1,132	1,010	1,238	1,280	1,136	1,122	1,093

Tax on profit	(282)	(193)	(232)	(266)	(257)	(239)	(259)	(186)

Profit from continuing operations	1,029	939	778	973	1,022	898	864	907

Net profit from discontinued operations	—	—	—	—	—	0	(0)	—

Consolidated profit	1,029	939	778	973	1,022	898	864	907

Minority interests	135	129	82	134	175	156	127	183

Attributable profit to the Group	894	810	696	839	847	742	736	724

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

US$ million

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	20,964	20,491	473	2.3

Net fees	5,534	5,817	(283)	(4.9)
Gains (losses) on financial transactions	856	903	(47)	(5.3)
Other operating income*	(333)	(520)	187	(36.0)

Gross income	27,022	26,691	330	1.2

Operating expenses	(10,634)	(11,217)	583	(5.2)
General administrative expenses	(9,634)	(10,047)	414	(4.1)
Personnel	(5,330)	(5,502)	172	(3.1)
Other general administrative expenses	(4,304)	(4,545)	242	(5.3)
Depreciation and amortisation	(1,001)	(1,170)	169	(14.5)

Net operating income	16,388	15,474	913	5.9

Net loan-loss provisions	(9,407)	(7,528)	(1,879)	25.0
Other income	(1,033)	(1,423)	390	(27.4)

Profit before taxes	5,948	6,523	(575)	(8.8)

Tax on profit	(1,208)	(1,352)	144	(10.7)

Profit from continuing operations	4,740	5,171	(431)	(8.3)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	4,740	5,171	(431)	(8.3)

Minority interests	823	667	156	23.4

Attributable profit to the Group	3,916	4,504	(587)	(13.0)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

US$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	4,863	5,181	5,184	5,263	5,565	5,345	5,081	4,973

Net fees	1,433	1,509	1,507	1,369	1,477	1,328	1,359	1,371
Gains (losses) on financial transactions	279	408	158	58	107	266	255	227
Other operating income*	(111)	(174)	(134)	(100)	(124)	(68)	(73)	(67)

Gross income	6,463	6,924	6,715	6,590	7,025	6,871	6,622	6,504

Operating expenses	(2,654)	(2,799)	(2,879)	(2,885)	(2,753)	(2,539)	(2,611)	(2,732)
General administrative expenses	(2,387)	(2,507)	(2,579)	(2,574)	(2,508)	(2,305)	(2,358)	(2,463)
Personnel	(1,334)	(1,380)	(1,401)	(1,387)	(1,393)	(1,300)	(1,299)	(1,338)
Other general administrative expenses	(1,054)	(1,127)	(1,178)	(1,187)	(1,115)	(1,004)	(1,059)	(1,125)
Depreciation and amortisation	(266)	(292)	(300)	(311)	(245)	(234)	(253)	(268)

Net operating income	3,810	4,125	3,836	3,705	4,272	4,332	4,011	3,772

Net loan-loss provisions	(1,699)	(2,101)	(2,117)	(1,611)	(2,272)	(2,557)	(2,322)	(2,256)
Other income	(317)	(391)	(292)	(424)	(322)	(321)	(291)	(99)

Profit before taxes	1,793	1,633	1,428	1,669	1,677	1,454	1,398	1,418

Tax on profit	(386)	(280)	(328)	(359)	(337)	(306)	(323)	(242)

Profit from continuing operations	1,408	1,353	1,100	1,311	1,340	1,148	1,075	1,177

Net profit from discontinued operations	—	—	—	—	—	0	(0)	—

Consolidated profit	1,408	1,353	1,100	1,311	1,340	1,148	1,075	1,177

Minority interests	185	185	116	181	230	199	157	237

Attributable profit to the Group	1,222	1,168	984	1,130	1,110	949	917	939

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil

EUR million

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	11,696	10,824	873	8.1

Net fees	2,665	2,719	(54)	(2.0)
Gains (losses) on financial transactions	566	468	98	20.9
Other operating income*	(188)	(305)	117	(38.4)

Gross income	14,739	13,705	1,034	7.5

Operating expenses	(5,423)	(5,523)	100	(1.8)
General administrative expenses	(4,906)	(4,927)	21	(0.4)
Personnel	(2,674)	(2,655)	(19)	0.7
Other general administrative expenses	(2,232)	(2,273)	40	(1.8)
Depreciation and amortisation	(517)	(596)	79	(13.2)

Net operating income	9,315	8,182	1,133	13.8

Net loan-loss provisions	(6,097)	(4,478)	(1,619)	36.2
Other income	(796)	(1,085)	289	(26.6)

Profit before taxes	2,422	2,619	(197)	(7.5)

Tax on profit	(570)	(681)	111	(16.2)

Profit from continuing operations	1,852	1,938	(86)	(4.5)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,852	1,938	(86)	(4.5)

Minority interests	428	327	102	31.1

Attributable profit to the Group	1,424	1,612	(188)	(11.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	2,622	2,653	2,683	2,865	3,097	3,054	2,927	2,619

Net fees	684	689	696	649	727	628	674	636
Gains (losses) on financial transactions	127	215	94	31	68	176	183	138
Other operating income*	(65)	(112)	(73)	(56)	(80)	(40)	(40)	(28)

Gross income	3,369	3,445	3,400	3,490	3,812	3,818	3,743	3,365

Operating expenses	(1,342)	(1,339)	(1,389)	(1,452)	(1,418)	(1,306)	(1,354)	(1,345)
General administrative expenses	(1,208)	(1,194)	(1,239)	(1,287)	(1,297)	(1,188)	(1,217)	(1,205)
Personnel	(663)	(641)	(663)	(688)	(707)	(647)	(666)	(654)
Other general administrative expenses	(545)	(553)	(577)	(599)	(590)	(540)	(551)	(551)
Depreciation and amortisation	(134)	(146)	(150)	(166)	(122)	(118)	(137)	(140)

Net operating income	2,027	2,106	2,011	2,038	2,394	2,512	2,389	2,020

Net loan-loss provisions	(1,037)	(1,249)	(1,213)	(979)	(1,485)	(1,726)	(1,509)	(1,377)
Other income	(228)	(269)	(282)	(307)	(220)	(242)	(238)	(96)

Profit before taxes	762	589	516	752	688	545	642	548

Tax on profit	(181)	(107)	(155)	(237)	(161)	(126)	(185)	(99)

Profit from continuing operations	581	481	361	515	527	419	457	449

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	581	481	361	515	527	419	457	449

Minority interests	101	83	54	89	127	109	97	95

Attributable profit to the Group	480	399	307	426	400	309	361	354

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	15.84	16.17	15.41	15.44	15.17	15.49	14.81	13.92

Spread loans	14.72	15.05	14.23	14.44	14.44	14.84	14.25	13.41
Spread deposits	1.12	1.12	1.18	1.00	0.73	0.65	0.56	0.51

Retail Banking Brazil

US$ million

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	15,020	15,048	(28)	(0.2)

Net fees	3,422	3,780	(358)	(9.5)
Gains (losses) on financial transactions	726	651	76	11.7
Other operating income*	(242)	(425)	183	(43.1)

Gross income	18,927	19,054	(127)	(0.7)

Operating expenses	(6,965)	(7,679)	714	(9.3)
General administrative expenses	(6,301)	(6,851)	550	(8.0)
Personnel	(3,434)	(3,691)	257	(7.0)
Other general administrative expenses	(2,867)	(3,160)	293	(9.3)
Depreciation and amortisation	(664)	(828)	164	(19.8)

Net operating income	11,962	11,376	587	5.2

Net loan-loss provisions	(7,830)	(6,226)	(1,604)	25.8
Other income	(1,022)	(1,509)	486	(32.2)

Profit before taxes	3,110	3,641	(531)	(14.6)

Tax on profit	(732)	(947)	214	(22.6)

Profit from continuing operations	2,378	2,695	(317)	(11.8)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	2,378	2,695	(317)	(11.8)

Minority interests	550	454	96	21.1

Attributable profit to the Group	1,828	2,241	(413)	(18.4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil

US$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	3,585	3,812	3,789	3,863	4,059	3,912	3,648	3,402

Net fees	936	991	982	871	952	804	841	825
Gains (losses) on financial transactions	174	306	133	37	89	228	230	179
Other operating income*	(89)	(159)	(103)	(74)	(104)	(51)	(50)	(36)

Gross income	4,607	4,949	4,801	4,697	4,996	4,892	4,670	4,370

Operating expenses	(1,835)	(1,925)	(1,961)	(1,957)	(1,859)	(1,671)	(1,690)	(1,745)
General administrative expenses	(1,651)	(1,716)	(1,750)	(1,733)	(1,699)	(1,520)	(1,518)	(1,564)
Personnel	(907)	(922)	(936)	(927)	(926)	(828)	(831)	(849)
Other general administrative expenses	(745)	(794)	(814)	(807)	(773)	(692)	(687)	(715)
Depreciation and amortisation	(183)	(209)	(212)	(224)	(159)	(151)	(172)	(181)

Net operating income	2,772	3,024	2,840	2,740	3,137	3,221	2,980	2,625

Net loan-loss provisions	(1,418)	(1,787)	(1,712)	(1,308)	(1,947)	(2,214)	(1,880)	(1,788)
Other income	(312)	(385)	(398)	(415)	(289)	(310)	(298)	(126)

Profit before taxes	1,042	852	730	1,017	901	696	802	711

Tax on profit	(248)	(157)	(219)	(323)	(211)	(161)	(232)	(129)

Profit from continuing operations	794	695	511	694	691	535	570	582

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	794	695	511	694	691	535	570	582

Minority interests	138	119	77	120	167	140	120	123

Attributable profit to the Group	657	576	434	574	524	395	450	459

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil

R$ million

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	29,255	25,158	4,097	16.3

Net fees	6,665	6,319	345	5.5
Gains (losses) on financial transactions	1,415	1,088	327	30.1
Other operating income*	(471)	(710)	239	(33.7)

Gross income	36,864	31,855	5,008	15.7

Operating expenses	(13,565)	(12,837)	(727)	5.7
General administrative expenses	(12,272)	(11,453)	(819)	7.2
Personnel	(6,688)	(6,170)	(518)	8.4
Other general administrative expenses	(5,584)	(5,283)	(301)	5.7
Depreciation and amortisation	(1,293)	(1,384)	91	(6.6)

Net operating income	23,299	19,018	4,281	22.5

Net loan-loss provisions	(15,249)	(10,408)	(4,841)	46.5
Other income	(1,991)	(2,522)	531	(21.0)

Profit before taxes	6,058	6,088	(30)	(0.5)

Tax on profit	(1,426)	(1,583)	156	(9.9)

Profit from continuing operations	4,632	4,505	126	2.8

Net profit from discontinued operations	—	—	—	—

Consolidated profit	4,632	4,505	126	2.8

Minority interests	1,071	759	312	41.1

Attributable profit to the Group	3,561	3,746	(186)	(5.0)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil

R$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	5,976	6,090	6,181	6,911	7,171	7,644	7,422	7,018

Net fees	1,560	1,582	1,602	1,575	1,682	1,581	1,707	1,694
Gains (losses) on financial transactions	291	493	218	87	157	431	458	368
Other operating income*	(148)	(256)	(168)	(137)	(185)	(104)	(104)	(78)

Gross income	7,678	7,908	7,833	8,436	8,827	9,552	9,483	9,002

Operating expenses	(3,058)	(3,075)	(3,200)	(3,505)	(3,284)	(3,277)	(3,429)	(3,574)
General administrative expenses	(2,752)	(2,741)	(2,854)	(3,106)	(3,003)	(2,981)	(3,083)	(3,205)
Personnel	(1,511)	(1,472)	(1,526)	(1,661)	(1,637)	(1,625)	(1,687)	(1,740)
Other general administrative expenses	(1,241)	(1,269)	(1,328)	(1,445)	(1,366)	(1,357)	(1,396)	(1,465)
Depreciation and amortisation	(306)	(334)	(346)	(399)	(282)	(296)	(346)	(369)

Net operating income	4,620	4,834	4,633	4,931	5,542	6,275	6,054	5,428

Net loan-loss provisions	(2,364)	(2,864)	(2,793)	(2,387)	(3,440)	(4,295)	(3,828)	(3,687)
Other income	(519)	(617)	(649)	(738)	(510)	(603)	(603)	(275)

Profit before taxes	1,737	1,353	1,191	1,807	1,592	1,376	1,623	1,466

Tax on profit	(413)	(247)	(358)	(565)	(372)	(319)	(464)	(271)

Profit from continuing operations	1,324	1,106	834	1,242	1,220	1,057	1,159	1,195

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	1,324	1,106	834	1,242	1,220	1,057	1,159	1,195

Minority interests	229	190	125	215	294	276	247	254

Attributable profit to the Group	1,095	916	709	1,027	926	782	912	941

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico

EUR million

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	1,788	1,443	345	23.9

Net fees	579	485	94	19.4
Gains (losses) on financial transactions	19	112	(92)	(82.6)
Other operating income*	(43)	(35)	(8)	23.0

Gross income	2,344	2,005	339	16.9

Operating expenses	(1,007)	(877)	(130)	14.8
General administrative expenses	(905)	(780)	(126)	16.1
Personnel	(465)	(398)	(67)	17.0
Other general administrative expenses	(440)	(382)	(58)	15.2
Depreciation and amortisation	(102)	(98)	(4)	4.1

Net operating income	1,337	1,127	209	18.5

Net loan-loss provisions	(456)	(344)	(112)	32.6
Other income	55	33	22	65.8

Profit before taxes	935	817	119	14.5

Tax on profit	(110)	(65)	(45)	68.6

Profit from continuing operations	825	751	74	9.8

Net profit from discontinued operations	—	—	—	—

Consolidated profit	825	751	74	9.8

Minority interests	46	2	44	—

Attributable profit to the Group	779	749	30	4.0

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	349	350	372	373	422	427	467	472

Net fees	124	119	121	121	137	134	148	160
Gains (losses) on financial transactions	58	43	5	7	7	0	(7)	20
Other operating income*	(9)	(5)	(13)	(8)	(8)	(6)	(14)	(15)

Gross income	521	506	485	493	558	554	594	638

Operating expenses	(200)	(210)	(224)	(244)	(223)	(219)	(265)	(300)
General administrative expenses	(175)	(186)	(199)	(219)	(196)	(194)	(241)	(275)
Personnel	(100)	(100)	(98)	(101)	(111)	(110)	(119)	(125)
Other general administrative expenses	(76)	(86)	(102)	(118)	(85)	(83)	(122)	(150)
Depreciation and amortisation	(24)	(24)	(24)	(25)	(27)	(26)	(24)	(25)

Net operating income	322	296	261	249	335	335	329	338

Net loan-loss provisions	(74)	(89)	(95)	(85)	(77)	(99)	(129)	(152)
Other income	(6)	(1)	60	(20)	(2)	29	6	22

Profit before taxes	242	205	226	144	256	265	206	208

Tax on profit	(36)	(34)	(29)	33	(25)	(49)	(15)	(21)

Profit from continuing operations	206	172	197	176	230	216	191	187

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	206	172	197	176	230	216	191	187

Minority interests	0	0	0	1	0	0	0	45

Attributable profit to the Group	206	171	197	176	230	216	190	143

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	10.67	10.44	10.26	10.32	10.65	10.73	10.72	10.98

Spread loans	8.58	8.40	8.27	8.36	8.69	8.81	8.79	8.98
Spread deposits	2.09	2.04	1.99	1.96	1.96	1.92	1.93	2.00

Retail Banking Mexico

US$ million

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	2,297	2,006	290	14.5

Net fees	744	674	69	10.2
Gains (losses) on financial transactions	25	156	(131)	(84.0)
Other operating income*	(55)	(49)	(7)	13.6

Gross income	3,010	2,788	222	8.0

Operating expenses	(1,293)	(1,220)	(73)	6.0
General administrative expenses	(1,162)	(1,084)	(78)	7.2
Personnel	(597)	(553)	(44)	8.0
Other general administrative expenses	(565)	(531)	(34)	6.4
Depreciation and amortisation	(131)	(136)	5	(3.9)

Net operating income	1,716	1,568	149	9.5

Net loan-loss provisions	(586)	(478)	(108)	22.5
Other income	71	46	25	53.2

Profit before taxes	1,201	1,135	66	5.8

Tax on profit	(142)	(91)	(51)	55.7

Profit from continuing operations	1,059	1,044	15	1.4

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,059	1,044	15	1.4

Minority interests	59	2	56	—

Attributable profit to the Group	1,001	1,042	(41)	(4.0)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico

US$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	477	503	525	502	552	547	585	612

Net fees	170	171	171	162	180	171	185	208
Gains (losses) on financial transactions	79	62	7	8	9	0	(10)	26
Other operating income*	(13)	(7)	(18)	(10)	(10)	(8)	(18)	(19)

Gross income	713	728	685	662	731	710	742	826

Operating expenses	(273)	(302)	(316)	(329)	(292)	(281)	(332)	(388)
General administrative expenses	(240)	(267)	(281)	(296)	(256)	(248)	(302)	(356)
Personnel	(136)	(143)	(138)	(135)	(145)	(141)	(149)	(162)
Other general administrative expenses	(103)	(124)	(143)	(161)	(111)	(107)	(153)	(194)
Depreciation and amortisation	(33)	(35)	(34)	(33)	(35)	(33)	(30)	(32)

Net operating income	440	426	369	333	439	429	410	438

Net loan-loss provisions	(101)	(128)	(135)	(114)	(101)	(127)	(162)	(196)
Other income	(8)	(2)	85	(29)	(3)	38	7	28

Profit before taxes	331	296	319	189	335	340	255	270

Tax on profit	(49)	(48)	(41)	47	(33)	(63)	(18)	(27)

Profit from continuing operations	282	248	279	236	302	277	237	243

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	282	248	279	236	302	277	237	243

Minority interests	0	0	0	1	1	0	0	57

Attributable profit to the Group	281	247	278	235	302	276	237	186

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico

Million pesos

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	30,212	24,896	5,316	21.4

Net fees	9,782	8,369	1,413	16.9
Gains (losses) on financial transactions	328	1,931	(1,603)	(83.0)
Other operating income*	(730)	(606)	(124)	20.4

Gross income	39,592	34,590	5,002	14.5

Operating expenses	(17,012)	(15,138)	(1,874)	12.4
General administrative expenses	(15,292)	(13,451)	(1,841)	13.7
Personnel	(7,859)	(6,862)	(997)	14.5
Other general administrative expenses	(7,433)	(6,589)	(844)	12.8
Depreciation and amortisation	(1,720)	(1,688)	(33)	1.9

Net operating income	22,580	19,452	3,129	16.1

Net loan-loss provisions	(7,712)	(5,937)	(1,774)	29.9
Other income	932	574	358	62.4

Profit before taxes	15,801	14,088	1,712	12.2

Tax on profit	(1,865)	(1,130)	(735)	65.1

Profit from continuing operations	13,936	12,959	977	7.5

Net profit from discontinued operations	—	—	—	—

Consolidated profit	13,936	12,959	977	7.5

Minority interests	771	29	742	—

Attributable profit to the Group	13,164	12,930	234	1.8

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico

Million pesos

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	5,754	5,900	6,446	6,796	7,172	7,400	7,706	7,933

Net fees	2,053	2,005	2,106	2,205	2,337	2,316	2,437	2,692
Gains (losses) on financial transactions	949	723	99	160	114	3	(126)	338
Other operating income*	(156)	(87)	(223)	(139)	(132)	(111)	(237)	(250)

Gross income	8,599	8,541	8,428	9,022	9,491	9,609	9,780	10,713

Operating expenses	(3,295)	(3,545)	(3,876)	(4,423)	(3,789)	(3,806)	(4,379)	(5,039)
General administrative expenses	(2,893)	(3,134)	(3,454)	(3,970)	(3,328)	(3,357)	(3,980)	(4,626)
Personnel	(1,646)	(1,681)	(1,698)	(1,837)	(1,889)	(1,912)	(1,957)	(2,101)
Other general administrative expenses	(1,247)	(1,453)	(1,756)	(2,132)	(1,440)	(1,445)	(2,023)	(2,525)
Depreciation and amortisation	(402)	(411)	(422)	(453)	(460)	(448)	(399)	(413)

Net operating income	5,304	4,996	4,552	4,599	5,702	5,803	5,401	5,674

Net loan-loss provisions	(1,223)	(1,506)	(1,649)	(1,558)	(1,314)	(1,708)	(2,137)	(2,553)
Other income	(93)	(20)	1,020	(333)	(34)	505	94	367

Profit before taxes	3,988	3,470	3,922	2,708	4,355	4,600	3,358	3,488

Tax on profit	(590)	(568)	(500)	529	(433)	(850)	(236)	(345)

Profit from continuing operations	3,398	2,902	3,422	3,237	3,921	3,749	3,122	3,144

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	3,398	2,902	3,422	3,237	3,921	3,749	3,122	3,144

Minority interests	6	5	6	12	7	6	6	752

Attributable profit to the Group	3,393	2,896	3,416	3,225	3,914	3,743	3,116	2,392

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile

EUR million

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	1,611	1,410	201	14.2

Net fees	387	371	17	4.5
Gains (losses) on financial transactions	30	9	21	222.8
Other operating income*	(24)	(23)	(1)	3.5

Gross income	2,005	1,767	237	13.4

Operating expenses	(830)	(724)	(106)	14.7
General administrative expenses	(741)	(642)	(100)	15.6
Personnel	(466)	(406)	(60)	14.7
Other general administrative expenses	(275)	(235)	(40)	17.1
Depreciation and amortisation	(88)	(82)	(6)	7.8

Net operating income	1,175	1,044	131	12.5

Net loan-loss provisions	(582)	(403)	(179)	44.5
Other income	5	40	(35)	(88.5)

Profit before taxes	598	681	(84)	(12.3)

Tax on profit	(73)	(86)	12	(14.5)

Profit from continuing operations	524	596	(71)	(12.0)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	524	596	(71)	(12.0)

Minority interests	166	149	17	11.5

Attributable profit to the Group	358	447	(88)	(19.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	332	358	343	377	403	385	383	440

Net fees	96	98	91	85	97	98	99	94
Gains (losses) on financial transactions	3	12	(7)	1	(7)	19	17	1
Other operating income*	(5)	(3)	(6)	(9)	(5)	(4)	(5)	(10)

Gross income	427	464	421	454	489	498	494	524

Operating expenses	(173)	(179)	(189)	(183)	(190)	(208)	(217)	(214)
General administrative expenses	(152)	(159)	(168)	(163)	(171)	(187)	(195)	(189)
Personnel	(93)	(102)	(108)	(104)	(105)	(120)	(121)	(120)
Other general administrative expenses	(58)	(57)	(60)	(59)	(66)	(66)	(74)	(70)
Depreciation and amortisation	(21)	(20)	(21)	(20)	(19)	(22)	(22)	(25)

Net operating income	254	286	233	271	299	289	277	309

Net loan-loss provisions	(87)	(91)	(135)	(90)	(125)	(120)	(175)	(161)
Other income	4	2	21	13	(4)	(10)	14	5

Profit before taxes	171	197	119	194	169	159	116	153

Tax on profit	(30)	(14)	(10)	(32)	(24)	(18)	(17)	(15)

Profit from continuing operations	141	183	109	163	146	141	99	138

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	141	183	109	163	146	141	99	138

Minority interests	34	45	27	43	47	45	30	44

Attributable profit to the Group	108	138	82	120	99	96	70	94

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	7.47	7.04	6.83	6.87	7.01	6.98	6.84	6.61

Spread loans	4.38	4.14	4.18	4.35	4.56	4.62	4.48	4.36
Spread deposits	3.09	2.90	2.65	2.52	2.45	2.36	2.36	2.25

Retail Banking Chile

US$ million

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	2,069	1,961	108	5.5

Net fees	498	515	(18)	(3.5)
Gains (losses) on financial transactions	38	13	25	198.1
Other operating income*	(31)	(32)	1	(4.4)

Gross income	2,574	2,457	117	4.8

Operating expenses	(1,066)	(1,006)	(60)	5.9
General administrative expenses	(952)	(892)	(60)	6.8
Personnel	(599)	(565)	(34)	5.9
Other general administrative expenses	(354)	(327)	(27)	8.2
Depreciation and amortisation	(113)	(114)	1	(0.4)

Net operating income	1,509	1,451	57	4.0

Net loan-loss provisions	(747)	(560)	(187)	33.5
Other income	6	56	(50)	(89.4)

Profit before taxes	767	947	(180)	(19.0)

Tax on profit	(94)	(119)	25	(21.0)

Profit from continuing operations	673	828	(155)	(18.7)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	673	828	(155)	(18.7)

Minority interests	213	207	6	3.0

Attributable profit to the Group	460	621	(161)	(25.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile

US$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	454	513	485	509	529	493	477	570

Net fees	132	140	129	114	127	125	124	122
Gains (losses) on financial transactions	4	17	(10)	1	(9)	24	22	1
Other operating income*	(7)	(4)	(9)	(13)	(6)	(5)	(6)	(13)

Gross income	584	666	595	612	641	638	617	679

Operating expenses	(236)	(257)	(266)	(247)	(249)	(267)	(271)	(278)
General administrative expenses	(207)	(228)	(237)	(220)	(224)	(239)	(243)	(246)
Personnel	(128)	(146)	(152)	(140)	(138)	(154)	(151)	(155)
Other general administrative expenses	(80)	(82)	(85)	(80)	(86)	(85)	(92)	(90)
Depreciation and amortisation	(29)	(29)	(30)	(27)	(25)	(28)	(28)	(32)

Net operating income	347	410	329	365	391	371	345	401

Net loan-loss provisions	(119)	(130)	(190)	(121)	(164)	(154)	(220)	(209)
Other income	5	3	29	18	(6)	(13)	18	7

Profit before taxes	234	283	168	263	222	203	143	199

Tax on profit	(40)	(21)	(14)	(43)	(31)	(23)	(21)	(20)

Profit from continuing operations	193	262	154	219	191	180	123	179

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	193	262	154	219	191	180	123	179

Minority interests	46	65	38	58	62	58	36	57

Attributable profit to the Group	147	197	116	161	129	122	86	122

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile

Ch$ million

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	1,006,092	947,896	58,196	6.1

Net fees	241,971	249,148	(7,177)	(2.9)
Gains (losses) on financial transactions	18,606	6,204	12,402	199.9
Other operating income*	(14,916)	(15,504)	588	(3.8)

Gross income	1,251,752	1,187,744	64,008	5.4

Operating expenses	(518,199)	(486,259)	(31,940)	6.6
General administrative expenses	(463,027)	(431,166)	(31,862)	7.4
Personnel	(291,085)	(273,133)	(17,951)	6.6
Other general administrative expenses	(171,942)	(158,032)	(13,910)	8.8
Depreciation and amortisation	(55,171)	(55,093)	(78)	0.1

Net operating income	733,553	701,485	32,069	4.6

Net loan-loss provisions	(363,213)	(270,551)	(92,663)	34.2
Other income	2,864	26,885	(24,021)	(89.3)

Profit before taxes	373,204	457,819	(84,615)	(18.5)

Tax on profit	(45,717)	(57,515)	11,798	(20.5)

Profit from continuing operations	327,487	400,305	(72,817)	(18.2)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	327,487	400,305	(72,817)	(18.2)

Minority interests	103,703	100,099	3,604	3.6

Attributable profit to the Group	223,784	300,205	(76,421)	(25.5)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile

Ch$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	218,735	241,346	228,448	259,366	258,325	244,989	229,890	272,887

Net fees	63,572	65,958	60,862	58,755	61,893	62,274	59,803	58,001
Gains (losses) on financial transactions	2,162	8,004	(4,768)	806	(4,173)	11,981	10,529	268
Other operating income*	(3,188)	(2,039)	(4,030)	(6,247)	(2,902)	(2,475)	(3,066)	(6,474)

Gross income	281,281	313,270	280,511	312,681	313,143	316,770	297,156	324,682

Operating expenses	(113,859)	(120,617)	(125,589)	(126,194)	(121,825)	(132,601)	(130,886)	(132,887)
General administrative expenses	(99,884)	(107,238)	(111,680)	(112,365)	(109,413)	(118,842)	(117,405)	(117,368)
Personnel	(61,491)	(68,520)	(71,623)	(71,499)	(67,361)	(76,568)	(72,984)	(74,171)
Other general administrative expenses	(38,392)	(38,718)	(40,057)	(40,865)	(42,052)	(42,273)	(44,421)	(43,196)
Depreciation and amortisation	(13,976)	(13,379)	(13,910)	(13,829)	(12,412)	(13,759)	(13,481)	(15,519)

Net operating income	167,422	192,653	154,922	186,488	191,319	184,169	166,271	191,795

Net loan-loss provisions	(57,274)	(61,113)	(89,847)	(62,317)	(79,990)	(76,640)	(106,624)	(99,960)
Other income	2,460	1,478	13,895	9,052	(2,874)	(6,535)	9,029	3,243

Profit before taxes	112,608	133,019	78,969	133,223	108,455	100,994	68,676	95,078

Tax on profit	(19,466)	(9,781)	(6,718)	(21,550)	(15,069)	(11,324)	(9,949)	(9,375)

Profit from continuing operations	93,142	123,238	72,252	111,673	93,387	89,670	58,727	85,703

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	93,142	123,238	72,252	111,673	93,387	89,670	58,727	85,703

Minority interests	22,287	30,492	17,825	29,496	30,268	28,858	17,362	27,216

Attributable profit to the Group	70,855	92,746	54,427	82,177	63,119	60,813	41,366	58,487

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

EUR million

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	1,605	1,658	(54)	(3.2)

Net fees	343	361	(18)	(5.0)
Gains (losses) on financial transactions	211	176	35	19.6
Other operating income*	286	467	(181)	(38.8)

Gross income	2,444	2,662	(218)	(8.2)

Operating expenses	(1,140)	(985)	(155)	15.7
General administrative expenses	(995)	(871)	(124)	14.2
Personnel	(545)	(473)	(72)	15.2
Other general administrative expenses	(450)	(398)	(52)	13.1
Depreciation and amortisation	(145)	(114)	(31)	27.1

Net operating income	1,304	1,677	(373)	(22.2)

Net loan-loss provisions	(251)	(428)	177	(41.3)
Other income	(201)	(61)	(139)	227.1

Profit before taxes	853	1,188	(336)	(28.2)

Tax on profit	(133)	(209)	76	(36.2)

Profit from continuing operations	719	980	(260)	(26.5)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	719	980	(260)	(26.5)

Minority interests	—	—	—	—

Attributable profit to the Group	719	980	(260)	(26.5)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	433	409	411	406	410	404	412	379

Net fees	88	91	99	83	82	89	83	89
Gains (losses) on financial transactions	35	24	37	80	52	73	48	38
Other operating income*	140	121	91	115	81	71	70	64

Gross income	696	645	639	683	625	637	613	569

Operating expenses	(238)	(228)	(240)	(279)	(268)	(287)	(294)	(290)
General administrative expenses	(213)	(199)	(210)	(249)	(238)	(251)	(252)	(253)
Personnel	(119)	(114)	(120)	(120)	(133)	(134)	(140)	(138)
Other general administrative expenses	(94)	(85)	(90)	(130)	(106)	(117)	(112)	(115)
Depreciation and amortisation	(24)	(29)	(30)	(30)	(30)	(36)	(41)	(37)

Net operating income	458	416	399	404	356	350	319	279

Net loan-loss provisions	(95)	(148)	(75)	(109)	(58)	(75)	(47)	(71)
Other income	(27)	(22)	(23)	11	(19)	(28)	(151)	(3)

Profit before taxes	337	246	301	305	279	248	121	205

Tax on profit	(53)	(31)	(62)	(63)	(51)	(49)	(19)	(14)

Profit from continuing operations	284	215	239	242	229	198	102	190

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	284	215	239	242	229	198	102	190

Minority interests	—	—	—	—	—	—	—	—

Attributable profit to the Group	284	215	239	242	229	198	102	190

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	2.94	2.90	2.62	2.75	2.82	2.86	2.74	2.68

Spread loans	2.16	2.24	2.22	2.29	2.36	2.45	2.37	2.39
Spread deposits	0.78	0.66	0.40	0.46	0.46	0.41	0.37	0.29

Retail Banking USA

US$ million

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	2,061	2,306	(245)	(10.6)

Net fees	440	502	(61)	(12.2)
Gains (losses) on financial transactions	271	245	26	10.5
Other operating income*	367	649	(282)	(43.5)

Gross income	3,138	3,701	(563)	(15.2)

Operating expenses	(1,463)	(1,369)	(94)	6.9
General administrative expenses	(1,278)	(1,211)	(67)	5.5
Personnel	(699)	(657)	(42)	6.4
Other general administrative expenses	(578)	(554)	(24)	4.4
Depreciation and amortisation	(186)	(158)	(28)	17.4

Net operating income	1,675	2,332	(657)	(28.2)

Net loan-loss provisions	(322)	(594)	272	(45.8)
Other income	(258)	(85)	(172)	202.1

Profit before taxes	1,095	1,652	(557)	(33.7)

Tax on profit	(171)	(290)	119	(41.1)

Profit from continuing operations	924	1,362	(438)	(32.2)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	924	1,362	(438)	(32.2)

Minority interests	—	—	—	—

Attributable profit to the Group	924	1,362	(438)	(32.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

US$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	592	589	581	545	537	518	514	492

Net fees	121	130	139	111	108	114	104	115
Gains (losses) on financial transactions	48	35	53	109	68	94	59	50
Other operating income*	191	174	129	154	106	91	87	83

Gross income	951	928	902	919	818	817	764	739

Operating expenses	(325)	(329)	(338)	(378)	(352)	(368)	(367)	(376)
General administrative expenses	(291)	(286)	(296)	(337)	(313)	(322)	(315)	(328)
Personnel	(163)	(164)	(169)	(161)	(174)	(172)	(175)	(179)
Other general administrative expenses	(128)	(122)	(127)	(176)	(139)	(150)	(140)	(149)
Depreciation and amortisation	(33)	(42)	(42)	(41)	(39)	(46)	(52)	(48)

Net operating income	627	600	564	542	467	449	397	363

Net loan-loss provisions	(130)	(211)	(106)	(147)	(75)	(96)	(58)	(92)
Other income	(36)	(32)	(33)	16	(25)	(35)	(193)	(5)

Profit before taxes	460	356	425	411	366	317	146	266

Tax on profit	(72)	(45)	(87)	(86)	(67)	(63)	(22)	(19)

Profit from continuing operations	388	311	337	325	300	254	124	247

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	388	311	337	325	300	254	124	247

Minority interests	—	—	—	—	—	—	—	—

Attributable profit to the Group	388	311	337	325	300	254	124	247

*	Including dividends, income from equity-accounted method and other operating income/expenses

Global Wholesale Banking

EUR million

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	2,501	2,416	85	3.5

Net fees	1,162	1,150	12	1.1
Gains (losses) on financial transactions	785	788	(3)	(0.4)
Other operating income*	256	254	2	0.6

Gross income	4,704	4,608	96	2.1

Operating expenses	(1,611)	(1,622)	11	(0.7)
General administrative expenses	(1,456)	(1,488)	32	(2.2)
Personnel	(943)	(987)	43	(4.4)
Other general administrative expenses	(512)	(501)	(11)	2.2
Depreciation and amortisation	(155)	(134)	(21)	15.7

Net operating income	3,093	2,986	107	3.6

Net loan-loss provisions	(261)	(144)	(117)	81.7
Other income	(48)	(35)	(13)	35.4

Profit before taxes	2,784	2,807	(23)	(0.8)

Tax on profit	(750)	(753)	3	(0.4)

Profit from continuing operations	2,034	2,054	(20)	(1.0)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	2,034	2,054	(20)	(1.0)

Minority interests	207	214	(7)	(3.3)

Attributable profit to the Group	1,827	1,840	(13)	(0.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.12	31.12.11	Amount	%
Business volumes
Total assets	287,780	280,664	7,115	2.5
Customer loans	69,133	81,148	(12,015)	(14.8)
Customer deposits	66,511	75,100	(8,589)	(11.4)

Global Wholesale Banking

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	561	625	605	624	612	630	614	646

Net fees	327	320	284	219	319	306	269	268
Gains (losses) on financial transactions	405	126	146	112	440	65	168	112
Other operating income*	30	112	43	69	38	152	24	42

Gross income	1,322	1,183	1,078	1,025	1,409	1,152	1,074	1,068

Operating expenses	(386)	(414)	(411)	(410)	(407)	(405)	(408)	(391)
General administrative expenses	(351)	(380)	(376)	(380)	(370)	(366)	(366)	(354)
Personnel	(232)	(249)	(245)	(261)	(242)	(237)	(244)	(220)
Other general administrative expenses	(119)	(131)	(131)	(120)	(128)	(129)	(122)	(134)
Depreciation and amortisation	(35)	(34)	(35)	(30)	(36)	(39)	(43)	(37)

Net operating income	936	769	667	614	1,002	747	666	678

Net loan-loss provisions	16	(106)	(42)	(12)	(54)	(82)	(18)	(108)
Other income	(20)	1	(29)	12	(33)	(16)	16	(15)

Profit before taxes	932	664	597	615	916	650	663	555

Tax on profit	(241)	(176)	(165)	(171)	(256)	(185)	(176)	(133)

Profit from continuing operations	691	488	431	443	660	464	487	422

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	691	488	431	443	660	464	487	422

Minority interests	55	53	60	46	57	49	43	58

Attributable profit to the Group	636	435	372	397	602	415	445	365

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12	31.12.12
Business volumes
Total assets	274,311	283,465	300,640	280,664	288,486	301,779	302,229	287,780
Customer loans	68,092	73,602	75,076	81,148	73,031	77,572	70,988	69,133
Customer deposits	91,767	86,999	80,018	75,100	77,289	68,652	60,170	66,511

Asset Management and Insurance

EUR million

			Variation
	2012	2011	Amount	%
Income statement
Net interest income	118	134	(16)	(11.6)

Net fees	373	410	(37)	(8.9)
Gains (losses) on financial transactions	7	5	2	41.1
Other operating income*	369	410	(41)	(9.9)

Gross income	867	958	(91)	(9.5)

Operating expenses	(308)	(321)	13	(4.1)
General administrative expenses	(273)	(284)	11	(3.8)
Personnel	(156)	(170)	15	(8.6)
Other general administrative expenses	(117)	(113)	(4)	3.4
Depreciation and amortisation	(35)	(37)	2	(6.3)

Net operating income	559	637	(78)	(12.2)

Net loan-loss provisions	(2)	0	(2)	—
Other income	(8)	(48)	40	(84.0)

Profit before taxes	550	590	(40)	(6.7)

Tax on profit	(147)	(127)	(20)	15.9

Profit from continuing operations	403	462	(60)	(12.9)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	403	462	(60)	(12.9)

Minority interests	19	29	(10)	(34.1)

Attributable profit to the Group	383	433	(50)	(11.5)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.12	31.12.11	Amount	%
Business volumes
Total assets	26,740	26,227	513	2.0
Customer loans	286	432	(145)	(33.7)
Customer deposits	7,196	5,727	1,470	25.7

Asset Management and Insurance

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	31	33	33	37	30	29	28	32

Net fees	103	101	106	100	96	92	91	94
Gains (losses) on financial transactions	1	8	(6)	2	1	1	2	3
Other operating income*	108	108	101	93	102	96	69	103

Gross income	243	250	234	231	229	218	189	231

Operating expenses	(77)	(79)	(80)	(84)	(77)	(78)	(78)	(75)
General administrative expenses	(69)	(70)	(71)	(73)	(68)	(69)	(69)	(67)
Personnel	(42)	(43)	(43)	(43)	(39)	(39)	(41)	(37)
Other general administrative expenses	(27)	(27)	(29)	(30)	(29)	(30)	(29)	(29)
Depreciation and amortisation	(9)	(9)	(9)	(11)	(9)	(9)	(8)	(9)

Net operating income	166	170	154	147	152	140	112	156

Net loan-loss provisions	(0)	0	(0)	0	(0)	(2)	(0)	0
Other income	(7)	(1)	(30)	(11)	(5)	(10)	2	5

Profit before taxes	159	170	124	137	146	128	114	162

Tax on profit	(34)	(34)	(30)	(29)	(40)	(33)	(27)	(48)

Profit from continuing operations	125	136	94	108	106	95	87	113

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	125	136	94	108	106	95	87	113

Minority interests	5	7	6	11	9	3	4	3

Attributable profit to the Group	120	129	88	97	98	92	83	110

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12	31.12.12
Business volumes
Total assets	33,439	36,281	35,453	26,227	26,412	26,018	26,740	26,740
Customer loans	472	448	450	432	431	409	427	286
Customer deposits	4,636	5,352	5,508	5,727	6,091	6,239	6,154	7,196

NPL ratio

%

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12	31.12.12
Continental Europe	4.53	4.76	5.04	5.18	5.42	5.68	6.01	6.25

Santander Branch Network	5.99	6.73	7.70	8.47	8.90	9.16	9.56	9.65
Banesto	4.31	4.54	4.69	5.01	5.07	5.27	5.74	6.28
Portugal	3.03	3.25	3.78	4.06	4.59	5.42	6.16	6.56
Santander Consumer Finance	4.99	4.74	4.50	3.97	4.05	3.88	3.96	3.90
Retail Poland (BZ WBK)	—	6.43	6.26	4.89	4.74	4.93	4.69	4.72

United Kingdom	1.73	1.81	1.86	1.84	1.82	1.83	1.94	2.05

Latin America	4.01	4.20	4.10	4.32	4.67	5.14	5.31	5.42

Brazil	4.85	5.05	5.05	5.38	5.76	6.51	6.79	6.86
Mexico	1.58	2.45	1.78	1.82	1.61	1.64	1.69	1.94
Chile	3.80	3.65	3.63	3.85	4.52	4.65	5.00	5.17

USA	4.15	3.76	3.22	2.85	2.46	2.27	2.31	2.29

Operating Areas	3.54	3.71	3.78	3.83	3.95	4.09	4.30	4.51

Total Group	3.61	3.78	3.86	3.89	3.98	4.11	4.33	4.54

Spain	4.57	4.81	5.15	5.49	5.75	5.98	6.38	6.74

NPL coverage

%

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12	31.12.12
Continental Europe	62.3	61.0	57.7	55.8	55.0	60.1	69.2	72.5

Santander Branch Network	50.2	46.7	41.2	39.9	40.1	48.6	61.6	67.5
Banesto	52.4	51.5	53.2	53.1	50.9	53.7	68.2	71.3
Portugal	61.9	61.5	53.3	54.9	57.6	53.4	51.7	53.1
Santander Consumer Finance	98.2	103.0	105.4	109.3	108.3	110.7	109.7	109.5
Retail Poland (BZ WBK)	—	66.7	68.8	65.2	66.3	62.1	64.0	68.3

United Kingdom	46.9	43.3	42.1	40.2	39.8	39.6	46.7	45.4

Latin America	107.3	104.8	102.5	97.0	91.6	89.5	89.8	87.5

Brazil	104.1	102.2	99.9	95.2	90.0	90.1	92.0	90.2
Mexico	234.1	164.7	175.6	175.7	194.9	183.4	175.4	157.3
Chile	88.9	88.9	87.9	73.4	68.3	64.0	60.8	57.7

USA	81.6	85.4	93.2	96.2	107.4	113.3	109.7	105.9

Operating Areas	70.7	69.3	66.2	64.1	62.9	65.8	72.0	73.1

Total Group	70.6	68.9	66.0	61.4	61.5	64.6	69.8	72.6

Spain	53.0	49.3	45.6	45.5	45.9	53.2	65.0	70.6

Spreads loans and deposits

%

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Santander Branch Network
Spread loans	1.90	1.97	2.03	2.01	2.19	2.42	2.62	2.66
Spread deposits	0.05	0.56	0.65	0.53	0.51	0.45	0.47	0.20

SUM	1.95	2.53	2.68	2.54	2.70	2.87	3.09	2.86

Retail Banking Banesto
Spread loans	2.03	2.08	2.12	2.16	2.33	2.31	2.30	2.37
Spread deposits	(0.36)	0.12	0.42	0.36	0.33	0.18	0.09	(0.39)

SUM	1.67	2.20	2.54	2.52	2.66	2.49	2.39	1.98

Retail Banking Portugal
Spread loans	1.96	2.06	2.15	2.23	2.34	2.39	2.47	2.47
Spread deposits	0.12	(0.31)	(0.47)	(0.78)	(0.91)	(0.96)	(1.13)	(1.24)

SUM	2.08	1.75	1.68	1.45	1.43	1.43	1.34	1.23

Santander Consumer Finance
Spread loans	4.83	4.43	4.48	4.57	4.51	4.57	4.67	4.73
Retail Banking United Kingdom
Spread loans	2.40	2.40	2.46	2.53	2.57	2.61	2.67	2.73
Spread deposits	(0.87)	(0.92)	(0.96)	(1.00)	(1.02)	(1.18)	(1.26)	(1.27)

SUM	1.53	1.48	1.50	1.53	1.55	1.43	1.41	1.46

Retail Banking Brazil
Spread loans	14.72	15.05	14.23	14.44	14.44	14.84	14.25	13.41
Spread deposits	1.12	1.12	1.18	1.00	0.73	0.65	0.56	0.51

SUM	15.84	16.17	15.41	15.44	15.17	15.49	14.81	13.92

Retail Banking Mexico
Spread loans	8.58	8.40	8.27	8.36	8.69	8.81	8.79	8.98
Spread deposits	2.09	2.04	1.99	1.96	1.96	1.92	1.93	2.00

SUM	10.67	10.44	10.26	10.32	10.65	10.73	10.72	10.98

Retail Banking Chile
Spread loans	4.38	4.14	4.18	4.35	4.56	4.62	4.48	4.36
Spread deposits	3.09	2.90	2.65	2.52	2.45	2.36	2.36	2.25

SUM	7.47	7.04	6.83	6.87	7.01	6.98	6.84	6.61

Retail Banking USA
Spread loans	2.16	2.24	2.22	2.29	2.36	2.45	2.37	2.39
Spread deposits	0.78	0.66	0.40	0.46	0.46	0.41	0.37	0.29

SUM	2.94	2.90	2.62	2.75	2.82	2.86	2.74	2.68

Risk-weighted assets

EUR million

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12	31.12.12
Continental Europe	235,191	240,008	236,164	229,586	225,553	221,916	221,884	212,448

Santander Branch Network	67,886	64,870	62,006	59,224	59,200	57,454	57,918	56,923
Banesto	53,818	52,122	53,885	51,251	49,293	47,619	46,899	41,837
Portugal	22,339	22,412	22,396	20,660	19,960	18,753	18,694	17,753
Santander Consumer	47,556	47,760	46,434	47,410	47,232	47,309	47,443	46,806
Retail Poland (BZ WBK)	—	9,353	7,677	8,003	8,756	8,904	8,795	9,799

United Kingdom	87,286	86,432	90,445	93,604	93,128	94,828	96,805	94,556

Latin America	171,431	176,039	155,566	162,195	167,495	165,149	165,312	168,997

Brazil	105,612	109,717	92,448	99,073	101,848	99,055	98,983	103,082
Mexico	21,786	22,537	19,745	18,990	20,450	22,094	22,157	21,852
Chile	23,217	23,520	21,191	22,556	23,746	25,292	25,810	25,904

USA	46,433	46,058	47,358	47,570	48,151	50,095	49,313	50,231

Operating Areas	540,341	548,537	529,533	532,955	534,327	531,989	533,314	526,232

Corporate Activities	33,695	31,942	29,254	33,003	35,912	29,536	28,971	30,798

Total Group	574,036	580,480	558,787	565,958	570,239	561,525	562,285	557,030

ACTIVITY AND RESULTS

ACTIVITY AND RESULTS

2012

31 January 2013

Santander

Important information 2 Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macroeconomic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”) could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments my differ materially from those of such subsidiaries.

Agenda ? Group performance 2012 — Highlights — Results ? Business areas performance 2012 ? Outlook ? Appendix

2012 Highlights

4

	2012 Data	Evolution
1 Sustained results generation	**Group Pre-provision profit:** EUR 23,559 mill.	Year's increase: +2% Increase since 2008: +32%
2 Effort in Group's provisions	**Group provisions:** EUR 19 bn. **NPL ratio:** 4.54% **Coverage ratio:** 73%	Provisions > 100% of Royal Decrees Best than financial system's average Coverage: Increased 11 p.p. in the year
3 Capital improvement	**Core capital ratio (BIS II):** 10.33%	Generating capital Reducing RWAs The ratio increased for the sixth year
4 Improved liquidity position	**Loan-to-deposit (LTD) ratio:** Group 113% Spain 96%	Repaid EUR 24 bn. of LTROs (maximum) Sharp improvement of LTD since 2008: Group 150% Spain 178%

Santander

2012 Highlights 4 2012 Data Evolution 1 Sustained results Group Pre-provision profit: Year’s increase: +2% generation EUR 23,559 mill. Increase since 2008: +32% 2 Group provisions:EUR 19 bn. Provisions > 100% of Royal Decrees Effort in Group’s NPL ratio: 4.54% Best than financial system’s average provisions Coverage ratio: 73% Coverage: Increased 11 p.p. in the year 3 Generating capital Core capital ratio (BIS II): Capital improvement Reducing RWAs 10.33% The ratio increased for the sixth year 4 Loan-to-deposit (LTD) ratio: Repaid EUR 24 bn. of LTROs (maximum) Improved Sharp improvement of LTD since 2008: Group 113% liquidity position Spain 96% Group 150% Spain 178% 2012 ordinary attributable profit: EUR 5,251 million Attributable profit after provisions: EUR 2,205 million

1 Sustained results generation 5

1 Sustained results generation

Revenues and costs[1]

EUR Billion
32.6
14.8
38.2
16.2
40.6
17.9
42.8
19.6
43.7
20.1
2008
2009
2010
2011
2012
Gross income
Costs

Pre-provision profit[1]

EUR Billion
17.8
22.0
22.7
23.2
23.6
2008
2009
2010
2011
2012
Net operating income

Santander

1 Sustained results generation 5 In 2012 Santander maintained an excellent track record in pre-provision profit underpinned by solid revenues … Revenues and costs1 Pre-provision profit1 EUR Billion EUR Billion 42.8 43.7 40.6 23.2 23.6 38.2 22.0 22.7 32.6 17.8 19.6 20.1 16.2 17.9 14.8 2008 2009 2010 2011 2012 2008 2009 2010 2011 2012 Gross income Costs Net operating income . placing us in the small group of international banks with net operating income above EUR 23 billion (1) In order to make a homogeneous comparison the P&L accounts of previous years have been restated, including the contribution from Santander Consumer USA and the insurance business in Latin America (included in the transaction with Zurich Seguros) in the “income from the equity accounted method” line.

6

2 Effort in Group's provisions

EUR Billion
7.1
11.0
11.6
12.2
18.8
2008
2009
2010
2011
2012

Total Spain: EUR 9 bn.

- Of which real estate: EUR 6.1 bn.

Real estate provisions 2011-2012

> 100% Royal Decrees

(*) Before use of generic provisions

Santander

2 Effort in Group’s provisions 6 2012, an exceptional year in real estate provisions in Spain Group’s Provisions (Group loan-loss provisions* + real estate Spain) EUR Billion Total Spain: EUR 9 bn. Of which real estate: EUR 6.1 bn. 11.6 12.2 11.0 Real estate provisions 7.1 2011-2012 > 100% Royal Decrees 2008 2009 2010 2011 2012 (*) Before use of generic provisions

2 Effort in Group's provisions

7

Impacts on 2012 attributable profit

EUR Million
5,251
+1,064
6,315
-4,110
2,205
2012 Ordinary attributable profit
Capital gains net of tax*
TOTAL
Real estate provisions net of tax
2012 Accounting attributable profit

Accounting attributable profit

EUR Million
5,351
2,205
2011
2012

Santander

2 Effort in Group’s provisions 7 Real estate provisions in Spain (EUR 6,140 mill.; EUR 4,110 mill. net of tax) put attributable profit at EUR 2,205 mill. Impacts on 2012 attributable profit Accounting attributable profit EUR Million EUR Million +1,064 6,315 5,251 5,351 2,205 2,205 -4,110 2012 Ordinary Capital gains TOTAL Real estate 2012 Accounting 2011 2012 attributable net of tax* provisions attributable profit net of tax profit (*) Iberia reinsurance transaction, Colombia, sale of Canalejas building, UK net

8

2 Effort in Group's provisions

Total real estate exposure in Spain

EUR Billion

-EUR 28.5 bn.; -69%
42.5
37.6
34.8
32.0
23.7
41.0
33.8
30.6
24.9
12.5
Gross exposure
Coverage
Net exposure
Dec'08
Dec'09
Dec'10
Dec'11
Dec'12

Net loans: 8.8
Net foreclosed: 3.7

Total exposure coverage (including outstanding risk)

3%
22%
47%
Dec'08
Dec'11
Dec'12

Of which:

- Coverage excl. outstanding risk[1]: 50%
- Outstanding risk coverage[2] : 39%

2 Effort in Group’s provisions 8 Net real estate exposure in Spain declined 69% since the onset of the crisis due to effort in provisions and sharp volumes reduction Total exposure coverage Total real estate exposure in Spain (including outstanding risk) EUR Billion -EUR 28.5 bn.; -69% 47% 23.7 Gross exposure 22% 41.0 33.8 Coverage 30.6 24.9 3% Net exposure Dec’08 Dec’11 Dec’12 Dec’08 Dec’09 Dec’10 Dec’11 Dec’12 Of which: Net loans: 8.8 • Coverage excl. outstanding risk1: 50% Net foreclosed: 3.7 • Outstanding risk coverage2 : 39% (1) Non-performing + Substandard + Foreclosed assets from real estate in Spain (2) Outstanding risk = performing loans

2

Spain. Evolution of gross real estate exposure

9

Sharp reduction in total gross real estate exposure …

Jan-Sep'12 evolution (latest available)

EUR mill.

SAN Jan-Dec'12:
-8,289
Santander
-5,500
C1
+300
C2
+700
C3
+900
C4
+5,100

… makes Santander the bank with the lowest exposure among peers

Gross balance at Sep'12 (latest available)

EUR mill.

SAN Dec'12:
23,700
26,500
27,900
30,200
34,100
36,700
Santander
C1
C2
C3
C4

Santander

2 Spain. Evolution of gross real estate exposure 9 Management of real estate exposure, a differential trait in the sector Sharp reduction in total gross real estate … makes Santander the bank with the exposure … lowest exposure among peers Jan-Sep’12 evolution (latest available) Gross balance at Sep’12 (latest available) EUR mill. EUR mill. SAN Jan-Dec’12: -8,289 SAN Dec’12: 36,700 Santander -5,500 23,700 34,100 30,200 C1 +300 27,900 26,500 C2 +700 C3 +900 C4 +5,100 Santander C1 C2 C3 C4 Competitors data (BBVA, Caixabank, Banco Popular and Banco Sabadell) are on a like-for-like basis, assuming the perimeter they have after the acquisitions was the same in the two periods being compared

2

Spain. Evolution of gross real estate exposure

10

Real estate sales (number of sales)

33,500
X1.9
17,700
• 16,000 by real estate developers
• 17,500 On-balance sheet real estate (foreclosed)
2011
2012

Quarterly evolution - 2011 and 2012

EUR Mill.

-714
+373
+453
+225
-7
+37
-202
-111
-438
Q1'11
Q2
Q3
Q4
Q1'12
Q2
Q3
Q4

Mortgages approved by Santander financed around 60% of sales

Santander

2 Spain. Evolution of gross real estate exposure 10 Record sales of properties in order to reduce real estate risk (financing + foreclosures) In 2012 sales of properties doubled in On balance sheet foreclosed real estate order to reduce real estate risk dropped for the first time in 2012 Real estate sales (number of sales) Quarterly evolution—2011 and 2012 EUR Mill. -714 33,500 +453 +373 X1.9 +225 -7 +37 • 16,000 by real estate 17,700 developers -111 -202 • 17,500On-balance sheet real estate -438 (foreclosed) Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Q4 2011 2012 Mortgages approved by Santander financed around 60% of sales

2 Effort in Group's provisions. Coverage ratio

11

Total Group

%
73
71
69
66
61
62
65
70
73
Dec'10 Mar'11 Jun'11 Sep'11 Dec'11 Mar'12 Jun'12 Sep'12 Dec'12

Continental Europe

%
Spain
58 53 49 46 45 46 53 65 71
D'10 M'11 J'11 S'11 D'11 M'12 J'12 S'12 D'12
SCF
101 98 103 105 109 108 111 110 110
D'10 M'11 J'11 S'11 D'11 M'12 J'12 S'12 D'12

United Kingdom and USA

%
UK
48 47 43 42 40 40 40 47 45
D'10 M'11 J'11 S'11 D'11 M'12 J'12 S'12 D'12
USA
75 82 85 93 96 107 113 110 106
D'10 M'11 J'11 S'11 D'11 M'12 J'12 S'12 D'12

Latin America

%
Brazil
101 104 102 100 95 90 90 92 90
D'10 M'11 J'11 S'11 D'11 M'12 J'12 S'12 D'12
Latam Ex-Brazil
110 114 110 109 102 95 88 85 81
D'10 M'11 J'11 S'11 D'11 M'12 J'12 S'12 D'12

Santander

2 Effort in Group’s provisions. Coverage ratio 11 The sharp improvement of coverage ratio in Spain produced an increase at Group level for the fourth straight quarter Total Group Continental Europe % % Spain SCF 73 73 71 70 69 66 65 71 61 62 65 109 111 110 110 108 58 103 105 53 53 101 49 46 45 46 98 Dec’10Mar’11 Jun’11 Sep’11Dec’11Mar’12 Jun’12 Sep’12Dec’12 D’10M’11 J’11 S’11D’11M’12 J’12 S’12D’12 D’10M’11 J’11 S’11D’11M’12 J’12 S’12D’12 United Kingdom and USA Latin America % UK USA % Brazil Latam Ex-Brazil 113 107 110 114 106 110 110 109 101 104 102 100 102 96 95 90 90 92 90 95 93 88 85 81 82 85 48 47 47 75 43 42 45 40 40 40 D’10M’11 J’11 S’11D’11M’12 J’12 S’12D’12 D’10M’11 J’11 S’11D’11M’12 J’12 S’12D’12 D’10M’11 J’11 S’11D’11M’12 J’12 S’12D’12 D’10M’11 J’11 S’11D’11M’12 J’12 S’12D’12

12

2 Effort in Group's provisions. NPL ratio

Total Group

Continental Europe

%
Spain
4.24 4.57 4.81 5.15 5.49 5.75 5.98 6.38 6.74
D'10 M'11 J'11 S'11 D'11 M'12 J'12 S'12 D'12
SCF
5.25 4.99 4.74 4.50 3.97 4.05 3.88 3.96 3.90
D'10 M'11 J'11 S'11 D'11 M'12 J'12 S'12 D'12

United Kingdom and USA

Latin America

%
Brazil
4.91 4.85 5.05 5.05 5.38 5.76 6.51 6.79 6.86
D'10 M'11 J'11 S'11 D'11 M'12 J'12 S'12 D'12
Latam Ex-Brazil
3.07 2.94 3.08 2.91 2.89 3.24 3.41 3.50 3.62
D'10 M'11 J'11 S'11 D'11 M'12 J'12 S'12 D'12

Santander

2 Effort in Group’s provisions. NPL ratio 12 The Group’s NPLs continue on an upward trend mainly because of Spain and Brazil Total Group Continental Europe % % Spain SCF 6.74 4.54 6.38 4.33 5.49 5.75 5.98 3.98 4.11 5.25 4.99 3.78 3.86 3.89 5.15 3.55 3.61 4.57 4.81 4.74 4.50 4.24 4.05 3.97 3.88 3.96 3.90 Dec’10Mar’11 Jun’11 Sep’11Dec’11Mar’12 Jun’12 Sep’12Dec’12 D’10M’11 J’11 S’11 D’11M’12 J’12 S’12 D’12 D’10M’11 J’11 S’11 D’11M’12 J’12 S’12 D’12 United Kingdom and USA Latin America % UK USA % Brazil Latam Ex-Brazil 6.79 6.86 4.61 6.51 4.15 5.76 3.76 5.38 4.91 4.85 5.05 5.05 3.41 3.50 3.62 3.22 3.24 3.07 2.94 3.08 2.91 2.89 2.05 2.85 1.74 1.73 1.81 1.86 1.84 1.82 1.83 1.94 2.46 2.27 2.31 2.29 D’10M’11J’11 S’11D’11M’12J’12 S’12D’12 D’10M’11J’11 S’11D’11M’12J’12 S’12D’12 D’10M’11J’11 S’11D’11M’12J’12 S’12D’12 D’10M’11J’11 S’11D’11M’12J’12 S’12D’12

3 Capital improvement

13

Core capital ratio
5.91%
6.25%
7.58%
8.61%
8.80%
10.02%
10.33%
Dec'06
Dec'07
Dec'08
Dec'09
Dec'10
Dec'11
Dec'12

2012 evolution
+31 b.p.
10.02
+1.34
-1.03
10.33
Dec'11
Ordinary profit generation + Mexico IPO
Net provisions + FX rate
Dec'12

Santander

3 Capital improvement 13 In 2012, increase in core capital ratio for the sixth straight year Core capital ratio 2012 evolution +31 b.p. 8.80% +1.34 8.61% 10.33 7.58% 10.02 -1.03 6.25% 5.91% Dec’11 Ordinary profit Net provisions Dec’12 generation + + FX rate Mexico IPO Dec’06 Dec’07 Dec’08 Dec’09 Dec’10 Dec’11 Dec’12 Note: Dec’06 and Dec’07 according to BIS I

14

4 Improved liquidity position

Deleveraging in Spain + Portugal

Var. Dec'12/Dec'11 in € bn.
+22bn.
-20bn.
Gap reduction: -42 bn.
Net loans
Deposits¹

Net loan-to-deposit¹ ratio. Total Group

150%
135%
117%
117%
113%
D'08
D'09
D'10
D'11
D'12

Group's high issuance capacity

Jan-Dec'12 in € bn.
43.0
8.0
9.0
10.0
16.0
31.1
11.9
M/L term issues
Securitisations²
Q1'12
Q2'12
Q3'12
Q4'12
Total

Deposits¹ + M/L term financing / net loans

104%
106%
115%
113%
118%
D'08
D'09
D'10
D'11
D'12

Santander

4 Improved liquidity position 14 Strong liquidity improvement, a priority in the year’s strategy, allowed us to return the entire LTROs (EUR 24 bn.) borrowed in Dec’11 Deleveraging in Spain + Portugal Net loan-to-deposit1 ratio. Total Group Var. Dec’12/Dec’11 in € bn. 150% +22bn. 135% Gap reduction: 117% 117% 113% -42 bn. -20 bn. Net loans Deposits1 D’08 D’09 D’10 D’11 D’12 Group’s high issuance capacity Deposits1 + M/L term financing / net loans Jan-Dec’12 in € bn. 43.0 8.0 9.0 31.1 118% M/L term 115% 113% 10.0 issues 106% 104% 16.0 11.9 Securitisations2 Q1’12 Q2’12 Q3’12 Q4’12 Total D’08 D’09 D’10 D’11 D’12 (1) Including retail commercial paper (2) Placed in the market and including structured financing

Agenda ? Group performance 2012 — Highlights — Results ? Business areas performance 2012 ? Outlook ? Appendix

Grupo Santander Results 2012 vs. 2011 The results underscored the soundness of the pre-provision profit and the impact of the effort made in provisions Var. / 2011 % excl. fx EUR Mill. 2012 Amount % and perimeter Gross income 43,675 +921 +2.2 +3.7 Operating expenses -20,116 -557 +2.9 +2.8 Net operating income 23,559 +364 +1.6 +4.4 Loan-loss provisions -12,666 -2,766 +27.9 +31.3 Other results -2,446 +538 -18.0 -17.0 Ordinary profit before tax 8,447 -1,864 -18.1 -15.2 Tax and minority interests -3,189 +77 -2.4 -9.5 Profit before real estate provisions 5,251 -1,769 -25.2 -17.6 Net capital gains and provisions -3,047 -1,377 +82.4 +82.8 Accounting attributable profit 2,205 -3,146 -58.8 -48.9 NOTE: In order to make a homogeneous comparison the P&L accounts of previous years have been restated, including the contribution from Santander Consumer USA and the insurance business in Latin America (included in the transaction with Zurich Seguros) in the “income from the equity accounted method” line.

17

Gross income

Group's gross income

Constant EUR Million

Total
Other[2]
10,283
10,867
10,663
10,739
11,106
11,218
10,732
10,619
9,428
9,858
9,868
10,047
10,243
10,328
10,057
9,984
Basic revenues[1]
Q1'11
Q2
Q3
Q4
Q1'12
Q2
Q3
Q4

Basic revenues Q4'12 / Q3'12: -EUR 73 mill.; -0.7%

	Q4'12 / Q3'12
Continental Europe	-51
UK	+24
Latam	+12
USA	-5
Corporate Centre	-53

Santander

Gross income 17 High recurring basic revenues as the main driver of profits Basic revenues Group’s gross income Q4’12 / Q3’12: Constant EUR Million -EUR 73 mill.; -0.7% 11,106 11,218 Total 10,283 10,867 10,663 10,739 10,732 10,619 Q4’12 / Q3’12 Other2 Continental Europe -51 10,243 10,328 UK +24 9,858 9,868 10,047 10,057 9,984 9,428 Basic Latam +12 revenues1 USA -5 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Q4 Corporate Centre -53 (1) Basic revenues: Net interest income + fee income + insurance activities (2) Trading gains + dividends + equity accounted income + other operating results

18

Operating Expenses

Group's expenses

Constant EUR Million
4,663
4,817
4,901
5,146
4,994
4,981
5,072
5,069
Q1'11
Q2
Q3
Q4
Q1'12
Q2
Q3
Q4

	Q4'12 / Q3'12
Continental Europe	-8
UK	-23
Latam	+119
USA	+10
Corporate Centre	-101

Santander

Operating Expenses 18 Stable in recent quarters. Declined in Europe and rose in Latam (increased commercial capacity and signing of salary agreements) Expenses Group’s expenses Q4’12 / Q3’12: -EUR 3 mill.; -0.1% Constant EUR Million Q4’12 / Q3’12 5,146 5,072 5,069 4,901 4,994 4,981 Continental Europe -8 4,817 4,663 UK -23 Latam +119 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Q4 USA +10 Corporate Centre -101

Provisions

19

Group's Provisions

Constant EUR Million
1,991
2,481
2,650
2,588
1,812
3,028
3,409
2,780
3,000
2,230
3,229
1,130
Q1'11
Q2
Q3
Q4
Q1'12
Q2
Q3
Q4
Net loan-loss provisions
Real estate provisions in Spain

	Q4'12 / Q3'12
Continental Europe	+223
UK	+9
Latam	-6
USA	+12
Corporate Centre	-9

Santander

Provisions 19 Higher provisions in recent quarters because of real estate provisions in Spain. Provisions > 100% of Royal Decrees Loan-loss provisions Group’s Provisions Q4’12 / Q3’12: +EUR 229 mill.; +7.6% Constant EUR Million 2,780 2,230 1,130 Q4’12 / Q3’12 1,812 Continental Europe +223 3,409 3,229 UK +9 2,650 3,028 3,000 2,481 2,588 1,991 Latam -6 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Q4 USA +12 Net loan-loss provisions Real estate provisions in Spain Corporate Centre -9

Agenda Group performance 2012 Highlights Results Business areas performance 2012 Outlook Appendix

Business areas 2012

21

High geographic diversification in profits generation

Ordinary attributable profit by geographic segment in 2012(1)

Portugal, 1%
Poland, 5%
Spain, 15%
Brazil, 26%
Germany, 4%
Other Europe, 2%
United Kingdom, 13%
Mexico, 12%
USA, 10%
Other Latam, 6%
Chile, 6%

(1) Over operating areas ordinary attributable profit

Santander

Business areas 2012 21 High geographic diversification in profits generation Ordinary attributable profit by geographic segment in 2012(1) Portugal, 1% Poland, 5% Spain, 15% Germany, 4% Brazil, 26% Other Europe, 2% United Kingdom, 13% Mexico, 12% USA, 10% Other Latam, Chile, 6% 6% (1) Over operating areas ordinary attributable profit

22

Continental Europe 2012

Attributable profit: EUR 2,305 mill.

Var. 2012 / 2011

		Excl. perimeter
Basic revenues	+4%	+2%
Gross income	+4%	+3%
Expenses	+1%	-1%
Net op. income	+8%	+7%
Net op. income after provisions	-5%	-6%
Attrib. profit	+1%	0%

Basic revenues

EUR Million
+5%
3,023
3,391
3,278
3,109
3,262
3,444
3,312
3,264
Q1'11
Q2
Q3
Q4
Q1'12
Q2
Q3
Q4

Attributable profit

(*) Including use of generic provisions for EUR 396 million

Santander

Continental Europe 2012 22 Stable revenues in recent quarters and tight cost control. Year-on-year comparison impacted by the larger provisions made Attributable profit: Basic revenues EUR 2,305 mill. EUR Million Var. 2012 / 2011 +5% Excl. perimeter 3,391 3,278 3,023 3,109 3,262 3,444 3,312 3,264 Basic revenues +4% +2% Gross income +4% +3% Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Q4 Expenses +1% -1% Attributable profit EUR Million Net op. income +8% +7% 878 Net op. income 700 -5% -6% 584 627 602 after provisions 491 443 266 Attrib. profit +1% 0% Q1’11* Q2 Q3 Q4 Q1’12 Q2 Q3 Q4 (*) Including use of generic provisions for EUR 396 million

Continental Europe

23

Evolution of main units ordinary attributable profit

SAN Branch Network

EUR million
+7%
660
709
2011
2012

Banesto

EUR million
-28%
130
94
2011
2012[1]

Portugal

EUR million
-29%
174
124
2011
2012

Santander Consumer Finance

EUR million
+9%
666
727
2011
2012

Poland (BZ WBK)

Constant EUR million
+44%[2]
228
330
Apr-Dec'11
2012

Santander

Continental Europe 23 Evolution of main units ordinary attributable profit SAN Branch Network Banesto Portugal EUR million EUR million EUR million +7% 660 709 -28% -29% 174 130 124 94 2011 2012 1 2011 2012 2011 2012 Santander Consumer Finance Poland (BZ WBK) EUR million Constant EUR million +9% 727 +44%2 666 330 228 2011 2012 Apr-Dec’11 2012 (1) Contribution under Group’s criteria. Under individual criteria, loss of EUR 955 mill (2) Perimeter impact: in 2011, consolidated for three quarters. Excl. perimeter in local criteria: +21%

Santander Branch Network 2012

24

Activity

Volumes

Var. Dec'12 / Dec'11
+24%
-7%
Loans
Deposits 2

Balances (€ bn.) and LDR[1]

122%
92%
103
84
95
104
Loans
Dep. 2
Dec'11
Loans
Dep. 2
Dec'12

Basic revenues

EUR Million
+13%
1,072
1,136
1,094
1,031
1,116
1,219
1,178
1,167
Q1'11
Q2
Q3
Q4
Q1'12
Q2
Q3
Q4

Return on net interest income

Return / Cost

Return
3.04%
3.66%
3.74%
3.68%
3.50%
Cost2
1.30%
1.36%
1.46%
1.44%
1.62%
Q1'11
Q4'11
Q2'12
Q3'12
Q4'12

Net interest inc. / ATAs

2.95%
3.43%
2011
2012

Attributable profit

Santander

Santander Branch Network 2012 24 Excellent deposits performance, and thus improving liquidity position. Revenues remained stable in the period Activity Basic revenues 1 EUR Million Volumes Balances (€ bn.) and LDR +13% Var. Dec’12 / Dec’11 122% 92% 1,219 1,178 1,167 +24% 1,072 1,136 1,094 1,116 1,031 103 95 104 84 -7% 2 Loans Dep.2 Loans Dep.2 Loans Deposits Dec’11 Dec’12 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Q4 Return on net interest income Attributable profit Return / Cost Net interest inc. / ATAs EUR Million 3.74% Return 3.66% 3.68% 3.50% 3.04% 3.43% 274 226 266 2.95% 173 196 Cost2 101 58 75 1.46% 1.62% 1.30% 1.36% 1.44% Q1’11 Q4’11Q2’12 Q3’12 Q4’12 2011 2012 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Q4 (1) Net loan-to-deposit ratio (2) Including retail commercial paper

Banesto 2012

25

Activity

Volumes[2]

Var. Dec'12 / Dec'11

+4%
-7%
Loans
Deposits

Loan-to-deposit[1] ratio

134%
123%
Dec'11
Dec'12

Deposit[2] growth very focused on individuals

+EUR 2,019 mill.; +5%
+7%
+4%
-7%
24
16
3
Individuals
Companies + Public sector
Wholesale

LOANS: Retail stable, GBM deleveraging and real estate declining

-2%
-2%
-9%
-1%
-10%
-34%
20
4
21
12
4
Individuals mortgages
Other individuals
Companies + Public sector
Wholesale
Real estate

NPL and coverage ratios much better than the sector's

NPL

5.01%
6.28%
2011
2012

Coverage

53%
71%
2011
2012

Santander

Banesto 2012 25 Very good performance of deposits in the quarter, maintaining the trend of narrowing the commercial gap Activity Deposit2 growth very focused on individuals Volumes2 Loan-to-deposit1 ratio Balances in EUR bn. and Var. Dec’12 / Dec’11 Var. Dec’12 / Dec’11 +EUR 2,019 mill.; +5% +4% 134% 123% +7% +4% -7% 24 -7% 16 Loans Deposits Dec’11 Dec’12 3 Individuals Companies + Wholesale LOANS: Retail stable, GBM deleveraging and Public sector real estate declining NPL and coverage ratios Balances in EUR bn. much better than the sector’s and var. Dec’12 / Dec’11 -2% NPL Coverage 71% -2% -9% -1% -10% -34% 53% 20 21 6.28% 12 5.01% 4 4 Individuals Other Companies + Wholesale Real estate mortgages individuals Public sector 2011 2012 2011 2012 (1) Net loan-to-deposit ratio (2) Loans excluding Repos. Deposits + retail commercial paper (excl. Repos)

Banesto 2012 26

EUR million

Basic revenues
+2%
2,017
2,059
2011
2012
Net operating income
+14%
1,112
1,267
2011
2012
Loan-loss provisions
+43%
661
943
2011
2012
Attributable profit
-28%
130
94
2011
2012

EUR million

• **Attrib. profit under Group criteria:**		**94**
Retail banking profit	368	
Liquidity, ALCO and markets	-274	
• Real estate provisions (Group Corporate Activities)		-977
• Minority interests and consolidation adjustments		-72
Net loss in Banesto books		**-955**

Santander

Banesto 2012 26 Soundness in the upper part of the income statement: net operating income +15% … … individual P&L impacted by real estate provisions EUR million Basic revenues Net operating income Reconciliation of Banesto’s P&L under +2% the Group’s criteria with individual P&L +14% 2,017 2,059 1,267 EUR million 1,112 Attrib. profit under Group criteria: Retail banking profit 368 Liquidity, ALCO and markets -274 2011 2012 2011 2012 Real estate provisions -977 Loan-loss provisions Attributable profit (Group Corporate Activities) Minority interests and consolidation adjustments -72 +43% 943 -28% 661 130 Net loss in Banesto books -955 2011 2012 2011 2012

Banesto a solid franchise

27

Good performance versus competitors during the crisis

Capital soundness
Core capital ratio

After fully absorbing the loss
6.3%
7.2%
7.7%
8.3%
9.0%
9.2%
Dec'07
Dec'08
Dec'09
Dec'10
Dec'11
Dec'12

Good liquidity position
Deposits[1] + M/L term financing / net loans

Repaid 100% of LTROs borrowed in Dec'11: EUR 4 bn.
104%
108%
114%
108%
111%
Dec'08
Dec'09
Dec'10
Dec'11
Dec'12

NPL ratio better than the sector's

%
Sector
Banesto
0.92
3.37
5.08
5.81
7.84
11.38 (Nov.)
0.47
1.64
2.97
4.11
5.01
6.28
Dec'07
Dec'08
Dec'09
Dec'10
Dec'11
Dec'12

More efficient than peers

Net interest income / ATAs
Var. 2012 / 2007 in b.p.
-6
-35
Banesto
Peers*
%
Peers*
Banesto
Efficiency
43.7
49.6
41.0
43.8
2007
2012

Santander

Banesto a solid franchise 27 Good performance versus competitors during the crisis Capital soundness Good liquidity position Core capital ratio Deposits1 + M/L term financing / net loans After fully absorbing the loss Repaid 100% of LTROs borrowed in Dec’11: EUR 4 bn. 9.0% 9.2% 8.3% 108% 114% 111% 7.7% 104% 108% 7.2% 6.3% Dec’07 Dec’08 Dec’09 Dec’10 Dec’11 Dec’12 Dec’08 Dec’09 Dec’10 Dec’11 Dec’12 NPL ratio better than the sector’s More efficient than peers %Sector Banesto (Nov.) %Peers* Banesto Net interest income / ATAs Efficiency 7.84 Var. 2012 / 2007 in b.p. 5.81 49.6 5.08 3.37 6.28 43.7 0.92 5.01 4.11 -6 1.64 2.97 -35 43.8 0.47 41.0 Banesto Peers* Dec’07 Dec’08 Dec’09 Dec’10 Dec’11 Dec’122012 2007 (*) Banco Sabadell, Banco Popular y Bankinter (1) Including retail commercial paper

28

Banesto 2012. Santander, Banesto & Banif integration

High synergies	EUR 520 mill. by the third year	Costs: 420 mill. Revenues: 100 mill.
New business structure	Efficiency improvement	Improved profitability Market share gain
Will strengthen core segments	SMEs/ corporate and high income clients	More products in a broader branch network
Neutral impact on capital	EPS in 2015: +3% o/ consensus	ROTE target: 12-15%

Santander

Banesto 2012. Santander, Banesto & Banif integration Operation rationale derived from Spain’s market situation, aimed at improving profitability and efficiency High EUR 520 mill. Costs: 420 mill. synergies by the third year Revenues: 100 mill. New business Improved profitability Efficiency improvement structure Market share gain Will strengthen SMEs/ corporate More products in a core segments and high income clients broader branch network Neutral impact EPS in 2015: ROTE target: on capital +3% o/ consensus 12-15%

Spain[1]. Loans and deposits

29

Appropiate loan-to-deposit structure

EUR Billion
TOTAL
206
202
TOTAL
Real estate purpose
16
Household mortgages
55
Other loans to individuals
18
Companies w/o real estate purposes + suppliers financ.3
104
Other Public sector
13
11
Retail comm. paper
106
Time deposits / other
85
Demand deposits
Gross loans
Deposits

Improved net loan-to-deposit[2] ratio

Reduced commercial Gap: -40 bn.
178%
149%
119%
118%
96%
D'08
D'09
D'10
D'11
D'12

Santander

Spain1. Loans and deposits 29 Improved balance sheet structure and loan-to-deposit ratio in the year Appropiate loan-to-deposit structure Improved net loan-to-deposit2 ratio EUR Billion TOTAL 206 TOTAL Real estate 202 16 11 Retail purpose comm. paper Household Reduced 55 mortgages commercial Gap: Time deposits -40 bn. 106 / other Other loans 18 178% to individuals 149% Companies w/o 119% real estate 118% purposes + 3 104 96% suppliers financ. 85 Demand deposits Other Public sector 13 Gross loans Deposits D’08 D’09 D’10 D’11 D’12 (1) Including Santander Branch Network, Banesto, GBM Spain, Santander Consumer Spain and Banif (2) Including retail commercial paper (3) Companies: EUR 100 bn.; Financing to suppliers (Public sector): EUR 4 bn.

30

Spain[1]. Deposits evolution

Diversified growth by product ...

EUR Billion
+12%
+22 bn
Total
180
202
Retail commercial paper
6
11
+5 bn
Time deposits and other
96
106
+10 bn
Demand deposits
78
85
+7 bn
Dec'11
Dec'12
Market share (e):
+220 b.p. in the year

... and segment, with special focus on individuals

Change in balances in 2012
EUR Billion and %
+11.9
+3.0
+5.3
+1.4
Individuals
Private Bkg.
Companies
Institutions
+19%
+13%
+6%
+14%

Santander

Spain1. Deposits evolution 30 Leader in deposit capturing in 2012, which produced sharp market share gain . and segment, with special focus on Diversified growth by product . individuals EUR Billion Change in balances in 2012 +12% +22 bn EUR Billion and % 202 Total 180 11 +5 bn Retail commercialpaper 6 +11.9 106 +10 bn Time deposits 96 and other +5.3 +3.0 Demand 85 +7 bn +1.4 78 deposits Individuals Private Bkg. Companies Institutions Dec’11 Dec’12 +19% +13% +6% +14% Market share (e): +220 b.p. in the year (1) Including Santander Branch Network, Banesto, GBM Spain, Santander Consumer Spain and Banif (e) Estimated data

Spain[1]. Loans to customers

31

Gross loans
EUR Billion
219
-6%
206
Total
23
59
20
105
12
16
55
18
104
13
Real estate purposes
Household mortgages
Other loans to individuals
Companies w/o real estate purposes + suppliers financ.2
Other Public sector
Dec'11
Dec'12

Different evolution by segment

- Sharp reduction in real estate exposure: -32%
- Lower household indebtedness: -7%
- Financing to companies continues: ---

Santander

Spain1. Loans to customers 31 The sector’s deleveraging continues, basically due to reduction of real estate exposure Gross loans EUR Billion Different evolution by segment 219 -6% 206 Total 23 Real estate Sharp reduction in real estate exposure -32% 16 purposes 59 Household 55 mortgages Lower household indebtedness -7% 20 18 Other loans to individuals Companies w/o real estate 105 104 purposes + 2 suppliers financ. Financing to companies continues —- 12 13 Other Public sector Dec’11 Dec’12 (1) Including Santander Branch Network, Banesto, GBM Spain, Santander Consumer Spain and Banif (2) Companies: EUR 100 bn.; Financing to suppliers (Public sector): EUR 4 bn.

Spain[1]. Breakdown of NPL ratio and entries

32

NPL ratio

%
With real estate purpose
17.0
28.6
42.8
47.7
Total
4.2
5.5
6.4
6.7
Total w/o real estate purpose
2.9
3.3
3.6
4.0
Dec'10
Dec'11
Sep'12
Dec'12

Dec'10	Dec'11	Sep'12	Dec'12	
2.2	2.7	2.7	2.8	Household mortgages
3.1	3.5	3.9	4.3	Rest of portfolio

NPL entries >90 days

Base 100: H1'08
Non-real estate companies
100
207
235
144
216
219
234
287
266
283
Mortgages to individual customers
100
154
164
96
100
89
107
105
103
95
Other loans to individuals
100
165
157
101
76
67
62
56
56
55
Consumer
100
138
142
88
64
53
48
48
47
53
Cards
H1'08
H2
H1'09
H2
H1'10
H2
H1'11
H2
H1'12
H2

Santander

Spain1. Breakdown of NPL ratio and entries 32 NPL ratio increased mainly because of real estate and reduced total lending. Stable NPLs entries in individual customers and companies2 in recent quarters NPL ratio NPL entries >90 days % With real Base 100: H1’08 estate Non-real estate companies purpose 47.7 287 266 283 42.8 235 216 219 234 207 144 100 28.6 Mortgages to individual customers Total 17.0 6.7 164 6.4 154 5.5 100 100 107 105 103 96 89 95 4.2 Total w/o 4.0 real estate 3.6 purpose Other loans to individuals 3.3 2.9 165 157 Dec’10 Dec’11 Sep’12 Dec’12 100 101 Consumer 138 142 76 67 62 56 56 55 100 2.2 2.7 2.7 2.8 Household 88 Cards 64 mortgages 53 48 48 47 53 3.1 3.5 3.9 4.3 Rest of portfolio H1’08 H2 H1’09 H2 H1’10 H2 H1’11 H2 H1’12 H2 (1) Including SAN Branch Network, Banesto, GBM Spain, Santander Consumer Spain and Banif (2) Companies without real estate purpose

Portugal 2012

33

Activity

Volumes

Var. Dec'12 / Dec'11
+2%
-9%
Loans
Deposits

Balances (€ bn.) and LDR[1]

121%
108%
28
23
26
24
Loans
Dep.
Dec'11
Loans
Dep.
Dec'12

Basic revenues

EUR Million
-11%
273
242
225
219
246
258
225
195
Q1'11
Q2
Q3
Q4
Q1'12
Q2
Q3
Q4

Return on net interest income

Return / Costs

3.30%
3.98%
3.68%
3.40%
3.11%
Return
2.51%
2.37%
2.32%
2.25%
1.58%
Costs
Q1'11 Q4'11 Q2'12 Q3'12 Q4'12

Net interest inc. / ATAs

1.29%
1.30%
2011
2012

Attributable profit

(1) Net loan-to-deposit ratio

Santander

Portugal 2012 33 Santander Totta continued its deleveraging in a scenario of strong adjustments, with stable profit in the last quarters Activity Basic revenues EUR Million Volumes Balances (€ bn.) and LDR1 -11% Var. Dec’12 / Dec’11 121% 108% 273 258 +2% 242 225 246 225 219 28 26 195 23 24 -9% Loans Deposits Loans Dep. Loans Dep. Dec’11 Dec’12 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Q4 Return on net interest income Attributable profit EUR Million Return / Costs Net interest inc. / ATAs 3.98% 3.68% Return 3.30% 3.40% 3.11% 1.29% 1.30% 90 41 45 38 2.51% 2.37% 33 27 27 2.32% 2.25% 1.58% Costs -2 Q1’11Q4’11 Q2’12 Q3’12 Q4’12 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Q4 2011 2012 (1) Net loan-to-deposit ratio

34

Santander Consumer Finance Continental Europe 2012

Activity

Volumes

Var. Dec'12 / Dec'11

0%
-4%
Loans
Deposits

Net interest income / Provisions (% /ATAs)

3.44%
3.22%
Net interest income
2.20
2.20
Provisions
1.24%
1.02%
2011
2012

Gross loans: EUR 59 bn.

% o/ total
Other
Germany
Poland
6
5
Italy
11
Spain
12
52
14
Nordic countries

New loans: +1%

Var. % 2012/2011
Germany
+5%
Nordic countries
+14%
Poland
+9%
Spain
-4%
Italy
-29%
Others
-11%

Basic revenues

EUR Million

+1%
792
828
825
777
815
778
790
783
Q1'11
Q2
Q3
Q4
Q1'12
Q2
Q3
Q4

Attributable profit*

EUR Million

Santander Consumer Finance Continental Europe 2012 34 Differential evolution in its sector, against a backdrop of reduced activity. Higher profit fuelled by recurring revenues and lower provisions. High financing capacity Activity Basic revenues EUR Million Volumes Net interest income / +1% Provisions (% /ATAs) Var. Dec’12 / Dec’11 3.44% Net interest 3.22% 828 825 815 0% income 792 777 778 790 783 2.20 -4% 2.20 Provisions 1.24% 1.02% Loans Deposits Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Q4 2011 2012 Gross loans: EUR 59 bn. New loans: +1% Attributable profit* Var. % 2012/2011 EUR Million % o/ total Other Germany +5% Germany 186 201 206 Poland 183 176 181 6 163 5 Nordic countries +14% Italy 11 96 Poland +9% 12 52 Spain Spain -4% 14 Italy -29% Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Q4 Nordic Others -11% * Excluding Santander Consumer UK’s profit as it is recorded in Santander countries UK. Including it, 2012 attributable profit was EUR 827 mill. (+11%)

Poland (BZ WBK) 2012

35

Activity[1]

Volumes

Var. Dec'12 / Dec'11

Individuals +9%
current a/c +13%
+5%
-1%
Loans
Deposits

Balances (€ bn.) and LDR[2]

82%
87%
9
11
10
11
Loans
Dep.
Loans
Dep.
Dec'11
Dec'12

Basic revenues

Constant EUR million

+8%
199
200
209
209
218
220
225
Q2
Q3
Q4
Q1'12
Q2
Q3
Q4

Return on net interest income

Return / Costs

6.84%
7.06%
7.09%
7.20%
7.23%
Return
Costs
2.65%
2.96%
3.00%
3.19%
3.19%
Q2'11
Q4'11
Q2'12
Q3'12
Q4'12

Net interest inc. / ATAs

3.41%
3.75%
Q2'11
2012

Attributable profit

Constant EUR million

89
77
63
74
85
78
93
Q2
Q3
Q4
Q1'12
Q2
Q3
Q4

(1) Local currency
(2) Net loan-to deposit ratio

Santander

Poland (BZ WBK) 2012 35 The contribution to the Group’s profits increased 44% (21% on a like-for-like period). Selective growth in lending (individuals) and savings (current a/c and mutual funds) Activity1 Basic revenues Volumes Balances (€ bn.) and LDR2 Constant EUR million Var. Dec’12 / Dec’11 +8% 82% 87% Individuals current a/c 220 +9% +13% 218 209 209 199 200 +5% 11 11 9 10 -1% Loans Dep. Loans Dep. Dec’11 Dec’12 Loans Deposits Q2 Q3 Q4 Q1’12 Q2 Q3 Q4 Return on net interest income Attributable profit Return / Costs Net interest inc. / ATAs Constant EUR million 6.84% 7.06% 7.09% 7.20% 7.23% 3.75% 89 85 93 Return 3.41% 77 74 78 63 Costs 2.96% 3.00% 3.19% 3.19% 2.65% Q2’11Q4’11 Q2’12 Q3’12 Q4’12 Q2’11 2012 Q2 Q3 Q4 Q1’12 Q2 Q3 Q4 (1) Local currency (2) Net loan-to deposit ratio

United Kingdom 2012

36

Activity[1]

Volumes
Balances in £ bn. & var. Dec'12/Dec'11
-5%
-1%
0%
Excl. Type A +5%
SMEs +18%
164
31
149
Mortgages
Companies
Deposits [2]

Loans / deposits diff.
1.54%
1.56%
1.43%
1.41%
1.46%
Net interest income / customer assets
1.77%
1.63%
1.42%
1.35%
1.35%
Q4
Q1'12
Q2
Q3
Q42

Basic revenues

£ Million
-17%
1,183
1,202
1,175
1,154
1,044
954
936
955
Q1'11
Q2
Q3
Q4
Q1'12
Q2
Q3
Q4

Attributable profit: £ 952 mill. (EUR 1,175 mill.)

Var. 2012 / 2011 in £
Gross income -18%
Expenses -1%
Net op. income -30%
Net op. income after provis. -43%
Ordinary attrib. profit -16%
Attributable profit -10%

Attributable profit

£ Million
431
-101
375
355
255
210
268
(**)
203
219
Q1'11
Q2*
Q3
Q4
Q1'12
Q2
Q3
Q4

Santander

United Kingdom 2012 36 Improved spreads in the front book started to be reflected in revenues Good trend in costs and provisions Better funding structure and successful retail transformation Activity1 Basic revenues Volumes Loans / deposits diff. Ł Million Balances in Ł bn. & var. Dec’12/Dec’11 -17% 1.54% 1.56% 1.46% -5% -1% 0% 1.43% 1.41% 1,183 1,202 1,175 1,154 1,044 Excl. Type A 954 936 955 +5% Net interest income / customer assets 164 SMEs +18% 149 1.77% 1.63% 31 1.42% 1.35% 1.35% 2 Q4 Q1’12 Q2 Q3 Q42 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Q4 Mortgages Companies Deposits Attributable profit: Ł 952 mill. (EUR 1,175 mill.) Attributable profit Var. 2012 / 2011 in Ł Ł Million Gross income -18% 431 Expenses -1% 375 355 255 268 Net op. income -30% 210 219 (**) Net op. income after provis. -43% -101 203 Ordinary attrib. profit -16% Q1’11 Q2* Q3 Q4 Q1’12 Q2 Q3 Q4 Attributable profit -10% (*) Impact from PPI provision (**) Positive impact of Ł65 mill. from net between capital gains and provisions (1) Local criteria. Balances in billion sterling (2) Excluding GBM balances and other deposits for Ł9 bn. at December 2012 Note.- SMEs do not include non-core balances

Brazil 2012

37

Activity[1]

Volumes
Var. Dec'12 /Dec'11
+6%
+6%
Loans
Deposits 2

NII / Provisions (o/ATAs)
7.42%
8.23%
Net interest income
4.63
4.28
Provisions
2.79%
3.95%
2011
2012

Attributable profit: US$ 2,841 mill. (EUR 2,212 mill.)

Var. 2012 / 2011 in constant US$

		Excl. perimeter
Basic revenues	+12%	+12%
Gross income	+12%	+13%
Expenses	+5%	+5%
Net op. income	+17%	+17%
Net op. income after provisions	-8%	-7%
Attrib. profit	-9%	0%

Basic revenues

Constant US$ million
+3%
4,355
4,452
4,522
4,851
5,022
5,218
5,152
5,004
Q1'11
Q2
Q3
Q4
Q1'12
Q2
Q3
Q4

Attributable profit

Constant US$ million
Net profit
Minority interests
Attributable profit
1,031
920
833
957
983
849
874
894
174
155
132
165
213
194
174
177
857
765
701
792
770
655
700
717
Q1'11
Q2
Q3
Q4
Q1'12
Q2
Q3
Q4

(1) Local currency
(2) Excluding Repos. Including «letras financieras»

Brazil 2012 37 Strong growth of net operating income in the year (+17%) backed by revenues. In the quarter, impact from spreads on revenues and lower provisions Activity1 Basic revenues Volumes NII / Provisions (o/ATAs) Constant US$ million +3% Var. Dec’12 /Dec’11 Net 8.23% 7.42% interest income 4,851 4,355 4,452 4,522 4.28 +6% +6% 4.63 Provisions 3.95% 2.79% 2 Loans Deposits 2011 2012 Attributable profit: US$ 2,841 mill. Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Q4 (EUR 2,212 mill.) Var. 2012 / 2011 in constant US$ Excl. Attributable profit perimeter Basic revenues +12% +12% Constant US$ million Gross income +12% +13% Net profit 1,031 920 957 983 Expenses +5% +5% Minority 833 849 874 894 174 213 interests 155 165 177 132 194 174 Net op. income +17% +17% Attributable 857 765 792 770 Net op. income 701 655 700 717 -8% -7% profit after provisions Attrib. profit -9% 0% Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Q4 (1) Local currency (2) Excluding Repos. Including «letras financieras»

Latin America Ex-Brazil 2012

38

Activity[1]

Volumes
Var. Dec'12 / Dec'11
+10%
+12%
Loans
Deposits 2

NII / Provisions (o/ATAs)
3.61%
4.20%
Net interest income
2.79
3.17
Provisions
0.82%
1.03%
2011
2012

Basic revenues

Constant US$ million
+10%
1,930
2,014
2,068
2,177
2,271
2,230
2,223
2,387
Q1'11
Q2
Q3
Q4
Q1'12
Q2
Q3
Q4

Attributable profit: US$ 2,687 mill. (EUR 2,092 mill.)

Var. 2012 / 2011 in constant US$ (%)

		Excl. perimeter
Basic revenues	+11%	+14%
Gross income	+10%	+14%
Expenses	+6%	+9%
Net op. income	+13%	+17%
Net op. income after provisions	+8%	+13%
Attrib. profit	-2%	+9%

Attributable profit by country

Constant US$ million
756
796
687
769
818
752
709
762
Net profit
62
76
47
80
79
77
49
149
Minority interests
694
720
640
689
739
675
660
613
Attributable profit
Q1'11
Q2
Q3
Q4
Q1'12
Q2
Q3
Q4

Santander

Latin America Ex-Brazil 2012 38 Very good year with activity and profits excluding perimeter growing at double digit. Expansion of commercial capacity will continue in 2013 Activity1 Basic revenues Constant US$ million Volumes NII / Provisions (o/ATAs) +10% Var. Dec’12 / Dec’11 4.20% 3.61% Net interest 2,271 2,230 2,387 income 2,068 2,177 2,223 +12% 1,930 2,014 +10% 2.79 3.17 Provisions 0.82% 1.03% Loans Deposits 2 2011 2012 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Q4 Attributable profit: US$ 2,687 mill. Attributable profit by country (EUR 2,092 mill.) Var. 2012 / 2011 in constant US$ (%) Excl. Constant US$ million perimeter Basic revenues +11% +14% 756 796 769 818 752 762 Net profit 687 709 Gross income +10% +14% 76 79 62 80 77 49 149 Minority 47 interests Expenses +6% +9% 694 720 640 689 739 675 660 Attributable Net op. income +13% +17% 613 profit Net op. income +8% +13% after provisions Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Q4 Attrib. profit -2% +9% (1) Constant currency. In volumes, excluding impact from Colombia sale (2) Excluding Repos

Mexico 2012

39

Activity[1]

Volumes

Var. Dec'12 /Dec'11

+19%
+7%
Loans
Deposits 2

NII / Provisions (o/ATAs)

3.78%
4.04%
Net interest income
3.01
3.10
0.77%
0.94%
Provisions
2011
2012

Attributable profit: US$ 1,304 mill. (EUR 1,015 mill.)

Var. 2012 / 2011 in constant US$

	Var.	Excl. perimeter
Basic revenues	+19%	+19%
Gross income	+17%	+18%
Expenses	+11%	+11%
Net op. income	+21%	+23%
Net op. income after provisions	+17%	+19%
Attrib. profit	+6%	+14%

Basic revenues

Constant US$ million

+19%
703
714
770
787
849
850
906
936
Q1'11
Q2
Q3
Q4
Q1'12
Q2
Q3
Q4

Attributable profit

Constant US$ million

321
296
323
287
383
344
345
307
74
233
Net profit
Minority interests
Attributable profit
Q1'11
Q2
Q3
Q4
Q1'12
Q2
Q3
Q4

(1) Local currency
(2) Excluding Repos

Santander

Mexico 2012 39 In 2012, sharp activity increase and profits growing at double digit rates. In Q4’12 revenues grew for the seventh quarter and costs reflected the increased commercial capacity Activity1 Basic revenues Volumes NII / Provisions (o/ATAs) Constant US$ million Var. Dec’12 /Dec’11 4.04% +19% 3.78% Net interest +19% income 906 936 3.01 3.10 787 849 850 714 770 +7% 703 0.94% Provisions 0.77% Loans Deposits 2 2011 2012 Attributable profit: US$ 1,304 mill. (EUR 1,015 mill.) Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Q4 Var. 2012 / 2011 in constant US$ Excl. perimeter Attributable profit Basic revenues +19% +19% Constant US$ million Gross income +17% +18% 383 344 345 Net profit Expenses +11% +11% 321 296 323 287 307 74 Minority Net op. income +23% interests +21% 383 321 296 323 344 345 287 Attributable Net op. income 233 +17% +19% profit after provisions Attrib. profit +6% +14% Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Q4 (1) Local currency (2) Excluding Repos

Chile 2012 40

Activity[1]

Volumes
Var. Dec'12 /Dec'11
+9%
+6%
Loans
Deposits[2]

NII / Provisions (o/ATAs)
3.92%
4.15%
Net interest income
2.94
2.77
0.98%
1.38%
Provisions
2011
2012

Attributable profit: US$ 640 mill. (EUR 498 million)

Var. 2012 / 2011 in constant US$

		Excl. perimeter
Basic revenues	+4%	+4%
Gross income	+4%	+5%
Expenses	+6%	+6%
Net op. income	+3%	+5%
Net op. income after provisions	-14%	-11%
Attrib. profit	-24%	-10%

Basic revenues

Constant US$ million
+4%
634
691
641
715
715
690
646
741
Q1'11
Q2
Q3
Q4
Q1'12
Q2
Q3
Q4

Attributable profit

Constant US$ million
Net profit
Minority interests
Attributable profit
281
61
220
334
75
259
206
45
161
282
77
205
253
78
175
241
75
166
174
49
125
247
74
173
Q1'11
Q2
Q3
Q4
Q1'12
Q2
Q3
Q4

(1) Local currency
(2) Excluding Repos

Santander

Chile 2012 40 Improved loans and deposits trend in the quarter. In profits, favourable impact on revenues due to higher inflation (UF portfolio). Activity1 Basic revenues Volumes NII / Provisions (o/ATAs) Constant US$ million Var. Dec’12 /Dec’11 +4% 3.92% 4.15% Net interest +9% income 2,77 691 715 715 690 741 +6% 2,94 634 641 646 Provisions 1.38% 0.98% Loans Deposits 2 2011 2012 Attributable profit: US$ 640 mill. (EUR 498 million ) Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Q4 Var. 2012 / 2011 in constant US$ Excl. Attributable profit perimeter Basic revenues +4% +4% Constant US$ million Gross income +4% +5% 334 Net profit 281 282 75 253 247 Expenses 241 +6% +6% Minority 61 206 77 interests 78 75 174 74 45 Net op. income +3% +5% Attributable 259 49 220 205 Net op. income profit 161 175 166 173 -14% -11% 125 after provisions Attrib. profit -24% -10% Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Q4 (1) Local currency (2) Excluding Repos

41

Latin America ex-Brazil

Attributable profit. Constant US$ million

Argentina

+16%
363
422
2011
2012

Puerto Rico

+56%
47
74
2011
2012

Uruguay

+128%
26
60
2011
2012

Perú

+32%
15
20
2011
2012

IPB*

+6%
185
196
2011
2012

(*) International Private Banking

Latin America ex-Brazil 41 The remaining countries in the region registered growth, mainly driven by basic revenues Attributable profit. Constant US$ million Argentina Puerto Rico Uruguay 422 +56% +128% 363 74 60 47 26 2011 2012 2011 2012 2011 2012 Perú IPB* +32% +6% 185 196 20 15 2011 2012 2011 2012 (*) International Private Banking

United States 2012

42

Sovereign Bank

Activity[1]

Volumes
Var. Dec'12 / Dec'11
+5%
+5%
Loans
Deposits
NII / Provisions (o/ATAs)
3.21%
2.79%
Net interest income
2.50
2.35
Provisions
0.71%
0.44%
2011
2012

Quarterly profit

US$ Mill.
Trust PIERS impact: US$127 mill.
176
183
195
177
191
171
54
190
Q1'11
Q2
Q3
Q4
Q1'12
Q2
Q3
Q4

SCUSA

Activity[1]

Gross loans
US$ billion (avg. balances)
+15%
15.3
17.6
2011
2012
New loans
US$ billion
+51%
5.7
8.6
2011
2012

Quarterly contribution

US$ Mill.
Use of provisions: US$ 77 million
SCUSA profit
Minority int. and perimeter
Contribution to SAN (constant perimeter)
240
164
163
172
191
162
159
163
156
107
106
112
124
105
103
104
Q1'11
Q2
Q3
Q4
Q1'12
Q2
Q3
Q4

(1) Local currency

Santander

United States 2012 42 Profit of US$ 1,042 mill. (EUR 811 mill.) in the US. Sovereign Bank recovered its growth pace in the quarter. SCUSA kept up its contribution backed by sharp activity increase Activity1 Quarterly profit US$ Mill. Trust PIERS impact: Volumes NII / Provisions (o/ATAs) US$127 mill. Var. Dec’12 / Dec’11 3.21% 2.79% Net interest 195 income 176 183 177 191 171 +5% +5% 2.50 2.35 Provisions 54 0.71% 0.44% Loans Deposits 2011 2012 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Q4 Activity1 Quarterly contribution US$ Mill. Use of provisions: US$ 77 million Gross loans New loans US$ billion (avg. balances) US$ billion +15% +51% SCUSA profit 240 17.6 Minority int. and 191 164 163 172 162 159 163 15.3 8.6 perimeter 5.7 Contribution to SAN 156 (constant 107 106 112 124 105 103 104 perimeter) 2011 2012 2011 2012 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Q4 (1) Local currency

Corporate Activities 43

EUR million

	2012	2011	Var.		
Revenues	-1,895	-1,392	-503	Cost of credit and: liquidity buffer	-352
				Metrovacesa:	-100
Operating expenses	-837	-838	+1		
Provisions, tax and minority interests	-531	67	-598	Italy's goodwill:	-156
				Real estate fund:	-169
Ordinary attributable profit	**-3,263**	**-2,163**	**-1,100**		

Santander

Corporate Activities 43 Lower revenues (liquidity measures) and larger provisions (Italy’s goodwill and real estate fund) 2012 2011 Var. EUR million Cost of credit and: -352 liquidity buffer Revenues -1,895 -1,392 -503 Metrovacesa: -100 Operating expenses -837 -838 +1 Italy’s goodwill: -156 Provisions, tax and minority interests -531 67 -598 Real estate fund: -169 Ordinary attributable profit -3,263 -2,163 -1,100

Agenda ? Group performance 2012 — Highlights — Results ? Business areas performance 2012 ? Outlook ? Appendix

45

Economic-financial scenario still demanding in 2013

Eurozone

Other developed countries

- USA: recovery will continue, although still with uncertainties (fiscal cliff). Financial business growing weakly and lower spreads
- United Kingdom: slower recovery. Financial business, significant improvement of funding costs

Emerging countries

Global

Santander

45 Economic-financial scenario still demanding in 2013 Gradual recovery in the confidence in the euro: ongoing reforms Reduced tensions in peripheral countries (Italy, Spain, Ireland, Portugal) Eurozone Spain: banking recapitalisation / restructuring + private sector adjustment + started reforms … will begin to bear fruit USA: recovery will continue, although still with uncertainties (fiscal cliff). Other Financial business growing weakly and lower spreads developed United Kingdom: slower recovery. Financial business, significant countries improvement of funding costs Emerging Sustained growth in Latin America. Improvement in Brazil countries Poland: deceleration, although better than the eurozone’s average In short, 2013 macroeconomic scenario still weak. Improvement expected throughout the year towards solid recovery in 2014 Global Specification of regulatory changes started: LCR defined, CRD IV underway, delayed application of BIS III

2013 Outlook 46 Weak macroeconomic scenario, although improving Main management focus: Santander-Banesto-Banif merger Spain In business, mortgages repricing and lower liabilities costs Towards cost of credit normalisation in second half of 2013 / 2014 Selective market share increase SCF Keep credit quality at differential levels High profitability, above competitors Main management focus: BZ WBK and Kredyt Bank merger Poland Significant activity growth Achieving the targets announced during the merger Selective balance sheet growth United Focus on reducing liabilities cost. It will reflect on revenues from Kingdom the second half of the year onwards Keep increasing market share in companies

2013 Outlook 47 Volumes recovering double digit growth; spreads under pressure Brazil General and personnel expenses below inflation Gradual improvement of credit quality with macroeconomic recovery Mexico: gaining market share with the expansion plan. It will Latam-ex reflect in activity and profits. Maintaining good risk quality Brazil Chile: volumes recovery (mainly liabilities). Stability / gradual reduction of cost of credit Consolidation of retail franchise will continue, taking advantage of growth potential in companies USA Scenario of lower spreads, which will be offset by volumes Cost of credit will continue sliding downwards

Agenda Group performance 2012 Highlights Results Business areas performance 2012 Outlook Appendix

Group’s balance sheet

50

Main trends of the Group's balance sheet

Balance sheet at December 2012

EUR billion
1,270
Cash and credit institutions
212
2
Derivatives
118
3
AFS Portfolio
74
4
Trading portfolio
49
5
Other*
96
6
Loans to customers
721
1
1,270
Credit institutions
153
Derivatives
131
Other
36
Customer Deposits**
638
Issues and subordinated liabilities
213
Shareholders' equity & fixed liabilities
99
Assets
Liabilities

1. Lending: 57% of balance sheet
2. Cash, Central Banks and credit institutions: 17%
3. Derivatives (with counterparty on the liabilities side): 9% of balance sheet
4. Available for sale portfolio (AFS): 6%
5. Trading portfolio: 4%
6. Other (goodwill, fixed assets, accruals): 7%

Santander

Main trends of the Group’s balance sheet 50 Retail balance sheet, appropriate for the business nature, of low risk, liquid and well capitalised Balance sheet at December 2012 1 Lending: 57% of balance sheet EUR billion 1,270 1,270 2 Cash, Central Banks and credit Credit institutions: 17% Cash and credit institutions institutions 153 212 2 Derivatives 131 3 Derivatives 118 3 Derivatives (with counterparty Other 36 AFS Portfolio 74 4 on the liabilities side): 9% of Trading portfolio 49 5 balance sheet Other* 96 6 Customer 4 Deposits** 638 Available for sale portfolio (AFS): 6% Loans to customers 721 1 5 subordinated Issues and Trading portfolio: 4% liabilities 213 Shareholders’ equity 6 & fixed liabilities 99 Other (goodwill, fixed assets, accruals): 7% Assets Liabilities (*) Other assets: Goodwill EUR 25 bn., tangible and intangible assets EUR 17 bn., other capital instruments at fair value EUR 1 bn., accruals and other accounts EUR 53 bn. (**) Including retail commercial paper

Secondary segments results

Retail Banking 52

Activity

EUR billion
Loans
-2%
660
648
Dec'11
Dec'12
Deposits²
+5%
547
573
Dec'11
Dec'12

Attributable profit: EUR 6,385 million

Var. 2012 / 2011
Basic revenues
+4%
Gross income
+4%
Expenses
+3%
Net op. income
+4%
Net op. income after provisions
-14%
Ordinary attrib. profit
-9%
Attrib. profit
-8%

Basic revenues[1]

EUR million
-1%
9,086
9,430
9,438
9,443
9,913
9,813
9,727
9,334
Q1'11
Q2
Q3
Q4
Q1'12
Q2
Q3
Q4

Attributable profit

Santander

Retail Banking 52 In the year, the positive evolution of basic revenues did not feed through to profit because of larger provisions and minority interests Activity Basic revenues1 EUR billion EUR million Loans Deposits2 -1% +5% 9,913 9,430 9,438 9,443 9,813 9,727 9,334 -2% 573 9,086 547 660 648 Dec’11 Dec’12 Dec’11 Dec’12 Attributable profit: EUR 6,385 million Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Q4 Var. 2012 / 2011 Attributable profit Basic revenues +4% EUR million Gross income +4% 2,187 Expenses +3% 1,727 1,570 1,647 1,619 1,605 1,513 1,427 Net op. income +4% Net op. income after -14% provisions Ordinary attrib. profit -9% Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3* Q4 (*) Positive impact of EUR 81 mill. from the net between capital gains and provisions in Attrib. profit -8% the UK (1) Net interest income + fee income + Insurance activity (2) Including retail commercial paper and “letras financieras”

Santander Consumer Finance Total. 2012

53

Aggregates the Continental Europe, United Kingdom and USA units

Basic data

Top 3[1] in 9 countries

14	Countries
51	Agreements with manufacturers for "captive" financing
14.2	Million customers
129,000	Dealers-participants
76,931	Million euros in loans[2]
31,892	Million euros in deposits
1,166	Million euros in attributable profit for 2012

Total portfolio[2] (Dec.'12): EUR 77 bill.

EUR million

Continental Europe
59
United Kingdom
4
USA
14

Attributable profit 2012: EUR 1,166 mill.

EUR million

Continental Europe
727
United Kingdom
100
USA
339

Santander

Santander Consumer Finance Total. 2012 53 Aggregates the Continental Europe, United Kingdom and USA units Basic data Total portfolio2 (Dec.’12): EUR 77 bill. EUR million Top 31 in Continental 9 countries 59 14 Countries Europe Agreements with manufacturers United Kingdom 4 51 for “captive” financing USA 14 14.2 Million customers Attributable profit 2012: EUR 1,166 mill. 129,000 Dealers-participants EUR million 76,931 Million euros in loans2 Continental Europe 727 31,892 Million euros in deposits United Kingdom 100 1,166 Million euros in attributable profit USA 339 for 2012 Note: Basic data as of December 2012) (1) Market share of new car financing loans (2) Gross loan portfolio under management

54

Global Wholesale Banking (GBM)

Gross income

EUR Million
+2%
TOTAL
4.608
4.704
Trading & capital
547
+9%
597
Equities
353
+11%
392
Rates
1,243
-6%
1,170
Credit
767
+8%
829
Corporate finance
89
-23%
69
Transactional Banking
1,609
+2%
1,647
2011
2012
Customer revenues
(+1% / 2011)

Gross income

EUR Million
+4%
Total
Trading
Clients
1,322
197
1,125
1,183
140
1,043
1,078
81
997
1,025
129
896
1,409
195
1,214
1,152
130
1,022
1,074
109
965
1,068
162
906
Q1'11
Q2
Q3
Q4
Q1'12
Q2
Q3
Q4

Attributable profit

Global Wholesale Banking (GBM) 54 Solid revenues amid an environment of volatile markets, underpinned by customer revenues Gross income Gross income EUR Million EUR Million +4% +2% 1,409 TOTAL 4.704 Total 1,322 4.608 1,183 1,078 195 1,152 597 Trading 197 1,025 1,074 1,068 547 +9% 140 130 Trading & capital 81 109 129 162 Equities 353 +11% 392 Clients 1,214 1,125 1,043 1,022 997 896 965 906 Rates 1,243 -6% 1,170 +8% Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Q4 Credit 767 829 -23% 69 Attributable profit Corporate finance 89 EUR Million Transactional +2% 1,647 1,609 Banking 636 602 435 397 415 445 372 365 2011 2012 Customer revenues (+1% / 2011) Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Q4

Asset Management and Insurance

55

Total revenues. Contribution to the Group

EUR Million

-4%
4,183
4,014
2011
2012

Asset Management
Insurance
-4%
1,278
1,229
2011
2012
-4%
2,905
2,784
2011
2012

Gross income

EUR Million

Attributable profit

EUR Million

Santander

Asset Management and Insurance 55 High contribution to the Group: 9% of operating areas total revenues. Lower profit as a result of preference for liquidity (Asset Management) and perimeter (Insurance) Total revenues. Contribution Gross income to the Group EUR Million -4% 4,183 243 250 234 231 229 ,014 218 189 231 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Q4 Attributable profit 2011 2012 EUR Million Asset Insurance Management -4% 129 2,905 120 110 2,784 97 98 92 88 83 -4% 1,278 1,229 2011 2012 2011 2012 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Q4

Main units spreads and NPL ratios

Continental Europe. Main units spreads 57 (%) SAN Branch Network Banesto Retail Banking 2.87 3.09 2.86 2.53 2.68 2.54 2.70 2.54 2.52 2.66 2.20 2.49 1.95 2.03 2.39 2.37 2.62 2.66 2.19 2.42 2.33 2.31 2.30 1.97 2.03 2.01 1.67 2.08 2.12 2.16 1.98 1.90 0.56 0.65 0.53 0.51 0.45 0.47 0.42 0.20 0.12 0.36 0.33 0.18 0.05 0.09 -0.36 -0.39 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Q4 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Q4 Loans Deposits Total Loans Deposits Total Santander Consumer Lending Portugal Retail Banking 2.23 2.34 2.39 2.47 2.47 2.08 2.06 2.15 4.83 4.43 4.48 4.57 4.51 4.57 4.67 4.73 1.96 1.75 1.68 1.45 1.43 1.43 1.34 1.23 0.12 -0.31 -0.47 -0.78 -0.91 -0.96 -1.13 -1.24 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Q4 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Q4 Loans Loans Deposits Total

58

Continental Europe. NPL and coverage ratios

Banco Santander[1]
49%
44%
39%
39%
41%
55%
62%
70%
4.68%
5.08%
5.63%
5.99%
6.33%
6.59%
6.98%
7.29%
Mar'11
Jun
Sep
Dec
Mar'12
Jun
Sep
Dec
NPL
Coverage

Banesto
52%
52%
53%
53%
51%
54%
68%
71%
4.31%
4.54%
4.69%
5.01%
5.07%
5.27%
5.74%
6.28%
Mar'11
Jun
Sep
Dec
Mar'12
Jun
Sep
Dec
NPL
Coverage

Santander Consumer
98%
103%
105%
109%
108%
111%
110%
110%
4.99%
4.74%
4.50%
3.97%
4.05%
3.88%
3.96%
3.90%
Mar'11
Jun
Sep
Dec
Mar'12
Jun
Sep
Dec
NPL
Coverage

Portugal
62%
62%
53%
55%
58%
53%
52%
53%
3.03%
3.25%
3.78%
4.06%
4.59%
5.42%
6.16%
6.56%
Mar'11
Jun
Sep
Dec
Mar'12
Jun
Sep
Dec
NPL
Coverage

Santander

Continental Europe. NPL and coverage ratios 58 Banco Santander1 Banesto 62% 70% 55% 68% 71% 49% 44% 41% 39% 39% 52% 52% 53% 53% 51% 54% 5.08% 5.63% 5.99% 6.33% 6.59% 6.98% 7.29% 5.74% 6.28% 4.68% 4.31% 4.54% 4.69% 5.01% 5.07% 5.27% Mar’11 Jun Sep Dec Mar’12 Jun Sep Dec Mar’11 Jun Sep Dec Mar’12 Jun Sep Dec NPL Coverage NPL Coverage Santander Consumer Portugal 105% 109% 108% 111% 110% 110% 62% 62% 98% 103% 55% 58% 53% 53% 52% 53% 6.16% 6.56% 4.99% 4.59% 5.42% 4.74% 3.03% 3.25% 3.78% 4.06% 4.50% 3.97% 4.05% 3.88% 3.96% 3.90% Mar’11 Jun Sep Dec Mar’12 Jun Sep Dec Mar’11 Jun Sep Dec Mar’12 Jun Sep Dec NPL Coverage NPL Coverage (1) Santander Branch Network’s NPL ratio was 9.65% and coverage ratio 68% as of Dec’12

Spain[1]. Real estate exposure and coverage ratios

59

Coverage by borrowers' situation (December 2012)

EUR Million

	Gross risk	Coverage Fund	Net risk
Non-performing	7,576	3,779	3,797
Substandard[2]	2,149	833	1,316
Foreclosed real estate	7.838	4,164	3,674
Total problem loans	17,563	8,776	8,787
Outstanding risk[3]	6,142	2,420	3,722
Real estate exposure	**23,705**	**11,196**	**12,509**

Total coverage (problem loans + outstanding risk)

provisions / exposure (%)

Total real estate exposure

47%
22%
Dec'11
Dec'12

	Dec'11	Dec'12
Non-performing	33%	50%
Substandard[2]	16%	39%
Foreclosed real estate	50%	53%
Total problem loans	**37%**	**50%**
Outstanding risk[3]	0%	39%

Santander

Spain1. Real estate exposure and coverage ratios 59 The sharp stock reduction coupled with the provisions made, sharply increased the coverage ratio of real estate exposure in Spain Coverage by borrowers’ situation Total coverage (December 2012) (problem loans + outstanding risk) EUR Million provisions / exposure (%) 47% Gross risk Coverage Net risk Total real estate Fund exposure 22% Non-performing 7,576 3,779 3,797 Substandard2 2,149 833 1,316 Dec’11 Dec’12 Foreclosed real estate 7.838 4,164 3,674 Non-performing 33% 50% Total problem loans 17,563 8,776 8,787 Substandard2 16% 39% 3 Foreclosed real estate 50%53% Outstanding risk 6,142 2,420 3,722 Total problem loans 37% 50% Real estate exposure 23,705 11,196 12,509 3 Outstanding risk 0% 39% (1) Including Santander Branch Network, Banesto, GBM Spain, SCF Spain and Banif (2) 100% up-to-date with payments (3) Outstanding risk = Performing loans

60

LOANS with real estate purpose

EUR Million

	Dec'12	Dec'11	Var.
Finished buildings	7,025	10,155	-3,130
Buildings under constr.	1,494	1,985	-491
Developed land	3,908	3,994	-86
Building and other land	1,218	2,572	-1,354
Non mortgage guarantee	2,222	4,737	-2,515
Total	**15,867**	**23,442**	**-7,575**

Foreclosed REAL ESTATE

EUR Million

	Gross amount	Coverage	Net amount
Finished buildings	2,440	39%	1,495
Buildings under constr.	668	50%	334
Developed land	3,333	61%	1,305
Building land	1,137	60%	454
Other land	260	67%	86
Sub Total	**7,838**	**53%**	**3,674**

Santander

Loans with real estate purpose and foreclosed real estate in Spain 60 LOANS with real estate purpose Foreclosed REAL ESTATE EUR Million EUR Million Gross Net Dec’12 Dec’11 Var. amount Coverage amount ■?Finished buildings 7,025 10,155 -3,130 ■?Finished buildings 2,440 39% 1,495 ■?Buildings under constr. 1,494 1,985 -491 ■?Buildings under constr. 668 50% 334 ■?Developed land 3,908 3,994 -86 ■?Developed land 3,333 61% 1,305 ■?Building and other land 1,218 2,572 -1,354 ■?Building land 1,137 60% 454 ■Non mortgage guarantee2,222 4,737 -2,515■Other land 260 67% 86 Total 15,867 23,442 -7,575 Sub Total 7,838 53% 3,674

United Kingdom. Spreads and NPL ratios 61 (%) Spreads Retail Banking NPL and coverage 2.53 2.57 2.61 2.67 2.73 2.40 2.40 2.46 47% 47% 45% 43% 42% 40% 40% 40% 1.53 1.48 1.50 1.53 1.55 1.43 1.41 1.46 -0.87 -0.92 -0.96 -1.00 -1.02 1.94% 2.05% -1.18 -1.26 -1.27 1.73% 1.81% 1.86% 1.84% 1.82% 1.83% Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Q4 Mar’11 Jun Sep Dec Mar’12 Jun Sep Dec Loans Deposits Total NPL Coverage

Spreads main countries Latin America 62 (%) Retail Banking Brazil Retail Banking Mexico 16.17 10.67 10.44 10.65 10.73 10.72 10.98 15.84 15.41 15.44 15.17 15.49 10.26 10.32 14.81 13.92 14.72 15.05 14.23 14.44 14.44 14.84 14.25 13.41 8.58 8.40 8.36 8.69 8.81 8.79 8.98 8.27 1.12 1.12 1.18 1.00 0.73 0.65 2.09 2.04 1.99 1.96 1.96 1.92 1.93 2.00 0.56 0.51 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Q4 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Q4 Loans Deposits Total Loans Deposits Total Retail Banking Chile 7.47 7.04 6.83 6.87 7.01 6.98 6.84 6.61 4.38 4.35 4.56 4.62 4.48 4.36 4.14 4.18 3.09 2.90 2.65 2.52 2.45 2.36 2.36 2.25 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Q4 Loans Deposits Total

63

Latin America. NPLs and coverage ratios

Brazil

104%
102%
100%
95%
90%
90%
92%
90%
4.85%
5.05%
5.05%
5.38%
5.76%
6.51%
6.79%
6.86%
Mar'11
Jun
Sep
Dec
Mar'12
Jun
Sep
Dec
NPL
Coverage

Mexico[1]

234%
165%
176%
176%
195%
183%
175%
157%
1.58%
2.45%
1.78%
1.82%
1.61%
1.64%
1.69%
1.94%
Mar'11
Jun
Sep
Dec
Mar'12
Jun
Sep
Dec
NPL
Coverage

Chile

(1) GE entry in June 2011

Santander

Latin America. NPLs and coverage ratios 63 Brazil Mexico1 234% 195% 183% 104% 102% 100% 165% 176% 176% 175% 95% 90% 90% 92% 90% 157% 6.51% 6.79% 6.86% 5.38% 5.76% 2.45% 4.85% 5.05% 5.05% 1.94% 1.58% 1.78% 1.82% 1.61% 1.64% 1.69% Mar’11 Jun Sep Dec Mar’12 Jun Sep Dec Mar’11 Jun Sep Dec Mar’12 Jun Sep Dec NPL Coverage NPL Coverage Chile 89% 89% 88% 73% 68% 64% 61% 58% 3.80% 3.85% 4.52% 4.65% 5.00% 5.17% 3.65% 3.63% Mar’11 Jun Sep Dec Mar’12 Jun Sep Dec NPL Coverage (1) GE entry in June 2011

Sovereign Bank. Spreads and NPL and coverage ratios

64

(%)

Spreads Retail Banking

NPLs and coverage

82%
85%
93%
96%
107%
113%
110%
106%
4.15%
3.76%
3.22%
2.85%
2.46%
2.27%
2.31%
2.29%
Mar'11
Jun
Sep
Dec
Mar'12
Jun
Sep
Dec
NPL
Coverage

Santander

Sovereign Bank. Spreads and NPL and coverage ratios 64 (%) Spreads Retail Banking NPLs and coverage 2.94 2.90 2.86 113% 110% 2.75 2.82 2.74 2.68 107% 106% 2.62 93% 96% 82% 85% 2.36 2.45 2.37 2.39 2.16 2.24 2.22 2.29 4.15% 3.76% 3.22% 2.85% 0.78 0.66 2.46% 2.27% 2.31% 2.29% 0.40 0.46 0.46 0.41 0.37 0.29 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Q4 Mar’11 Jun Sep Dec Mar’12 Jun Sep Dec Loans Deposits Total NPL Coverage

Santander

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SANTANDER
BEST GLOBAL BANK
EUROMONEY

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: February 1, 2013	By:	/s/ José Antonio Álvarez

Name: José Antonio Álvarez
Title: Executive Vice President